2022

Sustainability and
Annual Reports

2023

Notice and Proxy
Statement



AVERY
DENNISON

Letter from Our Chairman/CEO and President/COO

Fellow Stakeholders,

Our team at Avery Dennison once again delivered impressive results in 2022 in the face of an extremely challenging environment. We posted record profits, with adjusted earnings per share up low-double digits ex. currency and up ~40% from 2019 levels, while continuing to make significant advancements toward our long-term sustainability goals.

Continued strong operating results

We reorganized our businesses last year into two reporting groups: Materials and Solutions. Both groups posted strong results in 2022 amid significant macro headwinds, including sizable currency movements, pandemic-driven demand challenges in China, the Russian war in Ukraine, and significant inflation and supply chain disruptions. The inflation and supply chain disruptions caused an increase in demand volatility throughout the year, which resulted in a reduction of inventories by our customers in the fourth quarter. This put pressure on our financial results in Q4; we expect to return to a more normalized growth trajectory beginning in mid-2023. In light of the near-term slowdown in demand, we have initiated temporary cost reduction actions, ramped up restructuring initiatives and pared back capital investments in our base businesses — all while protecting investments in our high growth initiatives, particularly Intelligent Labels, both organically and through M&A. We remain well-positioned to maintain our long track record of earnings growth and are on track to meet our 2025 financial targets.

Accelerating growth: Intelligent Labels

Our Intelligent Labels platform remains a key element of our strategy to drive outsized growth in high-value categories. The benefits of our Intelligent Label technologies and solutions are clear. They increase supply chain and inventory visibility, lower cost and improve speed of operations, reduce waste and, ultimately, enhance the experience of end consumers. This business has more than tripled in size over the last five years, averaging 20% annual growth on an organic basis. We are targeting this platform to achieve $1 billion in revenue in 2023 as we further accelerate adoption of our solutions and technologies in a number of end markets.

Sustainability is integral to our success

Sustainability is core to our strategy and our culture as we focus on the long-term health of our business, communities and planet. We are committed to using our resources, our deep operational experience and our best, most innovative ideas to drive better outcomes for our industries, our customers, our team and our world. Last year, we continued to make progress in mitigating our own carbon footprint and in developing solutions that enable our customers worldwide to lower theirs. We are on track to achieve our 2025 sustainability goals, and have accelerated our plans to deliver our 2030 goals.

Supporting our people and communities worldwide

The Avery Dennison Foundation (ADF) represents an important part of our commitment to our communities. Our recent grants are helping communities educate their children, offer life skills and health programs for at-risk women and girls, and provide many other areas of support. Our diversity, equity and inclusion programs also play a key role, ensuring that every employee has a voice, the opportunity to contribute and the room to grow and develop.

Creating long-term value for all of our stakeholders

In 2022, we delivered for all of our stakeholders by continuing to execute on our five core business strategies and advancing toward our long-term goals. Given the diversity of our end markets, our strong competitive advantages and, especially, our agile and talented team, we are confident in our ability to continue to deliver as we enter into 2023. Our thanks to the entire Avery Dennison team for their ingenuity and dedication, and to you for your interest in Avery Dennison.



Mitch Butier
Chairman & CEO



Deon Stander
President & COO



About This Report

This report summarizes how we performed strategically and financially for the fiscal year ending December 31, 2022. It includes our 2022 annual report and our 2023 notice and proxy statement. The report's sustainability section details the progress we have made toward the 2025 sustainability goals we established in 2015 and the 2030 goals and targets we established in 2020 and announced in 2021. Sustainability data are unaudited. In addition to this report, our ESG Download and policies on climate, human rights and water are publicly available at **esg.averydennison.com**.

Contents





Our Company

We are a global materials science and digital identification solutions company that employs approximately 36,000 people in more than 50 countries.

We provide branding and information labeling solutions, including pressure-sensitive materials, radio-frequency identification (RFID) inlays and tags, and a variety of converted products and solutions. We design and manufacture a wide range of labeling and functional materials that enhance branded packaging, carry or display information that connects the physical and digital worlds, and improve customers' product performance.

We serve an array of industries worldwide, including home and personal care, apparel, e-commerce, logistics, food and grocery, pharmaceuticals and automotive.

We comprise two business groups:

Materials Group
Our Materials Group (label materials, graphic and reflective materials, and functional bonding materials such as tapes) is an industry-leading provider to the pressure-sensitive label and graphics industries worldwide. Our label materials enhance shelf appeal for brands, inform shoppers and improve operational supply chain efficiency. Our graphics solutions include a comprehensive portfolio of highly engineered materials that range from vehicle wraps to architectural products.

The Materials Group plays a key role in advancing our fast-growing Intelligent Labels platform, providing the materials science capabilities and process engineering expertise that are essential to developing and manufacturing Intelligent Labels at scale.

Solutions Group
Our Solutions Group is an industry-leading provider of RFID solutions, branding and embellishment solutions, data management and identification solutions, and pricing and productivity solutions. Its business provides physical and digital labeling to the global apparel, food and general

retail industries. The products and technology optimize customers' on-product branding and engagement with consumers, and enable item visibility and traceability throughout a product's lifecycle.

As the largest ultra-high frequency (UHF) RFID solutions provider, we leverage our data management capabilities, global supply chain and market access in the ongoing advancement of our Intelligent Labels platform. We enable customers across multiple retail and industrial segments to bridge the physical and digital worlds for greater supply chain visibility, improved inventory accuracy, increased automation and labor efficiency, reduced waste and an enhanced consumer experience.

Our Stakeholders

Customers
We provide innovative, high-quality products and solutions, with industry-leading service.

Employees
We cultivate a diverse, engaged, safe and healthy workforce.

Communities
We are responsible stewards of the environment and a force for good in our communities.

Investors
We are committed to delivering superior shareholder returns over the long term.

Our Values

At Avery Dennison, our culture is the foundation of everything we do, and our company values are the basis of that culture. These core values shape our behavior and support our business and people as we continue to grow.

 **Integrity**
We are driven by doing the right thing. Always.

 **Sustainability**
We are focused on the long-term health of our business, planet and communities.

 **Courage**
We are brave in the face of adversity and the unknown.

 **Innovation**
We use imagination and intellect to create new possibilities.

 **External Focus**
We get out to get better.

 **Teamwork**
We are better when we work together and put others ahead of ourselves.

 **Diversity**
We gain strength from diverse ideas and inclusive teams.

 **Excellence**
We expect the best from ourselves and each other.

Our Business Strategies

Our business strategies once again guided us in delivering GDP+ growth and a top-quartile return on capital.

—
Drive outsized growth in high-value categories

—
Grow profitably in our base businesses

—
Focus relentlessly on productivity

—
Allocate capital effectively

—
Lead in an environmentally and socially responsible manner

Our strategic foundation enables us to create superior value for all our stakeholders.

Financial Highlights

Delivering on objectives to drive GDP+ growth and top-quartile ROTC

	2021–2025 Targets	2021–2022 Results[1]
Sales Growth Ex. Currency	5%+	15.8%
Adjusted EBITDA Growth	6.5%	13%
Adjusted EBITDA Margin	16%+ in 2025	15.1% in 2022
Adjusted EPS Growth	10%	13.5%
ROTC	18%+	17.4% in 2022



■ Net Sales ($M)
■ Sales Growth Ex. Currency[1]



■ Reported EPS
■ Adjusted EPS[1]



■ Net Cash Provided by Operating Activities
■ Free Cash Flow[1]

($M)

[1] Definitions, limitations and reconciliations of these non-GAAP financial measures from the most directly comparable GAAP measures and additional information on certain percentages for the 2021-2025 targets are on pages 4, 5 and 54 of the 2023 proxy statement included herein.

Sustainability Highlights

We employ a range of strategic practices in our approach to sustainability. We determine how our products affect the environment both upstream and downstream and how we can mitigate the impact of our operational footprint.

We work relentlessly to meet and exceed our robust 2025 sustainability goals. Our goals for 2030 are even more ambitious. We aim to drive value through sustainable innovation, continually reduce our own emissions and partner with companies with similar objectives. Our customers value the essential role that labels, materials and information play in advancing a more sustainable and circular economy. Ultimately, we target long-term value for all our stakeholders. This means innovating and operating in ways that have a positive impact on people and the planet.

We continue to make excellent progress toward our 2025 and 2030 goals. We annually report our scope 3 greenhouse gas (GHG) emissions through CDP and are currently developing better systems to track and demonstrate progress made by our scope 3 initiatives.

Our March 2023 ESG Download is available on **investors.averydennison.com** and on **esg.averydennison.com**.

Progress Toward 2025 Goals

2025 Goals		Baseline (2015)	2022 Results
	70% of revenues from sustainability-driven products		**63%** Materials Group **62%** Solutions Group (Apparel Solutions only)
	3% absolute GHG reduction every year (26% cumulative by 2025)*		**54%** cumulative GHG emissions reduction*
	100% certified paper 70% Forest Stewardship Council (FSC)-certified face paper	**45%** FSC-certified	**94%** certified **81%** FSC-certified
	95% landfill-free 75% waste recycled	**90%** landfill-free **55%** recycled	**93%** landfill-free** **64%** recycled**
	70% of films we buy conform to, or enable end products to conform to, our environmental and social guiding principles		**97%** of films
	70% of chemicals we buy conform to, or enable end products to conform to, our environmental and social guiding principles		**96%** of chemical
	40% women in manager level and above	**32%**	**36%**
	Maintain world-class safety and employee engagement scores	**0.31** RIR **80%** engagement	**0.23** RIR **84.5%** engagement
	Publicly commit to goals/report progress		—

*GHG baseline and actual data are from Q3 YTD comparisons (Q3 2015 to Q3 2022).
**2022 Waste and recycling data are from Q3 YTD.
In 2022, we began to measure our waste diverted from landfill both (i) including direct incineration and (ii) excluding direct incineration to better align our tracking with our 2025 and 2030 goals, respectively. Prior to 2022, we only reported waste including direct incineration.

Progress Toward 2030 Goals

Goal	Baseline (2015)	2022 Results
Deliver innovations that advance the circular economy		
Satisfy the recycling, composting or reuse requirements of all single-use consumer packaging and apparel with our products and solutions.		
Solutions: 100% of our core product categories (printed fabric labels, woven labels, paper, interior heat-transfer labels, packaging and RFID) will meet our third-party verified Sustainable ADvantage Standard.	—	**69%** (Apparel Solutions only)
Materials: 100% of our standard label products will contain recycled or renewable content. All of our regions will have labels that enable circularity of plastics.	—	~**60%**[1] (volume basis)
Reduce our environmental impact in our operations and supply chain		
Reduce our scope 1 and 2 GHG emissions by 70% from our 2015 baseline. Work with our supply chain to reduce our 2018 baseline scope 3 GHG emissions by 30%[3], with an ambition of net zero by 2050.	—	**54%** scope 1 and 2[1] scope 3 tracking under development[2]
Source 100% of paper fiber from certified sources focused on a deforestation-free future.	**45%** FSC-certified	**94%** certified
Divert 95% of our waste away from landfills, with a minimum of 80% of our waste recycled and the remainder either reused, composted or sent to energy recovery.	**84%** landfill-free **55%** recycled	**89%** landfill-free[1,2] **64%** recycled[1,2]
Deliver a 15% increase in water efficiency at our sites that are located in high or extremely high risk countries as identified in the World Resources Institute (WRI) Aqueduct Tool.	—	**12%**
Make a positive social impact by enhancing the livelihood of our people and communities		
Foster an engaged team and an inclusive workplace.		
• Inclusion Index: 85%	—	**85%**
• Employee Engagement: 82%	**80%**	**84.5%**
• Females in manager level or above positions: 40%	**32%**	**36%**
• Safety: 0.2 Recordable Incident Rate (RIR)	**0.31 RIR**	**0.23 RIR**
Support the participation of our employees in Avery Dennison Foundation grants and foster the well-being of the communities in which we and our supply chain operate.	—	**68%** of countries in which we operate received a grant







[1] GHG and waste metric data are 2022 Q3 year to date, with corresponding Q3 YTD baselines.
[2] We have changed our calculation methodology to more closely align with our 2030 goals since our prior-year report. A detailed description of these changes can be found in our ESG Download.
[3] Our 30% reduction by 2030 goal covers our purchased goods and services (GHGP category 1) and end of life treatment of sold products (GHGP category 12), as aligned with our SBTi target.

Our Strategies in Action

Drive Outsized Growth in High-Value Categories

In 2022, we again delivered strong growth in our high-value categories, including Intelligent Labels and specialty label products. We continued to increase our investment and innovation in these categories, which serve markets that are growing faster than GDP and deliver above average margins.

We combined our proprietary technologies, scale and channel access from both the Materials and Solutions Groups to drive profitable new revenue streams in our targeted high-value categories.


Meet our artisans hand finishing your sweater
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Connectivity and convergence

Our commitment to growing our Intelligent Labels platform continues across our Materials and Solutions businesses. With our unique combination of materials expertise, innovative end-to-end solutions and global capacity for supporting customers, we are positioned to succeed in a world where we envision that virtually every physical item will have a digital identity.

Our ability to combine digital identification and labeling technologies empowers customers to decrease their use of raw materials, reduce waste and ultimately lower their carbon footprint. Our intelligent labeling enables their omnichannel retail, more efficient supply chains and an enhanced consumer experience. Our atma.io℠ connected product cloud platform provides end-to-end supply chain transparency. Our TexTrace™ platform is a new technology that utilizes our materials and converting capabilities to embed RFID functionality into custom-made woven and knitted inlays. These labels can then be sewn onto or inserted into products, creating opportunities to extend RFID's value in loss prevention and beyond the point of sale.

Driving brand visibility and consumer engagement

Carbon footprint traceability and consumer engagement are powerful forces in connecting brands and consumers, and creating a physical and digital solution.

Our labels team partnered with a European-based winery to develop their first-ever serialized label for wine bottles. The serialization has helped the winery to better inform customers about their products and to reduce their carbon footprint. Enabled by our atma.io℠ cloud-based platform and a user's smartphone, the serialized bottles allow consumers to delve deeper into the wine's history and learn how each step in its production impacts sustainability.

All of our labels are well on the way to having a digital twin that provides access to enhanced product information, supply chain transparency and sustainability data.

Our digital identification solutions create an opportunity for personalized consumer experiences and brand storytelling.



Expanding in team sports with Embelex™ digitally enabled branding solutions

A full-service platform for on-product branding, graphics and trims, Embelex brings brands to life through customization, personalization and digital solutions. It unites decades of materials science with secure, global inventory management and supply chain solutions to uncover new possibilities for the world's most creative and dynamic brands.

Digitally connected physical apparel, such as t-shirts and jerseys, lets fans scan logos or QR codes on official merchandise with their smartphones to access exclusive perks, such as team content, collectibles and discounts. Our materials add fan-customized names and numbers to licensed apparel for soccer's FC Barcelona, Real Madrid, English Premier League and Major League Soccer. We expanded our presence in 2022 by partnering with the NBA's Sacramento Kings and Cleveland Cavaliers, as well as the NFL's San Francisco 49ers.

Our connected jersey powered by Embelex™ digitally enabled branding solutions connects fans with their favorite player, team or league.

Grow Profitably in Our Base Businesses

Speed, supply chain resilience, brand visibility and *sustainability*. These are the engines that drive growth in our base and apparel labeling businesses. They dictate the ways Avery Dennison manages a portfolio of sustainable products and solutions created at our innovation centers, manufactured at our quality-assured production facilities and brought to market through our local, regional and global distribution networks. We address our markets' most pressing needs, with a priority on sustainability and a focus on design, functionality and customer value.

Our base products are ubiquitous. They are instrumental in conveying the branding that retailers and brand owners want to convey to consumers, while providing the product information consumers need. In addition to this essential connection between brands and consumers, our solutions are vital to effective and efficient supply chains.

The science of e-commerce
E-commerce is changing the consumer goods and retail landscape, with significant implications for the supply chain. Our products help stakeholders across the supply chain address new and unforeseen challenges. As e-commerce grows, we empower our customers to keep pace with and often operate ahead of the curve.

We apply our materials science expertise to design labels that survive multiple steps in the supply chain. This includes labels used with consumer goods handled multiple times in uncontrolled environments. Our Solutions Group specializes in variable information solutions that print and apply labels to packages on-demand in distribution centers worldwide. Shipping labels, consumer return labels and labels used to optimize e-commerce distribution can all be produced on location, as needed. In addition, our variable data systems manage millions of SKUs to provide pricing visibility to brand owners and retailers, and support the production of variable data labels and tags that contain price, country of manufacture, contents, language and more.

Our global materials capabilities
With our global scale and industry-leadership position, we rapidly mitigate challenges worldwide. Our vertical integration, process engineering and technical capabilities keep us operational during supply chain disruptions and paper shortages.

Our value begins at Avery Dennison innovation centers, where we engineer polymers, then continues through to processes that optimize coatings and laminates to final product quality-controlled label and graphics materials production. With our expansive regional and global networks, and diverse manufacturing capabilities, we respond to customer needs.

The value we create was evident this past year when our prime paper business was impacted by supplier strikes and closures. Our global network of suppliers, technical capabilities and vertical integration facilitated the rapid qualification of paper products on film liners, alternative paper liners and in some cases the transfer of business to prime film products altogether. By moving converters and consumer brands to filmic products, we were able to leverage the scale of our global network to keep our supply chain running and deliver for our customers.

Variable information paper labels with alternative release liners provide converters options to meet e-commerce demands.



Focus Relentlessly on Productivity



2022 was another year of challenges, including supply chain disruptions, material shortages, inflation, COVID-19 in China and the war in Ukraine. We responded successfully to these continuing crises through productivity. Our teams rose to the challenges and continued to deliver for all our stakeholders.

As we enter 2023, our spotlight remains centered on this critical area. Our productivity enhancements allow us to better allocate capital, fund the development of high-value categories and profitably grow our base business. Our Materials and Solutions Groups are investing in automation, digitization and supply chain management to increase productivity throughout our enterprise.

Innovating Intelligent Label manufacturing
In 2022, we expanded our intelligent labeling manufacturing capacity by approximately 30%. While we grow our capacity, our manufacturing innovation teams are developing processes that yield productivity improvements. We are reducing the platform's capital intensity through new manufacturing methodologies, automation and process technology upgrades.

Digitally connecting people, processes and technology
Our Asia Pacific Materials business has embarked on a mission to digitally connect people, processes and technology. The endeavor will drive functional excellence and enhance customer experiences that improve customer loyalty and retention. Initiatives in manufacturing automation,



supply chain management, digital product solutions and personalizing the customer experience are actively underway.

Our productivity gains in areas where we implemented automation solutions are noteworthy: less space associated with mobile racks and significant process improvements with automated sheet packaging. Additionally, deployment of an Energy Management System, a predictive maintenance program, automated slitters and an advanced planning system are improving manufacturing and distribution productivity, and driving efficiency in the production process.

Expanding manufacturing capacity and improving efficiency

We made two major investments to expand and improve our European manufacturing capacity.

Our multi-year Champ-sur-Drac, France facility expansion includes new logistical buildings, an automated warehouse and an additional high-efficiency hot melt adhesive coater. The coater is scheduled to come online during 2024. At our Luxembourg facility, which specializes in labels made with acrylic emulsion adhesives, we are redesigning operational flow and adding a new emulsion specialty coater. This coater is targeted to begin operation during the second quarter of 2023.

Our investments at Champ-sur-Drac and Luxembourg equip us to satisfy customer demand well into the future. The expansions also enhance customer service reliability by reinforcing our large network of manufacturing plants and distribution centers across the continent. They will move us closer to fully adopting powerful Industry 4.0 practices that increase efficiency and reduce operating costs.

Allocate Capital Effectively

At Avery Dennison, we employ a disciplined capital allocation strategy to deliver strong returns. We have ample capacity to invest both organically and through acquisitions, while returning cash to shareholders through share repurchases and dividends.

In 2022, we executed our strategy by making acquisitions and venture investments and expanding our manufacturing footprint. Over the past three years, we also advanced our digital solutions capabilities across the organization.

Capital investments and acquisitions

Our capital allocation supports current and future strategies targeting high-value categories. Examples in 2022 include our acquisitions of TexTrace, which develops technology for woven and knitted RFID products, and Rietveld, a provider of embellishment and screen printing services. These acquisitions expand our capabilities in high-value product categories.

TexTrace develops technology for custom-made woven and knitted RFID products that are integrated into our labeling products and sewn directly onto garments. Based in Switzerland, TexTrace's RFID technology increases transparency throughout a product's life, providing an all-in-one solution for branding, brand and theft protection, consumer interaction and product availability.

With production facilities in the Netherlands and Turkey, Rietveld's portfolio includes application and printing methods for European performance brands and team sports. The acquisition accelerates our growth in the high-value External Embellishments segment. We will build on Rietveld's past success with innovative products and capabilities and strong customer relationships.

Creating value with Vestcom

Since acquiring Vestcom, the shelf-edge media and branded labeling solutions business, we have increased our access to retailers in grocery, drug and dollar stores.

The combination of shelf-edge media from Vestcom with products from Avery Dennison Freshmarx™ Solutions for grocery is broadening customers' end-to-end supply chain connectivity. Benefits include greater capability for product freshness, improved inventory tracking and labor efficiencies through intelligent labeling technology.

In September, Vestcom announced an expanded collaboration that aligned its shelfAdz™ media solution with 84.51°, a Kroger wholly owned retail data science subsidiary. Solutions produced through the collaboration convey CPG brands' content and price information to shoppers, unlock opportunities for them to implement omnichannel messaging at store locations, where shoppers make in-person buying decisions, and allow Vestcom to measure incremental return on ad spend (iROAS).

Technology-driven shelf-edge solutions from Vestcom deliver a better shopper experience.



ABEL ROMERO & DAUGHTERS
DARK ROAST BLEND
0001111043945
1/2023
1000G
45.8¢
PER OUNCE
16.52
1200 33 RS
SINGLE ORIGIN
COLOMBIA
EST. 1983
ABEL ROMERO
& DAUGHTERS
SUSTAINABLY SOURCED
GROUND COFFEE
DARK ROAST
100% ARABICA
JARDIN REGION
STRONG
5
ABEL ROMERO & DAUGHTERS
A BEAN BEYOND MOCHA BLEND
45.8¢
PER OUNCE
1200 33 RS
MOCHA BLEND
100% ARABICA
JARDIN REGION

Lead in an Environmentally and Socially Responsible Manner

We create value through our products and solutions, and we recognize the essential role that labels, materials and information play in advancing a more sustainable and circular economy.

 **Goal 1: Deliver innovations that advance the circular economy**

Reducing waste throughout the supply chain

Avery Dennison is addressing the ongoing challenge of supply chain waste with industry insights, technology and digital identification solutions that provide transparency and traceability of items across the supply chain through to consumers.

The current supply chain waste crisis is making the case for sustainable practices even more urgent. Digital triggers such as RFID provide greater end-to-end visibility in a highly efficient and accurate way. Connected products shine a light on supply chains to reveal information that can help businesses make better supply chain, inventory management and carbon output decisions.

Expanding AD Circular™ program

Under the AD Circular™ program, customers collect and recycle used label materials. The program streamlines recycling for converters and brands by providing a one-stop solution. Companies use an online web application to schedule pickups of used materials, and Avery Dennison manages the rest — transport, recycling, paperwork and regulatory compliance.

As a value-added service, the AD Circular™ app tracks the amount of liners each user recycles, CO_2 emissions eliminated and more. With the data generated, users can measure this aspect of their sustainability progress. Launched in early 2021, the program continues to gain momentum globally. Through AD Circular™, we are helping to reduce label waste and increase the supply of recycled label material wherever we operate.

Pioneering circularity for PET liners

An innovative new recycling program that diverts waste from landfills while building a pipeline of recycled content film liners is enabling both our customers and Avery Dennison to meet challenging new recycling content goals.

Under the program, our AD Circular™ solution for collecting and recycling polyethylene terephthalate (PET) liner waste links with Mitsubishi's proprietary Reprocess™ technology to recycle film liners collected from converters and end users. Mitsubishi then blends the recycled materials into new PET liners, supplying them to Avery Dennison and other label manufacturers.

The program is part of an exclusive alliance this year with Mitsubishi Chemical's Polyester Film division in North America. Launched as a pilot in the Southeast United States region, the program creates an industry-wide infrastructure for PET liner circularity that can be scaled over time.

Sustainability partner of choice

Avery Dennison is a partner of choice for companies addressing sustainability issues. Our innovative products and technologies can advance their carbon footprint reduction programs.

In India, we partnered with a large spirits manufacturer to develop an easy peel labeling solution that enables



The real cost of supply chain waste

Supply chain technology executives worldwide are expressing interest in digital identification solutions to help reduce waste. As noted in our research report titled *The Missing Billions: The Real Cost of Supply Chain Waste*[1], overproduction and waste account for $163 billion in lost inventory. The study shows the desire from organizations to embrace technological advancements for the benefit of both business and the planet.

recycling via easy and clean label separation during bottle washing processes. The labels also reduce material cost and carbon emissions related to the production of virgin glass. Commercialized in 2022, our new label technology is already used with roughly 50% of this brand's bottled spirits and has made it possible to reuse millions of bottles.

In another example of our sustainability knowledge and products at work, a global sporting goods retailer is using RFID as a sustainability solution. When the company decided to move beyond FSC-certification for paper, we shifted our sourcing to mills with pulping and production processes that meet their highest new certification requirements. In addition, we made this customer's care labels more sustainable by moving to recycled yarn.

[1] The report surveyed 318 global supply chain technology executives across five industry sectors between May and August 2022 in China, France, Japan, the UK and the United States. The report also surveyed 7,500 consumers who purchase apparel, food and/or beauty products in the same countries.

New solar installations were added equaling over 1.9 megawatts of energy, more than 50% of which is generated at our Kunshan and Changzhou sites in China. Our ultramodern plant in Greater Noida, India, which began operating this year, generates another 25%.

At Avery Dennison, we integrate our customers' sustainability journey with our own. We look forward to seeing where it will go next, as we learn and grow together.



Goal 2: Reduce our environmental impact in our operations and supply chain

Using renewable energy to power Avery Dennison facilities throughout the world

In the past 12 months, we expanded and added new solar installations equaling over 1.9 megawatts of energy to power manufacturing operations at several Asia-Pacific Materials Group facilities.

These installations reflect our ongoing efforts to reduce our carbon footprint, particularly our scope 2 GHG emissions. Additionally, several Solutions Group facilities now obtain 100% of their energy through renewable energy certificates.

Our multi-pronged approach includes energy efficiency, energy procurement through Power Purchase Agreements and renewable energy certificates, and onsite energy generation. This approach makes us eligible for projects with especially strong environmental and financial ROI, including solar in regions where energy is expensive and grids are carbon intensive. A number of projects are underway and scheduled to come online in 2023.

Eliminating liner waste

Our direct thermal (DT) linerless label platform eliminates the liner and matrix waste associated with label printing. Introduced in 2022, the platform produces variable information labels for technology-enabled applications. Converters now have a direct thermal labeling system that improves process efficiency and reduces material usage.

DT linerless labels use emulsion adhesives to support semi-permanent and removable variable information labels in e-commerce, food delivery and pickup, quick serve restaurants, weigh scales, and transportation and logistics applications.



Goal 3: Make a positive social impact by enhancing the livelihood of our people and our communities

Investing in our communities

In 2022, the Avery Dennison Foundation (ADF) completed a strategic process to heighten its impact and hone its approach to grantmaking by helping communities globally address inequities through education access, environmental sustainability and secure livelihoods.

ADF invested to help communities with an urgent need of support, such as people affected by the war in Ukraine and the energy crisis in Sri Lanka. It also advanced diversity, equity and inclusion (DEI) by funding employee-identified causes and organizations that support marginalized populations around the world.

Altogether, ADF and our company awarded $5.1 million in grants and other contributions to support our communities in 2022.

Responding to disasters

Our employees were moved to action by the war in Ukraine. To facilitate giving, ADF set up a Ukraine Crisis Relief Fund, with a pledge to match every dollar that employees contributed. In addition to our employee-led efforts, the ADF granted $1 million for humanitarian aid in Ukraine to three non-governmental organizations (NGOs).

Given the declining global impact of COVID-19 in most of our communities and the success of our Employee Assistance Fund (EAF) supporting employees in need, ADF recently converted the EAF to an Employee Crisis Fund to provide assistance for employees impacted by natural disasters and other humanitarian crises. Through year-end 2022, the EAF distributed ~$4.6 million to 4,000+ individuals across 27 countries.

Through Global Impact, ADF awarded grants to three organizations working to alleviate hunger and food insecurity: $100,000 to Islamic Relief USA for programs in Sri Lanka, South Sudan, Sudan and Afghanistan; $50,000 to Action Against Hunger for programs in the Horn of Africa; and $21,000 to Global FoodBanking Network for programs in Latin America and the Asia Pacific region.



Employees in Luxembourg help local NGO Banque Alimentaire du Luxembourg sort food donations for residents in need, as part of the Avery Dennison Foundation Granting Wishes program.




Left: Ground breaking event at HOLA Ohio, a Northeast Ohio-based nonprofit organization with a mission to empower the Latino community. **Right:** Our DEI commitment includes building a culture of inclusion for our manufacturing employees around the world.

Providing access to education

ADF provides college scholarships to the children of U.S. employees through Scholarship America. To date, 680+ scholarships have been awarded. In 2022, in partnership with the Institute of International Education, ADF began providing scholarships to the children of employees in Vietnam and Mexico, and it intends to further expand the program to other countries in future years.

Global grantmaking

Made possible in part by a $200,000 grant from the ADF in 2021, HOLA Ohio opened its new HOLA Hispanic Community Center in Painesville, Ohio, in May. The Center provides Latino families from Northeast Ohio with support and resources. The ADF made another $300,000 grant to the nonprofit in 2022.

ADF also granted $200,000 to UNICEF Bangladesh. These funds will help scale its Mothers@Work program, a national initiative to protect the well-being of mothers and ensure their children receive needed early nutrition. Focused on the ready-made garment industry, the grant will help employers establish appropriate spaces for breastfeeding and childcare in the workplace. In addition, through its signature Granting Wishes program, which enables employees to obtain financial and volunteer-related support, ADF made 114 grants totaling $800,000 to NGOs across five continents.

Diversity, equity and inclusion

Our DEI journey continues to gain strength. Our commitment supports an inclusive employee experience where every voice is valued.

To identify the most helpful actions, we conducted listening sessions across the company in 2022 with a focus on women, manufacturing employees and other underrepresented groups, which ultimately led to our implementing two DEI initiatives:

- A global sponsorship program that pairs corporate leaders with employees across businesses and geographies to accelerate their professional development. Our first-year pilot had 25 participants, 88% of whom were female.

- A series of connection events to build a culture of inclusion for our manufacturing employees in every region.

Additional development opportunities came through our new Advancing Women Executives Accelerator program. The program addresses the unique development needs of women. We also launched a second cohort of McKinsey Leadership Academies in North America for employees in Asian, Hispanic/Latino, African American and other demographic groups.

Section II

2022
Annual Report



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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number 1-7685

AVERY DENNISON CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**95-1492269**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
8080 Norton Parkway	
Mentor, Ohio	**44060**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(440) 534-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $1 par value	AVY	New York Stock Exchange
1.25% Senior Notes due 2025	AVY25	Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:
Not applicable.

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates as of July 2, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $13.3 billion.

Number of shares of common stock, $1 par value, outstanding as of January 28, 2023, the end of the registrant's most recent fiscal month: 80,824,942.

The following documents are incorporated by reference into the Parts of this Form 10-K indicated below:

Document	Incorporated by reference into:
Portions of Definitive Proxy Statement for Annual Meeting of Stockholders to be held on April 27, 2023	Parts III, IV

AVERY DENNISON CORPORATION

FISCAL YEAR 2022 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Safe Harbor Statement

The matters discussed in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as "aim," "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "foresee," "guidance," "intend," "may," "might," "objective," "plan," "potential," "project," "seek," "shall," "should," "target," "will," "would," or variations thereof, and other expressions that refer to future events and trends, identify forward-looking statements. Our forward-looking statements, and financial or other business targets, are subject to certain risks and uncertainties, which could cause our actual results to differ materially from the expected results, performance or achievements expressed or implied by such forward-looking statements.

We believe that the most significant risk factors that could affect our financial performance in the near term include: (i) the impacts to underlying demand for our products from global economic conditions, political uncertainty, and changes in environmental standards and governmental regulations; (ii) the cost and availability of raw materials; (iii) competitors' actions, including pricing, expansion in key markets, and product offerings; (iv) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through price increases, without a significant loss of volume; (v) foreign currency fluctuations; and (vi) the execution and integration of acquisitions.

Certain risks and uncertainties are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K for the fiscal year ended December 31, 2022. Actual results and trends may differ materially from historical or anticipated results depending on a variety of factors, including but not limited to, risks and uncertainties related to the following:

- International Operations – worldwide and local economic and market conditions; changes in political conditions, including those related to China and those related to the Russian invasion of Ukraine; and fluctuations in foreign currency exchange rates and other risks associated with foreign operations, including in emerging markets

- Our Business – fluctuations in demand affecting sales to customers; fluctuations in the cost and availability of raw materials and energy; changes in our markets due to competitive conditions, technological developments, environmental standards, laws and regulations, and customer preferences; the impact of competitive products and pricing; execution and integration of acquisitions; selling prices; customer and supplier concentrations or consolidations; financial condition of distributors; outsourced manufacturers; product and service quality; timely development and market acceptance of new products, including sustainable or sustainably-sourced products; investment in development activities and new production facilities; successful implementation of new manufacturing technologies and installation of manufacturing equipment; our ability to generate sustained productivity improvement; our ability to achieve and sustain targeted cost reductions; collection of receivables from customers; our environmental, social and governance practices; and impacts from COVID-19

- Income Taxes – fluctuations in tax rates; changes in tax laws and regulations, and uncertainties associated with interpretations of such laws and regulations; retention of tax incentives; outcome of tax audits; and the realization of deferred tax assets

- Information Technology – disruptions in information technology systems or data security breaches, including cyber-attacks or other intrusions to network security; and successful installation of new or upgraded information technology systems

- Human Capital – recruitment and retention of employees and collective labor arrangements

- Our Indebtedness – credit risks; our ability to obtain adequate financing arrangements and maintain access to capital; fluctuations in interest rates; volatility of financial markets; and compliance with our debt covenants

- Ownership of Our Stock – potential significant variability of our stock price and amounts of future dividends and share repurchases

- Legal and Regulatory Matters – protection and infringement of intellectual property; impact of legal and regulatory proceedings, including with respect to environmental, anti-corruption, health and safety, and trade compliance

- Other Financial Matters – fluctuations in pension costs and goodwill impairment

Our forward-looking statements are made only as of February 22, 2023. We assume no duty to update these forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

PART I

Item 1.   BUSINESS

Company Background

Avery Dennison Corporation ("Avery Dennison" or the "Company," "Registrant," or "Issuer," and generally referred to as "we" or "us") was incorporated in Delaware in 1977 as Avery International Corporation, the successor corporation to a California corporation of the same name incorporated in 1946. In 1990, we merged one of our subsidiaries into Dennison Manufacturing Company ("Dennison"), as a result of which Dennison became our wholly-owned subsidiary and in connection with which we changed our name to Avery Dennison Corporation. You can learn more about us by visiting our website at www.averydennison.com. Our website address provided in this Annual Report on Form 10-K is not intended to function as a hyperlink and the information on our website is not, nor should it be considered, part of this report or incorporated by reference into this report.

Business Overview and Reportable Segments

We are a global materials science and digital identification solutions company that provides branding and information labeling solutions, including pressure-sensitive materials, radio-frequency identification ("RFID") inlays and tags, and a variety of converted products and solutions. We design and manufacture a wide range of labeling and functional materials that enhance branded packaging, carry or display information that connects the physical and the digital, and improve customers' product performance. We serve an array of industries worldwide, including home and personal care, apparel, e-commerce, logistics, food and grocery, pharmaceuticals and automotive.

In the fourth quarter of 2022, we changed our operating structure to align with our overall business strategy, and our Chief Executive Officer, who is also our chief operating decision maker, requested changes in the information that he regularly reviews to allocate resources and assess performance. As a result, our fiscal year 2022 results are reported based on our new reportable segments described below and in Note 15, "Segment Information." We have recast prior periods to reflect our new operating structure.

Our reportable segments for fiscal year 2022 were:

- Materials Group; and
- Solutions Group

These segment changes resulted in a new segment, Materials Group, consisting of our former Label and Graphic Materials segment and Industrial and Healthcare Materials segment. Additionally, our formerly named Retail Branding and Information Solutions segment is referred to as Solutions Group.

In 2022, our Materials Group and Solutions Group reportable segments made up approximately 72% and 28%, respectively, of our total net sales.

In 2022, international operations constituted a substantial majority of our business, representing approximately 72% of our net sales. As of December 31, 2022, we operated nearly 200 manufacturing and distribution facilities in over 50 countries.

Materials Group

Our Materials Group business is a leading solutions provider to the pressure-sensitive label and graphics industries worldwide. Our label materials enhance shelf appeal for brands, inform shoppers and improve operational supply chain efficiency. Our graphics solutions include a comprehensive portfolio of highly engineered materials that range from vehicle wraps to architectural products. The Materials Group plays a key role in advancing our fast-growing intelligent labels platform, providing the materials science capabilities and process engineering expertise that are essential to developing and manufacturing intelligent labels at scale.

Materials Group manufactures and sells Fasson®-, JAC®-, and Avery Dennison®-brand pressure-sensitive label materials and performance tapes products, Avery Dennison®- and Mactac®-brand graphics, and Avery Dennison®-brand reflective products. Materials Group's business tends not to be seasonal, except for certain outdoor graphics and reflective products.

Pressure-sensitive materials consist primarily of papers, plastic films, metal foils and fabrics, which are coated with internally-developed and purchased adhesives, and then laminated with specially-coated backing papers and films. They are then sold in roll or sheet form with either solid or patterned adhesive coatings in a wide range of face materials, sizes, thicknesses and adhesive properties.

A pressure-sensitive, or self-adhesive, material is one that adheres to a surface by press-on contact. It generally consists of four layers: a face material, which may be paper, metal foil, plastic film or fabric; an adhesive, which may be permanent or removable; a release coating; and a backing material to protect the adhesive from premature contact with other surfaces that can also serve as a carrier for supporting and dispensing individual labels. When the products are to be used, the release coating and protective backing are removed, exposing the adhesive so that the label or other face material may be pressed or rolled into place. Because they are easy to apply without the need for adhesive activation, self-adhesive materials can provide cost savings compared to other materials that require heat- or moisture-activated adhesives, while also offering aesthetic and other advantages over alternative technologies.

Label materials are sold worldwide to label converters for labeling, decorating and specialty applications in the home and personal care, beer and beverage, durables, pharmaceutical, wine and spirits, and food market segments. When used in package decoration applications, the visual appeal of self-adhesive materials can help increase sales of the products on which the materials are applied. Self-adhesive materials are also used to convey variable information, such as bar codes for mailing or weight and price information for packaged meats and other foods. Self-adhesive materials provide consistent and versatile adhesion and are available in a large selection of materials, which can be made into labels of varying sizes and shapes.

Our graphics and reflective products include a variety of films and other products that are sold to the architectural, commercial sign, digital printing and other related market segments. We also sell durable cast and reflective films to the construction, automotive and fleet transportation market segments and reflective films for traffic and safety applications. We provide sign shops, commercial printers and designers a broad range of pressure-sensitive materials that allow them to create impactful and informative brand and decorative graphics. We offer a wide array of pressure-sensitive vinyl and specialty materials designed for digital imaging, screen printing and sign cutting applications.

Our performance tapes products include a variety of Fasson®-brand and Avery Dennison®-brand tapes and other pressure-sensitive adhesive-based materials and converted products, mechanical fasteners and performance polymers. Our pressure-sensitive adhesive-based materials are available in roll form and in a wide range of face materials, sizes, thicknesses and adhesive properties. These materials and converted products are used in non-mechanical fastening, bonding and sealing systems for various automotive, electronics, building and construction, general industrial, personal care, and medical applications. Also, our performance tapes products include Yongle®-brand tapes for wire harnessing and cable wrapping in automotive, electrical and general industrial applications. The mechanical fasteners are primarily precision-extruded and injection-molded plastic devices used in various automotive, general industrial and retail applications.

Our larger competitors in label materials include UPM Raflatac, a subsidiary of UPM Corporation; Lintec Corporation; Ritrama SpA, a subsidiary of the Fedrigoni Group; Flexcon Corporation, Inc.; and various regional and local companies. For graphics and reflective products, our largest competitors are 3M Company ("3M") and the Orafol Group. For performance tapes products, our competitors include 3M; Tesa-SE, a subsidiary of Beiersdorf AG; Nitto Denko Corporation; and numerous regional and specialty suppliers. For fastener products, there are a variety of competitors supplying extruded and injection molded fasteners and fastener attaching equipment. We believe that entry of competitors into the field of pressure-sensitive adhesives and materials is limited by technical knowledge and capital requirements. We believe that our technical expertise, size and scale of operations, broad line of quality products and service programs, distribution capabilities, brand strength and product innovation are the primary advantages in maintaining and further developing our competitive position.

Solutions Group

Our Solutions Group offers RFID solutions, branding and embellishment solutions, data management and identification solutions, and pricing and productivity solutions. The business provides physical and digital labeling to the global apparel, food and general retail markets. Its products and technology optimize customers' on-product branding and engagement with consumers, and enable item visibility and traceability throughout a product's lifecycle.

The branding solutions of Solutions Group include creative services, brand embellishments, graphic tickets, tags, and labels, and sustainable packaging. Solutions Group's information solutions include item-level RFID solutions; visibility and loss prevention solutions; price ticketing and marking; care, content, and country of origin compliance solutions; brand protection and security solutions; and Vestcom®-brand shelf-edge solutions.

As a large ultra high frequency RFID solutions provider, we leverage our data management capabilities, global supply chain and market access in continually advancing our intelligent labels platform. We enable customers across multiple retail and industrial segments to bridge the physical and digital worlds for greater supply chain visibility, improved inventory accuracy, increased automation and labor efficiency, reduced waste and an enhanced consumer experience.

In Solutions Group, our primary competitors include Checkpoint Systems, Inc., a subsidiary of CCL Industries Inc.; R-pac International Corporation; and SML Group Limited. We believe that our global distribution network, reliable service, product quality and consistency, and ability to serve customers consistently with comprehensive solutions close to where they manufacture are the key advantages in maintaining and further developing our competitive position.

Research, Development and Innovation

As a global leader in materials science, we seek out opportunities in the markets we serve and innovate to develop and introduce new products and solutions. Our years of experience creating solutions for customers and our core capabilities in materials science, engineering and process technology enable us to drive continuous innovation throughout our industries. Our innovation efforts focus on anticipating market and customer needs, and applying technology to address them. Our investment in innovation goes beyond our research and development efforts, with initiatives that aim to accelerate growth, expand margins and ensure customer success by leveraging scalable innovation platforms and delivering sustainability initiatives and cutting-edge technologies.

Many of our new products result from our research and development efforts. These efforts are directed primarily toward developing products and operating techniques and improving productivity, sustainability and product performance, often in close association with our customers or end users. These efforts provide intellectual property that leverages our research and development relating to adhesives, as well as printing and coating technologies, films, release and ink chemistries in Materials Group. We focus on research projects related to RFID, external embellishments, data and digital solutions and printing technologies in Solutions Group and medical technologies in Materials Group, in each case for which we have and license a number of patents. Additionally, our research and development efforts include sustainable innovation and design of products that advance the circular economy, reduce materials and waste, use recycled content, and extend product end-of-life or enable product recycling.

Acquisitions and Venture Investments

In addition to our investments to support organic growth, we have pursued complementary and synergistic acquisitions. In 2022, we acquired TexTrace AG ("TexTrace"), a Switzerland-based technology developer specializing in custom-made woven and knitted radio-frequency identification products that can be sewn onto or inserted into garments, as well as Rietveld Serigrafie B.V. and Rietveld Screenprinting Serigrafi Baski Matbaa Tekstil Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi (collectively, "Rietveld"), a Netherlands-based provider of external embellishment solutions and application and printing methods for performance brands and team sports in Europe. The aggregate purchase consideration for the acquisitions of TexTrace and Rietveld was approximately $35 million. In 2021, we acquired CB Velocity Holdings, LLC ("Vestcom"), an Arkansas-based provider of shelf-edge pricing, productivity and consumer engagement solutions for retailers and consumer packaged goods companies, for $1.47 billion, as well as ZippyYum, LLC ("ZippyYum"), a California-based developer of software products used in the food service and food preparation industries, and JDC Solutions, Inc. ("JDC"), a Tennessee-based manufacturer of pressure-sensitive specialty tapes, for an aggregate of approximately $43 million. During 2022, we also made two venture investments in companies developing technological solutions that we believe have the potential to advance our businesses. For information regarding our acquisitions, see Note 2, "Acquisitions," in the Notes to Consolidated Financial Statements. For information regarding our venture investments, see Note 9, "Fair Value Measurements," in the Notes to Consolidated Financial Statements.

Patents, Trademarks and Licenses

The loss of individual patents or licenses would not be material to us taken as a whole, nor to our operating segments individually. Our principal trademarks are Avery Dennison, our logo, and Fasson. We believe these trademarks are strong in the market segments in which we operate.

Human Capital Resources

Our Global Workforce

With approximately 72% of our 2022 net sales originating outside the U.S. and approximately 40% of our net sales originating in emerging markets (Asia Pacific, Latin America, Eastern Europe and Middle East/Northern Africa), our employees are located in over 50 countries to best serve our customers. Approximately 83% of our employees at year-end 2022 were located outside the U.S. and approximately 67% were located in emerging markets.

The charts below show our global employee population by region and operational function. Over 20,000 of our approximately 36,000 employees at year-end 2022, representing approximately 57% of our global workforce, were in Asia Pacific, serving our customers in that region. At that time, approximately 66% of our global workforce worked in the operations of our manufacturing facilities or in positions directly supporting them from other locations.

Workforce by Region:	
Asia Pacific	57%
North America	20
Europe	18
Latin America	5

Workforce by Function:	
Operations	66%
Non-Operations	34

Talent & Development

Attracting, developing and retaining a pool of diverse and highly-skilled talent is critical to our ability to continuously deliver sustainable growth. We provide ongoing support and resources to our teams worldwide to ensure that our employees' skills evolve with our business needs, industry trends and human capital management best practices and enable increased productivity, peak performance and career growth. We have robust talent review and succession planning processes, which provide individually targeted development opportunities for our team members. We emphasize on-the-job development and coaching, and also provide facilitator-led and direct-access online training, special projects and, in some cases, cross-functional or cross-regional work assignments.

Diversity, Equity & Inclusion

Our diversity, equity and inclusion (DEI) efforts continue to gain momentum and create impact. Our commitment to inclusion guides our efforts in creating an engaging and inclusive employee experience in which every voice is valued. In 2021, following extensive quantitative and qualitative analysis to confirm our baseline position, we established four global pillars of focus, including: improving fairness; increasing representation of women in manager and above roles— which increased from 35% in 2021 to 36% in 2022; increasing inclusion within our manufacturing population; and increasing representation and inclusion of underrepresented groups as defined by each geographic region. Since then, we have conducted extensive listening sessions around the globe to better understand both our strengths and areas of opportunity, and have deployed programmatic strategies such as leadership development programming targeting specific underrepresented talent pools, sponsorship, allyship and mentorship programs, connection events to build a culture of inclusion for our manufacturing employees in every region, and talent analytics and pipeline modeling to continuously advance our culture of inclusion. Additionally, both Regional DEI Councils and Employee Resource Groups (ERGs) continue to be an integral part of our DEI strategy. ERGs create opportunities for employees to learn and experience greater belonging. ERGs bring together employees who have shared interests and a common desire to make our company a more open and inclusive workplace. ERGs serve as a sounding board and a way for employees to collectively amplify their voices. Our ERGs currently include 24 groups focused on driving inclusion and advancement for women, employees of color, LGBTQ+ employees, veterans and others. In 2022, membership within our ERGs increased by 32% compared to 2021.

Pay & Benefits

Our compensation philosophy is to offer market-based, competitive wages and benefits in all markets where we compete for talent – all of our employees were paid at least the applicable legal minimum wage, and 98% of our employees were paid above the applicable legal minimum wage at year-end 2022. Pay is generally positioned around the market median, with variances based on knowledge, skills, years of experience and performance. In addition to base wages, our compensation and benefit programs — which vary by region, country and business unit — include short-term incentives, long-term incentives (e.g., cash- or stock-based awards), employee savings plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave and employee assistance programs. We regularly evaluate pay equity, making adjustments where needed. In 2020, we expanded our review to include U.S. race/ethnicity in addition to gender globally, and in 2021, further increased the scope to include non-managerial professional employees as well as manufacturing employees in the U.S. In 2022, we expanded our analysis beyond base compensation to include target bonus compensation.

We offer hybrid and remote work opportunities for much of our office-based workforce to provide greater flexibility to balance their work and personal commitments. We established guiding principles in 2021 to ensure that these arrangements meet the needs of our business while also supporting the needs of our employees. Our core infrastructure, information security and digital tools support efficiency and effectiveness for our employees wherever they work.

Workforce Health & Safety

Safety is one of our highest priorities, and we continually work to ensure our manufacturing facilities, distribution centers and administrative offices focus on safety, so that anyone working in or visiting one of our locations feels and remains safe from injury. Our global Recordable Incident Rate of 0.23 in 2022 was significantly lower than the Occupational Safety and Health Administration manufacturing industry average of 3.3 in 2021 (the most recent available industry average).

Employee Engagement

Because we believe that an engaged workforce is a more innovative, productive and satisfied workforce, which promotes retention and minimizes employee turnover, we conduct a global employee engagement survey annually. Our business and functional teams use the anonymized results of our survey to identify and implement actions to address potential opportunities for improvement. While employee engagement is the result of many factors, we believe strong, encouraging and open leadership, as well as a continued effort to foster a collaborative, supportive culture, leads to strong workforce engagement. We want all our employees to strive to be their best and feel that they have the support necessary to deliver strong results for themselves and our company.

Manufacturing and Environmental Matters

We use various raw materials – primarily paper, plastic films and resins, as well as specialty chemicals purchased from various commercial and industrial sources – that are subject to price fluctuations. Although shortages can occur from time to time, these raw materials are generally available. In 2021 and the early part of 2022, we actively managed through a dynamic supply and demand environment in which demand across the majority of our businesses and regions was strong while supply chains were tight and raw material, freight and labor availability was constrained.

We produce a majority of our self-adhesive materials using water-based emulsion and hot-melt adhesive technologies. A portion of our manufacturing process for self-adhesive materials utilizes organic solvents, which, unless controlled, could be emitted into the atmosphere or contaminate soil or groundwater. Emissions from these operations contain small amounts of volatile organic compounds, which are regulated by federal, state, local and foreign governments. We continue to evaluate the use of alternative materials and technologies to minimize these emissions. In connection with the maintenance and acquisition of certain manufacturing equipment, we invest in solvent capture and control units to assist in regulating these emissions.

We have developed adhesives and adhesive processing systems that minimize the use of solvents. Emulsion adhesives, hot-melt adhesives, and solventless and emulsion silicone systems have been installed in many of our facilities.

Based on current information, we do not believe that the cost of complying with applicable laws regulating the emission or discharge of materials into the environment, or otherwise relating to the protection of the environment, will have a material effect upon our capital expenditures, consolidated financial position, results of operations or competitive position.

For information regarding our potential responsibility for cleanup costs at certain hazardous waste sites, see Note 8, "Contingencies," in the Notes to Consolidated Financial Statements.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed with, or furnished to, the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on our investor website at www.investors.averydennison.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. This website address is not intended to function as a hyperlink and the information located there is not, nor should it be considered, part of this report or incorporated by reference into this report. We also make available on the investors section of our website under Corporate Governance – the following documents as currently in effect: (i) Amended and Restated Certificate of Incorporation; (ii) Amended and Restated Bylaws; (iii) Corporate Governance Guidelines; (iv) Code of Conduct, which applies to our directors, officers and employees; (v) Code of Ethics for our Chief Executive Officer and Senior Financial Officers; (vi) charters of the Audit and Finance, Talent and Compensation, and Governance Committees of our Board of Directors; and (vii) Audit Committee Complaint Procedures for Accounting and Auditing Matters. These documents are also available free of charge upon written request to our Corporate Secretary, Avery Dennison Corporation, 8080 Norton Parkway, Mentor, Ohio 44060.

Reports filed with or furnished to the SEC may be viewed at www.sec.gov.

Item 1A.   RISK FACTORS

The risk factors described in this section could materially adversely affect our business, including our results of operations, cash flows and financial condition, and cause the value of our securities to decline. This list of risks is not exhaustive. Our ability to attain our goals and objectives is dependent on numerous factors and risks, including, but not limited to, the most significant ones described in this section.

Risk Related to Our International Operations

The demand for our products is impacted by the effects of, and changes in, worldwide economic, social, political and market conditions, which could have a material adverse effect on our business.

We have operations in over 50 countries and our domestic and international operations are strongly influenced by matters beyond our control, including changes in political, social, economic and labor conditions, tax laws (including U.S. taxes on foreign earnings), and international trade regulations (including tariffs), as well as the impact of these changes on the underlying demand for our products. In 2022, approximately 72% of our net sales were from international operations.

Macroeconomic developments such as impacts from slower growth in the geographic regions in which we operate; inflation; raw material, freight and labor availability; rising energy costs; political, social, supply chain and other disruptions; COVID-19; and uncertainty in the global credit or financial markets leading to a loss of consumer confidence could result in a material adverse effect on our business as a result of, among other things, reduced consumer spending, declines in asset valuations, diminished liquidity and credit availability, volatility in securities prices, credit rating downgrades and fluctuations in foreign currency exchange rates.

Tensions remain in relations between the U.S. and China. In recent years, the U.S. government imposed additional tariffs on products imported into the U.S. from China. This has resulted in reciprocal tariffs on goods imported from the U.S. into China. The impacts on our operations to date have not been significant. There remains risk that our business could be significantly impacted if additional tariffs or other restrictions are imposed on products. Any of these actions or further developments in international trade relations could have a material adverse effect on our business.

In addition, business and operational disruptions or delays caused by political, social or economic instability and unrest – such as recent civil, political and economic disturbances in the U.S., Russia, Ukraine, Afghanistan, Syria, Iraq, Iran,

Turkey, North Korea, Hong Kong and Sri Lanka and the related impact on global stability, terrorist attacks and the potential for other hostilities, public health crises or natural disasters in various parts of the world – could contribute to a climate of economic and political uncertainty that in turn could have a material adverse effect on our business. In February 2022, Russia invaded Ukraine after which the U.S., Canada, the European Union and other countries imposed economic sanctions on Russia, Belarus and certain banks, companies and individuals affiliated with those countries. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets. In the second quarter of 2022, we ceased shipment of all products for the Russian market, where our sales in 2021 were approximately 1% of our net sales for that year, and we maintained that position throughout the year. The impact of these government measures and our exit from our Russia-related business, as well as any further retaliatory actions taken by Russia, the United States, the European Union and other jurisdictions, is unknown and could have a material adverse effect on our business.

We are not able to predict the duration and severity of adverse economic, social, political or market conditions in the U.S. or other countries.

Foreign currency exchange rates, and fluctuations in those rates, may materially adversely affect our business.

The substantial majority of our net sales in 2022 was in foreign currencies. Fluctuations in currencies, such as those associated with the euro and Chinese yuan in 2022, which had an unfavorable impact for the year, can result in a variety of negative effects, including lower net sales, increased costs, lower gross margin percentages, increased allowance for credit losses and/or write-offs of accounts receivable, and required recognition of impairments of capitalized assets, including goodwill and other intangible assets. Foreign currency translation decreased our net sales in 2022 by approximately $417 million. Margins on sales of our products in foreign countries could be materially adversely affected by foreign currency exchange rate fluctuations.

We monitor our foreign currency exposures and may, from time to time, use hedging instruments to mitigate transactional exposure to changes in foreign currencies. The effectiveness of our hedges in part depends on our ability to accurately forecast future cash flows, which is particularly difficult during periods of uncertain demand for our products and services and highly volatile exchange rates. Further, hedging activities may offset only a portion, or none at all, of the material adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and we may incur significant losses from hedging activities due to factors such as demand volatility and foreign currency fluctuations.

Our strategy includes increased growth in emerging markets, including China, which could create greater exposure to unstable political conditions, civil unrest, economic volatility, contagious disease and other risks applicable to international operations.

A significant amount of our net sales – approximately 40% of our net sales in 2022 – originated in emerging markets, including countries in Asia Pacific, Latin America, Eastern Europe and Middle East/Northern Africa. The profitable growth of our business in emerging markets is a significant focus of our long-term growth strategy and our regional results have and can fluctuate significantly based on economic conditions in these regions. Our business operations have been and may be adversely affected by the current and future political environment in China, including as a result of its response to tariffs instituted by the U.S. government on goods imported from China, tariffs imposed by China on U.S. goods, the increasing use of economic sanctions and export control restrictions, any trade agreements entered into between the U.S. and China, and tensions related to Hong Kong and Taiwan. Our ability to operate in China or other emerging markets may be adversely affected by changes in the laws and regulations of these jurisdictions or the interpretation thereof, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property, foreign currency conversion, the regulation of private enterprises and other matters.

In 2022, many of our manufacturing and other operations in China experienced limited production and/or closure amid governmental lockdown orders. All of our manufacturing facilities are currently open, but, some of our employees are still unable to travel easily within and outside their countries. The pandemic and other adverse developments in emerging markets could have a material adverse effect on our business. There have been and could be further disruptions in our supply chain or ability to manufacture our products, as well as temporary closures of our facilities or those of our suppliers or customers, any of which could impact our sales and operating results. In 2022, COVID-19 adversely affected global economies and financial markets primarily due to lockdowns in China, and any further escalation of the pandemic could lead to a more significant economic downturn that could adversely affect demand for our products and negatively impact our business. In 2021, with the spread of the Delta variant mid-year, we experienced intermittent COVID-19 closures in Southeast Asia, particularly in our Solutions Group reportable segment.

If we are unable to successfully expand our business in emerging markets or achieve the return on capital we expect as a result of our investments in these countries, our financial performance could be materially adversely affected. In addition to the risks applicable to our international operations, factors that could negatively impact our operations in these emerging markets include the less established or reliable legal systems and possible disruptions due to unstable political conditions, civil unrest or economic volatility. These factors could have a material adverse effect on our business by decreasing consumer purchasing power, reducing demand for our products or increasing our costs.

Our operations and activities outside of the U.S. may subject us to risks different from and potentially greater than those associated with our domestic operations.

A substantial portion of our employees and assets are located outside of the U.S. and, in 2022, approximately 72% of our sales was generated outside of the U.S. International operations and activities involve risks that are different from and potentially greater than the risks we face with respect to our domestic operations; changes in foreign political, regulatory and economic conditions, including nationally, regionally and locally; changes in exchange rates for foreign currencies; inflation; reduced protection of intellectual property rights; laws and regulations impacting the ability to repatriate foreign earnings; challenges of complying with a wide variety of foreign laws and regulations, including those relating to sales, operations, taxes, employment and legal proceedings; establishing effective controls and procedures to regulate our international operations and monitor compliance with U.S. laws and regulations such as the Foreign Corrupt Practices Act and similar foreign laws and regulations, such as the UK's Bribery Act of 2010; differences in lending practices; challenges with complying with applicable export and import control laws and regulations; and differences in language, culture and time zone.

Risks Related to Our Business

As a manufacturer, our sales and profitability depend upon the cost and availability of raw materials and energy, which are subject to price fluctuations, and our ability to control or offset increases in raw material and labor costs. Raw material and freight cost increases have impacted our business and could materially adversely affect our business.

The availability of raw materials used in our businesses remained constrained in 2022, which continued to present challenges and lead to volatility, impacting availability and pricing. Additionally, energy costs continued to increase in 2022, particularly in Europe, and could remain volatile and unpredictable. Shortages and inflationary or other increases in the costs of raw materials, labor, freight and energy remained significant in 2022. We continued to implement targeted price increases across our businesses and regions and worked to re-engineer certain of our products, to address raw material and freight inflation. If inflation remains persistent in 2023, we may have to implement additional pricing measures. Our performance depends in part on our ability to offset cost increases for raw materials by raising our sales prices or re-engineering our products and our ability to maintain our sales prices if costs for raw materials decrease.

It is important for us to obtain timely delivery of materials, equipment, and other resources from suppliers, and to make timely delivery to customers. In 2022, we experienced supply chain interruptions due to natural and other disasters which are becoming more frequent due to the impacts from climate change, or other events, such as COVID-19 in China and political and social unrest in Sri Lanka, energy shortages in multiple regions, and floods in Pakistan. We continued managing through the dynamic supply and demand environment in which demand across the majority of our businesses and regions was strong while raw material, freight and labor availability was constrained. Inflation was significant and we implemented pricing and material re-engineering actions to offset higher costs. We also leveraged our global scale, working closely with our customers and suppliers to minimize disruptions and ensure preparedness through robust scenario planning. Any such continued or prolonged disruption to our supply chain could negatively impact on our sales and profitability, and any sustained interruption in our receipt of adequate supplies could have a material adverse effect on our business.

We are affected by changes in our markets due to competitive conditions, technological developments, laws and regulations, and customer preferences. If we do not compete effectively or respond appropriately to these changes, it could reduce market demand, or we could lose market share or be forced to reduce selling prices to maintain market share, any of which could materially adversely affect our business.

We are at risk that existing or new competitors, which include some of our customers, distributors, and suppliers, will expand in our key market segments or develop new technologies, enhancing their competitive position relative to ours. Competitors also may be able to offer additional products, services, lower prices or other incentives that we cannot or would not offer or that would make our products less profitable. There can be no assurance that we will be able to compete successfully against current or future competitors or new technologies.

We also are at risk to changes in customer order patterns, such as changes in the levels of inventory maintained by customers and the timing of customer purchases, which may be affected by announced price increases, changes in our customer incentive programs, or changes in the customer's ability to achieve incentive targets. Changes in customers' preferences for our products can also affect demand for our products and a decline in demand for our products could have a material adverse effect on our business.

We are affected by changes in our markets due to increasing environmental standards. If we do not respond appropriately to these changes, it could negatively impact market demand, our market share and pricing, any of which could materially adversely affect our business.

A substantial amount of our label materials is sold for use in plastic packaging in the food, beverage, and home and personal care market segments. In recent years, there has been an accelerated focus on sustainability and transparency in reporting, with greater concern regarding climate change and single-use plastics, corporate commitments and increasing stakeholder expectations regarding the reuse and recyclability of plastic packaging and recycled content, and increased regulation across multiple geographies regarding the collection, recycling and use of recycled content. We are at risk that changes in consumer preferences or laws and regulations related to the use of plastics could reduce demand for our products. We have established strategic innovation platforms focused on material circularity and waste elimination/reduction to develop products and solutions that advance the circular economy and address the need for increased recyclability of plastic packaging, in collaboration with our customers and the businesses in our supply chain. These efforts may result in additional costs and there can be no assurance that they will be successful, and a significant reduction in the use of plastic packaging could materially adversely affect demand for our products.

The scientific consensus is that the emission of greenhouse gases ("GHG") is altering the composition of our atmosphere in ways that are adversely affecting global climate. Concern regarding climate change has led and is likely to continue to lead to increasing demands by legislators and regulators, customers, consumers, investors and non-governmental organizations for companies to reduce their GHG emissions. One of our 2025 sustainability goals is to achieve at least a 3% absolute reduction in our GHG emissions year-over-year and at least a 26% absolute reduction, compared to our 2015 baseline, by 2025; we have already exceeded this overall goal. As part of our more ambitious 2030 sustainability goals, we are aiming to reduce our Scope 1 and 2 GHG emissions by 70% compared to our 2015 baseline and work with our supply chain to reduce Scope 3 GHG emissions by 30% against our 2018 baseline, in each case by 2030, with an ambition to be net zero by 2050. We could face risks to our reputation, investor confidence and market share if we are unable to continue reducing our GHG emissions. Increased raw material costs, such as fuel and electricity, and compliance-related costs could also impact customer demand for our products. The potential impact of climate change on our business is uncertain, as it will depend on the limits imposed by, and timing of, new or stricter laws and regulations, more stringent environmental standards and expectations, and evolving customer and consumer preferences, but it could increase our costs and have a material adverse effect on our business.

We have recently acquired companies and are likely to acquire other companies. Acquisitions come with significant risks and uncertainties, including those related to integration, technology and employees.

To grow existing businesses and expand into new areas, we have made acquisitions and are likely to continue acquiring companies that increase our presence in high value product categories, increase our pace of innovation and advance our sustainability initiatives. In 2022, we acquired TexTrace and Rietveld. The aggregate purchase consideration for the acquisitions of TexTrace and Rietveld was approximately $35 million. In 2021, we acquired Vestcom for $1.47 billion, as well as ZippyYum and JDC, for an aggregate of approximately $43 million. The success of any acquisition depends, in part, on the ability of the combined company to realize the anticipated benefits from combining our businesses. Realizing these benefits depends, in part, on maintaining adequate focus on executing the business strategies of the combined company as well as the successful integration of assets, operations, functions and personnel. We continue to evaluate potential acquisition targets and ensure we have a robust pipeline of potential opportunities.

Various risks, uncertainties and costs are associated with acquisitions. Effective integration of systems, controls, employees, product lines, market segments, customers, suppliers and production facilities and cost savings can be difficult to achieve and the results of integration activities can be uncertain. While we have not experienced significant issues with our acquisitions to date, if management of our combined company is unable to continue minimizing the potential disruption of the combined company's ongoing business during the integration process, the anticipated benefits of any acquisition may not be fully realized. In addition, the inability to successfully manage the implementation of appropriate systems, policies, benefits and compliance programs for the combined company could have a material adverse effect on our business. We may not be able to retain key employees of an acquired company or successfully execute integration strategies and achieve projected performance targets for the business segment into which an acquired company is integrated. Both before and after the closing of an acquisition, our business and that of the acquired company may suffer due to uncertainty or diversion of management attention. Future acquisitions could result in increased debt, dilution, liabilities, interest expense, restructuring charges and amortization expenses related to intangible assets. There can be no assurance that acquisitions will be successful and contribute to our profitability. Further, we may not be able to identify value-accretive acquisition targets that support our strategy of expanding our position in high value product categories or execute additional acquisitions in the future.

A significant consolidation of our customer base could negatively impact our business.

A significant consolidation of our customer base could negatively impact our business. In recent years, some converter customers served by our Materials Group reportable segment have consolidated and integrated vertically and some of our largest customers have acquired companies with similar or complementary product lines. This broad industry consolidation has accelerated, and could continue to increase the concentration of our business with our largest customers. Further consolidation may be accompanied by pressure from customers for lower prices. While we have been generally successful at managing customer consolidations in the past, increased pricing pressures from our customers could have a material adverse effect on our business.

Because some of our products are sold by third parties, our business depends in part on the financial health of these parties and their customers.

Some of our products are sold not only by us, but also by third-party distributors. Some of our distributors also market products that compete with our products. Changes in the financial or business conditions, including economic weakness, market trends or industry consolidation, or the purchasing decisions of these third parties or their customers could materially adversely affect our business.

Our reputation, sales, and earnings could be materially adversely affected if the quality of our products and services does not meet customer expectations. In addition, product liability claims or regulatory actions could materially adversely affect our business or reputation.

There are occasions when we experience product quality issues resulting from defective materials, manufacturing, packaging or design. These issues are often discovered before shipping, causing delays in shipping, delays in the manufacturing process, and occasionally cancelled orders. When issues are discovered after shipment, they may result in additional shipping costs, discounts, refunds or loss of future sales. Both pre-shipping and post-shipping quality issues could have material adverse effects on our business and negatively impact our reputation.

Claims for losses or injuries purportedly caused by some of our products arise in the ordinary course of our business. In addition to the risk of substantial monetary judgments and penalties that could have a material adverse effect on our business, product liability claims or regulatory actions could result in negative publicity that could harm our reputation in the marketplace and the value of our brands. We also could be required to recall and possibly discontinue the sale of potentially defective or unsafe products, which could result in adverse publicity and significant expenses. Although we maintain product liability insurance coverage, product liability claims are subject to a deductible or may not be covered under the terms of the policy.

Changes in our business strategies may increase our costs and could affect the profitability of our businesses.

As our business environment changes, we have adjusted and may need to further adjust our business strategies or restructure our operations or particular businesses. We expended approximately $8 million and $14 million for restructuring actions in 2022 and 2021, respectively, significantly less than in 2020 when we accelerated our restructuring activities. In 2020, we implemented restructuring and investment actions across our businesses designed to increase profitability, with the reduction of positions and assets at numerous locations across our company, which included actions in Materials Group and Solutions Group. The actions in Materials Group were primarily associated with the consolidations of its operations in North America and its graphics business in Europe, in part in response to

COVID-19. The actions in Solutions Group primarily related to global headcount and footprint reduction, with some actions accelerated and expanded in response to COVID-19. As we continue to develop and adjust our growth strategies, we may invest in new businesses that have short-term returns that are negative or low and whose ultimate business prospects are uncertain or could prove unprofitable. We cannot provide assurance that we will achieve the intended results of any of our business strategies, which involve operational complexities, consume management attention and require substantial resources and effort. If we fail to achieve the intended results of such actions, our costs could increase, our assets could be impaired, and our returns on investments could be lower.

If we are unable to develop and successfully market new products and applications, we could compromise our competitive position.

The timely introduction of new products and improvements to current products helps determine our success. Many of our current products are the result of our research and development efforts, for which we expensed $136.1 million in 2022. These efforts are directed primarily toward developing new products and operating techniques and improving product performance, often in close association with our customers or end users. These efforts include patent and product development work relating to printing and coating technologies, as well as adhesive, release and ink chemistries in Materials Group. We focus on research projects related to RFID and external embellishments in Solutions Group, for which we have and license a number of patents. Additionally, our research and development efforts include sustainable innovation and design of products that increase the use of recycled content, reduce waste, extend life or enable recycling. Research and development is complex and uncertain, requiring innovation and anticipation of market trends. We could focus on products that ultimately are not accepted by customers or end users or we could suffer delays in the production or launch of new products that may not lead to the recovery of our research and development expenditures and, as a result, could compromise our competitive position.

Misassessment of our infrastructure needs could have a material adverse effect on our business.

We continue to invest in our long-term growth and margin expansion plans, with $298.5 million in capital expenditures, including fixed assets and information technology, in 2022. We may not be able to recoup the costs of our infrastructure investments if actual demand is not as we anticipate. In recent years, we expanded Materials Group's manufacturing capabilities in India and a location in Indiana; moved our Solutions Group's Vietnam business into a new, expanded facility; and made additional investments in both capacity and business development globally for our Intelligent Labels RFID platform, including a new facility in Brazil. We also transferred Materials Group's European medical capacity from Belgium to Ireland. In addition, we added capacity through our acquisitions of Textrace, Rietveld, JDC, ZippyYum and Vestcom. Infrastructure investments, which are long-term in nature, may not generate the expected return due to changes in the marketplace, failures in execution, and other factors. Significant changes from our expected need for and/or returns on our infrastructure investments could materially adversely affect our business.

Our profitability may be materially adversely affected if we generate less productivity improvement than projected.

We engage in restructuring actions intended to reduce our costs and increase efficiencies across our business segments. We had incremental savings from restructuring actions, net of transition costs, of approximately $26 million in fiscal year 2022, which largely reflected carryover savings from actions implemented in prior years. We intend to continue efforts to reduce costs in all our businesses, which have in the past included, and may continue to include, facility closures and square footage reductions, headcount reductions, organizational restructuring, process standardization, and manufacturing relocation. The consolidation of Materials Group's operations in North America and its graphics business in Europe, the global headcount and footprint reduction in Solutions Group and the temporary cost saving actions we implemented in 2020 to mitigate the impact of the downturn caused by COVID-19 are examples of these activities. The success of these efforts is not assured and targeted savings may not be realized. In addition, cost reduction actions can result in restructuring charges and could expose us to production risk, loss of sales and employee turnover.

Difficulty in the collection of receivables as a result of economic conditions or other market factors could have a material adverse effect on our business.

Although we have processes to administer credit granted to customers and believe our allowance for credit losses is adequate, we have increased our allowance when determined to be appropriate due to, for example, the continued impact of COVID-19 in certain countries, supply chain challenges, issues with raw material, freight and labor availability, and persistent inflation, and in the future may experience losses as a result of our inability to collect some of our accounts receivable. The financial difficulties of a customer could result in reduced business with that customer. We may also assume higher credit risk relating to receivables of a customer experiencing financial difficulty. If these developments were to occur, our inability to collect on our accounts receivable from customers could substantially reduce our cash flows and income and have a material adverse effect on our business.

There is a rapidly evolving awareness and focus from stakeholders, including our investors, customers and employees, with respect to global climate change and our company's environmental, social and governance (ESG) practices, which could affect our business.

Investor and societal expectations with respect to ESG matters have been rapidly evolving and increasing. We risk damage to our reputation if we do not continue to act responsibly with respect to ESG matters in the following key areas: environmental stewardship; DEI; corporate governance; support for our communities; and corporate governance and ESG transparency. A failure to adequately meet stakeholders' expectations could result in loss of business, diluted market valuation, an inability to attract and retain customers and talented personnel, increased negative investor sentiment toward us and/or our customers and the diversion of investment to other industries, which could have a negative impact on our stock price and access to and costs of capital.

COVID-19 had an adverse effect on portions of our business and we could experience further negative consequences as a result of COVID-19 that could have a material adverse effect on our business.

Our operations largely recovered from the impact of COVID-19 beginning in 2021, with higher volume across our businesses. Uncertainty surrounding the global health crisis remained elevated in certain countries during 2022 as parts of the world experienced increased number of COVID-19 cases at some point during the year. The greatest impact to our company was in China due to lockdowns imposed by the government.

We are unable to predict the full impact that COVID-19 will have on our business in 2023 due to numerous uncertainties, including the duration and severity of the pandemic, the impact of the spread of new and existing variants of the virus, the availability, adoption and effectiveness of vaccines and treatments, and containment measures and the related macroeconomic impacts. We continue to manage this dynamic environment, including updating our scenario planning to reflect the evolving aspects of the pandemic.

Risks Related to Income Taxes

Changes in our tax rates could affect our business.

Our effective tax rate in any period could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws and regulations or their interpretation. The impact of these changes could materially impact our business.

The enactment of legislation implementing changes in taxation of business activities, adoption of other corporate tax reform policies, or other changes in tax legislation or policies could materially adversely impact our business.

Corporate tax reform, prevention of base-erosion and tax transparency continue to be high priorities for many tax jurisdictions worldwide, including the U.S. As a result, policies regarding corporate income and other taxes are under heightened scrutiny globally, while tax reform legislation has been proposed or enacted in a number of jurisdictions.

In addition, many countries have enacted, or plan to enact, legislation and other guidance to align their international tax rules with the Organisation for Economic Co-operation and Development's ("OECD") Base Erosion and Profit Shifting ("BEPS") recommendations and action plans, which aim to standardize and modernize global corporate tax policy, with changes to cross-border tax, transfer-pricing documentation rules, and nexus-based tax incentive practices. Moreover, the OECD continues to engage in discussions on fundamental changes to the profit allocation among tax jurisdictions in which companies do business and the implementation of a global minimum tax. In the U.S., certain changes to the taxation of income derived from international business activities have been proposed as a reaction to the adoption of the BEPS framework, named Pillar Two, in domestic laws. Due to the size of our international business activities, any substantial change in corporate tax policies, enforcement activities or legislative or regulatory actions could have a material adverse effect on our business.

Our inability to retain or renew certain tax incentives in foreign jurisdictions could materially adversely affect our effective tax rate.

Our effective tax rate reflects benefits from concessionary tax rates in certain foreign jurisdictions based on the geographic location of our manufacturing activities, the industries that we serve, or the business model under which we operate. If we do not meet the criteria required to retain or renew these tax incentives, our effective tax rate could materially increase.

The amount of various taxes we pay is subject to ongoing compliance requirements and audits by federal, state and foreign tax authorities.

We are subject to regular examinations of our income tax returns by various tax authorities. We regularly assess the likelihood of material adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. In addition, tax enforcement has become increasingly aggressive in recent years focused primarily on transfer pricing and intercompany documentation. Our estimate of the potential outcome of uncertain tax issues requires significant judgment and is subject to our assessment of relevant risks, facts, and circumstances existing at the time. We use these assessments to determine the adequacy of our provision for income taxes and other tax-related accounts. Our results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may materially adversely impact our effective tax rate.

We have deferred tax assets that we may not be able to realize under certain circumstances.

If we are unable to generate sufficient taxable income in certain jurisdictions, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowances against our deferred tax assets. This would result in an increase in our effective tax rate and could have a material adverse effect on our financial results. In addition, changes in statutory tax rates may change our deferred tax asset or liability balances, with either a favorable or unfavorable impact on our effective tax rate. A significant portion of our indefinite-lived net operating loss carryforwards is concentrated in Luxembourg and may require decades to be fully utilized under our current business model. Decreases in the statutory tax rate or changes in our ability to generate sufficient future taxable income in Luxembourg could materially adversely affect our effective tax rate. The computation and assessment of the realizability of our deferred tax assets may also be materially impacted by new legislation or regulations.

Risks Related to Information Technology

Significant disruption to the information technology infrastructure that stores our information could materially adversely affect our business.

We rely on the efficient and uninterrupted operation of a large and complex information technology infrastructure to link our global business. Like other information technology systems, ours is susceptible to a number of risks including, but not limited to, damage or interruptions resulting from obsolescence, natural disasters, power failures, human error, viruses, social engineering, phishing, ransomware or other malicious attacks and data security breaches. We upgrade and install new systems, which, if installed or programmed incorrectly or on a delayed timeframe, could cause delays or cancellations of customer orders, impede the manufacture or shipment of products, or disrupt the processing of transactions. We have continued to implement measures to mitigate our risk related to system and network disruptions, but if a disruption were to occur, we could incur significant losses and remediation costs that could have a material adverse effect on our business. Additionally, we rely on services provided by third-party vendors for certain information technology processes, including system infrastructure management, application management, and software as a service. While we continued to mature our cybersecurity due diligence process, this reliance on third parties makes our operations vulnerable to a failure by any one of these vendors to perform adequately or maintain effective internal controls.

Security breaches could compromise our information and expose us to liability, which could cause our business and reputation to suffer.

We maintain information necessary to conduct our business in digital form, which is stored in data centers and on our networks and third-party cloud services, including confidential and proprietary information as well as personal information regarding our customers and employees. The secure maintenance of this information is critical to our operations. Data maintained in digital form is subject to the risk of intrusion, tampering and theft. We develop and maintain systems to prevent this from occurring, but the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of intrusion, tampering and theft cannot be eliminated entirely and the threat landscape remains challenging with digital business transformation, hybrid workforces and interconnected supply chains expanding the risk of attack. Our information technology and infrastructure may become vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Additionally, we provide confidential, proprietary and personal information to third parties when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where appropriate, assess the protections utilized by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

We perform cybersecurity due diligence and mitigate identified risks during our M&A diligence process. While we believe we have substantially mitigated the risks related to acquired companies, there is still a risk that one of our recent acquisitions or a future acquisition may experience an incident that could lead to a breach before risks are able to be mitigated.

Any such breach or attack could compromise our network, the network of a third party to whom we have disclosed confidential, proprietary or personal information, a data center where we have stored such information or a third-party cloud service provider, and the information stored there could be accessed, publicly disclosed, lost or stolen. Any access, disclosure or loss of information could result in legal claims or proceedings, disrupt our operations, damage our reputation, impair our ability to conduct business, or result in the loss or diminished value of profitable opportunities and the loss of revenue as a result of unlicensed use of our intellectual property. Contractual provisions with third parties, including cloud service providers, may limit our ability to fully recover these losses. If personal information of our customers or employees were to be misappropriated, we could incur costs to compensate our customers or employees or pay damages or fines as a result of litigation or regulatory actions and our reputation with our customers and employees could be injured, resulting in loss of business or decline in morale. Data privacy legislation and regulation have been increasing in recent years – including, for example, the General Data Protection Regulation in the EU, the Cyber Security Law in China, the General Data Protection Law in Brazil and the state of California's Privacy Rights Act – and although we have made reasonable efforts to comply with all applicable laws and regulations, there can be no assurance that we will not be subject to regulatory action in the event of an incident.

Although we have experienced some security incidents that did not have a significant or material adverse effect on our business, this may not be the case in the future. We continue to take steps to further improve the security of our networks and computer systems, including strengthening authentication, continuing to mature our zero trust architecture and strategy, accessing our backups for ransomware resiliency and continuing to implement advanced malware detection measures; enhancing our security incident response program with escalation protocols and playbooks for security events based on risk profile; conducting third party penetration testing to assess the effectiveness of our cybersecurity; conducting employee security awareness training and phishing exercises to protect against social engineering and inadvertent or intentional disclosure of data; upgrading legacy information technology systems to simplify and standardize business processes and applications; continuously improving information technology project and portfolio management discipline; setting more aggressive key performance indicator targets and implementing appropriate mitigation measures; continuing to mature our data loss prevention framework that identifies and protects our critical data, network and site access controls; removing USB drive access across our company; increasing network segmentation; enhancing our focus on third party risk management; and improving our capabilities based on threat intelligence and the publicized incidents experienced by other companies, as well as ones that we have experienced despite their minimal operational or financial impact to date. We regularly review the effectiveness of our cybersecurity preparedness program using an industry standard cybersecurity framework and best practices (e.g., ISO27000, NIST 800). Despite these and other mitigation efforts, cyber risk and ransomware attacks on companies continue to significantly increase and there can be no assurance that we have fully protected our information, that third parties to whom we have disclosed such information or with whom we have stored such information (in data centers and on the cloud) are taking similar precautions, or that we will not experience future hacking or intrusion attempts that could have a material adverse effect on our business.

Risks Related to Human Capital

For us to remain competitive, it is important to recruit and retain our key management and highly-skilled employees. We also utilize various outsourcing arrangements for certain services, and related delays, resource availability, or errors by these service providers may lead to increased costs or disruption in our business.

Competition to recruit and retain key management and highly-skilled employees has increased in recent years. In particular, due to our expansion to additional geographies and ongoing productivity efforts and recent employee restructuring actions, it may be difficult for us to recruit and retain sufficient numbers of highly-skilled employees. We may also be unable to recruit and retain key management and highly-skilled employees if we do not offer market-competitive employment and compensation terms. If we fail to recruit or retain our key management or sufficient numbers of highly-skilled employees, we could experience disruption in our businesses and difficulties managing our operations and implementing our business strategy. Further, if we are unable to timely and effectively advance our DEI strategy, it could impact our ability to recruit and retain talent, resulting in a material adverse effect on our business.

Executive succession planning is also important to our long-term success. We experienced several recent key management changes, including recent promotions of long-serving and experienced leaders to the positions of President and Chief Operating Officer, Apparel Solutions Vice President/General Manager and Materials Group Worldwide President. While we believe we have appropriate leadership development programs and succession plans in place, any failure to ensure effective transfer of knowledge and smooth transitions involving our key management or other highly-skilled employees could hinder our strategic planning and execution.

In addition, we have outsourced certain services to third-party service providers, and may outsource other services in the future to achieve cost savings and operating efficiencies. Service provider delays, resource availability, business issues or errors may disrupt our businesses and/or increase costs. If we do not effectively develop, implement and manage outsourcing relationships, if third-party providers do not perform effectively or in a timely manner, or if we experience problems with transitioning work to a third party, we may not be able to achieve our expected cost savings, and may experience delays or incur additional costs to correct errors made by these service providers.

We have various non-U.S. collective labor arrangements, which make us subject to potential work stoppages, union and works council campaigns and other labor disputes, any of which could adversely impact our business.

Work interruptions or stoppages could significantly impact the volume of products we have available for sale. In addition, collective bargaining agreements, union contracts and labor laws may impair our ability to reduce labor costs by closing or downsizing manufacturing facilities because of limitations on personnel and salary changes and similar restrictions. A work stoppage at one or more of our facilities could have a material adverse effect on our business. In addition, if any of our customers were to experience a work stoppage, that customer may halt or limit purchases of our products, which could have a material adverse effect on our business. Similarly, if any of our suppliers were to experience a work stoppage, they could halt or limit supplies of products necessary for us to conduct our business, which could have a material adverse effect on our business.

Risks Related to Our Indebtedness

If our indebtedness increases significantly or our credit ratings are downgraded, we may have difficulty obtaining acceptable short- and long-term financing.

At December 31, 2022, we had approximately $3.10 billion of debt. Our overall level of indebtedness and credit ratings are significant factors in our ability to obtain short- and long-term financing. Higher debt levels could negatively impact our ability to meet other business needs and could result in higher financing costs. The credit ratings assigned to us also impact the interest rates we pay. A downgrade of our short-term credit ratings could impact our ability to access the commercial paper markets and increase our borrowing costs. If our access to commercial paper markets were to become limited, as they were in March 2020 as a result of COVID-19, and we were required to obtain short-term funding under our revolving credit facility or our other credit facilities, we would face increased exposure to variable interest rates.

An increase in interest rates could have a material adverse effect on our business.

In 2022, our average variable-rate borrowings were approximately $487 million. Increases in short-term interest rates directly impact the amount of interest we pay. Fluctuations in interest rates can increase borrowing costs and have a material adverse effect on our business.

In response to the last global economic recession, extraordinary monetary policy actions of the U.S. Federal Reserve and other central banking institutions, including the utilization of quantitative easing, were taken in recent years to maintain a low interest rate environment. Given substantially increasing inflation across the globe the Federal Reserve and similar monetary policymaking entities around the world began increasing interest rates in 2022. As of December 31, 2022 the U.S. Federal Reserve's benchmark interest rate was between 4.25% and 4.50%, up from between 0% and

0.25% the same time in 2021. If long-term interest rates rise, our borrowing costs will increase. Continued increases in interest rates could, among other things, reduce the availability and/or increase the costs of obtaining new debt and refinancing existing indebtedness and negatively impact our stock price.

Our current and future debt covenants may limit our flexibility.

Our credit facilities and the indentures governing our medium- and long-term notes contain, and any of our future indebtedness likely would contain, restrictive covenants that impose operating and financial restrictions on us. Among other things, these covenants restrict our ability to incur additional indebtedness, incur certain liens on our assets, make certain investments, sell our assets or merge with third parties, and enter into certain transactions. We are also required to maintain specified financial ratios under certain conditions. These restrictive covenants and ratios in our existing debt agreements and any future financing agreements may limit or prohibit us from engaging in certain activities and transactions that may be in our long-term best interest and could place us at a competitive disadvantage relative to our competitors, which could materially adversely affect our business.

Risk Related to Ownership of Our Stock

Our stock price may be subject to significant variability.

Changes in our stock price may, among other things, affect our access to, or cost of financing from, capital markets and may affect our stock-based compensation arrangements and our effective tax rate. Our stock price, which increased significantly in 2020 and 2021 but declined in 2022, is influenced by changes in the overall stock market and demand for equity securities in general. Other factors, including our financial performance on an absolute basis and relative to our peers and competitors, as well as market expectations of our performance, the level of perceived growth of our industries, and other company-specific factors, can also materially adversely affect our stock price. There can be no assurance that our stock price will not experience significant variability in the future.

We cannot guarantee that we will continue to repurchase shares of our common stock or pay dividends on our common stock or that repurchases will enhance long-term stockholder value. Changes in our levels of stock repurchases or dividends could affect our stock price and significantly increase its variability.

In April 2022, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, in addition to the amount of shares that were available for repurchase under our previous authorization. As of December 31, 2022, shares of our common stock in the aggregate amount of $730.0 million remained authorized for repurchase under the 2022 Board authorization. In 2022, we repurchased 2.2 million shares of our common stock at an aggregate cost of $379.5 million. We make share repurchases through a variety of methods, which may include open market purchases, privately negotiated transactions, block trades or accelerated share repurchase transactions. Our share repurchase authorizations do not obligate us to acquire any specific number of shares or to repurchase any specific number of shares for any fixed period. The timing and amount of repurchases, if any, are subject to market and economic conditions, applicable legal requirements and other relevant factors. We may limit, suspend or discontinue repurchasing shares at any time at our discretion and without prior notice.

Although we increased our quarterly dividend rate by approximately 10% in April 2022, there can be no assurance that we will maintain this rate or approve further increases in the future. Future dividends are subject to market and economic conditions, applicable legal requirements and other relevant factors. We are not obligated to continue a dividend for any fixed period, and the payment of dividends could be suspended or discontinued at any time at our discretion and without prior notice. We will continue to retain future earnings to develop our business, as opportunities arise, and evaluate the amount and timing of future dividends based on our operating results, financial condition, capital requirements and general business conditions. The amount and timing of any future dividends may vary, and the payment of any dividend does not assure that we will pay dividends in the future.

In addition, any future repurchases of our common stock or payment of dividends, or any determination to cease repurchasing stock or paying dividends, could affect our stock price and significantly increase its variability. Our share repurchases and any future dividends could cause our stock price to be higher than it would otherwise be and could potentially reduce the market liquidity for our stock. Additionally, any future repurchases of our common stock or payment of dividends could impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may decline below the levels at which we repurchased shares of stock and short-term stock price fluctuations could reduce the program's effectiveness.

Risks Related to Legal and Regulatory Matters

Infringing intellectual property rights of third parties or inadequately acquiring or protecting our intellectual property could harm our ability to compete or grow.

Because our products involve complex technology and chemistry, we are involved from time to time in litigation involving patents and other intellectual property. Parties have filed, and in the future may file, claims against us alleging that we have infringed their intellectual property rights. We are currently party to a litigation in which ADASA Inc. ("Adasa"), an unrelated third party, alleged that certain of our RFID products infringed on its patent. We have accrued a contingent liability in the amount of $26.6 million based on our assessment of the probabilities and associated outcomes related to this matter. For more information on this litigation, see Note 8, "Contingencies," in the Notes to Consolidated Financial Statements. If we are ultimately held liable in the Adasa matter or are held liable for infringement in other matters, we could be required to pay damages, obtain licenses or cease making or selling certain products. There can be no assurance that licenses would be available on commercially reasonable terms or at all. The defense of these claims, whether or not meritorious, or the development of new technologies could cause us to incur significant costs and divert the attention of management.

We also have valuable intellectual property upon which third parties may infringe. We attempt to protect and restrict access to our intellectual property and proprietary information by relying on the patent, trademark, copyright and trade secret laws of the U.S. and other countries, as well as non-disclosure agreements. However, it may be possible for a third party to obtain our information without our authorization, independently develop similar technologies, or breach a non-disclosure agreement entered into with us. In addition, many of the countries in which we operate do not have intellectual property laws as fulsome as those in the U.S. The use of our intellectual property by someone else without our authorization could reduce or eliminate certain competitive advantages we have, cause us to lose sales or otherwise harm our business. Further, the costs associated with protecting our intellectual property rights could materially adversely impact our business.

We have obtained and applied for U.S. and foreign trademark registrations and patents, and will continue to evaluate whether to register additional trademarks and apply for additional patents. We cannot guarantee that any of the pending applications will be approved by the applicable governmental authorities. Further, we cannot assure that the validity of our patents or our trademarks will not be challenged. In addition, third parties may be able to develop competing products using technology that avoids our patents.

Unfavorable developments in legal proceedings, investigations and other legal, environmental, compliance and regulatory matters, could impact us in a materially adverse manner.

There can be no assurance that any outcome of any litigation, investigation or other legal, environmental, compliance and regulatory matter will be favorable. Our financial results could be materially adversely affected by an unfavorable outcome to pending or future litigation and investigations, and other legal, regulatory, environmental and compliance matters. See Note 8, "Contingencies," in the Notes to Consolidated Financial Statements for more information.

We are required to comply with anti-corruption laws and regulations of the U.S. government and various international jurisdictions, and our failure to comply with these laws and regulations could have a material adverse effect on our business.

We are required to comply with the anti-corruption laws and regulations of the U.S. government and various international jurisdictions, such as the U.S. Foreign Corrupt Practices Act and the UK's Bribery Act of 2010. If we fail to comply with anti-corruption laws, we could be subject to substantial civil and criminal penalties, including fines, monetary damages and incarceration for responsible employees and managers. In addition, if our distributors or agents fail to comply with these laws, our business may also be materially adversely affected through reputational harm and penalties.

We are required to comply with environmental, health, and safety laws at our operations around the world. The costs of complying with these laws could materially adversely affect our business.

We are subject to national, state, provincial and/or local environmental, health, and safety laws and regulations in the U.S. and other countries in which we operate, including those related to the disposal of hazardous waste and GHG emissions from our manufacturing processes. These laws impose liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. These laws are often unclear and subject to the discretion of the enforcing authorities. Any failure to comply with existing and future environmental, health and safety laws could subject us to fees, penalties, costs or liabilities, impact our production capabilities, limit our ability to sell, expand or acquire facilities, and have a material adverse effect on our business. Laws and regulations related to the environment, product content and product safety are complex, change often, and can be open to different interpretations. In addition, we could be materially and adversely impacted by any environmental or product safety enforcement action affecting our suppliers, particularly in emerging markets.

We have accrued liabilities for the environmental clean-up of certain sites, including the eleven sites for which U.S. governmental agencies have designated us as a potentially responsible party as of our 2022 fiscal year-end, where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated. See Note 8, "Contingencies," in the Notes to Consolidated Financial Statements for more information. However, because of the uncertainties associated with environmental assessment and remediation activities, the actual expense to remediate currently identified sites and other sites that could be identified for cleanup in the future could be higher than the liabilities accrued.

We are subject to export and import control laws and regulations in the jurisdictions in which we do business that could subject us to liability or impair our ability to compete in these markets.

Export control laws and economic sanctions prohibit the shipment of some of our products to embargoed or sanctioned countries, governments and persons. While we train our employees to comply with these regulations, use third party screening software, and take other measures, we cannot guarantee that a violation will not occur. A prohibited shipment could have negative consequences, including government investigations, penalties, fines, civil and criminal sanctions and reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could decrease our ability to export or sell our products internationally. Any limitation on our ability to export or sell our products could materially adversely affect our business.

Some of our products are subject to export control laws and regulations and may be exported only with an export license or through an applicable export license exception. If we fail to comply with export licensing, customs regulations, economic sanctions or other laws, we could be subject to substantial civil or criminal penalties, including economic sanctions against us, incarceration for responsible employees and managers, and the possible loss of export or import privileges. In addition, if our distributors fail to obtain appropriate import, export or re-export licenses or permits, we may also be materially adversely affected through reputational harm and penalties. Obtaining the necessary export license for a particular sale may be time consuming and expensive and could result in the delay or loss of sales opportunities.

Risks Related to Other Financial Matters

Our pension assets are significant and subject to market, interest and credit risk that may reduce their value.

Changes in the value of our pension assets, which was approximately $585 million as of December 31, 2022, could materially adversely affect our earnings and cash flows. In particular, the value of our investments may decline due to increases in interest rates or volatility in the financial markets. In addition, we may take actions to reduce the financial volatility associated with our pension liabilities, which could result in charges in the nearer term. As such, we continuously evaluate options to better manage the volatility associated with our pension liabilities. Although we mitigate these risks by investing in high quality securities, ensuring adequate diversification of our investment portfolio and monitoring our portfolio's overall risk profile, the value of our investments may nevertheless decline.

The actuarial assumptions used for valuation purposes could affect our earnings and cash flows in future periods. Changes in accounting standards and government regulations could also affect our pension and postretirement plan expense and funding requirements.

We evaluate the assumptions used in determining projected benefit obligations and the fair value of plan assets for our international pension plans and other postretirement benefit plans in consultation with outside actuaries. In the event that we were to determine that changes were warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or mortality rates, our pension and projected postretirement benefit expenses and funding requirements could increase or decrease. Because of changing market conditions or changes in the participant population, the actuarial assumptions that we use may differ from actual results, which could have a significant impact on our pension and postretirement benefit obligations and related costs. Funding obligations for each plan are determined based on the value of assets and liabilities on a specific date as required under applicable government regulations. Our pension funding requirements, and the timing of funding payments, could also be affected by future legislation or regulation.

An impairment in the carrying value of goodwill could negatively impact our results of operations and net worth.

Goodwill is initially recorded at fair value and not amortized, but is reviewed for impairment annually (or more frequently if impairment indicators are present). As of December 31, 2022, the carrying value of our goodwill was $1.9 billion. In 2022, we determined that the goodwill of our reporting units was not impaired. We review goodwill for impairment by comparing the fair value of a reporting unit to its carrying value. In assessing fair value, we make estimates and assumptions about sales, operating margins, growth rates, and discount rates based on our business plans, economic projections, anticipated future cash flows and marketplace data. There are inherent uncertainties related to these factors and management's judgment in applying these factors. Goodwill valuations have been calculated primarily using an income approach based on the present value of projected future cash flows of each reporting unit. We could be required to evaluate the carrying value of goodwill prior to the annual assessment if we experience disruptions to our business, unexpected significant declines in operating results, divestiture of a significant component of our business or sustained market capitalization declines. These types of events could result in goodwill impairment charges in the future. Impairment charges could substantially affect our business in the periods in which they are made.

Item 1B.   **UNRESOLVED STAFF COMMENTS**

None.

Item 2.   PROPERTIES

As of December 31, 2022, we operated manufacturing facilities in excess of 100,000 square feet in the reportable segments and locations listed below.

Materials Group

Domestic	Peachtree City, Georgia; Fort Wayne, Greenfield, and Lowell, Indiana; Fairport Harbor, Mentor, Oak Harbor, and Painesville, Ohio; Mill Hall, Pennsylvania
Foreign	Soignies and Turnhout, Belgium; Vinhedo, Brazil; Guangzhou, Kunshan, and Zhuozhou, China; Champ-sur-Drac, France; Gotha, Germany; Pune and Noida, India; Longford, Ireland; Kibbutz Hanita, Israel; Rodange, Luxembourg; Bangi, Malaysia; Queretaro, Mexico; Rayong, Thailand; and Cramlington, United Kingdom

Solutions Group

Domestic	New Century, Kansas and Miamisburg, Ohio
Foreign	Dhaka, Bangladesh; Nansha, Panyu, and Suzhou, China; Bufalo, Honduras; Ancarano, Italy; Kulim, Malaysia; and Long An Province, Vietnam

In addition to the manufacturing facilities described above, our other principal facilities include our corporate headquarters in Mentor, Ohio and our divisional and corporate offices located in Glendale, California; Mentor, Ohio; Vinhedo, Brazil; Hong Kong and Kunshan, China; and Oegstgeest, the Netherlands.

We own all of the principal properties identified above, except for the facilities in the following locations, which are leased: Hong Kong, Panyu and Zhuozhou, China; Bufalo, Honduras; Kibbutz Hanita, Israel; New Century, Kansas; Mentor, Ohio; and Oegstgeest, the Netherlands.

We consider all our properties, whether owned or leased, suitable and adequate for our current needs. We generally expand production capacity as needed to meet increased demand. Owned buildings and plant equipment are insured against major losses from fire and other usual business risks, subject to applicable deductibles. We are not aware of any material defects in title to, or significant encumbrances on, our properties, except for certain mortgage liens.

Item 3.   LEGAL PROCEEDINGS

See Note 8, "Contingencies," in the Notes to Consolidated Financial Statements.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Our common stock is listed under the ticker symbol "AVY" on the New York Stock Exchange. We did not sell securities in any unregistered transactions during fiscal year 2022. We have historically paid quarterly cash dividends. Future dividend payments are subject to the approval by our Board of Directors based on our earnings, capital requirements, financial condition and other factors.

We had 3,799 shareholders of record as of December 31, 2022, the last day of our fiscal year 2022.

Stockholder Return Performance

The graph below compares the cumulative stockholder return on our common stock, including reinvestment of dividends, with the return on the S&P 500 Stock Index and the average return (weighted by market capitalization) of the S&P 500 Materials and Industrials subsets (the "Market Basket"), in each case for the five-year period ending December 31, 2022.



$250
$200
$150
$100
$50
Avery Dennison
S&P 500 Index
S&P 500 Industrials and Materials (Weighted Average)
12/31/2017
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022

Total Return Analysis[(1)]

	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Avery Dennison	$ 100	$ 80	$ 118	$ 143	$ 202	$ 172
S&P 500 Index	100	96	126	149	192	157
Market Basket[(2)]	100	90	119	141	177	172

(1) Assumes $100 invested on December 31, 2017 and reinvestment of dividends.
(2) Average weighted by market capitalization.

(b) Not applicable.

(c)   Repurchases of Equity Securities by Issuer

Repurchases by us or our "affiliated purchasers" (as defined in Rule 10b-18(a)(3) of the Exchange Act) of registered equity securities in the fourth quarter of 2022 are shown in the table below. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes.

Period[1]	Total number of shares purchased[2]	Average price paid per share	Total number of shares purchased as part of publicly announced plans[2][3]	Approximate dollar value of shares that may yet be purchased under the plans[4]
October 2, 2022 – October 29, 2022	165.2 $	168.4	165.2 $	763.2
October 30, 2022 – November 26, 2022	103.1	174.2	103.1	745.2
November 27, 2022 – December 31, 2022	83.4	182.0	83.4	730.0
Total	351.7 $	173.3	351.7 $	730.0

[1]   The periods shown are our fiscal months during the thirteen-week quarter ended December 31, 2022.
[2]   Shares in thousands.
[3]   In April 2022, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, excluding any fees, commissions or other expenses related to such purchases, in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased.·
[4]   Dollars in millions.

Item 6.   RESERVED

Item 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

ORGANIZATION OF INFORMATION

Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, provides management's views on our financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes thereto, and includes the sections identified below.

NON-GAAP FINANCIAL MEASURES

We report our financial results in conformity with accounting principles generally accepted in the United States of America, or GAAP, and also communicate with investors using certain non-GAAP financial measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement the presentation of our financial results prepared in accordance with GAAP. Based on feedback from investors and financial analysts, we believe that the supplemental non-GAAP financial measures we provide are useful to their assessments of our performance and operating trends, as well as liquidity.

Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it more difficult to assess our underlying performance in a single period. By excluding the accounting effects, positive or negative, of certain items (e.g., restructuring charges, outcomes of certain legal proceedings, certain effects of strategic transactions and related costs, losses from debt extinguishments, gains or losses from curtailment or settlement of pension obligations, gains or losses on sales of certain assets, gains or losses on venture investments and other items), we believe that we are providing meaningful supplemental information that facilitates an understanding of our core operating results and liquidity measures. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency or timing.

We use these non-GAAP financial measures internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for quarters and year-to-date periods, as applicable.

We use the non-GAAP financial measures defined below in this MD&A.

- *Sales change ex. currency* refers to the increase or decrease in net sales, excluding the estimated impact of foreign currency translation and the reclassification of sales between segments and, where applicable, an extra week in our fiscal year, the calendar shift resulting from the extra week in the prior fiscal year and currency adjustment for transitional reporting of highly inflationary economies. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior period results translated at current period average exchange rates to exclude the effect of currency fluctuations.

- *Organic sales change* refers to sales change ex. currency, excluding the estimated impact of acquisitions and product line divestitures.

We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales change from the ongoing activities of our businesses and enhance their ability to evaluate our results from period to period.

- *Free cash flow* refers to cash flow provided by operating activities, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from insurance and sales (purchases) of investments. Free cash flow is also adjusted for, where applicable, certain acquisition-related transaction costs. We believe that free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases, and acquisitions.

- *Operational working capital as a percentage of annualized current quarter net sales* refers to trade accounts receivable and inventories, net of accounts payable, and excludes cash and cash equivalents, short-term borrowings, deferred taxes, other current assets and other current liabilities, as well as net current assets or liabilities held-for-sale divided by annualized current quarter net sales. We believe that operational working capital as a percentage of annualized current quarter net sales assists investors in assessing our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets and other current liabilities) that tend to be disparate in amount, frequency or timing, and may increase the volatility of working capital as a percentage of sales from period to period. The items excluded from this measure are not significantly influenced by our day-to-day activities managed at the operating level and do not necessarily reflect the underlying trends in our operations.

OVERVIEW AND OUTLOOK

Fiscal Year

Our fiscal years generally consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks; our 2022 and 2021 fiscal years consisted of 52-week periods ending December 31, 2022 and January 1, 2022, respectively. Our 2020 fiscal year consisted of a 53-week period ending January 2, 2021.

Segment Information

In the fourth quarter of 2022, we changed our operating structure to align with our overall business strategy, and our Chief Executive Officer, who is also our chief operating decision maker, requested changes in the information that he regularly reviews to allocate resources and assess performance. As a result, our fiscal year 2022 results are reported based on our new reportable segments as described in Note 15, "Segment Information." We have recast prior periods to reflect our new operating structure.

Net Sales

The factors impacting reported net sales change, as compared to the prior-year period, are shown in the table below.

	2022	2021
Reported net sales change	8 %	21 %
Foreign currency translation	6	(3)
Extra week impact	—	1
Sales change ex. currency[1]	13 %	19 %
Acquisitions and product line divestitures	(4)	(3)
Organic sales change[1]	10 %	16 %

[1] Totals may not sum due to rounding.

In 2022, net sales increased on an organic basis primarily due to pricing actions, partially offset by lower volume/mix. In 2021, net sales increased on an organic basis primarily due to higher volume/mix and recovery from the prior-year impact of COVID-19.

Net Income

Net income increased from approximately $740 million in 2021 to approximately $757 million in 2022. The major factors affecting this increase were:

- The net benefit of pricing, freight, energy and raw material costs, including material re-engineering
- Higher income from acquisitions, net of associated amortization of other intangibles
- Lower transaction and related costs

Offsetting factors:

- Lower volume due to inventory destocking
- Unfavorable foreign currency translation
- Growth investments
- Higher employee-related costs

Acquisitions

Subsequent to our fiscal year-end 2022, in January 2023, we entered into an agreement to acquire Thermopatch, Inc., a New York-based manufacturer specializing in labeling, embellishments, and transfers for the sports, industrial laundry, workwear and hospitality industries. We believe this acquisition will expand the product portfolio in our Solutions Group reportable segment. We expect to complete this acquisition in the first quarter of 2023.

2022 Acquisitions

In January 2022, we completed our acquisitions of TexTrace AG ("TexTrace"), a Switzerland-based technology developer specializing in custom-made woven and knitted RFID products that can be sewn onto or inserted into garments, and Rietveld Serigrafie B.V. and Rietveld Screenprinting Serigrafi Baski Matbaa Tekstil Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi (collectively, "Rietveld"), a Netherlands-based provider of external embellishment solutions and application and printing methods for performance brands and team sports in Europe. These acquisitions expanded the product portfolio in our Solutions Group reportable segment. The acquisitions of TexTrace and Rietveld are referred to collectively as the "2022 Acquisitions."

The aggregate purchase consideration for the 2022 Acquisitions was approximately $35 million. We funded the 2022 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to $30 million, subject to the acquired company achieving certain post-acquisition performance targets. As of the acquisition date, we included an estimate of the fair value of these earn-out payments in the aggregate purchase consideration.

The 2022 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

Vestcom Acquisition

On August 31, 2021, we completed our acquisition of CB Velocity Holdings, LLC ("Vestcom"), an Arkansas-based provider of shelf-edge pricing, productivity and consumer engagement solutions for retailers and consumer packaged goods companies, for purchase consideration of $1.47 billion. We funded this acquisition using cash and proceeds from both commercial paper borrowings and issuances of senior notes. Refer to Note 4, "Debt," to the Consolidated Financial Statements for more information.

Vestcom's solutions expanded our position in high value categories and added channel access and data management capabilities to our Solutions Group reportable segment.

Other 2021 Acquisitions

On March 18, 2021, we completed our acquisition of the net assets of ZippyYum, LLC ("ZippyYum"), a California-based developer of software products used in the food service and food preparation industries. This acquisition enhanced the product portfolio in our Solutions Group reportable segment.

On March 1, 2021, we completed our acquisition of the issued and outstanding stock of JDC Solutions, Inc. ("JDC"), a Tennessee-based manufacturer of pressure-sensitive specialty tapes. This acquisition expanded the product portfolio in our Materials Group reportable segment.

The acquisitions of ZippyYum and JDC are referred to collectively as the "Other 2021 Acquisitions."

The aggregate purchase consideration for the Other 2021 Acquisitions was approximately $43 million. We funded the Other 2021 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to approximately $13 million subject to the acquired company's achievement of certain post-acquisition performance targets. As of the acquisition date, we estimated the fair value of these earn-out payments to be approximately $12 million, which was included in the $43 million of aggregate purchase consideration.

The Other 2021 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

Refer to Note 2, "Acquisitions," to the Consolidated Financial Statements for more information.

Cost Reduction Actions

2019/2020 Actions

During 2022, we recorded $7.3 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 830 positions and asset impairment charges at numerous locations across our company, reflecting actions in both our reportable segments. The actions in our Materials Group reportable segment were primarily associated with consolidations of its operations in North America and its graphics business in Europe, in part in response to COVID-19. The actions in our Solutions Group reportable segment were primarily related to global headcount and footprint reduction, with some actions accelerated and expanded in response to COVID-19. During 2021, we recorded $13.3 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 360 positions, as well as asset impairment charges. Our activities related to our 2019/2020 actions began in the fourth quarter of fiscal year 2019 and continued through fiscal year 2022.

Impact of Cost Reduction Actions

In 2022 and 2021, we realized approximately $26 million and $65 million, respectively, in savings from restructuring, net of transition costs, primarily related to our 2019/2020 actions.

Restructuring charges were included in "Other expense (income), net" in the Consolidated Statements of Income. Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

Accounting Guidance Updates

Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for this information.

Cash Flow

(In millions)		2022	2021	2020
Net cash provided by operating activities	$	961.0 $	1,046.8 $	751.3
Purchases of property, plant and equipment		(278.1)	(255.0)	(201.4)
Purchases of software and other deferred charges		(20.4)	(17.1)	(17.2)
Proceeds from sales of property, plant and equipment		2.3	1.1	9.2
Proceeds from insurance and sales (purchases) of investments, net		1.9	3.1	5.6
Payments for certain acquisition-related transaction costs		.6	18.8	—
Free cash flow	$	667.3 $	797.7 $	547.5

In 2022, cash flow provided by operating activities decreased compared to 2021 primarily due to changes in operational working capital, higher incentive compensation payments and the timing of payroll payments, partially offset by higher net income and lower income tax payments, net of refunds. In 2022, free cash flow decreased compared to 2021 primarily due to lower cash provided by operating activities adjusted for payments for certain acquisition-related transaction costs and higher purchases of property, plant and equipment.

Certain factors that we believe will contribute to our 2023 results are described below.

- We expect net sales to increase by approximately 0% to 4%, in part reflecting a decrease of approximately 1% from the impact of foreign currency translation.

- We anticipate incremental savings from restructuring actions, net of transition costs, of approximately $45 million.

- We expect our full-year effective tax rate to be in the mid-twenty percent range.

- We expect fixed and IT capital expenditures to be approximately $350 million.

ANALYSIS OF RESULTS OF OPERATIONS

Income before Taxes

(In millions, except percentages)	2022		2021		2020
Net sales	$	9,039.3	$ 8,408.3	$	6,971.5
Cost of products sold		6,635.1	6,095.5		5,048.2
Gross profit		2,404.2	2,312.8		1,923.3
Marketing, general and administrative expense		1,330.8	1,248.5		1,060.5
Other expense (income), net		(.6)	5.6		53.6
Interest expense		84.1	70.2		70.0
Other non-operating expense (income), net		(9.4)	(4.1)		1.9
Income before taxes	$	999.3	$ 992.6	$	737.3
Gross profit margin		26.6 %	27.5 %		27.6 %

Gross Profit Margin

Gross profit margin in 2022 decreased compared to 2021 primarily due the net impact of higher selling prices, higher raw material costs and higher freight costs, as well as higher employee-related costs, partially offset by higher volume/mix primarily related to the impact of acquisitions.

Gross profit margin in 2021 decreased slightly compared to 2020 primarily reflecting the net impact of higher selling prices, higher raw material costs and higher freight costs, the impact of prior-year temporary cost reduction actions and higher employee-related costs, partially offset by favorable volume/mix and the benefits from productivity initiatives, including temporary cost reduction actions, material re-engineering and savings from restructuring actions, net of transition costs.

Marketing, General and Administrative Expense

Marketing, general and administrative expense increased in 2022 compared to 2021 primarily due the impact of acquisitions and growth investments, partially offset by the impact of favorable foreign currency translation.

Marketing, general and administrative expense increased in 2021 compared to 2020 primarily due to higher employee-related costs including the impact of acquisitions, growth investments, the impact of prior-year temporary cost reduction actions and unfavorable currency translation, partially offset by lower allowance for credit losses.

Other Expense (Income), Net

(In millions)		2022		2021		2020
Other expense (income), net by type						
Restructuring charges:						
Severance and related costs	$	7.6	$	10.5	$	49.1
Asset impairment charges and lease cancellation costs		.1		3.1		6.2
Other items:						
Transaction and related costs		.3		20.9		4.2
Outcomes of legal proceedings, net		6.3		(.4)		—
Gain on venture investments, net		(13.5)		(23.0)		(5.4)
(Gain) loss on sales of assets, net		(1.4)		.2		(.5)
Gain on sale of product line		—		(5.7)		—
Other expense (income), net	$	(.6)	$	5.6	$	53.6

Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information regarding restructuring charges.

Refer to Note 9, "Fair Value Measurements," to the Consolidated Financial Statements for more information regarding gains on venture investments.

Refer to Note 15, "Segment and Disaggregated Revenue Information," to the Consolidated Financial Statements for more information regarding outcomes of legal proceedings.

Interest Expense

Interest expense increased by approximately $13.9 million in 2022 compared to 2021, primarily as a result of additional interest from the $800 million of senior notes we issued in August 2021 and higher interest rates on short-term borrowings. Interest expense in 2021 was comparable to 2020.

Net Income and Earnings per Share

(In millions, except percentages and per share amounts)		2022		2021		2020
Income before taxes	$	999.3	$	992.6	$	737.3
Provision for income taxes		242.2		248.6		177.7
Equity method investment (losses) gains		—		(3.9)		(3.7)
Net income	$	757.1	$	740.1	$	555.9
Net income per common share	$	9.28	$	8.93	$	6.67
Net income per common share, assuming dilution		9.21		8.83		6.61
Effective tax rate		24.2 %		25.0 %		24.1 %

Provision for Income Taxes

Our effective tax rate in 2022 decreased compared to 2021 primarily due to higher benefits related to the settlement of certain foreign tax audits and the benefit from the interest portion of the Brazil indirect tax credit being adjudicated as non-taxable, partially offset by U.S. federal return-to-provision benefits that were lower than in 2021. Our effective tax rate in 2021 increased compared to 2020 primarily due to lower benefits from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years, and the tax charge related to certain legal proceeding, partially offset by higher benefits from return-to-provision adjustments related to our global intangible low-taxed income ("GILTI") exclusion elections in 2021.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act ("IRA"), which, among other things, implemented a 15% corporate alternative minimum tax based on the adjusted financial statement income for certain large corporations and a 1% excise tax on net share repurchases. The minimum tax and the excise tax, if applicable, are effective for fiscal years beginning after December 31, 2022. We do not expect the IRA to have a material impact on our financial position, results of operations or cash flows. We will continue to monitor additional guidance from the Internal Revenue Service ("IRS").

Our effective tax rate can vary from period to period due to the recognition of discrete events, such as changes in tax reserves, settlements of income tax audits, changes in tax laws and regulations, return-to-provision adjustments, and tax impacts related to stock-based payments, as well as recurring factors, such as changes in our mix of earnings in countries with differing statutory tax rates and our execution of tax planning strategies.

Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT

Operating income refers to income before taxes, interest and other non-operating expense (income), net.

Materials Group

(In millions)		2022	2021	2020
Net sales including intersegment sales	$	6,632.2 $	6,312.3 $	5,422.5
Less intersegment sales		(137.1)	(105.8)	(81.9)
Net sales	$	6,495.1 $	6,206.5 $	5,340.6
Operating income[1]		859.3	883.3	747.0

[1] Included charges associated with restructuring actions and related costs in all years, gain on venture investment in 2022 and 2020, outcomes of legal proceedings and gain on sale of product line in 2021, transaction and related costs and gain on sale of assets in 2021 and 2020

	$	(13.4) $	(25.7) $	30.6

Net Sales

The factors impacting reported net sales change are shown in the table below.

	2022	2021
Reported net sales change	5 %	16 %
Foreign currency translation	6	(4)
Extra week impact	—	1
Sales change ex. currency[1]	11	13
Acquisitions and product line divestitures	—	(1)
Organic sales change[1]	11 %	13 %

[1] Totals may not sum due to rounding.

In 2022, net sales increased on an organic basis compared to the same period in the prior year due to pricing actions, partially offset by lower volume/mix. On an organic basis, net sales increased by a mid-to-high single digit rate in emerging markets, a low double-digit rate in North America and a high-teens rate in Western Europe.

In 2021, net sales increased on an organic basis compared to the same period in the prior year due to favorable volume/mix and pricing actions. On an organic basis, net sales increased by a mid-teens rate in emerging markets, a low double-digit rate in North America and a mid-teens rate in Western Europe.

Operating Income

Operating income decreased in 2022 compared to the same period in 2021 primarily due to unfavorable volume/mix, the impact of unfavorable foreign currency translation, higher employee-related costs and the impact of a Brazil indirect tax credit in the prior year, partially offset by the net impact of higher selling prices, higher raw material costs and higher freight costs.

Operating income increased in 2021 compared to 2020 compared to the same period last year primarily due to favorable volume/mix, lower restructuring charges, the Brazil indirect tax credit, favorable foreign currency translation and lower allowance for credit losses. These benefits were partially offset by the net impact of higher sales prices, higher raw material costs, and higher freight costs, as well as higher employee-related costs.

Solutions Group

(In millions)		2022	2021	2020
Net sales including intersegment sales	$	2,581.6 $	2,239.1 $	1,658.4
Less intersegment sales		(37.4)	(37.3)	(27.5)
Net sales	$	2,544.2 $	2,201.8 $	1,630.9
Operating income[1]		302.3	257.2	144.7
[1] Included charges associated with restructuring actions and transaction and related costs in all years, outcomes of legal proceedings in 2022 and 2021, net gains on sales of assets in 2022 and 2020, loss on sale of asset and gain on venture investments in 2021 and loss on venture investments in 2020.	$	7.8 $	36.6 $	22.7

Net Sales

The factors impacting reported net sales change are shown in the table below.

	2022	2021
Reported net sales change	16 %	35 %
Reclassification of sales between segments	(1)	—
Foreign currency translation	4	(2)
Extra week impact	—	2
Sales change ex. currency[1]	19	35
Acquisitions	(14)	(10)
Organic sales change[1]	5 %	25 %

[1] Totals may not sum due to rounding.

In 2022, on an organic basis, net sales increased by a mid-teens rate in high value categories and decreased by a low-single digit rate in the base business. Company-wide, on an organic basis, sales of Intelligent Label solutions increased by a mid-teens rate.

In 2021, on an organic basis, net sales in the segment related to Intelligent Labels increased over 20%. Net sales in the base business increased by a low double-digit rate, partially due to the recovery from the prior-period impact of COVID-19.

Operating Income

Operating income increased in 2022 compared to 2021 primarily due to the combined benefit of higher organic volume and acquisitions, the impact of legal proceedings in the prior year, and lower transaction and related costs, partially offset by higher amortization of other intangibles resulting from business acquisitions, growth investments and higher employee-related costs.

Operating income increased in 2021 compared to 2020 primarily due to higher volume, including the impact of acquisitions, benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and lower restructuring charges, partially offset by higher employee-related costs, the impact of prior-year temporary cost reduction actions, growth investments, outcomes of legal proceedings and higher transaction and related costs.

FINANCIAL CONDITION

Liquidity

Operating Activities

(In millions)		2022	2021	2020
Net income	$	757.1 $	740.1 $	555.9
Depreciation		177.4	167.3	154.2
Amortization		113.3	76.8	51.1
Provision for credit losses and sales returns		50.1	35.7	64.0
Stock-based compensation		47.4	37.2	24.0
Pension plan settlements and related charges		—	1.6	.5
Deferred taxes and other non-cash taxes		18.4	2.6	9.3
Other non-cash expense and loss (income and gain), net		23.5	10.1	44.9
Trade accounts receivable		(22.1)	(113.2)	14.7
Inventories		(140.7)	(182.7)	(6.0)
Accounts payable		68.2	255.2	(68.2)
Taxes on income		18.9	(7.3)	(35.2)
Other assets		15.3	4.1	18.2
Other liabilities		(165.8)	19.3	(76.1)
Net cash provided by operating activities	$	961.0 $	1,046.8 $	751.3

In 2022, cash flow provided by operating activities decreased compared to 2021 primarily due to changes in operational working capital, higher incentive compensation payments and the timing of payroll payments, partially offset by higher net income and lower income tax payments, net of refunds.

In 2021, cash flow provided by operating activities increased compared to 2020 primarily due to higher net income, changes in operational working capital and lower severance payments related to restructuring actions, partially offset by higher income tax payments, net of refunds.

Investing Activities

(In millions)		2022	2021	2020
Purchases of property, plant and equipment	$	(278.1)$	(255.0)$	(201.4)
Purchases of software and other deferred charges		(20.4)	(17.1)	(17.2)
Proceeds from sales of property, plant and equipment		2.3	1.1	9.2
Proceeds from insurance and sales (purchases) of investments, net		1.9	3.1	5.6
Proceeds from sale of product line and venture investment		1.1	7.6	—
Payments for acquisitions, net of cash acquired, and venture investments		(39.5)	(1,477.6)	(350.4)
Net cash used in investing activities	$	(332.7)$	(1,737.9)$	(554.2)

Purchases of Property, Plant and Equipment

In 2022, we invested in buildings and equipment to support growth in certain countries in Asia, including Malaysia, China and Vietnam, and the U.S. for our Solutions Group reportable segment and in the U.S. and certain countries in Europe, primarily in France, and Latin America, primarily in Brazil, for our Materials Group reportable segment. In 2021, we invested in equipment to support growth in the U.S. and certain countries in Asia Pacific, including India and China, and Europe, including France and Luxembourg for our Materials Group reportable segment and in certain countries in Asia Pacific, including China, Malaysia, and Bangladesh, and the U.S. for our Solutions Group reportable segment. In 2020, we invested in equipment and expanded manufacturing facilities to support growth in certain countries in Asia Pacific, including Malaysia, China, Hong Kong, Bangladesh and Vietnam, and the U.S. for our Solutions Group reportable segment and in the U.S. and certain countries in Asia Pacific, including India and China, for our Materials Group reportable segment.

Purchases of Software and Other Deferred Charges

In 2022, 2021 and 2020, we invested in information technology upgrades worldwide.

Proceeds from Sales of Property, Plant and Equipment

In 2022, the majority of the proceeds from sales of property, plant and equipment was related to the sale of a building in the U.S. and a building and equipment in Europe. In 2021, the majority of the proceeds from sales of property, plant and equipment was related to the sale of equipment in Asia Pacific. In 2020, the majority of the proceeds from sales of property, plant and equipment was related to the sale of a property in Europe.

Proceeds from Insurance and Sales (Purchases) of Investments, Net

In 2022 and 2021, we had lower proceeds from insurance associated with our company-owned life insurance policies.

Proceeds from Sale of Product Line and Venture Investment

In 2022, we received proceeds of $1.1 million from the sale of a venture investment. In 2021, proceeds from the sale of a product line were in our Materials Group reportable segment.

Payments for Acquisitions, Net of Cash Acquired, and Venture Investments

In 2022, we paid purchase consideration, net of cash acquired, of approximately $30 million for the 2022 Acquisitions. We funded the 2022 Acquisitions with cash and commercial paper borrowings. In 2021, we paid purchase consideration, net of cash acquired, of approximately $1.44 billion and $32 million for the Vestcom acquisition and the Other 2021 Acquisitions, respectively. We funded the Vestcom acquisition using the net proceeds from the senior notes we issued in August 2021, commercial paper borrowings and cash. We funded the Other 2021 Acquisitions using cash and commercial paper borrowings. In 2020, we paid consideration, net of cash acquired, of approximately $255 million to acquire Smartrac's Transponder (RFID Inlay) division ("Smartrac"), which we initially funded through commercial paper borrowings, and approximately $88 million to acquire ACPO, Ltd. We also made certain venture investments in 2022, 2021 and 2020.

Refer to Note 2, "Acquisitions," to the Consolidated Financial Statements for more information.

Financing Activities

(In millions)		2022	2021	2020
Net increase (decrease) in borrowings with maturities of three months or less	$	34.6 $	259.2 $	(110.4)
Additional borrowings under revolving credit facility		—	—	500.0
Repayments of borrowings under revolving credit facility		—	—	(500.0)
Additional long-term borrowings		—	791.7	493.7
Repayments of long-term debt and finance leases		(6.3)	(13.4)	(270.2)
Dividends paid		(238.9)	(220.6)	(196.8)
Share repurchases		(379.5)	(180.9)	(104.3)
Net (tax withholding) proceeds related to stock-based compensation		(25.1)	(25.4)	(19.7)
Other		—	(6.3)	—
Net cash (used in) provided by financing activities	$	(615.2)$	604.3 $	(207.7)

Borrowings and Repayment of Debt

During 2022, 2021 and 2020, our commercial paper borrowings were used to fund acquisitions, dividend payments, share repurchases, capital expenditures and other general corporate purposes.

In August 2021, we issued $500 million of senior notes, due February 15, 2032, which bear an interest rate of 2.250%, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $493.7 million. Additionally, in August 2021, we issued $300 million of senior notes, due

August 15, 2024, which we can repay without penalty on or after August 15, 2022 and bear an interest rate of 0.850%, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $298 million. We used the net proceeds from these two debt issuances to finance a portion of the Vestcom acquisition.

During 2020, commercial paper borrowings were also used for the Smartrac acquisition, with those borrowings subsequently repaid using a portion of the net proceeds, after deducting underwriting discounts and offering expenses, of $493.7 million from the $500 million of senior notes we issued in March 2020. We used the remaining proceeds from these notes to repay the $250 million aggregate principal amount of senior notes that matured in April 2020. We also repaid $15 million of medium-term notes that matured in June 2020.

In the first quarter of 2020, in light of uncertainty as a result of COVID-19 regarding the availability of commercial paper, which we typically rely upon to fund our day-to-day operational needs, and the relatively favorable terms under our $800 million revolving credit facility (the "Revolver"), we borrowed $500 million from the Revolver with a six-month duration. We repaid this amount in June 2020.

Refer to Note 2, "Acquisitions," and Note 4, "Debt," to the Consolidated Financial Statements for more information.

Dividends Paid

We paid dividends per share of $2.93, $2.66 and $2.36 in 2022, 2021 and 2020, respectively. In April 2022, we increased our quarterly dividend rate to $.75 per share, representing an increase of approximately 10% from our previous quarterly dividend rate of $.68 per share. In April 2021, we increased our quarterly dividend to $.68 per share, representing an increase of approximately 10% from our previous dividend rate of $.62 per share.

Share Repurchases

From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2022, 2021 and 2020, we repurchased approximately 2.2 million, .9 million and .8 million shares of our common stock, respectively. We temporarily paused share repurchase activity in March 2020 as a result of COVID-19 and resumed repurchases late in the third quarter of 2020.

In April 2022 our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, excluding any fees, commissions or other expenses related to such purchases and in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. Shares of our common stock in the aggregate amount of $730.0 million as of December 31, 2022 remained authorized for repurchase under this Board authorization.

Net (Tax Withholding) Proceeds Related to Stock-Based Compensation

In 2022, tax withholding for stock-based compensation was comparable to 2021. In 2021, tax withholding for stock-based compensation increased compared to 2020 primarily as a result of equity awards vesting at higher share prices.

Approximately .02 million and .05 million stock options were exercised in 2021 and 2020, respectively. Refer to Note 12, "Long-Term Incentive Compensation," to the Consolidated Financial Statements for more information.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

Property, plant and equipment, net, increased by approximately $63 million to $1.54 billion at year-end 2022, which primarily reflected purchases of property, plant and equipment, partially offset by depreciation expense and the impact of foreign currency translation.

Goodwill decreased by approximately $19 million to $1.86 billion at year-end 2022, which reflected the impact of foreign currency translation, partially offset by the acquired goodwill associated with the 2022 Acquisitions.

Other intangibles resulting from business acquisitions, net, decreased by approximately $71 million to $840 million at year-end 2022, reflecting current year amortization expense and the impact of foreign currency translation, partially offset by the valuation of intangible assets associated with the 2022 Acquisitions.

Refer to Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," to the Consolidated Financial Statements for more information.

Shareholders' Equity Accounts

The balance of our shareholders' equity increased by approximately $108 million to $2.03 billion at year-end 2022. Refer to Note 11, "Supplemental Equity and Comprehensive Income Information," to the Consolidated Financial Statements for more information.

Impact of Foreign Currency Translation

(In millions)	2022	2021
Change in net sales	$ (417)	$ 201

In 2022, international operations generated approximately 72% of our net sales. Our future results are subject to changes in political and economic conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

The unfavorable impact of foreign currency translation on net sales in 2022 compared to 2021 was primarily related to euro-denominated sales and sales in China.

Effect of Foreign Currency Transactions

The impact on net income from transactions denominated in foreign currencies is largely mitigated because the costs of our products are generally denominated in the same currencies in which they are sold. In addition, to reduce our income and cash flow exposure to transactions in foreign currencies, we enter into foreign exchange forward, option and swap contracts where available and appropriate. Refer to Note 5, "Financial Instruments," to the Consolidated Financial Statements for more information.

Analysis of Selected Financial Ratios

We utilize the financial ratios discussed below to assess our financial condition and operating performance. We believe this information assists our investors in understanding the factors impacting our cash flow other than net income and capital expenditures.

Operational Working Capital Ratio

Operational working capital, as a percentage of annualized current-quarter net sales, is reconciled to working capital (deficit) below. Working capital (deficit) (current assets minus current liabilities) as of the fourth quarter 2022 decreased approximately $205 million compared to the fourth quarter of 2021 primarily due to the reclassification of the $250 million of senior notes due in the second quarter of 2023, partially offset by a decrease in accrued payroll and employee benefits. Our objective is to minimize our investment in operational working capital, as a percentage of annualized current-quarter net sales, to maximize our cash flow and return on investment. Operational working capital, as a percentage of annualized current-quarter net sales, in 2022 was higher compared to 2021. Further information regarding the components of operational working capital is provided below.

(In millions, except percentages)	2022	2021
(A) Working capital (deficit)	$ (17.8)	$ 186.7
Reconciling items:		
Cash and cash equivalents	(167.2)	(162.7)
Other current assets	(230.5)	(240.2)
Short-term borrowings and current portion of long-term debt and finance leases	598.6	318.8
Current income taxes payable and other current accrued liabilities	861.9	930.3
(B) Operational working capital	$ 1,045.0	$ 1,032.9
(C) Fourth-quarter net sales, annualized	$ 8,103.6	$ 8,732.8
Operational working capital, as a percentage of annualized current-quarter net sales (B) ÷ (C)	12.9 %	11.8 %

Accounts Receivable Ratio

The average number of days sales outstanding was 62 days in 2022 compared to 59 days in 2021, calculated using the accounts receivable balance at year-end divided by the average daily sales in the fourth quarter of 2022 and 2021, respectively. The increase in average number of days sales outstanding was primarily due to the impact of foreign currency translation, lower volumes due to customer inventory destocking and the timing of collections.

Inventory Ratio

Average inventory turnover was 6.0 in 2022 compared to 7.0 in 2021, calculated using the annualized fourth-quarter cost of products sold in 2022 and 2021, respectively, and divided by the inventory balance at the respective year-end. The decrease in average inventory turnover primarily reflected increased inventory due to lower volumes from customer inventory destocking.

Accounts Payable Ratio

The average number of days payable outstanding was 80 days in 2022 compared to 74 days in 2021, calculated using the accounts payable balance at year-end divided by the annualized fourth-quarter cost of products sold in 2022 and 2021, respectively. The increase in the average number of days payable outstanding from the prior year primarily reflected the impact of higher accounts payable balances due to the timing of payments and the impact of foreign currency translation.

Capital Resources

Capital resources include cash flows from operations, cash and cash equivalents and debt financing, including access to commercial paper borrowings supported by the Revolver. We use these resources to fund our operational needs.

At year-end 2022, we had cash and cash equivalents of $167.2 million held in accounts at third-party financial institutions. Our cash balances are held in numerous locations throughout the world. At year-end 2022, the majority of our cash and cash equivalents was held by our foreign subsidiaries, primarily in the Asia Pacific region.

To meet our U.S. cash requirements, we have several cost-effective liquidity options available. These options include borrowing funds at reasonable rates, including borrowings from our foreign subsidiaries, and repatriating foreign earnings and profits. However, if we were to repatriate foreign earnings and profits, a portion would be subject to cash payments of withholding taxes imposed by foreign tax authorities. Additional U.S. taxes may also result from the impact of foreign currency fluctuations related to these earnings and profits.

Subsequent to fiscal year 2022, in January 2023, we extended the maturity date of the Revolver by one year to February 13, 2026, and increased the commitments by $400 million, from $800 million to $1.2 billion. Additionally, we amended the Revolver to replace the LIBOR benchmark interest rate with Term SOFR, Euribor and SONIA benchmark interest rates. We use the Revolver as a back-up facility for our commercial paper program and for other corporate purposes.

The Revolver contains a financial covenant that requires us to maintain a maximum leverage ratio (calculated as a ratio of consolidated debt to consolidated EBITDA as defined in the agreement) of not more than 3.50 to 1.00; provided that, in the event of an acquisition by us that exceeds $250 million, which occurred when we acquired Vestcom, the maximum leverage ratio increases to 4.00 to 1.00 for the fiscal quarter in which the acquisition occurs and the three fiscal quarters immediately following that fiscal quarter. As of December 31, 2022 and January 1, 2022, our ratio was substantially below the maximum ratio allowed by the Revolver.

In addition to the Revolver, we have short-term lines of credit available in various countries of approximately $341 million in the aggregate at December 31, 2022. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under these lines of credit were $2.4 million and $11.2 million at December 31, 2022 and January 1, 2022, respectively, with weighted average interest rates of 0.64% and 4.97%, respectively. Refer to Note 4, "Debt," to the Consolidated Financial Statements for more information.

We are exposed to financial market risk resulting from changes in interest and foreign currency rates, and to possible liquidity and credit risks of our counterparties.

We currently anticipate using cash flows from operations, commercial paper borrowings or other potential debt financing to repay approximately $250 million of senior notes maturing in the second quarter of 2023.

Capital from Debt

The carrying value of our total debt decreased by approximately $3 million to $3.10 billion at year-end 2022 from 2021, primarily reflecting the revaluation of our euro-denominated senior notes, due in March 2025, partially offset by a net increase in commercial paper borrowings.

Credit ratings are a significant factor in our ability to raise short- and long-term financing. The credit ratings assigned to us also impact the interest rates we pay and our access to commercial paper, credit facilities, and other borrowings. A downgrade of our short-term credit ratings could impact our ability to access commercial paper markets. If our access to commercial paper markets were to become limited, as it did in the first quarter of 2020 as a result of COVID-19 when we drew down on the Revolver, the Revolver and our other credit facilities would be available to meet our short-term funding requirements. When determining our credit rating, we believe that rating agencies primarily consider our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic footprint and management team. We remain committed to maintaining an investment grade rating.

Fair Value of Debt

The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates their carrying value given their short duration. The fair value of our total debt was $2.85 billion at December 31, 2022 and $3.25 billion at January 1, 2022. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, "Summary of Significant Accounting Policies," for more information.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Material Cash Requirements at End of Year 2022

We have short- and long-term material cash requirements related to our contractual obligations that arise in the normal course of business. In addition to principal and interest payments on our outstanding debt obligations, our contractual obligations primarily consist of lease payments and purchase commitments.

Refer to Note 4, "Debt," to the Consolidated Financial Statements for a summary of our principal payments for short-term borrowings and long-term debt obligations as of December 31, 2022. Interest payments for long-term debt as of December 31, 2022 were approximately $70 million in 2023; $66 million in 2024; $63 million in 2025; $55 million in 2026; $55 million in 2027; and $150 million from 2028 through maturity.

As of December 31, 2022, we have two commitments to purchase approximately $290 million of raw materials in fiscal year 2023.

Refer to Note 7, "Commitments and Leases," to the Consolidated Financial Statements for a summary of our lease obligations as of December 31, 2022.

Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for information regarding our defined benefit pension plan contributions and future benefit payments, deferred compensation plan benefit payments and unfunded termination indemnity benefits.

Refer to Note 12, "Long-term Incentive Compensation," to the Consolidated Financial Statements for information regarding cash-based awards to employees under our long-term incentive compensation plan.

Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information regarding our unrecognized tax benefits of approximately $70 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect our reported amounts of assets and liabilities, disclosure of contingent liabilities and reported amounts of revenue and expense. Actual results could differ from these estimates.

Critical accounting estimates are those that are important to our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting estimates cover accounting matters that are inherently uncertain because their future resolution is unknown. We believe our critical accounting estimates include accounting for goodwill, business combinations, pension and postretirement benefits, taxes based on income and long-term incentive compensation.

Goodwill

Business combinations are accounted for using the acquisition method, with the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics.

We perform an annual impairment test of goodwill during the fourth quarter. Certain factors may cause us to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest a portion of a reporting unit. In performing impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment.

A quantitative assessment primarily consists of using the present value (discounted cash flow) method to determine the fair value of reporting units with goodwill. We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit's fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of that reporting unit. In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about our reporting units, including their respective forecasted sales, operating margins and growth rates, as well as discount rates. Our assumptions about discount rates are based on the weighted average cost of capital for comparable companies. Our assumptions about sales, operating margins and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. We also make assumptions for varying perpetual growth rates for periods beyond the long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ materially from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

In our annual impairment analysis in the fourth quarter of 2022, the goodwill of all reporting units in our Materials Group and Solutions Group reportable segments were tested utilizing a qualitative assessment. Based on this assessment, we determined that the fair values of these reporting units were more-likely-than-not greater than their respective carrying values. Therefore, the goodwill of our reporting units was not impaired.

Business Combinations

The results of acquired businesses are included in our Consolidated Financial Statements from their acquisition date. Assets and liabilities of an acquired business are recorded at their estimated fair values on the acquisition date. We engage third-party valuation specialists to assist us in determining these fair values where necessary. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

The allocation of purchase price requires management to make significant estimates and assumptions. While we believe our assumptions and estimates are reasonable, they are inherently uncertain and based in part on our experience, market conditions, our projections of future performance and information obtained from management of the acquired companies. Critical estimates include, but are not limited to, the following:

- Future revenue and profit margins;
- Royalty rates;
- Discount rates;
- Customer retention rates;
- Technology migration curves; and
- Useful lives assigned to acquired intangible assets.

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis over their respective estimated useful lives to marketing, general and administrative expense.

Pension and Postretirement Benefits

The assumptions we use in determining projected benefit obligations and the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that we determine that changes are warranted in the assumptions we use, such as the discount rate, expected long-term rate of return or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changes in market conditions or participant population, the actuarial assumptions we use may differ from actual results, which could have a significant impact on our pension and postretirement liability and related costs.

Discount Rate

In consultation with our actuaries, we annually review and determine the discount rates we use in valuing our postretirement obligations. The assumed discount rates for our international pension plans reflect market rates for high quality corporate bonds currently available. Our discount rates are determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our pension and postretirement benefit plans. As of December 31, 2022, a .25% increase in the discount rates associated with our international plans would have decreased our year-end projected benefit obligation by $24 million and decreased expected periodic benefit cost for the coming year by approximately $1 million. Conversely, a .25% decrease in the discount rates associated with our international plans would have increased our year-end projected benefit obligation by approximately $24 million and increased expected periodic benefit cost for the coming year by approximately $1 million.

We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Using this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of these plans' liability cash flows to the corresponding rates on the yield curve.

Long-term Return on Plan Assets

We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and our mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonableness and appropriateness. An increase or decrease of .25% on the long-term return on assets associated with our international plans would have decreased or increased our periodic benefit cost for the coming year by approximately $2 million.

Taxes Based on Income

Because we are subject to income tax in the U.S. and multiple foreign jurisdictions, judgment is required in evaluating and estimating our worldwide provision, accruals for taxes, deferred taxes and tax positions. Our provision for income taxes is determined using the asset and liability approach in accordance with GAAP. Deferred tax assets represent amounts available to reduce income taxes payable in future years. These assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating losses and tax credit carryforwards. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We evaluate the realizability of these future tax deductions and credits by assessing the period over which recoverability is allowed by law and the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. Our assessment of these sources of income relies heavily on estimates. Our forecasted earnings by jurisdiction are determined by how we operate our business and any changes to our operations may affect our effective tax rate. For example, our future income tax rate could be adversely affected by earnings being lower than anticipated in jurisdictions in which we have significant deferred tax assets that are dependent on such earnings to be realized. We use our historical experience and operating forecasts to evaluate expected future taxable income. To the extent we do not consider it more-likely-than-not that a deferred tax asset will be recovered, a valuation allowance is established in the period we make that determination.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Tax laws and regulations are complex and subject to different interpretations by taxpayers and governmental taxing authorities. We review our tax positions quarterly and adjust the balances if and as new information becomes available. Significant judgment is required in determining our tax expense and evaluating our tax positions, including evaluating uncertainties. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of relevant facts and circumstances existing at the balance sheet date, taking into consideration existing laws, regulations and practices of the governmental authorities exercising jurisdiction over our operations. We recognize and measure our uncertain tax positions following the more-likely-than-not threshold for recognition and measurement for tax positions we take or expect to take on a tax return.

Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

Long-Term Incentive Compensation

Valuation of Stock-Based Awards

We base our stock-based compensation expense on the fair value of awards, adjusted for estimated forfeitures, amortized on a straight-line basis over the requisite service period for stock options and restricted stock units ("RSUs"). We base compensation expense for performance units ("PUs") on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis as these awards cliff-vest at the end of the requisite service period. We base compensation expense related to market-leveraged stock units ("MSUs") on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.

Compensation expense for awards with a market condition as a performance objective, which includes PUs and MSUs, is not adjusted if the condition is not met, as long as the requisite service period is met.

We determine the fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective based on a financial performance condition based on the fair market value of our common stock as of the date of the grant, adjusted for foregone dividends. Over the performance period of the PUs, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based on the probability of achieving the performance objectives established for the award.

We determine the fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and the other component of PUs, using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the respective target performance objectives established for the award.

Forfeiture Rate

Changes in estimated forfeiture rates are recorded as cumulative adjustments in the period estimates are revised.

Certain of our assumptions are based on management's estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact our stock-based compensation expense and results of operations.

Valuation of Cash-Based Awards

Cash-based awards consist of long-term incentive units ("LTI Units") granted to eligible employees. LTI Units are classified as liability awards and remeasured at each quarter-end over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.

RECENT ACCOUNTING REQUIREMENTS

Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for this information.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

We are exposed to the impact of changes in foreign currency exchange rates and interest rates. We generally do not purchase or hold foreign currency or interest rate or commodity contracts for trading purposes.

Our objective in managing our exposure to foreign currency changes is to reduce the risk to our earnings and cash flow associated with foreign exchange rate changes. As a result, we enter into foreign exchange forward, option and swap contracts to reduce risks associated with the value of our existing foreign currency assets, liabilities, firm commitments and anticipated foreign revenues and costs, when available and appropriate. The gains and losses on these contracts are intended to offset changes in the related exposures. We do not hedge our foreign currency translation exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our net income.

Our objective in managing our exposure to interest rate changes is to reduce the impact of interest rate changes on earnings and cash flows. To achieve this objective, we may periodically use interest rate contracts to manage our exposure to interest rate changes.

Additionally, we enter into certain natural gas futures contracts to reduce the risks associated with natural gas we anticipate using in our manufacturing operations. These amounts are not material to our financial statements.

In the normal course of operations, we also face other risks that are either non-financial or non-quantifiable. These risks principally include changes in economic or political conditions, other risks associated with foreign operations, commodity price risk, and litigation and compliance risk, which are not reflected in the analyses described below.

Foreign Exchange Value-At-Risk

We use a Value-At-Risk ("VAR") model to determine the estimated maximum potential one-day loss in earnings associated with our foreign exchange positions and contracts. This approach assumes that market rates or prices for foreign exchange positions and contracts are normally distributed. VAR model estimates are made assuming normal market conditions. The model includes foreign exchange derivative contracts. Forecasted transactions, firm commitments, accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, are excluded from the model.

The VAR model is a risk analysis tool and does not represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.

In both 2022 and 2021, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.

The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was not significant at year-end 2022 or 2021.

Interest Rate Sensitivity

In 2022 and 2021, an assumed 12 and 9 basis point, respectively, increase in interest rates affecting our variable-rate borrowings (10% of our weighted average interest rate on floating rate debt) would not have had a significant impact on interest expense.

Item 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avery Dennison Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Avery Dennison Corporation and its subsidiaries (the "Company") as of December 31, 2022 and January 1, 2022, and the related consolidated statements of income, of comprehensive income, of shareholders' equity, and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes

As described in Notes 1 and 14 to the consolidated financial statements, the Company is subject to income tax in the U.S. and multiple foreign jurisdictions, whereby management applies judgment in evaluating and estimating the Company's worldwide provision, accruals for taxes, deferred taxes and for evaluating the Company's tax positions. As of and for the year ended December 31, 2022, management recorded a provision for income taxes of $242.2 million, recorded total deferred tax assets of $115.1 million and disclosed unrecognized tax benefits of $69.5 million. As disclosed by management, significant judgments and estimates are required by management when determining the Company's tax expense and evaluating tax positions, including uncertainties. Management's estimate of the potential outcome of uncertain tax issues is subject to management's assessment of relevant facts and circumstances existing at the balance sheet date, taking into consideration existing laws, regulations and practices of the governmental authorities exercising jurisdiction over the Company's operations. Management's assessment of the future realizability of the Company's deferred tax assets relies heavily on forecasted earnings in certain jurisdictions, and such forecasted earnings are determined by the manner in which the Company operates its business and the relevant carryforward periods.

The principal considerations for our determination that performing procedures relating to income taxes is a critical audit matter are (i) the significant judgment by management when accounting for income taxes, including evaluating the potential outcome of various uncertain tax issues and the realizability of deferred tax assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence related to the potential outcome of uncertain tax issues and the realizability of deferred tax assets on a jurisdictional basis; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to accounting for income taxes, including controls over the identification and recognition of uncertain tax issues and the realizability of deferred tax assets on a jurisdictional basis. These procedures also included, among others, (i) testing the income tax provision and the rate reconciliation and (ii) evaluating management's process for assessing the potential outcome of uncertain tax issues and the future realizability of deferred tax assets. Evaluating management's process for assessing the potential outcome of certain uncertain tax issues included evaluating management's assessment of existing laws and regulations and practices of governmental authorities exercising jurisdiction over the Company's operations. Evaluating management's process for assessing the future realizability of certain deferred tax assets on a jurisdictional basis included evaluating estimates of future taxable income, evaluating management's application of income tax law, and testing the completeness and accuracy of underlying data used in management's assessment. Evaluating management's estimates of future taxable income involved evaluating whether the estimates used by management were reasonable considering the current and past performance of the Company on a jurisdictional basis and whether the estimates were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of management's assessment of the potential outcome of uncertain tax issues and the future realizability of deferred tax assets, including the application of relevant foreign and domestic income tax laws and regulations, the provision for income taxes and the reasonableness of management's assessment of whether it is more-likely-than-not that certain tax positions will be sustained.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

February 22, 2023

We have served as the Company's auditor since at least 1960, which were the Company's first financial statements subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company or a predecessor company.

Consolidated Balance Sheets

(Dollars in millions, except per share amount)		December 31, 2022		January 1, 2022
Assets				
Current assets:				
Cash and cash equivalents	$	167.2	$	162.7
Trade accounts receivable, less allowances of $34.4 and $33 at year-end 2022 and 2021, respectively		1,374.4		1,424.5
Inventories		1,009.9		907.2
Other current assets		230.5		240.2
Total current assets		2,782.0		2,734.6
Property, plant and equipment, net		1,540.2		1,477.7
Goodwill		1,862.4		1,881.5
Other intangibles resulting from business acquisitions, net		840.3		911.4
Deferred tax assets		115.1		130.2
Other assets		810.5		836.2
	$	7,950.5	$	7,971.6
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term borrowings and current portion of long-term debt and finance leases	$	598.6	$	318.8
Accounts payable		1,339.3		1,298.8
Accrued payroll and employee benefits		228.5		299.0
Accrued trade rebates		173.8		176.3
Income taxes payable		76.2		74.9
Other current liabilities		383.4		380.1
Total current liabilities		2,799.8		2,547.9
Long-term debt and finance leases		2,503.5		2,785.9
Long-term retirement benefits and other liabilities		367.1		474.9
Deferred tax liabilities and income taxes payable		247.9		238.5
Commitments and contingencies (see Notes 7 and 8)				
Shareholders' equity:				
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2022 and 2021; issued – 124,126,624 shares at year-end 2022 and 2021; outstanding – 80,810,016 and 82,605,953 shares at year-end 2022 and 2021, respectively		124.1		124.1
Capital in excess of par value		879.3		862.3
Retained earnings		4,414.6		3,880.7
Treasury stock at cost, 43,316,608 and 41,520,671 shares at year-end 2022 and 2021, respectively		(3,021.8)		(2,659.8)
Accumulated other comprehensive loss		(364.0)		(282.9)
Total shareholders' equity		2,032.2		1,924.4
	$	7,950.5	$	7,971.6

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

(In millions, except per share amounts)		2022	2021	2020
Net sales	$	9,039.3 $	8,408.3 $	6,971.5
Cost of products sold		6,635.1	6,095.5	5,048.2
Gross profit		2,404.2	2,312.8	1,923.3
Marketing, general and administrative expense		1,330.8	1,248.5	1,060.5
Other expense (income), net		(.6)	5.6	53.6
Interest expense		84.1	70.2	70.0
Other non-operating expense (income), net		(9.4)	(4.1)	1.9
Income before taxes		999.3	992.6	737.3
Provision for income taxes		242.2	248.6	177.7
Equity method investment (losses) gains		—	(3.9)	(3.7)
Net income	$	757.1 $	740.1 $	555.9
Per share amounts:				
Net income per common share	$	9.28 $	8.93 $	6.67
Net income per common share, assuming dilution	$	9.21 $	8.83 $	6.61
Weighted average number of shares outstanding:				
Common shares		81.6	82.9	83.4
Common shares, assuming dilution		82.2	83.8	84.1

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

(In millions)		2022	2021	2020
Net income	$	757.1 $	740.1 $	555.9
Other comprehensive (loss) income, net of tax:				
Foreign currency translation:				
Translation (loss) gain		(96.6)	30.7	(3.0)
Pension and other postretirement benefits:				
Net gain recognized from actuarial gain/loss and prior service cost/credit		6.3	27.9	6.2
Reclassifications to net income		2.8	4.4	2.9
Cash flow hedges:				
Gains (losses) recognized on cash flow hedges		4.9	5.4	(7.5)
Reclassifications to net income		1.5	(1.7)	(.1)
Other comprehensive (loss) income, net of tax		(81.1)	66.7	(1.5)
Total comprehensive income, net of tax	$	676.0 $	806.8 $	554.4

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total
Balance as of December 28, 2019	$ 124.1	$ 874.0	$ 2,979.1	$ (2,425.1)	$ (348.1)	$ 1,204.0
Net income	—	—	555.9	—	—	555.9
Other comprehensive income (loss), net of tax	—	—	—	—	(1.5)	(1.5)
Repurchase of 792,997 shares for treasury	—	—	—	(104.3)	—	(104.3)
Issuance of 389,102 shares under stock-based compensation plans	—	(11.9)	(3.4)	20.2	—	4.9
Contribution of 188,229 shares to 401(k) plan	—	—	14.5	8.2	—	22.7
Dividends of $2.36 per share	—	—	(196.8)	—	—	(196.8)
Balance as of January 2, 2021	$ 124.1	$ 862.1	$ 3,349.3	$ (2,501.0)	$ (349.6)	$ 1,484.9
Net income	—	—	740.1	—	—	740.1
Other comprehensive income (loss), net of tax	—	—	—	—	66.7	66.7
Repurchase of 925,425 shares for treasury	—	—	—	(180.9)	—	(180.9)
Issuance of 257,189 shares under stock-based compensation plans	—	.2	(7.2)	16.6	—	9.6
Contribution of 123,015 shares to 401(k) plan	—	—	19.1	5.5	—	24.6
Dividends of $2.66 per share	—	—	(220.6)	—	—	(220.6)
Balance as of January 1, 2022	$ 124.1	$ 862.3	$ 3,880.7	$ (2,659.8)	$ (282.9)	$ 1,924.4
Net income	—	—	757.1	—	—	757.1
Other comprehensive income (loss), net of tax	—	—	—	—	(81.1)	(81.1)
Repurchase of 2,173,416 shares for treasury	—	—	—	(379.5)	—	(379.5)
Issuance of 223,676 shares under stock-based compensation plans	—	17.0	(4.4)	10.6	—	23.2
Contribution of 153,803 shares to 401(k) plan	—	—	20.1	6.9	—	27.0
Dividends of $2.93 per share	—	—	(238.9)	—	—	(238.9)
Balance as of December 31, 2022	$ 124.1	$ 879.3	$ 4,414.6	$ (3,021.8)	$ (364.0)	$ 2,032.2

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(In millions)		2022	2021	2020
Operating Activities				
Net income	$	757.1 $	740.1 $	555.9
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		177.4	167.3	154.2
Amortization		113.3	76.8	51.1
Provision for credit losses and sales returns		50.1	35.7	64.0
Stock-based compensation		47.4	37.2	24.0
Pension plan settlements and related charges		—	1.6	.5
Deferred taxes and other non-cash taxes		18.4	2.6	9.3
Other non-cash expense and loss (income and gain), net		23.5	10.1	44.9
Changes in assets and liabilities and other adjustments:				
Trade accounts receivable		(22.1)	(113.2)	14.7
Inventories		(140.7)	(182.7)	(6.0)
Accounts payable		68.2	255.2	(68.2)
Taxes on income		18.9	(7.3)	(35.2)
Other assets		15.3	4.1	18.2
Other liabilities		(165.8)	19.3	(76.1)
Net cash provided by operating activities		961.0	1,046.8	751.3
Investing Activities				
Purchases of property, plant and equipment		(278.1)	(255.0)	(201.4)
Purchases of software and other deferred charges		(20.4)	(17.1)	(17.2)
Proceeds from sales of property, plant and equipment		2.3	1.1	9.2
Proceeds from insurance and sales (purchases) of investments, net		1.9	3.1	5.6
Proceeds from sale of product line and venture investment		1.1	7.6	—
Payments for acquisitions, net of cash acquired, and venture investments		(39.5)	(1,477.6)	(350.4)
Net cash used in investing activities		(332.7)	(1,737.9)	(554.2)
Financing Activities				
Net increase (decrease) in borrowings with maturities of three months or less		34.6	259.2	(110.4)
Additional borrowings under revolving credit facility		—	—	500.0
Repayments of borrowings under revolving credit facility		—	—	(500.0)
Additional long-term borrowings		—	791.7	493.7
Repayments of long-term debt and finance leases		(6.3)	(13.4)	(270.2)
Dividends paid		(238.9)	(220.6)	(196.8)
Share repurchases		(379.5)	(180.9)	(104.3)
Net (tax withholding) proceeds related to stock-based compensation		(25.1)	(25.4)	(19.7)
Other		—	(6.3)	—
Net cash (used in) provided by financing activities		(615.2)	604.3	(207.7)
Effect of foreign currency translation on cash balances		(8.6)	(2.8)	9.2
Increase (decrease) in cash and cash equivalents		4.5	(89.6)	(1.4)
Cash and cash equivalents, beginning of year		162.7	252.3	253.7
Cash and cash equivalents, end of year	$	167.2 $	162.7 $	252.3

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

We are a global materials science and digital identification solutions company that provides branding and information labeling solutions, including pressure-sensitive materials, radio-frequency identification ("RFID") inlays and tags, and a variety of converted products and solutions. We design and manufacture a wide range of labeling and functional materials that enhance branded packaging, carry or display information that connects the physical and the digital, and improve customers' product performance. We serve an array of industries worldwide, including home and personal care, apparel, e-commerce, logistics, food and grocery, pharmaceuticals and automotive.

Principles of Consolidation

Our Consolidated Financial Statements include the accounts of majority-owned and controlled subsidiaries. Intercompany accounts, transactions and profits are eliminated in consolidation.

Segment Information

In the fourth quarter of 2022, we changed our operating structure to align with our overall business strategy, and our Chief Executive Officer, who is also our chief operating decision maker, requested changes in the information that he regularly reviews to allocate resources and assess performance. As a result, our fiscal year 2022 results are reported based on our new reportable segments as described in Note 15, "Segment Information." We have recast prior periods to reflect our new operating structure.

Fiscal Year

Our fiscal years generally consist of 52 weeks, but every fifth or sixth fiscal year consists of 53 weeks; our 2022 and 2021 fiscal years consisted of 52-week periods ending December 31, 2022 and January 1, 2022, respectively. Our 2020 fiscal year consisted of a 53-week period ending January 2, 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions for the reporting period and as of the date of our financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expense. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash on hand, deposits in banks, cash-in-transit, and bank drafts and short-term investments with maturities of three months or less when purchased or received. The carrying value of these assets approximates fair value due to the short maturity of these instruments.

Inventories

We state inventories at the lower of cost or net realizable value and categorized as raw materials, work-in-progress, or finished goods. Cost is determined using the first-in, first-out method. We record inventory that is damaged, obsolete, excess and slow-moving to cost of products sold and we establish a lower cost basis for the inventory. Slow-moving inventory is reviewed by category and may be recognized partially or fully to cost of products sold depending on the type of product, level of usage and length of time the product has been included in inventory.

Trade Accounts Receivable

We record trade accounts receivable at the invoiced amount. Our allowance for credit losses reflects customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable values. We record these allowances based on estimates related to the following:

- The financial condition of customers;
- The aging of receivable balances;
- Our historical collection experience; and
- Current and expected future macroeconomic and market conditions.

Property, Plant and Equipment

We generally compute depreciation using the straight-line method over the estimated useful lives of the respective assets, ranging from ten to 45 years for buildings and improvements and three to 15 years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the term of the associated leases. We expense maintenance and repair costs as incurred; we capitalize renewals and improvements. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income.

Leases

Our leases primarily relate to office and warehouse space, machinery, transportation, and equipment for information technology. We determine if an arrangement is a lease or contains a lease at inception. For lease accounting purposes, we do not separate lease and nonlease components, nor do we record operating or finance lease assets and liabilities for short-term leases. We have options to renew or terminate some of our leases. We evaluate renewal and termination options based on considerations available at the lease commencement date and over the lease term to determine if we are reasonably certain to exercise these options. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. We recognize expense for operating leases using a straight-line basis over the lease term, with variable lease payments recognized in the periods in which they are incurred.

Software

We capitalize software costs incurred during the application development stage of software development, including costs incurred for design, coding, installation to hardware, testing, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. We expense software costs, including internal and external training costs and maintenance costs, incurred during the preliminary project stage and the post-implementation and/or operation stage. In addition, we capitalize implementation costs incurred under a hosting arrangement that is a service contract. Capitalized software, which is included in "Other assets" in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, which is generally between five and ten years.

Venture Investments

We invest in privately held companies and utilize the measurement alternative for equity investments that do not have readily determinable fair values, measuring them at cost less impairment plus or minus observable price changes in orderly transactions. The carrying value of our venture investments is included in "Other assets" in the Consolidated Balance Sheets.

See Note 9, "Fair Value Measurements," for more information.

Impairment of Long-lived Assets

We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. We measure recoverability by comparing the undiscounted cash flows expected from the applicable asset or asset group's use and eventual disposition to its carrying value. We calculate the amount of impairment loss as the excess of the carrying value over the fair value. Historically, changes in market conditions and management strategy have caused us to reassess the carrying amount of our long-lived assets.

Goodwill and Other Intangibles Resulting from Business Acquisitions

We account for business combinations using the acquisition method, with the excess of the acquisition cost over the fair value of net tangible assets and identified intangible assets acquired considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Other identifiable intangibles include customer relationships, patented and other developed technology, and trade names and trademarks.

We perform an annual impairment test of goodwill during the fourth quarter and, as necessary, if changes in facts and circumstances that indicate the fair value of a reporting unit may be less than its carrying value. Certain factors may cause us to perform an impairment test outside of our annual assessment, including significant underperformance of a business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or our decision to divest a portion of a reporting unit. In performing impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment. A quantitative assessment primarily uses the present value (discounted cash flow) method to determine the fair value of reporting units with goodwill.

We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit's fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of that reporting unit.

In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions about our reporting units, including their respective forecasted sales, operating margins and growth rates, as well as discount rates. Our assumptions about discount rates are based on the weighted average cost of capital for comparable companies. Our assumptions about sales, operating margins and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. We also make assumptions for varying perpetual growth rates for periods beyond our long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ materially from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

We test indefinite-lived intangible assets, consisting of trade names and trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more-likely-than-not that their carrying amounts exceed their fair values. In performing the impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for indefinite-lived intangible asset impairment. If we decide not to perform a qualitative assessment, or if the qualitative assessment indicates that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, we perform a quantitative assessment. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay to use the asset. Variation in the royalty rates could impact our estimate of fair value. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

We amortize finite-lived intangible assets, consisting of customer relationships, patented and other developed technology, trade names and trademarks, and other intangibles, on a straight-line basis over their estimated useful lives.

See Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," for more information.

Foreign Currency

We translate asset and liability accounts of international operations into U.S. dollars at current rates. Revenues and expenses are translated at the weighted average currency rate for the fiscal year. We record gains and losses resulting from hedging the value of investments in certain international operations and from the translation of balance sheet accounts directly as a component of other comprehensive income.

We account for our operations in Argentina as highly inflationary, because the country's three-year cumulative inflation rate exceeds 100%. As a result, the functional currency of our Argentine subsidiary is the U.S. dollar.

Financial Instruments

We enter into foreign exchange derivative contracts to reduce our risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of our operations outside the U.S. From time to time, we enter into interest rate contracts to help manage our exposure to certain interest rate fluctuations. We also enter into futures contracts to hedge certain price fluctuations for a portion of our anticipated domestic purchases of natural gas. The maximum length of time for which we hedge our exposure to the variability in future cash flows is 36 months for forecasted foreign exchange and commodity transactions and 10 years for cross-currency swap transactions.

On the date we enter into a derivative contract, we determine whether the derivative will be designated as a hedge. Derivatives designated as hedges are classified as either (1) hedges of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value" hedges) or (2) hedges of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability ("cash flow" hedges). Other derivatives not designated as hedges are recorded on the balance sheets at fair value, with changes in fair value recognized in earnings. Our policy is not to purchase or hold any foreign currency, interest rate or commodity contracts for trading purposes.

We assess, both at the inception of any hedge and on an ongoing basis, whether our hedges are highly effective. If we determine that a hedge is not highly effective, we prospectively discontinue hedge accounting. For cash flow hedges, we record gains and losses as components of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings. In the event that the anticipated transaction is no longer likely to occur, we recognize the change in fair value of the instrument in current period earnings. We recognize changes in fair value hedges in current period earnings. We also recognize changes in the fair value of underlying hedged items (such as recognized assets or liabilities) in current period earnings and offset the changes in the fair value of the derivative.

In the Consolidated Statements of Cash Flows, hedges are classified in the same category as the item hedged, primarily in operating activities.

See Note 5, "Financial Instruments," for more information.

Fair Value Measurements

We define fair value as the price that would be received from selling an asset or paid for transferring a liability in an orderly transaction between market participants at the measurement date. In determining the fair value measurements for assets and liabilities required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability.

We determine fair value based on a three-tier fair value hierarchy, which we use to prioritize the inputs used in measuring fair value. These tiers consist of Level 1, which are observable inputs such as quoted prices in active markets; Level 2, which are inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, which are unobservable inputs in which little or no market data exists, and require us to develop our own assumptions to determine the best estimate of fair value.

Revenue Recognition

We recognize sales when or as we satisfy a performance obligation by transferring control of a product or service to a customer, in an amount that reflects the consideration which we would expect for the product or service. We consider a number of factors in determining when we have transferred control to a customer, including the following: (i) our present right to payment; (ii) the customer's legal title to the asset; (iii) physical possession of the asset; (iv) the customer's significant risks and rewards of ownership of the asset; and (v) the customer's acceptance of the asset.

Our payment terms with our customers are generally consistent with those used in the industries and the regions in which we operate.

We accept sales returns in certain limited circumstances. We record an estimate for return liabilities and a corresponding reduction to sales in the amount we expect to repay or credit customers, which we base on historical returns and outstanding customer claims. We update our estimates each reporting period.

Sales rebates, discounts and other customer concessions represent variable consideration and are common in the industries and regions in which we operate, which we account for as a reduction to sales based on estimates at the time at which products are sold. We base these estimates on our historical experience, as well as current information such as sales forecasts. We review our estimates regularly and, as additional information becomes available, we adjust our sales and the respective accruals as necessary.

We exclude sales tax, value-added tax and other taxes we collect from customers from sales. We account for shipping and handling activities after control of a product is transferred to a customer as fulfillment costs and not as separate performance obligations. As a practical expedient, we have elected not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of less than one year. We generally expense sales commissions when incurred because the amortization period would have been one year or less. We record these costs in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

Research and Development

Research and development costs are related to research, design and testing of new products and applications, which we expense as incurred.

Long-Term Incentive Compensation

No long-term incentive compensation expense was capitalized in 2022, 2021 or 2020.

Valuation of Stock-Based Awards

We base our stock-based compensation expense on the fair value of awards, adjusted for estimated forfeitures, amortized on a straight-line basis over the requisite service period for stock options and restricted stock units ("RSUs"). We base compensation expense for performance units ("PUs") on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis as these awards cliff-vest at the end of the requisite service period. We base compensation expense related to market-leveraged stock units ("MSUs") on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.

Compensation expense for awards with a market condition as a performance objective, which includes PUs and MSUs, is not adjusted if the condition is not met, as long as the requisite service period is met.

We estimate the fair value of stock options as of the date of grant using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term.

We determine the fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective using a financial performance condition based on the fair market value of our common stock as of the date of grant, adjusted for foregone dividends. Over the performance period of the PUs, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward from the target shares at the time of grant based on the probability of the financial performance objectives established for the award being achieved.

We determine the fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and the other component of PUs, using the Monte-Carlo simulation method, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the target performance objectives established for the award.

Certain of these assumptions are based on management's estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.

Valuation of Cash-Based Awards

Cash-based awards consist of long-term incentive units ("LTI Units") granted to eligible employees. We classify LTI Units as liability awards and remeasure them at each quarter-end over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.

Forfeitures

We estimate expected forfeitures in determining the compensation cost to be recognized each period, rather than accounting for forfeitures as they occur. We record changes in estimated forfeiture rates as cumulative adjustments in the period estimates are revised.

See Note 12, "Long-term Incentive Compensation," for more information.

Taxes Based on Income

Because we are subject to income tax in the U.S. and multiple foreign jurisdictions, judgment is required in evaluating and estimating our worldwide provision, accruals for taxes, deferred taxes and tax positions. Our provision for income taxes is determined using the asset and liability approach in accordance with GAAP. Under this approach, deferred taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. We recognize and measure our uncertain tax positions following the more-likely-than-not threshold for recognition and measurement for tax positions we take or expect to take on a tax return.

See Note 14, "Taxes Based on Income," for more information.

Recent Accounting Requirements

In September 2022, the Financial Accounting Standards Board ("FASB") issued guidance to improve the transparency of supplier finance programs by requiring disclosures of key program terms, information about obligations under these programs and a rollforward of these obligations. This guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the disclosure on rollforward information, which is effective for fiscal years beginning after December 15, 2023. We plan to adopt this guidance at the beginning of our 2023 fiscal year on January 1, 2023.

NOTE 2. ACQUISITIONS

Subsequent to our fiscal year-end 2022, in January 2023, we entered into an agreement to acquire Thermopatch, Inc., a New York-based manufacturer specializing in labeling, embellishments, and transfers for the sports, industrial laundry, workwear and hospitality industries. We believe this acquisition will expand the product portfolio in our Solutions Group reportable segment. We expect to complete this acquisition in the first quarter of 2023.

2022 Acquisitions

In January 2022, we completed our acquisitions of TexTrace AG ("TexTrace"), a Switzerland-based technology developer specializing in custom-made woven and knitted RFID products that can be sewn onto or inserted into garments, and Rietveld Serigrafie B.V. and Rietveld Screenprinting Serigrafi Baski Matbaa Tekstil Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi (collectively, "Rietveld"), a Netherlands-based provider of external embellishment solutions and application and printing methods for performance brands and team sports in Europe. These acquisitions expanded the product portfolio in our Solutions Group reportable segment. The acquisitions of TexTrace and Rietveld are referred to collectively as the "2022 Acquisitions."

The aggregate purchase consideration for the 2022 Acquisitions was approximately $35 million. We funded the 2022 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to $30 million, subject to the acquired company achieving certain post-acquisition performance targets. As of the acquisition date, we included an estimate of the fair value of these earn-out payments in the aggregate purchase consideration.

The 2022 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

Vestcom Acquisition

On August 31, 2021, we completed our acquisition of CB Velocity Holdings, LLC ("Vestcom"), an Arkansas-based provider of shelf-edge pricing, productivity and consumer engagement solutions for retailers and consumer packaged goods companies, for purchase consideration of $1.47 billion. We funded this acquisition using cash and proceeds from both commercial paper borrowings and issuances of senior notes. Refer to Note 4, "Debt," to the Consolidated Financial Statements for more information.

Vestcom's solutions expanded our position in high value categories and added channel access and data management capabilities to our Solutions Group reportable segment.

The table below summarizes the fair value of assets acquired and liabilities assumed in the Vestcom acquisition based on our final allocation of the purchase consideration.

(In millions)	
Cash and cash equivalents	$ 24.3
Trade accounts receivable	98.4
Other current assets	28.5
Property, plant and equipment	56.2
Goodwill	756.1
Other intangibles resulting from business acquisition	727.0
Other assets	22.8
Total assets	1,713.3
Current liabilities	47.5
Other liabilities	17.2
Deferred and non-current income tax liabilities	183.5
Total liabilities	248.2
Net assets acquired	$ 1,465.1

The impact of the Vestcom acquisition was not material to the pro forma net sales or net income of our combined operations for the periods presented. Net sales and net income related to Vestcom post-acquisition were not material to the Consolidated Statements of Income for 2021.

Other 2021 Acquisitions

On March 18, 2021, we completed our acquisition of the net assets of ZippyYum, LLC ("ZippyYum"), a California-based developer of software products used in the food service and food preparation industries. This acquisition enhanced the product portfolio in our Solutions Group reportable segment.

On March 1, 2021, we completed our acquisition of the issued and outstanding stock of JDC Solutions, Inc. ("JDC"), a Tennessee-based manufacturer of pressure-sensitive specialty tapes. This acquisition expanded the product portfolio in our Materials Group reportable segment.

The acquisitions of ZippyYum and JDC are referred to collectively as the "Other 2021 Acquisitions."

The aggregate purchase consideration for the Other 2021 Acquisitions was approximately $43 million. We funded the Other 2021 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to approximately $13 million subject to the acquired company's achievement of certain post-acquisition performance targets. As of the acquisition date, we estimated the fair value of these earn-out payments to be approximately $12 million, which was included in the $43 million of aggregate purchase consideration.

The Other 2021 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Goodwill

Results from our annual goodwill impairment test in the fourth quarter of 2022 indicated that no impairment occurred during 2022. The assumptions used in our assessment of these assets were primarily based on Level 3 inputs.

During the fourth quarter of 2022, we changed our operating structure to align with our overall business strategy. As a result, our fiscal year 2022 results are reported based on our new reportable segments described in Note 15, "Segment Information. We have recast prior periods to reflect our new operating structure. There was no goodwill impairment recognized as a result of the change in reportable segments.

Changes in the net carrying amount of goodwill for 2022 and 2021 by reportable segment are shown below:

(In millions)	Materials Group	Solutions Group	Total
Goodwill as of January 2, 2021	$ 664.6	$ 471.8	$ 1,136.4
Acquisitions[1]	6.9	774.5	781.4
Acquisition adjustment[2]	1.2	—	1.2
Translation adjustments	(27.2)	(10.3)	(37.5)
Goodwill as of January 1, 2022	645.5	1,236.0	1,881.5
Acquisitions[3]	—	16.3	16.3
Acquisition adjustment[4]	—	(.5)	(.5)
Translation adjustments	(26.8)	(8.1)	(34.9)
Goodwill as of December 31, 2022	$ 618.7	$ 1,243.7	$ 1,862.4

[1] Goodwill acquired related to the acquisitions of Vestcom, JDC and ZippyYum. We expect nearly all of the recognized goodwill related to the Vestcom and JDC acquisitions not to be deductible for income tax purposes and the recognized goodwill related to the ZippyYum acquisition to be deductible for income tax purposes.

[2] Measurement period adjustment related to the finalization of the purchase price allocation for the December 2020 acquisition of ACPO, Ltd.

[3] Goodwill acquired related to the 2022 Acquisitions. We expect the recognized goodwill related to the 2022 Acquisitions to be non-deductible for income tax purposes.

[4] Measurement period adjustment related to the finalization of the purchase price allocation for the August 2021 acquisition of Vestcom.

The carrying amounts of goodwill at December 31, 2022 and January 1, 2022 were net of accumulated impairment losses of $820 million recognized in fiscal year 2009 by our Solutions Group reportable segment.

Indefinite-Lived Intangible Assets

In connection with our acquisition of Vestcom, we acquired approximately $135 million of identifiable indefinite lived intangible assets consisting of trade names and trademarks. We utilized the income approach to estimate the fair values of acquired identifiable intangibles, primarily using Level 3 inputs. We applied significant judgment in determining the fair value of intangible assets, which included our estimates and assumptions with respect to estimated future revenue and related profit margins, royalty rates, discount rates and economic lives assigned to the acquired intangible assets.

Results from our annual indefinite-lived intangible assets impairment test in the fourth quarter indicated that no impairment occurred in 2022. The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks, was $154.7 million and $155.6 million at December 31, 2022 and January 1, 2022, respectively.

Finite-Lived Intangible Assets

In connection with the 2022 Acquisitions, we acquired approximately $21 million of identifiable finite-lived intangible assets, which consisted of patented and other developed technology as well as customer relationships.

In connection with our acquisition of Vestcom, we acquired approximately $592 million of identifiable finite-lived intangible assets, which consisted of customer relationships and patented and other developed technology. We utilized the income approach to estimate the fair values of acquired identifiable intangibles, primarily using Level 3 inputs. We applied significant judgment in determining the fair value of intangible assets, which included our estimates and assumptions with respect to estimated future revenue and related profit margins, customer retention rates, technology migration curves, royalty rates, discount rates and economic lives assigned to the acquired intangible assets.

The table below summarizes the amounts and weighted average useful lives of these intangible assets as of the acquisition date.

	Amount (in millions)	Weighted average amortization period (in years)
Customer relationships	$ 492.0	12
Patented and other developed technology	100.4	7

The intangible assets from the Other 2021 Acquisitions were not material to the Consolidated Financial Statements.

Refer to Note 2, "Acquisitions," for more information.

The table below sets forth our finite-lived intangible assets resulting from business acquisitions at December 31, 2022 and January 1, 2022, which continue to be amortized.

	2022			2021		
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 852.2	$ 330.1	$ 522.1	$ 862.5	$ 277.2	$ 585.3
Patented and other developed technology	261.9	104.3	157.6	247.7	84.7	163.0
Trade names and trademarks	14.4	10.3	4.1	14.8	9.7	5.1
Other intangibles	3.2	1.4	1.8	3.2	.8	2.4
Total	$ 1,131.7	$ 446.1	$ 685.6	$ 1,128.2	$ 372.4	$ 755.8

Amortization expense for finite-lived intangible assets resulting from business acquisitions was $81.8 million for 2022, $44.6 million for 2021 and $19.9 million for 2020.

We expect estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years and thereafter to be as follows:

(In millions)	Estimated Amortization Expense
2023	$ 80.9
2024	79.2
2025	78.4
2026	75.5
2027	75.2
2028 and thereafter	296.4

NOTE 4. DEBT

Short-Term Borrowings

We had $128 million and $189 million of outstanding borrowings from U.S. commercial paper issuances as of December 31, 2022 and January 1, 2022, respectively, with a weighted average interest rate of 4.84% and 0.32%, respectively.

We have a Euro-Commercial Paper Program under which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Proceeds from issuances under this program may be used for general corporate purposes. The maturities of the notes vary, but may not exceed 364 days from the date of issuance. Our payment obligations with respect to any notes issued under this program are backed by our revolving credit facility (the "Revolver"). There are no financial covenants under this program. We had balances of $213 million and $113.1 million outstanding under this program as of December 31, 2022 and January 1, 2022, respectively, with a weighted average interest rate of 2.06% and (0.47)%, respectively.

Short-Term Credit Facilities

Subsequent to fiscal year 2022, in January 2023, we extended the maturity date of the Revolver by one year to February 13, 2026, and increased the commitments by $400 million, from $800 million to $1.2 billion. Additionally, we amended the Revolver to replace the LIBOR benchmark interest rate with Term SOFR, Euribor and SONIA benchmark interest rates. We use the Revolver as a back-up facility for our commercial paper program and for other corporate purposes. In February 2020, we had amended and restated the Revolver, eliminating one of the financial covenants and extending its maturity date to February 13, 2025. The Revolver allowed for a one-year extension of the maturity date under certain circumstances and the option to increase the commitments by up to $400 million, subject to lender approvals and customary requirements.

No balance was outstanding under the Revolver as of December 31, 2022 or January 1, 2022. Commitment fees associated with the Revolver in 2022, 2021 and 2020 were $0.9 million, $0.9 million and $0.8 million, respectively.

In addition to the Revolver, we have short-term lines of credit available in various countries of approximately $341 million in the aggregate at December 31, 2022. These lines may be cancelled at any time by us or the issuing banks. Short-term borrowings outstanding under these lines of credit were $2.4 million and $11.2 million at December 31, 2022 and January 1, 2022, respectively, with weighted average interest rates of 0.64% and 4.97%, respectively.

From time to time, we provide guarantees on certain arrangements with banks. Our exposure to these guarantees is not material.

Long-Term Borrowings

In August 2021, we issued $500 million of senior notes, due February 15, 2032, which bear an interest rate of 2.250%, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $493.7 million. Additionally, in August 2021, we issued $300 million of senior notes, due August 15, 2024, which we can repay without penalty on or after August 15, 2022 and bear an interest rate of 0.850%, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $298 million. We used the net proceeds from these two debt issuances to finance a portion of the Vestcom acquisition.

In March 2020, we issued $500 million of senior notes, due April 2030. These senior notes bear an interest rate of 2.65% per year, payable semiannually in arrears. Our net proceeds from the issuance, after deducting underwriting discounts and offering expenses, were $493.7 million, which we used to repay both existing indebtedness under our commercial paper program used to fund our Smartrac acquisition and our $250 million of senior notes that matured in April 2020.

Our long-term debt, and related interest rates, at year-end 2022 and 2021 is shown below.

(In millions)		2022	2021
Long-term debt			
Medium-term notes:			
Series 1995 due 2025	$	30.0 $	30.0
Long-term notes:			
Senior notes due 2023 at 3.4%		249.7	249.5
Senior notes due 2024 at 0.85%		299.0	298.3
Senior notes due 2025 at 1.25%[1]		531.3	563.3
Senior notes due 2028 at 4.875%		496.0	495.3
Senior notes due 2030 at 2.650%		495.5	494.8
Senior notes due 2032 at 2.25%		494.5	493.9
Senior notes due 2033 at 6.0%		149.1	149.1
Less amount classified as current		(249.7)	—
Total long-term debt[2]	$	2,495.4 $	2,774.2

[1]   These senior notes are euro-denominated. The face value is €500 million.
[2]   Included unamortized debt issuance costs and debt discounts of $10.5 million and $7.1 million, respectively, as of year-end 2022 and $12.9 million and $8.2 million, respectively, as of year-end 2021.

At year-end 2022 and 2021, our medium-term notes had accrued interest at a weighted average fixed rate of 7.5%. In the second quarter of 2020, we repaid $15 million of medium-term notes that matured in June 2020.

We expect maturities of our long-term debt for each of the next five fiscal years and thereafter to be as follows:

Year	(In millions)
2023	$ 250.0
2024	300.0
2025	562.6
2026	—
2027	—
2028 and thereafter	1,650.0

Refer to Note 7, "Commitments and Leases," for information related to finance leases.

Other

The Revolver contains a financial covenant that requires us to maintain a specified ratio of total debt in relation to a certain measure of income. As of December 31, 2022 and January 1, 2022, we were in compliance with our financial covenants.

Our total interest costs in 2022, 2021 and 2020 were $89.8 million, $75.0 million and $73.9 million, respectively, of which $5.7 million, $4.8 million and $3.9 million, respectively, was capitalized as part of the cost of property, plant and equipment and capitalized software.

The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates their carrying value given their short duration. The fair value of our total debt was $2.85 billion at December 31, 2022 and $3.25 billion at January 1, 2022. Fair value amounts were determined based primarily on Level 2 inputs, which are inputs other than quoted prices in active markets that are either directly or indirectly observable. Refer to Note 1, "Summary of Significant Accounting Policies," for more information.

NOTE 5. FINANCIAL INSTRUMENTS

As of December 31, 2022, the aggregate U.S. dollar equivalent notional value of our outstanding commodity contracts and foreign exchange contracts was $6.1 million and $1.36 billion, respectively. Our outstanding foreign exchange contracts as of December 31, 2022 were recorded under various currencies, primarily the U.S. dollar, euro, Chinese renminbi, British pound sterling and Hong Kong dollar.

We recognize derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. We designate commodity forward contracts on forecasted purchases of commodities and foreign exchange contracts on forecasted transactions as cash flow hedges. We also enter into foreign exchange contracts to offset certain of our economic exposures arising from foreign exchange rate fluctuations.

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of "Accumulated other comprehensive loss" and reclassified into earnings in the same period(s) during which the hedged transaction impacts earnings. Gains and losses on these derivatives, representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, are recognized in current earnings. Except for the cross-currency swap discussed below, cash flow hedges were not material in 2022, 2021 or 2020.

Cross-Currency Swap

In March 2020, we entered into U.S. dollar to euro cross-currency swap contracts with a total notional amount of $250 million to effectively convert the fixed-rate U.S. dollar-denominated debt into euro-denominated debt, including semiannual interest payments and the payment of principal at maturity. During the term of the contract, which ends on April 30, 2030, we pay fixed-rate interest in euros and receive fixed-rate interest in U.S. dollars. These contracts have been designated as cash flow hedges. The fair value of these contracts was $15.5 million as of December 31, 2022, which was included in "Other Assets" and $(10.3) million as of January 1, 2022, which was included in "Long-term retirement benefits and other liabilities" in the Consolidated Balance Sheets. Refer to Note 9, "Fair Value Measurements," to the Consolidated Financial Statements for more information.

We recorded no ineffectiveness from our cross-currency swap to earnings during 2022, 2021 or 2020.

Other Derivatives

The following table shows the fair value and balance sheet locations of other derivatives as of December 31, 2022 and January 1, 2022:

	Asset			Liability		
(In millions)	Balance Sheet Location	2022	2021	Balance Sheet Location	2022	2021
Foreign exchange contracts	Other current assets	$ 4.3	$ 6.3	Other current liabilities	$ 9.6	$ 2.9
Commodity contracts	Other current assets	—	—	Other current liabilities	.2	—
		$ 4.3	$ 6.3		$ 9.8	$ 2.9

For other derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings.

The following table shows the components of the net gains (losses) recognized in income related to these derivative instruments:

(In millions)	Statements of Income Location	2022		2021	2020
Foreign exchange contracts	Cost of products sold	$	5.6 $	1.4 $	1.9
Foreign exchange contracts	Marketing, general and administrative expense		(4.3)	21.0	(14.2)
		$	1.3 $	22.4 $	(12.3)

NOTE 6. PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans

We sponsor a number of defined benefit plans, the accrual of benefits under some of which has been frozen, covering eligible employees in the U.S. and certain other countries. Benefits payable to an employee are based primarily on years of service and the employee's compensation during the course of his or her employment with us.

We are also obligated to pay unfunded termination indemnity benefits to certain employees outside the U.S., which are subject to applicable agreements, laws and regulations. We have not incurred significant costs related to these benefits, and, therefore, no related costs have been included in the disclosures below.

Plan Assets

Assets in our international plans are invested in accordance with locally accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. Our target plan asset investment allocation for our international plans in the aggregate is approximately 26% in equity securities, 59% in fixed income securities and cash, and 15% in insurance contracts and other investments, subject to periodic fluctuations among these asset classes.

Fair Value Measurements

The valuation methodologies we use for assets measured at fair value are described below.

Cash is valued at nominal value. Cash equivalents and mutual funds are valued at fair value as determined by quoted market prices, based upon the net asset value ("NAV") of shares held at year-end. Fixed income treasury securities are valued at fair value as determined by quoted prices in active markets. Fixed income municipal and corporate bonds are valued at fair value based on quoted prices for similar instruments in active markets or other inputs that are observable or can be corroborated by observable market data. Pooled funds are structured as collective trusts, not publicly traded and valued by calculating NAV per unit based on the NAV of the underlying funds/trusts as a practical expedient for the fair value of the pooled funds. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior-year balance plus or minus investment returns and changes in cash flows.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy (as applicable), international plan assets at fair value:

(In millions)		Total		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
Fair Value Measurements Using								
2022								
Cash	$	6.4	$	6.4	$	—	$	—
Insurance contracts		37.1		—		—		37.1
Pooled funds – real estate investment trusts		8.3		—		—		8.3
Pooled funds – fixed income securities[1]		335.7						
Pooled funds – equity securities[1]		151.9						
Pooled funds – other investments[1]		45.9						
Total international plan assets at fair value	$	585.3						
2021								
Cash	$	10.1	$	10.1	$	—	$	—
Insurance contracts		37.9		—		—		37.9
Pooled funds – real estate investment trusts		11.0		—		—		11.0
Pooled funds – fixed income securities[1]		464.4						
Pooled funds – equity securities[1]		302.8						
Pooled funds – other investments[1]		48.4						
Total international plan assets at fair value	$	874.6						

[1] Pooled funds that are measured at fair value using the NAV per unit (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to total international plan assets.

The following table presents a reconciliation of Level 3 international plan asset activity during the year ended December 31, 2022:

(In millions)		Insurance Contracts		Pooled Funds – Real Estate Investment Trusts		Total
Level 3 Assets						
Balance at January 1, 2022	$	37.9	$	11.0	$	48.9
Net realized and unrealized gain (loss)		.7		(1.6)		(.9)
Purchases		3.2		—		3.2
Settlements		(3.2)		—		(3.2)
Impact of changes in foreign currency exchange rates		(1.5)		(1.1)		(2.6)
Balance at December 31, 2022	$	37.1	$	8.3	$	45.4

Plan Assumptions

Discount Rate

In consultation with our actuaries, we annually review and determine the discount rates used to value our pension and other postretirement obligations. The assumed discount rate for each pension plan reflects market rates for high quality corporate bonds currently available. Our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with bond portfolios to determine a rate that reflects the liability duration unique to our plans.

We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Under this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe that this approach provides a more precise measurement of service and interest cost by aligning the timing of a plan's liability cash flows to its corresponding rates on the yield curve.

Long-term Return on Assets

We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and our mix of active and passive investments. Additionally, we evaluate current market conditions, including interest rates, and review market data for reasonableness and appropriateness.

Measurement Date

We measure the actuarial value of our benefit obligations and plan assets using the calendar month-end closest to our fiscal year-end and adjust for any contributions or other significant events between the measurement date and our fiscal year-end.

Plan Balance Sheet Reconciliations

The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss for our defined benefit plans:

Plan Benefit Obligations

		Pension Benefits			
		2022		**2021**	
(In millions)		**U.S.**	**Int'l**	**U.S.**	**Int'l**
Change in projected benefit obligations					
Projected benefit obligations at beginning of year	$	66.8 $	882.4 $	77.3 $	953.9
Service cost		—	16.5	—	19.0
Interest cost		1.2	10.8	1.0	8.9
Participant contribution		—	4.6	—	4.7
Amendments		—	—	—	(.9)
Actuarial (gain) loss		(9.1)	(244.9)	(1.7)	(15.6)
Benefits paid		(7.1)	(21.3)	(9.8)	(23.3)
Settlements		—	(1.0)	—	(3.7)
Foreign currency translation		—	(60.2)	—	(60.6)
Projected benefit obligations at end of year	$	51.8 $	586.9 $	66.8 $	882.4
Accumulated benefit obligations at end of year	$	51.8 $	540.2 $	66.8 $	806.4

Plan Assets

| (In millions) | Pension Benefits | | | |
| | 2022 | | 2021 | |
	U.S.	Int'l	U.S.	Int'l
Change in plan assets				
Plan assets at beginning of year	$ —	$ 874.6	$ —	$ 897.2
Actual return on plan assets	—	(226.5)	—	37.3
Employer contributions	7.1	15.2	9.8	20.7
Participant contributions	—	4.6	—	4.7
Benefits paid	(7.1)	(21.3)	(9.8)	(23.3)
Settlements	—	(1.0)	—	(3.7)
Foreign currency translation	—	(60.3)	—	(58.3)
Plan assets at end of year	$ —	$ 585.3	$ —	$ 874.6

Funded Status

| (In millions) | Pension Benefits | | | |
| | 2022 | | 2021 | |
	U.S.	Int'l	U.S.	Int'l
Funded status of the plans				
Other assets	$ —	$ 70.0	$ —	$ 113.6
Other accrued liabilities	(6.2)	(.4)	(7.0)	(1.0)
Long-term retirement benefits and other liabilities[1]	(45.6)	(71.2)	(59.8)	(120.4)
Plan assets less than benefit obligations	$ (51.8)	$ (1.6)	$ (66.8)	$ (7.8)

[1] In accordance with our funding strategy, we have the option to fund certain of our U.S. liabilities with proceeds from our company-owned life insurance policies.

| | Pension Benefits | | | |
| | 2022 | | 2021 | |
	U.S.	Int'l	U.S.	Int'l
Weighted average assumptions used to determine year-end benefit obligations				
Discount rate	5.06 %	4.36 %	2.49 %	1.57 %
Compensation rate increase	—	2.75	—	2.33

For U.S. and international plans combined, the projected benefit obligations and fair values of plan assets for pension plans with projected benefit obligations in excess of plan assets were $165 million and $42 million, respectively, at year-end 2022 and $261 million and $73 million, respectively, at year-end 2021.

For U.S. and international plans combined, the accumulated benefit obligations and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $132 million and $23 million, respectively, at year-end 2022 and $228 million and $67 million, respectively, at year-end 2021.

Accumulated Other Comprehensive Loss

The following table shows the pre-tax amounts recognized in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets:

| | Pension Benefits | | | |
| | 2022 | | 2021 | |
(In millions)	U.S.	Int'l	U.S.	Int'l
Net actuarial loss	$ 9.1	$ 38.2	$ 15.6	$ 41.5
Prior service (credit) cost	—	(3.5)	—	(4.0)
Net amount recognized in accumulated other comprehensive loss	$ 9.1	$ 34.7	$ 15.6	$ 37.5

The following table shows the pre-tax amounts recognized in "Other comprehensive loss (income)":

| | Pension Benefits | | | | | |
| | 2022 | | 2021 | | 2020 | |
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
Net actuarial (gain) loss	$ (5.6)	$ (.8)	$ (.7)	$ (34.8)	$ 3.5	$ (13.5)
Prior service credit	—	—	—	(.9)	—	.4
Amortization of unrecognized:						
Net actuarial gain	(.8)	(2.5)	(.8)	(6.1)	(.6)	(5.2)
Prior service credit (cost)	—	.4	—	.4	—	.4
Settlements	(.1)	.1	(1.1)	(.5)	(.2)	(.3)
Net amount recognized in other comprehensive loss (income)	$ (6.5)	$ (2.8)	$ (2.6)	$ (41.9)	$ 2.7	$ (18.2)

Plan Income Statement Reconciliations

The following table shows the components of net periodic benefit cost, which are recorded in net income for our defined benefit plans:

| | Pension Benefits | | | | | |
| | 2022 | | 2021 | | 2020 | |
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
Service cost	$ —	$ 16.5	$ —	$ 19.0	$ —	$ 17.8
Interest cost	1.2	10.8	1.0	8.9	1.8	11.0
Actuarial (gain) loss	(3.5)	—	(1.1)	—	3.7	—
Expected return on plan assets	—	(21.9)	—	(19.8)	—	(18.5)
Amortization of actuarial loss	.8	2.5	.8	6.1	.6	5.2
Amortization of prior service (credit) cost	—	(.4)	—	(.4)	—	(.4)
Recognized loss (gain) on settlements[1]	.1	(.1)	1.1	.5	.2	.3
Net periodic benefit cost (credit)	$ (1.4)	$ 7.4	$ 1.8	$ 14.3	$ 6.3	$ 15.4

[1] In 2022, settlements in the U.S. related to a non-qualified plan; settlements in our international plans related to lump-sum payments in Belgium. In 2021, settlements in the U.S. related to a non-qualified plan; settlements in our international plans related to lump-sum payments in Belgium and Switzerland. In 2020, settlements in the U.S. related to a non-qualified plan; settlements in our international plans related to lump-sum payments in Belgium, France and for certain expatriate employees.

Service cost and components of net periodic benefit cost other than service cost were included in "Marketing, general and administrative expense" and "Other non-operating expense (income), net" in the Consolidated Statements of Income, respectively.

The following table shows the weighted average assumptions used to determine net periodic cost:

| | Pension Benefits | | | | | |
| | 2022 | | 2021 | | 2020 | |
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
Discount rate	2.19 %	1.57 %	2.20 %	1.26 %	2.89 %	1.66 %
Expected return on assets	—	3.00	—	2.61	—	2.79
Compensation rate increase	—	2.33	—	2.15	—	2.21

Plan Contributions

We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. The following table sets forth our expected contributions in 2023:

(In millions)	
U.S. pension plans	$ 6.3
International pension plans	12.8

Future Benefit Payments

The future benefit payments shown below reflect the expected service periods for eligible participants.

| | Pension Benefits | |
(In millions)	U.S.	Int'l
2023	$ 6.3	$ 22.2
2024	6.1	22.6
2025	5.9	23.9
2026	5.9	26.4
2027	5.3	27.0
2028-2032	20.2	142.7

Postretirement Health Benefits

We provide postretirement health benefits to certain of our retired U.S. employees up to the age of 65 under a cost-sharing arrangement and provide supplemental Medicare benefits to certain of our U.S. retirees over the age of 65. Our postretirement health benefit plan was closed to new participants retiring after December 31, 2021. Our policy is to fund the cost of these postretirement benefits from operating cash flows. While we do not intend to terminate these postretirement health benefits, we may do so at any time, subject to applicable laws and regulations. At year-end 2022, our postretirement health benefits obligation and related loss recorded in "Accumulated other comprehensive loss" were approximately $2 million and $11 million, respectively. At year-end 2021, our postretirement health benefits obligation and related loss recorded in "Accumulated other comprehensive loss" were approximately $2 million and $12 million, respectively. Net periodic benefit cost was not material in 2022, 2021 or 2020.

Defined Contribution Plans

We sponsor various defined contribution plans worldwide, the largest of which is the Avery Dennison Corporation Employee Savings Plan ("Savings Plan"), a 401(k) plan for our U.S. employees.

We recognized expense of $27.3 million, $24.6 million and $22.7 million in 2022, 2021 and 2020, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.

Other Retirement Plans

We have deferred compensation plans and programs that permit eligible employees to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earns specified and variable rates of return. As of year-end 2022 and 2021, we had accrued $87.3 million and $96.1 million, respectively, for our obligations under these plans. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.

Our Directors Deferred Equity Compensation Program allows our non-employee directors to elect to receive their cash compensation in deferred stock units ("DSUs") issued under our equity plan. Additionally, two legacy deferred compensation plans had DSUs that were issued under our then-active equity plans. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs on the applicable dividend payable date. DSUs are converted into shares of our common stock upon a director's separation from our Board. Approximately 0.1 million DSUs were outstanding for both year-end 2022 and 2021, with an aggregate value of $20 million and $24 million, respectively.

We hold company-owned life insurance policies, the proceeds from which are payable to us upon the death of covered participants. The cash surrender values of these policies, net of outstanding loans, which are included in "Other assets" in the Consolidated Balance Sheets, were $265.0 million and $272.2 million at year-end 2022 and 2021, respectively.

NOTE 7. COMMITMENTS AND LEASES

Supplemental cost information related to leases is shown below.

(In millions)	2022	2021	2020
Operating lease costs	$ 70.8 $	68.8 $	63.1

Lease costs related to finance leases were not material in 2022, 2021 or 2020.

Supplemental balance sheet information related to leases is shown below.

(In millions)	Balance Sheet Location		2022	2021
Assets				
Operating	Other assets	$	161.7 $	183.0
Finance[1]	Property, plant and equipment, net		27.5	28.9
Total leased assets		$	189.2 $	211.9
Liabilities				
Current:				
Operating	Other current liabilities	$	42.4 $	47.3
Finance	Short-term borrowings and current portion of long-term debt and finance leases		5.4	5.5
Non-current:				
Operating	Long-term retirement benefits and other liabilities		113.6	135.3
Finance	Long-term debt and finance leases		8.2	11.7
Total lease liabilities		$	169.6 $	199.8

[1] Finance lease assets are net of accumulated amortization of $12.4 million and $10.4 million as of December 31, 2022 and January 1, 2022, respectively.

Supplemental cash flow information related to leases is shown below.

(In millions)	2022	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$ 60.5 $	54.2 $	54.9
Operating lease assets obtained in exchange for operating lease liabilities	37.2	58.0	48.4

Cash flows related to finance leases were not material in 2022, 2021 or 2020.

Weighted average remaining lease term and discount rate information related to leases as of December 31, 2022 and January 1, 2022 is shown below.

	2022	2021
Weighted average remaining lease term (in years):		
Operating	5.9	6.5
Finance	2.7	3.3
Weighted average discount rate (percentage):		
Operating	3.2 %	3.0 %
Finance	2.8	2.9

Operating and finance lease liabilities by maturity date from December 31, 2022 are shown below.

(In millions)	Operating Leases		Finance Leases
2023	$ 45.8	$	5.8
2024	35.4		5.4
2025	27.8		2.1
2026	18.8		.7
2027	10.8		.2
2028 and thereafter	35.5		—
Total lease payments	174.1		14.2
Less: imputed interest	(18.1)		(.6)
Present value of lease liabilities	$ 156.0	$	13.6

As of December 31, 2022, we had no significant operating or finance leases that had not yet commenced.

NOTE 8. CONTINGENCIES

Legal Proceedings

We are involved in various lawsuits, claims, inquiries, and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should we incur liabilities that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities.

We are currently party to a litigation in which ADASA Inc. ("Adasa"), an unrelated third party, alleged that certain of our RFID products infringed on its patent. The case was filed on October 24, 2017 in the United States District Court in the District of Oregon (Eugene Division) and is captioned ADASA Inc. v. Avery Dennison Corporation. We recorded a contingent liability in the amount of $26.6 million related to this matter in the second quarter of 2021 based on a jury verdict issued on May 14, 2021.

During the fourth quarter of 2021, the first instance judgment associated with the jury verdict was issued. This resulted in additional potential liability for the RFID tags sold during the period from the jury verdict to the issuance of the first instance judgment and a royalty on additional late-disclosed tags, as well as sanctions, prejudgment interest, costs, and attorneys' fees. In addition, Adasa was awarded an ongoing royalty on in-scope tags sold after October 14, 2021. On October 22, 2021, we appealed the judgment to the United States Court of Appeals for the Federal Circuit ("CAFC"). We have largely completed our migration to alternative encoding methods for our RFID tags.

During the fourth quarter of 2022, the CAFC issued its opinion, reversing the grant of summary judgment of validity as to anticipation and obviousness, vacating the sanctions ruling, and remanding the case for retrial. The CAFC affirmed subject-matter eligibility and damages if liability is determined in the retrial. On remand, the trial court must reconsider the amount of sanctions consistent with the CAFC's instruction to limit sanctions to the late-disclosed tags. With continued evaluation of the matter and our defenses, as well as consultation with our outside counsel, we continue to believe that Adasa's patent is invalid and that the sanctions are unreasonable. In addition, we believe that there are appealable grounds in the CAFC's decision; as a result, we will seek U.S. Supreme Court review as the first of the potential next steps in the litigation process. As of December 31, 2022, we continue to evaluate our options and estimate a range of potential outcomes between approximately $5 million to $71 million. Based on our assessment, we concluded that the current reserve of $26.6 million is representative of the estimated liability taking into consideration the potential outcomes; as such, we did not record a change to the accrued liability.

Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve these matters could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses. If information were to become available that allowed us to reasonably estimate a range of potential expenses determined to be probable in an amount higher or lower than what we have accrued and determined such to be probable, we would adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries, and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters would be assessed as they arise; until then, a range of potential expenses for such resolution cannot be determined. Based upon current information, we believe that the impact of the resolution of these matters would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.

Environmental Expenditures

Environmental expenditures are generally expensed. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these matters could affect future results of operations should our exposure be materially different from our estimates or should we incur liabilities that were not previously accrued. Potential insurance reimbursements are not offset against potential liabilities. We review our estimates of the costs of complying with environmental laws related to remediation and cleanup of various sites, including sites in which governmental agencies have designated us as a potentially responsible party ("PRP"). However, environmental expenditures for newly acquired assets and those that extend or improve the economic useful life of existing assets are capitalized and amortized over the shorter of the estimated useful life of the acquired asset or the remaining life of the existing asset.

As of December 31, 2022, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a PRP at eleven waste disposal or waste recycling sites that are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination. No settlement of our liability related to any of these sites has been agreed upon. We are participating with other PRPs at these sites and anticipate that our share of remediation costs will be determined pursuant to agreements that we negotiate with the EPA or other governmental authorities.

These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, our future expenses to remediate these sites could be higher than the liabilities we have accrued; however, we are unable to reasonably estimate a range of potential expenses determined to be probable. If information were to become available that allowed us to reasonably estimate a range of potential expenses in an amount higher or lower than what we have accrued, we would adjust our environmental liabilities accordingly. In addition, we may be identified as a PRP at additional sites in the future. The range of expenses for remediation of any future-identified sites would be addressed as they arise; until then, a range of expenses for such remediation cannot be determined.

The activity related to our environmental liabilities in 2022 and 2021 was as follows:

(In millions)		2022	2021
Balance at beginning of year	$	21.9 $	21.1
Charges, net of reversals		4.4	2.9
Payments		(2.0)	(2.1)
Balance at end of year	$	24.3 $	21.9

Approximately $9 million and $2 million, respectively, of this balance was classified as short-term and included in "Other current liabilities" in the Consolidated Balance Sheets as of December 31, 2022 and January 1, 2022.

NOTE 9. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

Assets and liabilities carried at fair value, measured on a recurring basis, as of December 31, 2022, were as follows:

			Fair Value Measurements Using		
(In millions)		Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets					
Investments	$	31.3 $	22.6 $	8.7 $	—
Derivative assets		4.3	—	4.3	—
Bank drafts		3.2	3.2	—	—
Cross-currency swap		15.5	—	15.5	—
Liabilities					
Derivative liabilities	$	12.2 $	.3 $	11.9 $	—
Contingent consideration liabilities		6.0	—	—	6.0

Assets and liabilities carried at fair value, measured on a recurring basis, as of January 1, 2022 were as follows:

			Fair Value Measurements Using		
(In millions)		Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets					
Investments	$	33.9 $	27.1 $	6.8 $	—
Derivative assets		7.1	.6	6.5	—
Bank drafts		14.1	14.1	—	—
Liabilities					
Cross-currency swap	$	10.3 $	— $	10.3 $	—
Derivative liabilities		3.6	—	3.6	—
Contingent consideration liabilities		7.6	—	—	7.6

Investments included fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using NAV. As of December 31,

2022, investments of $0.7 million and $30.6 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. As of January 1, 2022, investments of $0.5 million and $33.4 million were included in "Cash and cash equivalents" and "Other current assets," respectively, in the Consolidated Balance Sheets. Derivatives that are exchange-traded are measured at fair value using quoted market prices and classified within Level 1 of the valuation hierarchy. Derivatives measured based on foreign exchange rate inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy. Bank drafts (maturities greater than three months) are valued at face value due to their short-term nature and were included in "Other current assets" in the Consolidated Balance Sheets.

Contingent consideration liabilities relate to estimated earn-out payments associated with certain acquisitions completed in 2022 and 2021, which are subject to the acquired companies achieving certain post-acquisition performance targets. These liabilities were recorded based on the expected payments and have been classified as Level 3. Activity related to contingent consideration in 2022 and 2021 were immaterial.

In addition to the investments described above, we hold venture investments that had a total carrying value of $70 million and $52 million as of December 31, 2022 and January 1, 2022, respectively, which was included in "Other assets" in the Consolidated Balance Sheets. We recognized net gains on our venture investments of $13.5 million, $23 million and $5.4 million in 2022, 2021 and 2020, respectively, in "Other expense (income), net" in the Consolidated Statements of Income.

NOTE 10. NET INCOME PER COMMON SHARE

Net income per common share was computed as follows:

(In millions, except per share amounts)		2022	2021	2020
(A) Net income	$	757.1 $	740.1 $	555.9
(B) Weighted average number of common shares outstanding		81.6	82.9	83.4
Dilutive shares (additional common shares issuable under stock-based awards)		.6	.9	.7
(C) Weighted average number of common shares outstanding, assuming dilution		82.2	83.8	84.1
Net income per common share (A) ÷ (B)	$	9.28 $	8.93 $	6.67
Net income per common share, assuming dilution (A) ÷ (C)	$	9.21 $	8.83 $	6.61

Certain stock-based compensation awards were excluded from the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation were not significant in 2022, 2021 or 2020.

NOTE 11. SUPPLEMENTAL EQUITY AND COMPREHENSIVE INCOME INFORMATION

Common Stock and Share Repurchase Program

Our Amended and Restated Certificate of Incorporation authorizes five million shares of $1 par value preferred stock (of which no shares are outstanding), with respect to which our Board may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2022, we repurchased approximately 2.2 million shares of our common stock at an aggregate cost of $379.5 million. In 2021, we repurchased approximately 0.9 million shares of our common stock at an aggregate cost of $180.9 million.

In April 2022 our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, excluding any fees, commissions or other expenses related to such purchases and in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased. Shares of our common stock in the aggregate amount of $730 million as of December 31, 2022 remained authorized for repurchase under this Board authorization.

Treasury Shares Reissuance

We fund a portion of our employee-related costs using shares of our common stock held in treasury. We reduce capital in excess of par value based on the grant date fair value of vesting awards and record net gains or losses associated with using treasury shares to retained earnings.

Accumulated Other Comprehensive Loss

The changes in "Accumulated other comprehensive loss" (net of tax) for 2022 and 2021 were as follows:

(In millions)		Foreign Currency Translation		Pension and Other Postretirement Benefits		Cash Flow Hedges		Total
Balance as of January 2, 2021	$	(248.1)	$	(92.7)	$	(8.8)	$	(349.6)
Other comprehensive income (loss) before reclassifications, net of tax		30.7		27.9		5.4		64.0
Reclassifications to net income, net of tax		—		4.4		(1.7)		2.7
Net current-period other comprehensive income (loss), net of tax		30.7		32.3		3.7		66.7
Balance as of January 1, 2022	$	(217.4)	$	(60.4)	$	(5.1)	$	(282.9)
Other comprehensive income (loss) before reclassifications, net of tax		(96.6)		6.3		4.9		(85.4)
Reclassifications to net income, net of tax		—		2.8		1.5		4.3
Net current-period other comprehensive income (loss), net of tax		(96.6)		9.1		6.4		(81.1)
Balance as of December 31, 2022	$	(314.0)	$	(51.3)	$	1.3	$	(364.0)

The following table sets forth the income tax (benefit) expense allocated to each component of other comprehensive income (loss):

(In millions)		2022		2021		2020
Foreign currency translation:						
Translation (loss) gain	$	(7.0)	$	(23.2)	$	27.5
Pension and other postretirement benefits:						
Net gain recognized from actuarial gain/loss and prior service cost/credit		.5		8.5		3.1
Reclassifications to net income		1.1		1.6		.9
Cash flow hedges:						
Gains (losses) recognized on cash flow hedges		1.6		1.7		(2.3)
Reclassifications to net income		.4		(.5)		—
Income tax (benefit) expense allocated to components of other comprehensive income (loss)	$	(3.4)	$	(11.9)	$	29.2

NOTE 12. LONG-TERM INCENTIVE COMPENSATION

Stock-Based Awards

Stock-Based Compensation

We grant our annual stock-based compensation awards to eligible employees in March and non-employee directors in May. Certain awards granted to retirement-eligible employees one year or more before their retirement date vest upon retirement; these awards are accounted for as fully vested one year from the date of grant.

Our 2017 Incentive Award Plan (the "Equity Plan"), a long-term incentive plan for employees and non-employee directors, allows us to grant stock-based compensation awards – including stock options, RSUs, PUs, MSUs and DSUs – or a combination of these and other awards. Under the Equity Plan, 5.4 million shares are available for issuance, and each full value award is counted as 1.5 shares for purposes of the number of shares authorized for issuance. Full value awards include RSUs, PUs and MSUs.

Stock-based compensation expense and the related recognized tax benefit were as follows:

(In millions)		2022	2021	2020
Stock-based compensation expense	$	47.4 $	37.2 $	24.0
Tax benefit		6.7	4.6	2.9

This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

As of December 31, 2022, we had approximately $61 million of unrecognized compensation expense related to unvested stock-based awards, which is expected to be recognized over the remaining weighted average requisite service period of approximately two years.

Stock Options

Stock options may be granted to employees and non-employee directors at no less than 100% of the fair market value of our common stock on the date of the grant and generally vest ratably over a four-year period. Options expire ten years from the date of grant.

No stock options were granted in fiscal years 2022, 2021 or 2020.

The following table summarizes information related to stock options:

	Number of options (in thousands)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2022	142.0 $	73.76	4.40 $	20.3
Exercised	(.9)	40.33		
Outstanding at December 31, 2022	141.1 $	73.96	3.42 $	15.1
Options vested and expected to vest at December 31, 2022	141.1	73.76	3.42	15.1
Options exercisable at December 31, 2022	141.1 $	73.96	3.42 $	15.1

The total intrinsic value of stock options exercised was $3.5 million in 2021 and $4 million in 2020. We received approximately $1 million in 2021 and $2 million in 2020 from the exercise of stock options. The tax benefit associated with these exercised options was $0.9 million in 2021 and $1 million in 2020. The stock option exercises in 2022 were immaterial. The intrinsic value of a stock option is based on the amount by which the market value of our stock exceeds the exercise price of the option.

Performance Units ("PUs")

PUs are performance-based awards granted to eligible employees under the Equity Plan. PUs are payable in shares of our common stock at the end of a three- or four-year cliff vesting period provided that the designated performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based on the probability of achieving the performance objectives established for the award. The actual number of shares issued generally ranges from 0% to 200% of the target shares at the time of grant; however certain special PU awards can be issued up to 300% of the target shares at time of grant. The weighted average grant date fair value for PUs was $163.97, $191.86 and $115.07 in 2022, 2021 and 2020, respectively.

The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)		Weighted average grant-date fair value
Unvested at January 1, 2022	322.1	$	127.33
Granted at target	159.7		163.97
Adjustment for above-target performance[1]	78.1		110.41
Vested	(182.7)		110.41
Forfeited/cancelled	(4.5)		152.27
Unvested at December 31, 2022	372.7	$	147.45

[1]   Reflects adjustments for the vesting of awards based on above-target performance for the 2019-2021 performance period.

The fair value of vested PUs was $20.2 million in 2022, $19.2 million in 2021 and $20.4 million in 2020.

Market-Leveraged Stock Units ("MSUs")

MSUs are performance-based awards granted to eligible employees under our equity plans. MSUs are payable in shares of our common stock over a four-year period provided that the designated performance objective is achieved as of the end of each vesting period. MSUs accrue dividend equivalents during the vesting period, which are earned and paid only at vesting provided that, at a minimum, threshold-level performance is achieved. The number of shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four tranches was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions, to estimate the probability of achieving the performance objective established for the award. The weighted average grant date fair value for MSUs was $141.80, $216.06 and $94.55 in 2022, 2021 and 2020, respectively.

The following table summarizes information related to awarded MSUs:

	Number of MSUs (in thousands)		Weighted average grant-date fair value
Unvested at January 1, 2022	195.2	$	143.16
Granted at target	100.5		141.80
Adjustments for above-target performance[1]	69.2		127.45
Vested	(153.0)		130.34
Forfeited/cancelled	(3.4)		149.91
Unvested at December 31, 2022	208.5	$	145.86

[1]   Reflects adjustments for the vesting of awards based on above-target performance for each of the tranches of awards vesting in 2022.

The fair value of vested MSUs was $19.9 million in 2022, $17.8 million in 2021 and $17.6 million in 2020.

Restricted Stock Units ("RSUs")

RSUs are service-based awards granted to eligible employees and non-employee directors under our equity plans. RSUs granted to employees generally vest ratably over a period of three or four years. RSUs granted to non-employee directors generally vest in one year. The vesting of RSUs is subject to continued service through the applicable vesting date. If that condition is not met, unvested RSUs are generally forfeited. The weighted average grant date fair value for RSUs was $168.34, $196.26 and $111.71 in 2022, 2021 and 2020, respectively.

The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)		Weighted average grant-date fair value
Unvested at January 1, 2022	36.1	$	139.82
Granted	44.6		168.34
Vested	(19.2)		146.32
Forfeited/cancelled	(1.7)		125.93
Unvested at December 31, 2022	59.8	$	159.23

The fair value of vested RSUs was $2.8 million, $2.7 million and $3.8 million in 2022, 2021 and 2020, respectively.

Cash-Based Awards

Long-Term Incentive Units ("LTI Units")

LTI Units are cash-based awards granted to employees under our long-term incentive unit plan. LTI Units are service-based awards that generally vest ratably over a four-year period. The settlement value equals the number of vested LTI Units multiplied by the average of the high and low market prices of our common stock on the vesting date. The compensation expense related to these awards is amortized on a straight-line basis and the fair value is remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end.

We also grant performance-based, cash-based awards in the form of performance and market-leveraged LTI Units to eligible employees. Performance LTI Units are payable in cash at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the performance period. Market-leveraged LTI Units are payable in cash and vest ratably over a period of four years. The number of performance and market-leveraged LTI Units earned at vesting is adjusted upward or downward based upon the probability of achieving the performance objectives established for the respective award and the actual number of units issued can range from 0% to 200% of the designated target units subject to vesting. Performance and market-leveraged LTI Units are remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end over their respective performance periods. The compensation expense related to performance LTI Units is amortized on a straight-line basis over their respective performance periods. The compensation expense related to market-leveraged LTI Units is amortized on a graded-vesting basis over their respective performance periods.

The compensation expense related to LTI Units was $11.5 million in 2022, $21.3 million in 2021 and $13.8 million in 2020. This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income. The total recognized tax benefit related to LTI Units was $2.7 million in 2022, $5.1 million in 2021 and $3.3 million in 2020.

NOTE 13. COST REDUCTION ACTIONS

Restructuring Charges

We have plans that provide eligible employees with severance benefits in the event of an involuntary termination. We calculate severance using the benefit formulas under the applicable plans. We record restructuring charges from qualifying cost reduction actions for severance and other exit costs (including asset impairment charges and lease and other contract cancellation costs) when they are probable and estimable.

2019/2020 Actions

During 2022, we recorded $7.3 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 830 positions and asset impairment charges at numerous locations across our company, reflecting actions in both our reportable segments. The actions in our Materials Group reportable segment were primarily associated with consolidations of its operations in North America and its graphics business in Europe, in part in response to COVID-19. The actions in our Solutions Group reportable segment were primarily related to global headcount and footprint reduction, with some actions accelerated and expanded in response to COVID-19. During 2021, we recorded $13.3 million in restructuring charges, net of reversals, related to our 2019/2020 actions. These charges consisted of severance and related costs for the reduction of approximately 360 positions, as well as asset impairment charges. Our activities related to our 2019/2020 actions began in the fourth quarter of fiscal year 2019 and continued through fiscal year 2022.

Accruals for severance and related costs and lease cancellation costs were included in "Other current liabilities" in the Consolidated Balance Sheets. Asset impairment charges were based on the estimated market value of the assets, less selling costs, if applicable. Restructuring charges were included in "Other expense (income), net" in the Consolidated Statements of Income.

During 2022, restructuring charges and payments were as follows:

(In millions)	Accrual at January 1, 2022	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 31, 2022
2019/2020 Actions						
Severance and related costs	$ 11.5	$ 7.2	$ (13.4)	$ —	$ (.2)	$ 5.1
Asset impairment charges	—	.1	—	(.1)	—	—
Total	$ 11.5	$ 7.3	$ (13.4)	$ (.1)	$ (.2)	$ 5.1

During 2021, restructuring charges and payments were as follows:

(In millions)	Accrual at January 2, 2021	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at January 1, 2022
2019/2020 Actions						
Severance and related costs	$ 28.3	$ 10.3	$ (26.2)	$ —	$ (.9)	$ 11.5
Asset impairment charges	—	2.4	—	(2.4)	—	—
Lease cancellation costs	—	.6	(.6)	—	—	—
2018/2019 Actions						
Lease cancellation costs	.3	—	(.3)	—	—	—
Total	$ 28.6	$ 13.3	$ (27.1)	$ (2.4)	$ (.9)	$ 11.5

The table below shows the total amount of restructuring charges incurred by reportable segment and Corporate.

(In millions)	2022	2021	2020
Restructuring charges by reportable segment and Corporate			
Materials Group	$ (1.0)	$ 5.0	$ 36.3
Solutions Group	7.9	7.6	18.7
Corporate	.8	1.0	.3
Total	$ 7.7	$ 13.6	$ 55.3

NOTE 14. TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)		2022	2021	2020
Current:				
U.S. federal tax	$	29.4 $	7.3 $	1.1
State taxes		8.8	5.3	1.9
International taxes		177.7	229.9	168.5
		215.9	242.5	171.5
Deferred:				
U.S. federal tax		5.8	(1.1)	5.0
State taxes		.9	(5.3)	1.6
International taxes		19.6	12.5	(.4)
		26.3	6.1	6.2
Provision for income taxes	$	242.2 $	248.6 $	177.7

The principal items accounting for the difference between taxes computed at U.S. federal statutory rate and taxes recorded were as follows:

(In millions)		2022	2021	2020
Tax provision computed at U.S. federal statutory rate[1]	$	209.9 $	208.5 $	154.8
Increase (decrease) in taxes resulting from:				
State taxes, net of federal tax benefit		11.8	4.5	6.9
Foreign earnings taxed at different rates[1]		55.3	75.4	51.4
GILTI high-tax exclusion election, net[2]		(11.9)	(22.8)	(12.5)
Valuation allowance		(5.0)	(4.8)	(3.3)
U.S. federal research and development tax credits		(6.5)	(6.2)	(6.2)
Tax contingencies and audit settlements		(4.3)	3.9	(5.5)
Other items, net		(7.1)	(9.9)	(7.9)
Provision for income taxes	$	242.2 $	248.6 $	177.7

[1] All years included certain U.S. international tax provisions and foreign earnings taxed in the U.S., net of credits.
[2] In 2022, we recognized $11.9 million of benefit related to a GILTI exclusion election made on our 2021 U.S. federal tax return. In 2021, we recognized $14.1 million and $8.7 million of benefit related to GILTI exclusion elections made on our amended 2018 and originally filed 2020 U.S. federal tax returns, respectively. In 2020, we recognized $12.5 million of benefit related to a GILTI exclusion election we planned to make on our amended 2019 U.S. federal tax return.

Income before taxes from our U.S. and international operations was as follows:

(In millions)		2022	2021	2020
U.S.	$	232.4 $	88.0 $	123.8
International		766.9	904.6	613.5
Income before taxes	$	999.3 $	992.6 $	737.3

Our effective tax rate was 24.2%, 25.0% and 24.1% for fiscal years 2022, 2021 and 2020, respectively.

Our 2022 provision for income taxes included (i) $18.8 million of net tax charge related to the tax on GILTI of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from foreign-derived intangible income ("FDII"); (ii) $17.3 million of return-to-provision benefit, including $11.9 million related to a GILTI exclusion election and a lower net tax charge from other international inclusion items upon completion of our 2021 U.S. federal tax return, (iii) $4.3 million of net tax benefit primarily from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years and the settlement of certain foreign tax audits; and (iv) a return-to-provision benefit from the interest portion of the Brazil indirect tax credit reclaimed in 2021 being adjudicated as non-taxable, pursuant to a Brazilian court decision.

In 2020, the U.S. Department of Treasury issued final regulations that provide certain U.S. taxpayers with an annual election to exclude foreign income subject to a high effective tax rate from their GILTI inclusions. We have not yet determined whether to make the election for tax year 2022. We continue to evaluate the impact of the election and currently anticipate that the benefit from making this election on our 2022 U.S. federal tax return may be significant.

Our 2021 provision for income taxes included (i) $28.5 million of net tax charge related to the tax on GILTI of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (ii) $14.1 million of return-to-provision benefit related to a GILTI exclusion election made on our amended 2018 U.S. federal tax return; and (iii) $11.3 million of return-to-provision benefit, including $8.7 million related to a GILTI exclusion election and a higher FDII deduction reflected on our 2020 U.S. federal tax return. Our 2021 provision for income taxes also included (i) net tax benefit primarily from the release of valuation allowance against certain deferred tax assets in the U.S. and foreign jurisdictions; (ii) net tax benefit primarily from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years; and (iii) net tax charges related to the tax effects of outcomes of certain legal proceedings.

Our 2020 provision for income taxes included (i) $22.1 million of net tax charge related to the tax on GILTI of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (ii) a $12.5 million of return-to-provision benefit related to a GILTI exclusion election we planned to make on our 2019 amended U.S. federal tax return; and (iii) net tax benefit primarily from decreases in certain tax reserves, including interest and penalties, as a result of closing tax years, partially offset by increases in reserves from changes in judgment and additional interest and penalty accruals.

Deferred Taxes

Deferred taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2022	2021
Accrued expenses not currently deductible	$ 32.3	$ 34.6
Net operating loss carryforwards	137.2	154.4
Tax credit carryforwards	9.7	34.6
Capitalized research expenses	38.6	23.7
Stock-based compensation	15.4	13.6
Pension and other postretirement benefits	31.5	38.8
Inventory reserve	15.6	14.7
Lease liabilities	33.2	42.5
Other assets	21.3	25.3
Valuation allowance	(59.4)	(70.1)
Total deferred tax assets[1]	275.4	312.1
Depreciation and amortization	(296.6)	(292.6)
Repatriation accrual	(12.0)	(16.2)
Foreign operating loss recapture	(3.2)	(3.4)
Lease assets	(33.8)	(43.8)
Total deferred tax liabilities[1]	(345.6)	(356.0)
Total net deferred tax assets (liabilities)	$ (70.2)	$ (43.9)

[1] Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities.

We assess the available positive and negative evidence to estimate if sufficient future taxable income is expected to be generated to use existing deferred tax assets. On the basis of our assessment, we record valuation allowances only with respect to the portion of the deferred tax asset that is not more-likely-than-not to be realized. Our assessment of the future realizability of our deferred tax assets relies heavily on our forecasted earnings in certain jurisdictions determined by the manner in which we operate our business and the relevant carryforward periods. Any changes to our operations may affect our assessment of deferred tax assets considered realizable if the positive evidence no longer outweighs the negative evidence.

Net operating loss carryforwards of foreign subsidiaries at December 31, 2022 and January 1, 2022 were $463 million and $508 million, respectively. Tax credit carryforwards of both domestic and foreign subsidiaries at December 31, 2022 and January 1, 2022 totaled $10 million and $35 million, respectively. If unused, foreign net operating losses and tax credit carryforwards will expire as follows:

(In millions)		Net Operating Losses[1]	Tax Credits
Year of Expiry			
2023	$	4.5 $	.3
2024		2.6	.2
2025		2.9	.2
2026		7.2	.3
2027		4.1	.8
2028-2040		13.7	5.9
Indefinite life/no expiry		427.7	2.0
Total	$	462.7 $	9.7

[1] Net operating losses are presented before tax effects and valuation allowance.

Certain indefinite-lived foreign net operating losses may require decades to be fully utilized under our current business model.

At December 31, 2022, we had net operating loss carryforwards in certain states of $425 million before tax effects. Based on our estimates of future state taxable income, it is more-likely-than-not that the majority of these carryforwards will not be realized before they expire. Accordingly, a valuation allowance has been recorded on $380 million of these carryforwards.

As of December 31, 2022, our provision for income taxes did not materially benefit from applicable tax holidays in foreign jurisdictions.

Unrecognized Tax Benefits

As of December 31, 2022, our unrecognized tax benefits totaled $70 million, $65 million of which, if recognized, would reduce our annual effective income tax rate. As of January 1, 2022, our unrecognized tax benefits totaled $74 million, $68 million of which, if recognized, would reduce our annual effective income tax rate.

Where applicable, we accrue potential interest and penalties related to unrecognized tax benefits in income tax expense. The interest and penalties we recognized during fiscal years 2022, 2021 and 2020 were not material, individually or in aggregate, to the Consolidated Statements of Income. We have accrued balances of $16 million and $19 million for interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at December 31, 2022 and January 1, 2022, respectively.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is set forth below.

(In millions)		2022	2021
Balance at beginning of year	$	74.0 $	72.0
Additions for tax positions of current year		6.6	9.1
Additions (reductions) for tax positions of prior years, net		(2.2)	1.2
Settlements with tax authorities		(1.1)	(1.1)
Expirations of statutes of limitations		(4.8)	(5.2)
Changes due to translation of foreign currencies		(3.0)	(2.0)
Balance at end of year	$	69.5 $	74.0

It is reasonably possible that, during the next 12 months, we may realize a decrease in our uncertain tax positions, including interest and penalties, of approximately $6 million, primarily as a result of closing tax years.

The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts, and circumstances existing at the time. We believe we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our tax provision for income taxes and the related liabilities. To date, we and our U.S. subsidiaries have completed the IRS' Compliance Assurance Process through 2018. With limited exceptions, we are no longer subject to income tax examinations by tax authorities for years prior to 2010.

NOTE 15. SEGMENT AND DISAGGREGATED REVENUE INFORMATION

Segment Reporting

We have the following reportable segments:

- Materials Group – manufactures and sells pressure-sensitive label materials, films for graphic and reflective products, performance tapes and other adhesive products for industrial, medical and other applications, as well as fastener solutions.

- Solutions Group – designs, manufactures and sells a wide variety of branding and information solutions, including brand and price tickets, tags and labels (including RFID inlays), and related services, supplies and equipment.

Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated sales. We evaluate our performance based on income from operations before interest expense and taxes. Corporate expense is excluded from the computation of income from operations for the segments.

We do not disclose total assets by reportable segment since we neither generate nor review that information internally. As our reporting structure is neither organized nor reviewed internally by country, results by individual country are not provided.

Disaggregated Revenue Information

Disaggregated revenue information is shown below in the manner that best reflects how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Revenue from our Materials Group reportable segment is attributed to geographic areas based on the location from which products are shipped. Revenue from our Solutions Group reportable segment is shown by product group.

(In millions)		2022	2021	2020
Net sales to unaffiliated customers				
Materials Group[1]:				
U.S.	$	1,892.1 $	1,736.4 $	1,504.5
Europe		2,396.2	2,261.1	1,952.8
Asia		1,390.3	1,471.1	1,245.3
Latin America		470.1	408.6	350.9
Other international		346.4	329.3	287.1
Total Materials Group		6,495.1	6,206.5	5,340.6
Solutions Group:				
Apparel		1,851.2	1,839.1	1,432.3
Identification Solutions and Vestcom		693.0	362.7	198.6
Total Solutions Group		2,544.2	2,201.8	1,630.9
Net sales to unaffiliated customers	$	9,039.3 $	8,408.3 $	6,971.5

[1] Previously reported segment results have been recast to reflect our new operating structure.

Revenue from our Materials Group reportable segment by product group is shown below.

(In millions)		2022		2021		2020
Net sales to unaffiliated customers						
Materials Group:						
Labels, graphics and reflectives	$	5,725.7	$	5,430.4	$	4,715.1
Tapes and adhesives		696.3		703.4		565.9
Other		73.1		72.7		59.6
Total Materials Group	$	6,495.1	$	6,206.5	$	5,340.6

Our total company revenue by geographic area is shown below. Revenue is attributed to geographic areas based on the location from which products are shipped.

(In millions)		2022		2021		2020
Net sales to unaffiliated customers						
U.S.	$	2,565.9	$	2,065.2	$	1,683.6
Europe		2,683.6		2,541.4		2,164.7
Asia		2,817.2		2,914.5		2,378.5
Latin America		605.7		537.6		440.3
Other international		366.9		349.6		304.4
Net sales to unaffiliated customers	$	9,039.3	$	8,408.3	$	6,971.5

Net sales to unaffiliated customers in Asia included sales in China (including Hong Kong) of $1.50 billion in 2022, $1.68 billion in 2021 and $1.31 billion in 2020.

No single customer represented 10% or more of our net sales in year-end 2022, 2021 or 2020. During 2022, 2021 and 2020, our ten largest customers by net sales in the aggregate represented approximately 16%, 16% and 17% of our net sales, respectively.

Additional Segment Information

Additional financial information by reportable segment and Corporate is shown below.

(In millions)		2022	2021	2020
Intersegment sales				
Materials Group[1]	$	137.1 $	105.8 $	81.9
Solutions Group		37.4	37.3	27.5
Intersegment sales	$	174.5 $	143.1 $	109.4
Income before taxes				
Materials Group[1]	$	859.3 $	883.3 $	747.0
Solutions Group		302.3	257.2	144.7
Corporate expense		(87.6)	(81.8)	(82.5)
Interest expense		(84.1)	(70.2)	(70.0)
Other non-operating expense (income), net		9.4	4.1	(1.9)
Income before taxes	$	999.3 $	992.6 $	737.3
Capital expenditures[2][3]				
Materials Group[1]	$	153.5 $	170.3 $	104.6
Solutions Group		144.0	96.3	101.6
Capital expenditures	$	297.5 $	266.6 $	206.2
Depreciation and amortization expense[2]				
Materials Group[1]	$	135.8 $	141.9 $	133.7
Solutions Group		154.9	102.2	71.6
Depreciation and amortization expense	$	290.7 $	244.1 $	205.3
Other expense (income), net by reportable segment				
Materials Group[1]	$	(13.4)$	(25.7)$	30.6
Solutions Group		7.8	36.6	22.7
Corporate		5.0	(5.3)	.3
Other expense (income), net	$	(.6)$	5.6 $	53.6

[1]   Previously reported segment results have been recast to reflect our new operating structure.
[2]   Corporate capital expenditures and depreciation and amortization expense are allocated to the reportable segments based on their percentage of consolidated net sales.
[3]   Capital expenditures for property, plant and equipment included accruals.

Other expense (income), net by type were as follows:

(In millions)		2022	2021	2020
Other expense (income), net by type				
Restructuring charges:				
Severance and related costs	$	7.6 $	10.5 $	49.1
Asset impairment charges and lease cancellation costs		.1	3.1	6.2
Other items:				
Transaction and related costs		.3	20.9	4.2
Outcomes of legal proceedings, net[1]		6.3	(.4)	—
Gain on venture investments, net		(13.5)	(23.0)	(5.4)
(Gain) loss on sales of assets, net		(1.4)	.2	(.5)
Gain on sale of product line		—	(5.7)	—
Other expense (income), net	$	(.6)$	5.6 $	53.6

[1] Amount for 2021 included an indirect tax credit based on a Brazilian Federal Supreme Court ruling in the amount of $29.1 million, partially offset by a contingent liability related to a patent infringement lawsuit in the amount of $26.6 million. Refer to Note 8, "Contingencies" for more information regarding the patent infringement lawsuit.

Property, plant and equipment, net, in our U.S. and international operations were as follows:

(In millions)		2022	2021	2020
Property, plant and equipment, net				
U.S.	$	589.0 $	524.0 $	403.1
International		951.2	953.7	940.6
Property, plant and equipment, net	$	1,540.2 $	1,477.7 $	1,343.7

Property, plant and equipment, net, located in China (including Hong Kong) was approximately $259 million in 2022, $290 million in 2021 and $297 million in 2020.

NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION

Inventories

Inventories at year-end were as follows:

(In millions)		2022	2021
Raw materials	$	457.6 $	393.6
Work-in-progress		255.1	233.1
Finished goods		297.2	280.5
Inventories	$	1,009.9 $	907.2

Property, Plant and Equipment, Net

Major classes of property, plant and equipment, stated at cost, at year-end were as follows:

(In millions)		2022	2021
Land	$	29.3 $	28.6
Buildings and improvements		781.0	777.6
Machinery and equipment		2,667.8	2,582.2
Construction-in-progress		269.6	237.8
Property, plant and equipment		3,747.7	3,626.2
Accumulated depreciation		(2,207.5)	(2,148.5)
Property, plant and equipment, net	$	1,540.2 $	1,477.7

Software

Capitalized software costs at year-end were as follows:

(In millions)		2022	2021
Cost	$	390.6 $	403.9
Accumulated amortization		(282.3)	(280.6)
Software, net	$	108.3 $	123.3

Software amortization expense was $29.5 million in 2022, $30.1 million in 2021 and $29.0 million in 2020.

Allowance for Credit Losses

Given the short-term nature of trade receivables, our allowance for credit losses is based on the financial condition of customers, the aging of receivable balances, our historical collections experience, and current and expected future macroeconomic and market conditions, including as a result of COVID-19. Balances are written off in the period in which they are determined to be uncollectible.

The activity related to our allowance for credit losses was as follows:

(In millions)		2022	2021
Balance at beginning of year	$	33.0 $	44.6
Provision for (reversal of) credit losses		6.9	(4.7)
Amounts written off		(4.3)	(7.7)
Other, including foreign currency translation		(1.2)	.8
Balance at end of year	$	34.4 $	33.0

The provision for credit losses was $20.3 million in 2020 and reflected impacts on customers as a result of COVID-19.

Research and Development

Research and development expense, which is included in "Marketing, general and administrative expense" in the Consolidated Statements of Income, was as follows:

(In millions)		2022	2021	2020
Research and development expense	$	136.1 $	136.6 $	112.8

Supplemental Cash Flow Information

Cash paid for interest and income taxes was as follows:

(In millions)		2022	2021	2020
Interest	$	80.9 $	62.8 $	69.6
Income taxes, net of refunds		204.8	253.4	203.4

Foreign Currency Effects

Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, were not material in 2022, 2021 or 2020.

Deferred Revenue

Deferred revenue primarily relates to constrained variable consideration on supply agreements for sales of products, as well as to payments received in advance of performance under a contract. Deferred revenue is recognized as revenue as or when we perform under a contract.

The following table shows the amounts and balance sheet locations of deferred revenue as of December 31, 2022 and January 1, 2022:

(In millions)		December 31, 2022		January 1, 2022
Other current liabilities	$	22.2	$	24.7
Long-term retirement benefits and other liabilities		2.1		1.9
Total deferred revenue	$	24.3	$	26.6

Revenue recognized from amounts included in deferred revenue as of January 1, 2022 was $23.5 million in 2022. Revenue recognized from amounts included in deferred revenue as of January 2, 2021 was $18.4 million in 2021. Revenue recognized from amounts included in deferred revenue as of December 28, 2019 was $12.0 million in 2020. This revenue was included in "Net sales" in the Consolidated Statements of Income.

Item 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

Item 9A.   **CONTROLS AND PROCEDURES**

Disclosure Controls and Procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer as appropriate, to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the Report of Independent Registered Public Accounting Firm contained in Item 8 of this Report.

Changes in Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   **OTHER INFORMATION**

None.

Item 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors and corporate governance required by this Item is incorporated herein by reference from the definitive proxy statement for our Annual Meeting of Stockholders to be held on April 27, 2023 (our "2023 Proxy Statement"), which will be filed with the SEC pursuant to Regulation 14A within 120 days of the end of the fiscal year covered by this report. The information concerning executive officers required by this Item appears, in part, as referenced below. If applicable, information concerning any late filings under Section 16(a) of the Exchange Act is incorporated by reference from our 2023 Proxy Statement.

The information required by this Item concerning our Audit and Finance Committee is incorporated by reference from our 2023 Proxy Statement.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS[1]

Name and Position	Age	Executive Officer Since	Former Positions within Past Five Years/ Officer Positions with Avery Dennison	
Mitchell R. Butier Chairman and Chief Executive Officer	51	March 2007	2019-2022	Chairman, President and Chief Executive Officer
			2016-2019	President and Chief Executive Officer
			2015-2016	President and Chief Operating Officer
			2014-2015	President, Chief Operating Officer and Chief Financial Officer
			2010-2014	Senior Vice President and Chief Financial Officer
			2007-2010	Vice President, Global Finance and Chief Accounting Officer
Deon Stander President and Chief Operating Officer	54	August 2016	2015-2022	Vice President and General Manager, RBIS
			2013-2015	Vice President and General Manager, Global Commercial and Innovation, RBIS
			2010-2012	Vice President and General Manager, Global Commercial, RBIS
Gregory S. Lovins Senior Vice President and Chief Financial Officer	50	March 2017	2017	Vice President and Interim Chief Financial Officer
			2016-2017	Vice President and Treasurer
			2011-2016	Vice President, Global Finance, Materials Group
Deena Baker-Nel Senior Vice President and Chief Human Resources Officer	52	September 2020	2020-2022	Vice President and Chief Human Resources Officer
			2018-2020	Vice President, Human Resources, LGM
			2015-2018	Vice President, Human Resources, RBIS
Lori J. Bondar Vice President, Controller, Treasurer and Chief Accounting Officer	62	June 2010	2010-2020	Vice President, Controller and Chief Accounting Officer
			2008-2010	Vice President and Controller
Nicholas Colisto Senior Vice President and Chief Information Officer	56	September 2020	2018-2022	Vice President and Chief Information Officer
			2012-2018	Senior Vice President and Chief Information Officer, Xylem Inc.
Ignacio Walker Senior Vice President and Chief Legal Officer	46	September 2020	2020-2022	Vice President and Chief Legal Officer
			2020	Vice President and Assistant General Counsel, Americas
			2018-2019	Vice President and Assistant General Counsel
			2013-2017	Vice President and Assistant General Counsel, RBIS

---

[1]   Executive officers are generally elected on the date of our annual stockholder meeting to serve a one-year term and until their successors are duly elected and qualified.

Item 11. **EXECUTIVE COMPENSATION**

The information required by this Item is incorporated by reference from our 2023 Proxy Statement.

Item 12. **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this Item is incorporated by reference from our 2023 Proxy Statement.

Item 13. **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this Item is incorporated by reference from our 2023 Proxy Statement.

Item 14. **PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by this Item is incorporated by reference from our 2023 Proxy Statement.

PART IV

Item 15. **EXHIBIT AND FINANCIAL STATEMENT SCHEDULES**

    (a) Financial Statements, Financial Statement Schedule and Exhibits

        (1) Financial statements filed as part of this report are listed on the accompanying Index to Financial Statements.

        (2) All financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

        (3) Exhibits filed as a part of this report are listed on the accompanying Exhibit Index. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K is identified as such on the Exhibit Index.

    (b) The exhibits required to be filed by Item 601 of Regulation S-K are set forth on the accompanying Exhibit Index.


AVERY DENNISON CORPORATION

EXHIBIT INDEX

For the Year Ended December 31, 2022


Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing(1)
2.1	Agreement and Plan of Merger, dated as of July 27, 2021, by and among Registrant, CB Velocity Holdings, LLC, Lobo Merger Sub, LLC and Charlesbank Equity Fund VIII, Limited Partnership, as unitholder representative	2.1	Current Report on Form 8-K, filed July 30, 2021
3.1(i)	Amended and Restated Certificate of Incorporation, as filed on April 28, 2011 with the Office of Delaware Secretary of State	3.1	Current Report on Form 8-K, filed April 29, 2011
3.1(ii)	Amended and Restated Bylaws, effective as of February 24, 2022	3.1(ii)	Current Report on Form 8-K, filed February 23, 2022
4.1	Indenture, dated as of March 15, 1991, between Registrant and Security Pacific National Bank, as Trustee (the "1991 Indenture")	4.1	Registration Statement on Form S-3 (File No. 33-39491), filed March 19, 1991
4.2	First Supplemental Indenture, dated as of March 16, 1993, between Registrant and BankAmerica National Trust Company, as successor Trustee (the "Supplemental Indenture")	4.4	Registration Statement on Form S-3 (File No. 33-59642), filed March 17, 1993
4.3	Officers' Certificate establishing a series of Securities entitled "Medium-Term Notes, Series C" under the 1991 Indenture, as amended by the Supplemental Indenture	4.1	Current Report on Form 8-K, filed May 12, 1995
4.4	Indenture, dated as of July 3, 2001, between Registrant and Chase Manhattan Bank and Trust Company, National Association, as trustee (the "2001 Indenture")	4.1	Registration Statement on Form S-3 (File No. 333-64558), filed July 3, 2001

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
4.5	Officers' Certificate establishing Securities entitled "6.000% Notes due 2033" under the 2001 Indenture	4.2	Current Report on Form 8-K, filed January 16, 2003
4.6	6.000% Notes Due 2033	4.4	Current Report on Form 8-K, filed January 16, 2003
4.7	Indenture, dated as of November 20, 2007, between Registrant and Bank of New York	4.2	Current Report on Form 8-K, filed November 20, 2007
4.8	Third Supplemental Indenture, dated as of April 8, 2013, between Registrant and Bank of NY	4.2	Current Report on Form 8-K, filed April 8, 2013
4.9	Form of 3.35% Senior Notes due 2023	4.2	Current Report on Form 8-K, filed April 8, 2013
4.10	Fourth Supplemental Indenture, dated as of March 3, 2017, between Registrant and The Bank of New York Mellon Trust Company, N.A. ("BNY Mellon") as Trustee (including Form of 1.250% Senior Notes due 2025 on Exhibit A thereto)	4.2	Current Report on Form 8-K, filed March 3, 2017
4.11	Fifth Supplemental Indenture, dated as of December 6, 2018, between Registrant and BNY Mellon, as Trustee (including Form of 4.875% Senior Notes due 2028 on Exhibit A thereto)	4.2	Current Report on Form 8-K, filed December 6, 2018
4.12	Sixth Supplemental Indenture, dated as of March 11, 2020, between Registrant and BNY Mellon, as Trustee (including Form of 2.650% Senior Notes due 2030 on Exhibit A thereto)	4.2	Current Report on Form 8-K, filed March 11, 2020
4.13	Seventh Supplemental Indenture, dated as of August 18, 2021, between Registrant and BNY Mellon, as Trustee (including Form of 0.850% Senior Notes due 2024 on Exhibit A thereto)	4.2	Current Report on Form 8-K filed on August 18, 2021
4.14	Eighth Supplemental Indenture, dated as of August 18, 2021, between Registrant and BNY Mellon, as Trustee (including Form of 2.250% Senior Notes due 2032 on Exhibit A thereto)	4.3	Current Report on Form 8-K filed on August 18, 2021
4.15	Description of Securities	4.15	2020 Annual Report on Form 10-K, filed February 25, 2021
10.1	Amendment No. 2 to Credit Agreement, dated as of January 24, 2023, by and among Avery Dennison Corporation, a Delaware corporation, as the borrower, Bank of America, N.A., as the administrative agent, and the other lenders party thereto.	10.1	Current Report on Form 8-K, filed January 30, 2023

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
10.2*	Amended and Restated Supplemental Executive Retirement Plan ("SERP")	10.11.1	Quarterly Report on Form 10-Q, filed August 12, 2009
10.3*	Complete Restatement and Amendment of Executive Variable Deferred Compensation Plan ("EVDCP")	10.16	1994 Annual Report on Form 10-K, filed March 30, 1995
10.4*	Amendment No. 1 to EVDCP	10.16.1	1999 Annual Report on Form 10-K, filed March 30, 2000
10.5*	Amended and Restated 2005 Directors Variable Deferred Compensation Plan	10.18.2	Quarterly Report on Form 10-Q, filed May 10, 2011
10.6*	Amended and Restated Stock Option and Incentive Plan ("Equity Plan")	A	2012 Proxy Statement on Schedule 14A, filed March 9, 2012
10.7*	First Amendment to Equity Plan	10.20	2014 Annual Report on Form 10-K, filed February 25, 2015
10.8*	2017 Incentive Award Plan ("2017 Plan")	B	2017 Proxy Statement on Schedule 14A, filed March 10, 2017
10.9*	Amended and Restated Annual Incentive Plan	10.1	Quarterly Report on Form 10-Q, filed May 1, 2020
10.10*	Complete Restatement and Amendment of Executive Deferred Retirement Plan ("EDRP")	10.28	1994 Annual Report on Form 10-K, filed March 30, 1995
10.11*	Amendment No. 1 to EDRP	10.28.1	1999 Annual Report on Form 10-K, filed March 30, 2000
10.12*	Amendment No. 2 to EDRP	10.28.2	2001 Annual Report on Form 10-K, filed March 4, 2002
10.13*	2005 Executive Variable Deferred Retirement Plan, amended and restated	10.1	Quarterly Report on Form 10-Q, filed May 7, 2013
10.14*	Amended and Restated Key Executive Change of Control Severance Plan	10.4	Quarterly Report on Form 10-Q, filed May 1, 2020
10.15*	Amended and Restated Executive Severance Plan	10.3	Quarterly Report on Form 10-Q, filed May 1, 2020
10.16*	Form of Executive Severance Agreement	10.19	2020 Annual Report on Form 10-K, filed February 25, 2021
10.17*	Amended and Restated Long-Term Incentive Unit Plan ("LTI Unit Plan")	10.2	Quarterly Report on Form 10-Q, filed May 1, 2020
10.18*	Form of Restricted Stock Unit Agreement under Equity Plan	10.38	2013 Annual Report on Form 10-K, filed February 26, 2014

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing(1)
10.19*	Form of Performance Unit Agreement under Equity Plan	10.39	2013 Annual Report on Form 10-K, filed February 26, 2014
10.20*	Form of Market-Leveraged Stock Unit Agreement under Equity Plan	10.40	2013 Annual Report on Form 10-K, filed February 26, 2014
10.21*	Form of Long-Term Incentive Unit Agreement under LTI Unit Plan	10.41	2013 Annual Report on Form 10-K, filed February 26, 2014
10.22*	Form of Director Restricted Stock Unit Agreement under 2017 Plan	10.2	Quarterly Report on Form 10-Q, filed August 1, 2017
10.23*	Form of Employee Market-Leveraged Stock Unit Agreement under 2017 Plan	10.3	Quarterly Report on Form 10-Q, filed August 1, 2017
10.24*	Form of Employee Performance Unit Agreement under 2017 Plan	10.4	Quarterly Report on Form 10-Q, filed August 1, 2017
10.25*	Form of Employee Restricted Stock Unit Agreement under 2017 Plan	10.5	Quarterly Report on Form 10-Q, filed August 1, 2017
10.26*	Form of Employee Non-Qualified Stock Option Agreement under 2017 Plan	10.6	Quarterly Report on Form 10-Q, filed August 1, 2017
10.27*	Offer Letter to Mitchell Butier	10.2	Quarterly Report on Form 10-Q, filed May 3, 2016
10.28*	Offer Letter to Gregory Lovins	10.1	Quarterly Report on Form 10-Q, filed August 1, 2017
10.29*	Offer Letter to Deena Baker-Nel	10.1	Quarterly Report on Form 10-Q, filed May 3, 2022
10.30*	Offer Letter to Ignacio Walker	10.2	Quarterly Report on Form 10-Q, filed May 3, 2022
10.31*	Offer Letter to Deon Stander	10.3	Quarterly Report on Form 10-Q, filed May 3, 2022
21†	List of Subsidiaries	N/A	N/A
23†	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	N/A	N/A
24†	Power of Attorney (see Signatures – Power of Attorney)	N/A	N/A
31.1†	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	N/A	N/A
31.2†	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	N/A	N/A
32.1††	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	N/A	N/A

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
32.2††	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	N/A	N/A
101.INS†††	Inline XBRL Instance Filing – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	N/A	N/A
101.SCH†††	Inline XBRL Extension Schema Filing	N/A	N/A
101.CAL†††	Inline XBRL Extension Calculation Linkbase Filing	N/A	N/A
101.DEF†††	Inline XBRL Extension Definition Linkbase Filing	N/A	N/A
101.LAB†††	Inline XBRL Extension Label Linkbase Filing	N/A	N/A
101.PRE†††	Inline XBRL Extension Presentation Linkbase Filing	N/A	N/A
104†††	Inline XBRL for the cover page of this Annual Report on Form 10-K, included as part of the Exhibit 101 inline XBRL document set		

[1]   Unless otherwise noted, the File Number for all filings is File No. 1-7685.

*   Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b) of Form 10-K.

†   Filed herewith.

††   This certification is being furnished solely to accompany this report pursuant to 18 U.S.C. 1350, and is not being filed for purposes of Section 18 of the Exchange Act and is not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

†††   Furnished herewith. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, are deemed not filed for purposes of Section 18 of the Exchange Act and otherwise are not subject to liability under those sections.

Item 16.   **FORM 10-K SUMMARY**

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVERY DENNISON CORPORATION

By: /s/ Gregory S. Lovins

Gregory S. Lovins
Senior Vice President and Chief Financial Officer

Dated: February 22, 2023

POWER OF ATTORNEY

Each person whose signature appears below does hereby constitute and appoint Gregory S. Lovins and Ignacio J. Walker, and each of them, with full power of substitution, his or her true and lawful attorney-in-fact to act for him or her in any and all capacities, to sign this Annual Report on Form 10-K and any or all amendments or supplements thereto, and to file each of the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he or she could do in person, hereby ratifying and confirming all that said attorneys-in-fact or substitutes, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the dates indicated.

Signature	Title	Date
/s/ Mitchell R. Butier Mitchell R. Butier	Chairman and Chief Executive Officer	February 22, 2023
/s/ Gregory S. Lovins Gregory S. Lovins	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 22, 2023
/s/ Lori J. Bondar Lori J. Bondar	Vice President, Controller, Treasurer and Chief Accounting Officer (Principal Accounting Officer)	February 22, 2023
/s/ Bradley A. Alford Bradley A. Alford	Director	February 22, 2023
/s/ Anthony K. Anderson Anthony K. Anderson	Director	February 22, 2023
/s/ Ken C. Hicks Ken C. Hicks	Director	February 22, 2023
/s/ Andres A. Lopez Andres A. Lopez	Director	February 22, 2023
/s/ Patrick T. Siewert Patrick T. Siewert	Director	February 22, 2023
/s/ Julia A. Stewart Julia A. Stewart	Director	February 22, 2023
/s/ Martha N. Sullivan Martha N. Sullivan	Director	February 22, 2023
/s/ William R. Wagner William R. Wagner	Director	February 22, 2023

Section III

2023
Notice and
Proxy Statement



[THIS PAGE INTENTIONALLY LEFT BLANK]



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

RECORD DATE   February 27, 2023

MEETING DATE   April 27, 2023

MEETING TIME   1:30 p.m. Pacific Time

MEETING FORMAT   Virtual at www.virtualshareholdermeeting.com/AVY2023

MEETING AGENDA

1 Elect the 10 directors nominated by our Board to serve for a one-year term

2 Approve, on an advisory basis, our executive compensation

3 Determine, on an advisory basis, the frequency (whether every one, two or three years) with which we will hold advisory votes to approve executive compensation

4 Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2023

5 Conduct any other business properly brought before the meeting or any adjournment or postponement thereof

Our Board recommends that you vote FOR each of our 10 director nominees in Item 1, FOR Items 2 and 4, and FOR one year in Item 3.

Stockholders of record as of February 27, 2023 are entitled to notice of, and to vote in connection with, the meeting and any adjournment or postponement thereof. This notice and our proxy materials are being mailed or made available to stockholders on or about March 15, 2023.

We want your shares to be represented and voted. We encourage you to vote promptly as this will save us the time and expense of additional proxy solicitation. As shown on the right, you can vote online, by telephone, by mail or, in certain circumstances, during the meeting.

On behalf of our Board of Directors, management and team members worldwide, thank you for your investment in our company. We look forward to engaging with you during the virtual Annual Meeting.

Vikas

Vikas Arora
Vice President, Associate General Counsel and
Corporate Secretary

March 9, 2023



Online

You can vote online at www.proxyvote.com by 11:59 p.m. Eastern Time on April 26, 2023. You will need the 16-digit control number on your Notice of Internet Availability or proxy card.



By Telephone

In the U.S. and Canada, you can vote by calling 1.800.690.6903 by 11:59 p.m. Eastern Time on April 26, 2023. You will need the 16-digit control number on your Notice of Internet Availability or proxy card.



By Mail

You can vote by mail by completing, dating and signing your proxy card and returning it in the postage-paid envelope or otherwise to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.



During Meeting

Unless your shares are held through our Employee Savings Plan, registered holders can vote during the Annual Meeting. Beneficial holders must contact their broker or other nominee to be able to vote during the meeting.

TABLE OF CONTENTS

PROXY SUMMARY

This proxy summary includes key messages related to this proxy statement and does not contain all the information you should consider before voting. **We strongly encourage you to read the entire proxy statement before voting.**

INFORMATION REGARDING ANNUAL MEETING

Distribution of Proxy Materials

We will mail our Notice of Internet Availability of Proxy Materials, which includes instructions on how to access these materials online, on or about March 15, 2023. If you previously elected to receive a paper copy of our proxy materials, on or about the same date, we will mail you our 2022 integrated report, which includes a letter to stockholders from our Chairman/Chief Executive Officer (CEO) and President/Chief Operating Officer (COO); our 2022 annual report; our notice and proxy statement for the 2023 Annual Meeting of Stockholders (the "Annual Meeting"); highlights of our strategies, businesses, financial performance and continued progress as it relates to environmental, social and governance (ESG) matters; and a proxy card.

Time, Date and Format of Annual Meeting

The Annual Meeting will take place at 1:30 p.m. Pacific Time on April 27, 2023. To allow more stockholders to attend without the time and expense of doing so in person, the meeting will be held virtually, with attendance via the internet. To attend the virtual Annual Meeting, you will need to log in to www.virtualshareholdermeeting.com/AVY2023 using the 16-digit control number on your Notice of Internet Availability of Proxy Materials or proxy card.

Online access to the live audio webcast of the Annual Meeting will open at 1:15 p.m. Pacific Time to allow time for you to log in and test your device's audio system. We encourage you to access the meeting in advance of its designated start time as we plan to begin the meeting promptly. For additional instructions on how to attend the virtual Annual Meeting, please refer to the *Voting and Meeting Q&A* section of this proxy statement.

Items Being Voted on During Annual Meeting

You are being asked to vote on the items of business shown below during the Annual Meeting. Our Board of Directors (our "Board") recommends that you vote FOR each of our 10 director nominees, FOR Items 2 and 4, and FOR one year in Item 3.

Item	Board Recommendation	Vote Required	Discretionary Broker Voting	Page Reference
1 Election of directors	✓ **FOR each nominee**	Majority of votes cast	No	39
2 Advisory vote to approve executive compensation	✓ **FOR**	Majority of shares represented and entitled to vote	No	50
3 Determination, on an advisory basis, of the frequency (whether every one, two or three years) with which we will hold advisory votes to approve executive compensation	✓ **FOR 1 year**	Plurality of shares represented and entitled to vote	No	51
4 Ratification of appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm for FY 2023	✓ **FOR**	Majority of shares represented and entitled to vote	Yes	92

Voting Prior to or During Annual Meeting

You may vote your shares by submitting a proxy in advance of the Annual Meeting or, in certain circumstances, voting during the meeting. You may not vote during the meeting if your shares are held through our Employee Savings Plan. Beneficial holders may only vote during the meeting if they properly request and receive a legal proxy in their name from the broker, bank or other nominee that holds their shares. **Whether or not you plan to attend the virtual Annual Meeting, we urge you to vote and submit your proxy promptly by following the instructions on your Notice of Internet Availability of Proxy Materials or proxy card.**

Asking Questions During Annual Meeting

We have designed the virtual Annual Meeting to ensure that you have the same rights and opportunities to participate as you would at an in-person meeting, with an easy-to-use online platform that allows you to attend, vote and ask questions. After the business portion of the Annual Meeting concludes and the meeting is adjourned, our Chairman/CEO will lead a Q&A session during which we intend to answer all questions submitted during the meeting that are pertinent to our company and the items being brought before stockholder vote. Answers to questions not addressed during the meeting, if any, will be posted promptly after the meeting on the investors section of our website. For information on how to submit questions during the Annual Meeting, please refer to the *Voting and Meeting Q&A* section of this proxy statement.

OUR COMPANY

We are a global materials science and digital identification solutions company that provides branding and information labeling solutions, including pressure-sensitive materials, radio-frequency identification (RFID) inlays and tags, and a variety of converted products and solutions. We design and manufacture a wide range of labeling and functional materials that enhance branded packaging, carry or display information that connects the physical and the digital, and improve customers' product performance. We serve an array of industries worldwide, including home and personal care, apparel, e-commerce, logistics, food and grocery, pharmaceuticals and automotive. We employ ~36K employees in more than 50 countries.

During 2022, our company was composed of the following reportable segments: Label and Graphic Materials (LGM), Retail Branding and Information Solutions (RBIS) and Industrial and Healthcare Materials (IHM).

As reflected in our Annual Report on Form 10-K for the fiscal year ending December 31, 2022 (our "2022 Annual Report"), we reorganized our company in the fourth quarter of 2022. **We are now composed of two reportable segments: Materials Group, which comprises what was formerly LGM and IHM and reflects our efforts in recent years to leverage their combined operational capabilities and technologies to enhance our ability to win in their respective marketplaces, and Solutions Group, a name change to the former RBIS to better reflect the reach and ambitions of our solutions beyond retail.**

STRATEGY OVERVIEW

We are committed to ensuring the long-term success of all our stakeholders – our customers, investors, employees and communities. **In 2022, we focused on managing pandemic-driven challenges in China, the Russian war in Ukraine and supply chain disruptions to deliver for our customers; minimizing the impact of significant inflation and sizable currency movements for our investors by implementing pricing and productivity measures and preparing to take additional actions in a recessionary environment; engaging and increasing the diversity, equity and inclusion (DEI) of our workforce; and continuing to support the communities where our team members live and work.**

Over the past five years, we have managed through volatility while evolving our aspirations, with a focus on:

- Driving outsized growth in high-value product categories to accelerate growth, increase product and solution differentiation, and upgrade our portfolio mix
- Growing profitability in our base business to protect and increase our advantageous cost/scale position and drive the profitable growth of our portfolio
- Focusing relentlessly on productivity to enhance competitiveness in our base businesses and enable greater investment in high-value product categories, particularly our Intelligent Labels platform
- Allocating capital effectively to ensure stockholder returns above our cost of capital and expand economic value added (EVA)
- Leading in an environmentally and socially responsible manner to be a force for good in the world, increase the engagement and DEI of our teams, and advance the sustainability of our company

A key aspect of our vision is to leverage our fast-growing Intelligent Labels platform to lead at the intersection of the physical and digital worlds. We plan to realize this vision through segmentation and industry leadership, market-driven innovation, and advancement of digitization and related solutions. These evolved areas of focus reflect key megatrends that present both risks and opportunities for our company as we seek to operate more sustainability by using fewer resources to satisfy demand and become a leader in the emerging digital world in which we believe every item will have a digital identity.

Our strategies prioritize using our market insights, driving long-term innovation and enhancing the digital capability of our teams, while continuing to execute well in our core businesses that have been key to our success. Our strategic pillars and 2022 achievements are shown below.

STRATEGIC PILLARS

1

Drive outsized growth in high-value categories

- We aim to increase, both organically and through acquisitions, the proportion of our portfolio in high-value products and solutions that serve markets that are growing faster than GDP, represent large pools of potential profit and leverage our core capabilities. These products and solutions include our Intelligent Labels that use RFID tags and inlays, specialty and durable label materials, graphics and reflective solutions, industrial tapes, external embellishments, and shelf-edge pricing, productivity and consumer engagement solutions.
- In 2022, **we achieved organic sales growth in high-value product categories that outpaced that of our base businesses**, with strong growth in external embellishments, specialty labels and Intelligent Labels, and expanded our position in high-value product categories by acquiring two companies and making venture investments in two other companies to advance our capabilities. Over the past five years, **we have more than tripled the size of our Intelligent Labels platform, reaching net sales of $0.8 billion in 2022**.

2

Grow profitably in our base businesses

- We strive to grow profitability in our base businesses by carefully balancing volume, price and mix; reducing complexity; and tailoring our go-to-market strategies
- In 2022, we continued our product reengineering efforts to drive productivity and mitigate the impact of rising input costs

3

Focus relentlessly on productivity

- We employ product reengineering and enterprise lean sigma to expand our margins, enhance our competitiveness (particularly in our base businesses) and provide a funding source for reinvestment to decrease our costs as a percentage of sales
- In 2022 **we delivered ~$26 million in pre-tax savings from restructuring actions, net of transition costs**

4

Effectively allocate capital

- We balance our investments in organic growth, productivity, and acquisitions and venture investments, while continuing to return cash to stockholders through dividends and share repurchases and ensure that we maintain ample capacity to invest
- In 2022, leveraging our strong balance sheet, **we invested $298.5 million in fixed and information technology (IT) capital expenditures to support future growth; completed two acquisitions and made two venture investments for a total of $39.5 million; increased our quarterly dividend rate by ~10%; and repurchased $379.5 million in shares of our common stock**

5

Lead in an environmentally and socially responsible manner

- We aim to deliver innovations that advance the circular economy, reduce the environmental impact of our operations and supply chain, and offer value-creation opportunities. We also seek to make a positive social impact by building a more diverse workforce and inclusive and equitable culture, maintaining operations that promote health and safety, and supporting our communities.
- In 2022, **we made further progress toward our 2025 sustainability goals and activated plans and began measuring our progress toward our more ambitious 2030 sustainability goals**; reduced the environmental impact of our operations and invested in our strategic innovation platforms focused on digital solutions, material circularity and waste reduction/elimination; drove sustainable change in DEI; and leveraged the $10 million we contributed to the Avery Dennison Foundation (ADF) in 2020 to provide meaningful support for our communities

> With these strategies in mind, our near-term business priorities are to further accelerate the adoption of Intelligent Labels, with strong execution in new programs; deliver our financial objectives even in a recessionary environment; advance our sustainable innovation initiatives; and accelerate our digital journey.

PERFORMANCE HIGHLIGHTS

Strong 2022 Performance

In 2022, we delivered impressive results in the face of an extraordinarily challenging environment, reflecting our consistent ability to deliver year-over-year earnings growth despite the concurrent and compounding challenges. Demand volatility increased during the year, which led to customer inventory stocking in the first three quarters and subsequent destocking in the fourth quarter. Our performance reflects our rigorous scenario planning, which allows us to quickly implement actions to address a wide range of financial situations.

Our fiscal year 2022 performance reflects the consistent execution of our strategies, as well as the strength of our markets, our industry-leading positions, the strategic foundations we have laid and our talented team. Our key financial results for the year are shown below.

- **Reported net sales of $9.0 billion**, up 7.5% from $8.4 billion in 2021

- Excluding the impact of currency, sales grew by 13.1%, driven by higher prices and the impact of acquisitions

- **Reported earnings per share (EPS) increased 4.3% from $8.83 in 2021 to $9.21 in 2022**

- Adjusted EPS increased 2.7% from $8.91 to $9.15; adjusted EPS for the year was below the low end of the $9.35 to $9.75 annual guidance range we provided to investors in February 2022, primarily reflecting significant currency movements during the year

- With **reported net cash provided by operating activities of $961.0 million**, delivered free cash flow of $667.3 million, which was the second highest level in our history but lower than both the record free cash flow of $797.7 million we achieved in 2021 and our 2022 plan of $700+ million, reflecting the impact of supply chain disruptions on inventory

- On **reported net income of $757.1 million**, achieved return on total capital (ROTC) of 17.4%





Sales change excluding the impact of currency (sales change ex. currency), organic sales change, adjusted EPS, free cash flow and ROTC – as well as adjusted EBITDA and adjusted EBITDA margin, which are used later in this proxy statement – are supplemental non-GAAP financial measures that we provide to assist investors in assessing our performance, operating trends and liquidity. These measures are defined, qualified and reconciled from generally accepted accounting principles in the United States of America (GAAP) in the last section of this proxy statement. These non-GAAP financial measures are not a substitute for or superior to the comparable financial measures under GAAP.

On Track to Deliver 2025 Financial Targets

In March 2021, we announced financial targets through 2025. As shown below, based on our results for the first two years of this five-year period, we are on track to deliver these commitments to our investors.

In 2021-2022, on a two-year compound annual basis (with 2020 as the base period), GAAP reported net sales, operating income, net income and EPS increased by 13.9%, 15.2%, 16.7% and 18.0%, respectively. GAAP reported operating margin in 2022 was 11.9%.

	2021-2025 Targets	2021-2022 Results[1]
Sales Growth Ex. Currency[2]	5%+	15.8%
Adjusted EBITDA Growth[2][3]	6.5%	13%
Adjusted EBITDA Margin	16%+ in 2025	15.1% in 2022
Adjusted EPS Growth[2]	10%	13.5%
ROTC	18%+	17.4% in 2022

ON TRACK TO ACHIEVE 2025 FINANCIAL TARGETS

(1) Results for non-GAAP measures are reconciled from GAAP in the last section of this proxy statement.
(2) Percentages for targets reflect five-year compound annual growth rates, with 2020 as the base period. Percentages for results reflect two-year compound annual growth rates, with 2020 as the base period.
(3) Although adjusted EBITDA growth was not one of our original financial targets, it was implied by our sales growth ex. currency and adjusted EBITDA margin targets.

Effective Capital Allocation

We have invested in our businesses to support organic growth and acquired companies that expand our capabilities in high-value product categories, increase our pace of innovation and advance our sustainability initiatives. Our fixed and IT capital spending in 2022 was ~10% higher than in 2021, primarily reflecting our continued investment in high-value categories, particularly our fast-growing Intelligent Labels platform. During the year, we acquired TexTrace AG ("TexTrace"), a Switzerland-based technology developer specializing in custom-made woven and knitted RFID products that can be sewn onto or inserted into garments, as well as Rietveld Serigrafie B.V. and Rietveld Screenprinting Serigrafi Baski Matbaa Tekstil Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi (collectively, "Rietveld"), a Netherlands-based provider of external embellishment solutions and application and printing methods for performance brands and team sports in Europe. We also made two venture investments in companies developing technological solutions that we believe have the potential to advance our strategies.

In 2022, we paid $238.9 million in dividends of $2.93 per share and repurchased 2.2 million shares of our common stock. **We raised our quarterly dividend rate by ~10% in April 2022.**

As shown below, **over the last five years, we have deployed nearly $2 billion to acquisitions and venture investments and over $2 billion to dividends and share repurchases**.



Acquisitions*
($M)
$3.8
$6.5
$350.4
$1,477.6
$39.5
2018
2019
2020
2021
2022

Dividends
($M)
$175.0
$189.7
$196.8
$220.6
$238.9
2018
2019
2020
2021
2022

Share Repurchases
($M)
$392.9
$237.7
$104.3
$180.9
$379.5
2018
2019
2020
2021
2022

* Includes venture investments

Total Stockholder Return (TSR) Outperformance

Our TSR in 2022 was negative, reflecting the broad financial market downturn and consistent with the TSR of both the S&P 500 and the median of the S&P 500 Industrials and Materials subsets, two comparator groups we use to assess our relative performance. We believe that our longer-term TSR is a more meaningful measure than our one-year TSR, which can be significantly impacted by short-term market volatility that may be unrelated to our performance. Both our three- and five-year TSR outperformed these two comparator groups. We are a member of the Materials subset, and also share many characteristics with members of the Industrials subset; investors have indicated that they also look at both subsets in evaluating our performance relative to that of our peers.



5-Year Cumulative TSR

— AVY — S&P 500 — S&P 500 Indus. & Mats. (median)

1-, 3- and 5-Year TSR

	AVY	S&P 500	S&P Indus. & Mats.*
2018	(20)%	(4)%	(15)%
2019	49%	32%	34%
2020	21%	18%	17%
2021	41%	29%	24%
2022	**(15)%**	**(18)%**	**(11)%**
3-Year TSR	**45%**	**25%**	**32%**
5-Year TSR	**72%**	**57%**	**64%**

* Based on median of companies in both subsets as of December 31, 2022

ESG ADVANCEMENT

We have been consistently focused on advancing our ESG profile, establishing our priorities, setting ambitious goals and making consistent progress toward their achievement. **Our sustained progress reflects the leadership of our management team and the extensive engagement and oversight of our Board, as well as the commitment and passion of our team members worldwide.**

ESG Governance

We believe that strong ESG data governance ensures consistency and accuracy of information we use to provide transparency to our stakeholders. We achieve strong governance using the multilayered approach shown on the following page.

ESG GOVERNANCE STRUCTURE


Board of Directors
Board Oversight
Governance Committee
Talent and Compensation Committee
Quarterly Governance and Performance Monitoring
Company Leadership Team
ESG Accountability and Functional Support
Global Environmental Sustainability Lead
Global DEI/ Community Lead
Strategy, Priority and Policy Development
Sustainability Council
ESG Program Management Office
Global and Regional DEI Councils
Management of Sustainability Progress; Business Team Execution
Business and Functional Sustainability Teams
Enterprise Material Data Owners
Business and Functional DEI Teams

ESG Data and Reporting

Our ESG data is indexed to the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) frameworks to facilitate comparability with other companies. In 2022, we partnered with a third-party expert to assess our current disclosures against the recommendations of the Financial Stability Board's Task Force on Climate-Related Financial Disclosures (TCFD) regarding the information that companies should disclose to allow their stakeholders to assess and price their climate-related risks. We are establishing our plan to enable timely TCFD compliance.

We have also reported to Carbon Disclosure Project (CDP) Climate, Water and Forests since 2010, 2015 and 2016, respectively. We continue to expand the volume of ESG information we disclose, which has resulted in our scores from ESG rating agencies, including CDP, continuing to improve.

Our ESG Program Management Office assesses our reporting in accordance with the external frameworks; engages with ESG rating agencies; manages our data collection and reporting processes; creates assurance guidance and controls; and approves reports, data and information prior to their publication. In addition, we engage an **independent third party to validate our energy and GHG emissions data** with our Internal Audit team performing **walkthroughs of key metrics** and providing advisory engagement. After aligning with our Board's Audit and Finance Committee (the "Audit Committee") to ensure Board oversight, we formalized our processes for **data owner sign-off, ESG Disclosure Committee review and senior management approval**.

Our March 2023 ESG Download, published concurrently with this proxy statement on our ESG website at esg.averydennison.com, reflects our focus on these matters. It includes ~140 metrics covering our policies, goals, strategies, risks, outcomes and certifications. Information on our website is not and should not be considered part of, nor is it incorporated by reference into, this proxy statement.

ESG Progress

Sustainability is one of our core values and has long been integral to our way of doing business. **To create value for all our stakeholders, we are advancing our strategic innovation platforms on digital solutions, material circularity and waste reduction/elimination, building a more diverse workforce and inclusive and equitable culture, maintaining operations that promote health and safety, and supporting our communities.** Integrating sustainability into our business strategies has helped us deliver continued progress by engaging employees at all levels.

In the first seven years of the 10-year horizon for our 2025 sustainability goals, we have made substantial progress, as shown in the scorecard below. You can find additional information on our ESG progress in our 2022 integrated sustainability and annual report being furnished to the Securities and Exchange Commission (SEC) prior to the distribution of this proxy statement, as well as in our March 2023 ESG Download.

2022 SCORECARD OF PROGRESS TOWARD 2025 SUSTAINABILITY GOALS

Focus Area	Goal(s)	Baseline Year	Highlights of Progress
Greenhouse Gas Emissions	Achieve at least 3% absolute reduction year-over-year and at least 26% overall reduction by 2025	2015	Reduced absolute GHG emissions by ~6% in 12 months through Q3 2022 compared to same period in prior year; reduced GHG emissions by ~54% compared to baseline year
Paper	Source 100% certified paper, of which at least 70% is Forest Stewardship Council®-certified	2015	Of total volume of paper procured in 2022, ~94% was certified, with ~81% of face stock Forest Stewardship Council®-certified
Films	Ensure that 70% of films we buy conform to, or enable end products to conform to, our environmental and social guiding principles	N/A	~97% of 2022 film volume conformed to Materials Group's restricted substance list (RSL)
Chemicals	Ensure that 70% of chemicals we buy conform to, or enable end products to conform to, our environmental and social guiding principles	N/A	~96% of 2022 chemical volume conformed to Materials Group's RSL
Products and Solutions	Through innovation, deliver above-average growth in sales from sustainability-driven products and services Ensure that 70% of our products and solutions conform to, or enable end products to conform to, our environmental and social guiding principles	2015	~63% of Materials Group (LGM only) and ~62% of Solutions Group (Apparel Solutions only) sales in 2022 came from sustainability-driven products that are responsibly sourced, enable recyclability, contain recycled content or use less material
Waste	Be 95% landfill-free, with at least 75% of our waste reused, repurposed or recycled Eliminate 70% of the matrix and liner waste from our value chain	2015	Diverted ~93% of solid waste from landfills and recycled ~64% of waste as of Q3 2022, our most recently available data
People	Continue to cultivate diverse (40%+ female at level of manager and above), engaged, safe (recordable incident rate (RIR) of <0.25), productive and healthy workforce Maintain world-class safety and employee engagement scores	2015	Increased female representation at level of manager and above by ~4% from baseline year, reaching ~36% at YE 2022 Continued world-class safety record, with RIR of 0.23 in 2022, substantially better than manufacturing industry average of 3.3 in 2021 (most recently available data) Employee engagement of 84.5% in 2022
Transparency	Commit to goals publicly and be transparent in reporting progress	N/A	Continued enhanced transparency with more frequent and comprehensive ESG disclosures, including on our ESG website and in our integrated annual financial and sustainability reports, proxy statements and ESG Downloads

After completing our biannual materiality assessment in 2020 to prioritize the most relevant environmental and social sustainability challenges then facing our company and our stakeholders, we established new goals and targets related to environmental and social sustainability that we are aiming to achieve by 2030. Within these goals, we have specific targets. Our progress against these targets is shown below.

2022 SCORECARD OF PROGRESS TOWARD 2030 SUSTAINABILITY GOALS

Goals	Targets	Baseline Year	Highlights of Progress
Deliver innovations that advance the circular economy	Satisfy the recycling, composting or reuse requirements of all single-use consumer packaging and apparel with our products and solutions		
	Solutions Group: 100% within core product categories (printed fabric labels, woven labels, paper, interior heat-transfer labels, packaging and RFID) will meet our third-party verified Sustainable ADvantage Standard	N/A	~69% (based only on Apparel business)
	Materials Group: 100% of standard label products will contain recycled or renewable content; all of our regions will have labels that enable circularity of plastics	N/A	~60% (based on volume)
Reduce the environmental impact in our operations and supply chain	Reduce our scope 1 and 2 GHG emissions by 70% from our 2015 baseline. Work with our supply chain to reduce our 2018 baseline scope 3 GHG emissions by 30%, with an ambition of net zero by 2050	N/A	Scope 1 and 2: ~54%; as of Q3 2022 Scope 3: Tracking in development
	Source 100% of paper fiber from certified sources focused on a deforestation-free future	2015	~94% certified
	Divert 95% of our waste away from landfills, with a minimum of 80% of our waste recycled and the remainder either reused, composted or sent to energy recovery	2015	~89% landfill-free* ~64% recycled
	Deliver a 15% increase in water efficiency at our sites that are located in high or extremely high risk countries as identified in the World Resources Institute Aqueduct Tool	N/A	~12%
Make a positive social impact by enhancing the livelihood of our people and communities	Foster an engaged team and an inclusive workplace. • Inclusion Index: 85% • Employee Engagement: 82% • Females in manager level or above positions: 40% • Safety: 0.2 RIR	2015	~85% (N/A in 2015) 84.5% (from 80%) ~36% (from 32%) 0.23 RIR (from 0.31)
	Support the participation of employees in Avery Dennison Foundation grants and foster the well-being of the communities in which we and our supply chain operate.	N/A	~68% of countries in which we operate received a grant

* In 2022, we began to measure our waste diverted from landfill both (i) including direct incineration and (ii) excluding direct incineration to better align our tracking with our 2025 and 2030 goals, respectively. Prior to 2022, we only reported waste including direct incineration.

PEOPLE AND CULTURE

Our team's collective employee experience is driven by our culture, technology and work environment, whether physical or digital. To enhance this experience, **we have improved our professional-level onboarding and expanded digital access for our manufacturing and remote employees; enabled the continuous growth of our employee resource groups (ERGs); enhanced our flexible work arrangements; enhanced and expanded our annual pay equity review process; provided targeted talent development programming; and matured our enterprise leader development program.**

We have continued our practice of evaluating pay equity, making adjustments where appropriate. Our pay equity review considers total base and bonus compensation. In 2022, we reviewed pay equity with respect to gender for all non-manufacturing employees globally, as well as manufacturing employees in the U.S., and with respect to race/ethnicity for all U.S. employees. We also enhanced pay transparency to reflect evolving laws and regulations.

Diversity is one of our core values, reflecting our commitment to ensuring an inclusive and equitable environment for people of all backgrounds and orientations and our belief that we gain strength from diverse ideas and teams. We hold ourselves accountable for our DEI progress, with quantitative targets for employee engagement, inclusion and global gender diversity in our 2030 sustainability goals. Over the past several years, we have made consistent progress in our DEI journey, as shown below. **Our 2022 EEO-1 statistics**, which reflect the voluntary self-identification by our U.S. employees, **can be found in our March 2023 ESG Download.**

HIGHLIGHTS OF DEI JOURNEY

2015

- Established goal of 40%+ female at manager level and above
- Employees established first ERG (Northeast Ohio Chinese)

2016-2020

- Added Diversity as one of our company values
- Established Regional DEI Councils
- Launched and expanded gender pay equity review and began evaluating U.S. racial/ethnic pay equity, in each case making adjustments where appropriate
- Began requiring gender diverse hiring slate goals globally
- Launched unconscious bias training for managers globally
- Added inclusion index to employee engagement survey
- Expanded flexible work arrangements
- Began significantly increasing DEI transparency
- Initiated Women.Empowered development program
- Joined CEO Action for Diversity & Inclusion
- Employees established several new ERGs, including for women and Black/African American, LGBTQ+ and Latinx employees

2021

- Formalized DEI strategy with four global pillars and supporting regional focus areas
- Established DEI infrastructure with global leader and dedicated regional resources
- Further enhanced pay equity review by engaging third-party expert to analyze U.S. racial/ethnic data
- Began annually publishing EEO-1 data
- Reached milestone of 20+ ERGs
- Implemented more equitable benefits for LGBTQ+ employees and their families

2022

- Made additional progress in female manager+ representation; now on track to achieve 2030 goal of 40% by 2026
- Maintained rate of female departures in manager+ positions despite competitive talent market
- Grew ERG membership globally by 30%+
- Improved global female employee engagement score
- Launched AD Advocate, pairing select executives to sponsor and mentor top diverse talent
- Held listening sessions with manufacturing and female employees to better understand their views

STOCKHOLDER ENGAGEMENT

In addition to our ongoing investor relations program through which our CEO, President/COO, Chief Financial Officer (CFO), business leaders and Investor Relations team engage with our investors throughout the year, for the last 10 years, we have semiannually engaged with stockholders to discuss and solicit their feedback on our strategies, executive compensation and ESG matters.

Our Board and management believe that ongoing stockholder engagement fosters a deeper understanding of our investors' evolving expectations on ESG matters and helps us ensure we continue to reflect best practices. **The objectives of our stockholder engagement program are to discuss our company strategies, Board, executive compensation and ESG progress; strengthen our relationships with our top investors; address any concerns raised in prior engagements; and ensure we meet evolving investor expectations.**

2022 Engagement Results

In 2022, we contacted our top 30 investors in the spring and the fall. Board members, in particular our Lead Independent Director, and management were made available to answer questions and address concerns. **We engaged with every stockholder who accepted our invitation to meet, and our Lead Independent Director led the majority of our off-season engagements.**

The results of our 2022 stockholder engagement, based on percentage of shares outstanding, are shown below.

2022 ENGAGEMENT RESULTS



Outreach	Responses	Conversations
~62%	~39%	~37%

2022 Engagement Feedback

We discussed the results and feedback from our 2022 engagement with the Talent and Compensation Committee (the "Compensation Committee") and the Governance Committee of our Board, and also shared highlights with the full Board to supplement the reports from those Committee Chairs.

Governance Feedback

Our 2022 engagements provided feedback on the governance matters described below.

- **Board composition**, including the appropriateness of the balance of skills, qualifications and demographic backgrounds on our Board given our company's evolving strategies, including our aim to lead at the intersection of the physical and digital worlds and continually advance our sustainability initiatives

- **Board refreshment and diversity**, including our search for new directors to enhance our tenure distribution and the diversity of skills and demographic backgrounds on our Board

- **Board leadership structure**, including our rationale for our currently combined Chairman/CEO with a robust Lead Independent Director role

- Our **shareholder rights** profile as it compares to the governance expectations of our investors

Environmental Sustainability Feedback

Investors uniformly commended our ESG transparency with the disclosures contained in our integrated annual and sustainability reports, proxy statements and ESG Downloads and on our ESG website at esg.averydennison.com. Environmental sustainability was the primary area of focus for the investors with which we engaged in the fall of 2022. During our conversations, we primarily discussed the matters described below and on the following page.

- The **strong linkage between environmental sustainability and our company strategies, as well as the ways in which it provides competitive advantage and creates value-creation opportunities**, including how we are advancing our Sustainable ADvantage portfolio of solutions that enable recyclability, reduce waste and/or extend product life

- The **activation of our new 2030 sustainability goals**, including our collaboration with CDP to engage our supply chain to begin tracking our scope 3 GHG emissions reduction target
- **Climate change and our initial roadmap to achieve net zero GHG emissions by 2050**, focusing on the challenges we are facing, including managing supply chain constraints and ensuring energy resiliency, as well as our actions to deliver innovative solutions that enable circularity
- Our engagement with customers, suppliers, regulators and peer companies on **reducing the manufacture and use of single-use plastics**
- Our **water-related efforts with the paper supply chain**

Executive Compensation Feedback

The stockholders with whom we spoke in 2022 expressed support for our executive compensation program, noting that the program aligns with our strategies. In 2021, the consideration of ESG matters in our executive compensation program had been a significant area of investor interest. As a result of those conversations, in our 2022 proxy statement, we disclosed our approach of establishing annual incentive performance objectives based on quantitative financial measures, supplemented by a **qualitative assessment of individual performance that includes consideration of ESG-related goals and results**. We also explained our Board's view that our financial success in recent years reflects our ESG progress, noting that we have made substantial ESG progress as part of our commitment to deliver for all our stakeholders. The Compensation Committee appreciated the positive feedback received on its approach, refining the related disclosures contained in the *Compensation Discussion and Analysis* section of this proxy statement.

Social Sustainability and Talent Management Feedback

Social sustainability and talent management remained areas of investor interest in 2022. In addition to the general feedback on our ESG program noted above, discussions related to these topics included the following matters:

- Our Board's enhanced **focus on leadership succession planning**, with discussions taking place at multiple 2022 meetings
- The activation of our DEI goals, including our **increased investment in Regional DEI Councils and internal infrastructure; advancement in employee engagement through our ERGs; adoption of more inclusive health and welfare benefits**; bottom-up approach to regional goal-setting, with actions tailored to the needs of our diverse communities; and aim to be an employer of choice
- Our **focus groups across the globe with our manufacturing employees** led by company leaders to obtain feedback from our core team members
- The programs we offer to make **our company an attractive place to work and challenges recruiting and retaining talent in a tight labor market** and generating consistent workforce data from across our global population

DEI continued to be a significant topic in our engagements. The matters described below were areas of DEI focus.

- The ways in which DEI aligns with our business strategies, allowing us to **recruit and retain an engaged workforce committed to advancing their success and ours**
- The Compensation Committee's discussion of our DEI initiatives and progress, including **pay equity and transparency**, at multiple meetings in 2022, with supplemental engagement on these matters by our full Board with our CEO, Chief Human Resources Officer (CHRO), business leaders and DEI leaders
- Our planned launch in 2023 of **pulse engagement surveys** to supplement our annual employee engagement survey and explore more discrete topics impacting the employee experience of targeted populations
- Our disclosed **EEO-1 data,** with investors expressing continued interest in learning about the demographics of our workforce, what we believe drives employee engagement, and how our company plans to ensure the continued success of our global teams
- Broadening our talent pool to potentially include skilled workers that may not have a college degree

Engagement Process

Our stockholder engagement process, shown below, runs throughout the year.



ENGAGEMENT PROCESS

Spring Engagement
Offer meetings to top 30 investors with independent members of Board and/or management to discuss items being brought before stockholder vote; on day of Annual Meeting, discuss preliminary vote results with Board

Robust Stockholder Engagement

Fall Engagement
Contact top 30 investors to request meetings with our Lead Independent Director **to discuss our strategies, Board, executive compensation and ESG progress**

Board/Committee Discussions
Report on process, results and feedback from engagement to senior management and Board; consider whether changes to programs are advisable and address feedback in next year's proxy materials

2023 DIRECTOR NOMINEES (ITEM 1)

Matrix of Board Skills, Qualifications and Demographic Backgrounds

Our director nominees bring a balance of skills, qualifications and demographic backgrounds to their roles of providing oversight of our company, as shown by individual in the matrix on the following page. This matrix reflects information received from each of our directors in their responses to our annual director questionnaire. **We plan to expand the skills and qualifications shown in future Board matrices.**

In 2022, in conjunction with its new director search process, the Governance Committee regularly evaluated and reported to our Board on the skills, qualifications and demographic backgrounds desirable for our Board to best advance our evolving business strategies and serve the interests of all our stakeholders, leading to the recent appointments of Mr. Wagner and Ms. Reverberi to our Board.

BOARD MATRIX



	A. LOPEZ	A. ANDERSON	B. ALFORD	F. REVERBERI	J. STEWART	K. HICKS	M. SULLIVAN	M. BUTIER	P. SIEWERT	W. WAGNER
Governance Guidelines Criteria										
Independent	✓	✓	✓	✓	✓	✓	✓		✓	✓
Senior Leadership Experience[1]	✓	✓	✓	✓	✓	✓	✓	✓		✓
Industry Experience[2]	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Global Exposure[3]	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Board Experience[4]	✓	✓	✓		✓	✓	✓		✓	✓
Financial Expertise[5]		✓						✓	✓	
Industry Expertise										
Digital/Technology/Cybersecurity										✓
Retail/Dining					✓	✓				
Packaging	✓			✓				✓		
Consumer Goods			✓		✓	✓			✓	
Industrial Goods							✓	✓		
Materials Science				✓				✓		
Demographic Background										
Tenure (years)	~6	~10	~13	<1	~20	~15	~10	~7	~18	<1
Gender										
Woman				✓	✓		✓			
Man	✓	✓	✓			✓		✓	✓	✓
Non-Binary										
Age	60	67	66	51	67	70	66	51	67	56
Mandatory Retirement Year	2035	2028	2029	2043	2028	2025	2029	2044	2028	2039
Race/Ethnicity										
Black or African American		✓								
Hispanic or Latino	✓									
White	✓		✓	✓	✓	✓	✓	✓	✓	✓
Asian (including South Asian)										
Native Hawaiian or Pacific Islander										
Native American or Alaska Native						✓				
LGBTQ+										
Veteran						✓				
Lives/Has Lived Abroad	✓		✓	✓				✓	✓	

[1] Service as president, chief executive officer or in similar senior executive positions.
[2] Experience in the digital/technology, retail/dining, packaging, consumer goods, industrial goods or materials science industries.
[3] Seniority in a global enterprise or significant experience in international markets.
[4] Prior or concurrent service on other U.S. public company boards.
[5] Expertise in accounting, auditing, tax, banking, insurance or investments.

Board Performance Highlights

Our Board provides strong oversight of our management team and company, with highlights of its accomplishments in recent years described below.

- Supported management in navigating our response to COVID-19, including related labor, freight and inflationary challenges, in 2020 and 2021 and challenges related to COVID-19 in China, the Russian war in Ukraine, supply chain disruptions, sizable currency movements and rising inflation in 2022

- Oversaw management's consistent execution of our business strategies, which delivered performance that exceeded our 2021 financial targets and put us on track to achieving our 2025 financial targets, as well as 2018-2022 TSR of 72%, outperforming the S&P 500 and the median of the S&P 500 Materials and Industrials subsets

- Supported management in evaluating potential targets, resulting in the acquisition of 12 companies that added new capabilities, expanded our position in high-value product categories and enhanced our opportunities in the marketplace

- Implemented thoughtful Board refreshment and director succession planning to mitigate the potential impact of concentrated retirements given the closeness in age of a majority of our directors and further enhance overall Board diversity, resulting in the addition of two new directors in the last year, one of whom increased the gender diversity on our Board

- Conducted regular executive leadership development and succession planning, resulting in several experienced leaders promoted to senior executive positions, including our President/COO and President of our newly-formed Materials Group

- Increased Board and management focus on advancing our ESG priorities, with consistent progress toward achieving our 2025 sustainability goals and more ambitious 2030 goals, as well as enhanced transparency, resulting in improved scores with key ESG rating agencies

Board Governance Highlights

Our governance program ensures independent Board oversight of our company. Highlights of our program, which we believe is generally consistent and aligned with the Investor Stewardship Group's Corporate Governance Principles for U.S. Listed Companies, are shown below.

Stockholder Rights	✓ Market-standard proxy access ✓ No supermajority voting requirements ✓ No poison pill ✓ No exclusive forum or fee-shifting bylaws
Board Governance	✓ Annual election of directors ✓ Majority voting in director elections ✓ Single class of outstanding voting stock ✓ Directors 90% independent. ✓ Robust Lead Independent Director role ✓ Regular director succession planning and Board refreshment ✓ Continuous executive succession planning and leadership development ✓ Annual Board evaluations ✓ Mandatory director retirement policy at age 72 with no exemptions or waivers allowed or granted ✓ Best Practice Governance Guidelines ✓ Strong Board and Committee governance ✓ Direct access to management and experts

Additional Board Engagement

Bringing their expertise, certain of our directors – together with third-party experts – are providing guidance to management in its execution of our strategic initiatives related to digital solutions and food. Mr. Alford serves as chair of our Food Advisory Council; Mr. Wagner and former director Mark Barrenechea are members of our Digital Advisory Council. We are planning to form an Environmental Sustainability Advisory Council in early 2023 to help advance our sustainability initiatives, on which we plan to ask Ms. Reverberi to be a member.

APPROVAL OF EXECUTIVE COMPENSATION (ITEM 2)

The Compensation Committee oversees our executive compensation program, which is designed to deliver pay for performance, with realized compensation dependent on our company achieving challenging annual and long-term financial targets and value creation objectives that advance the interests of our stockholders.

Performance-Based Compensation

The Compensation Committee approves the target total direct compensation (TDC) of our Named Executive Officers (NEOs) to incent strong operational and financial performance and stockholder value creation. As shown below, **the substantial majority of this compensation in 2022 was performance based, meaning that our executives ultimately may not realize the value of at-risk TDC components if we fail to achieve our financial objectives.**

2022 TARGET TDC MIX



CEO
Salary 12%
AIP Award 17%
88% at risk
MSUs 35%
PUs 36%
Other NEOs
AIP Award 18%
Salary 27%
AVG. 73% at risk
PUs 28%
MSUs 27%
Performance-Based Compensation

The elements of TDC for our NEOs are shown below.

ELEMENTS OF NEO TARGET TDC



Base Salary

- Generally set around market median

Annual Incentive Plan (AIP) Award

Free Cash Flow 20%
Adjusted EPS 60%
Adjusted Sales Growth 20%

ANNUAL

Long-Term Incentive (LTI) Awards

50%

Performance Units (PUs)

- 50% Relative TSR
- 50% Cumulative EVA
- 3-year cliff vesting

50%

Market-leveraged Stock Units (MSUs)

- 100% Absolute TSR
- 4-year ratable vesting
- Avg. performance period of 2.5 years

LONG-TERM

Pay for Performance

As shown in the graph below, our CEO's compensation, as reported in the Total column in the *Summary Compensation Tables* for the last four years, generally reflected our cumulative TSR. See the *Compensation Discussion and Analysis* section of this proxy statement for more information.



Executive Compensation Best Practices

As summarized below and described in further detail in the *Compensation Discussion and Analysis* section of this proxy statement, our executive compensation program aligns with our financial goals and business strategies and reflects best practices.

Pay-for-Performance	✓ 88% of CEO's 2022 target TDC tied to company performance ✓ 71% of CEO's 2022 target TDC equity-based to incent delivery of long-term stockholder value ✓ Rigorous stock ownership policy; requires CEO to own 6x base salary, 50%+ of which must be vested shares; does not count unvested PUs and only counts 50% of unvested MSUs at target
Compensation Best Practices	✓ Double-trigger equity vesting requires termination of employment after change of control ✓ YE 2022 three-year average burn rate of 0.51%, in line with 50th percentile of S&P 500 companies ✓ Compensation clawback in event of accounting restatement ✓ Independent compensation consultant retained and serving at direction of Compensation Committee ✓ Annual Compensation Committee evaluation and charter review ✓ Periodic formal risk assessment of compensation policies and practices ✓ Releases from liability and restrictive covenants for departing executives ✓ Compensation Committee review of NEO tally sheets reflecting all compensation components
	✓ No NEO employment contracts ✓ No guaranteed AIP awards; 2022 NEO AIP awards based solely on company financial performance ✓ No excise tax gross-ups on change of control severance benefits ✓ No tax gross-ups on perquisites ✓ No above-market interest rates for deferred compensation ✓ No re-pricing of stock options without stockholder approval ✓ No payout of MSU dividend equivalents unless or until awards vest ✓ No grant of stock options below fair market value ✓ No supplemental retirement benefits

DETERMINATION OF FREQUENCY OF ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION (ITEM 3)

The advisory vote on the frequency of executive compensation votes informs our Board's determination of whether the vote should occur every one, two or three years. You may also abstain from this vote. **In determining to recommend that stockholders vote for a frequency of every one year, our Board noted that this frequency most closely aligns not only with prevailing market practices, but also with our process of annually engaging with investors on our executive compensation program.** Upon the recommendation of the Compensation Committee, our Board determined that the advisory vote should continue to take place annually, as reflected in its recommendation that stockholders vote for every one year.

This advisory vote is not binding on our Board. However, our Board will consider the preliminary results of the vote in determining the frequency of future advisory votes to approve executive compensation, reporting its decision in a Form 8-K filed with the Securities and Exchange Commission (SEC) on or before May 3, 2023.

RATIFICATION OF APPOINTMENT OF PwC (ITEM 4)

The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for fiscal year 2023 and our Board is seeking stockholder ratification of the appointment. PwC is well-qualified to continue serving as our independent registered public accounting firm, has a deep understanding of our operations and accounting practices, and maintains rigorous procedures to ensure auditor independence, which are overseen by the Audit Committee.

The Audit Committee considered the qualifications, performance and independence of PwC, the quality of its discussions with PwC, and the fees charged by PwC for the scope and quality of services provided – as well as considerations to the firm's tenure as our independent auditor, the committee's deliberations in 2022 regarding whether to conduct a request for proposal process to consider the selection of a new independent auditor, and its decision instead to benchmark the firm's fees in 2023 – and determined that the reappointment of PwC for 2023 was in the best interest of our company and stockholders.

GOVERNANCE

With oversight from our Board, we have designed our governance program to comply with the rules of the SEC and the listing standards of the New York Stock Exchange (NYSE), as well as reflect best practices. The key features of our program are shown in the *Board Governance Highlights* section of the proxy summary.

We encourage you to visit the investors section of our website under Corporate Governance, where you can view and download current versions of the documents shown below. Information on our website is not and should not be considered part of, nor is it incorporated by reference into, this proxy statement.

- Amended and Restated Certificate of Incorporation

- Amended and Restated Bylaws (our "Bylaws")

- Corporate Governance Guidelines (our "Governance Guidelines")

- Charters for our Board's Audit and Finance Committee (the "Audit Committee"), Talent and Compensation Committee (the "Compensation Committee") and Governance Committee

- Code of Conduct

- Code of Ethics for the CEO and Senior Financial Officers

- Audit Committee Complaint Procedures for Accounting and Auditing Matters

You can request copies of these documents, without charge, by writing to our Corporate Secretary at 8080 Norton Parkway, Mentor, Ohio 44060.

VALUES AND ETHICS

Code of Conduct, Talkabout Toolkits and Supplier Standards

Our Code of Conduct applies to all of our directors, officers and employees and reflects our values of Integrity, Courage, External Focus, Diversity, Sustainability, Innovation, Teamwork and Excellence. The Code includes messages from our CEO and Chief Compliance Officer; detailed information regarding higher risk areas such as anti-corruption/ bribery, antitrust, conflicts of interest, insider trading, anti-harassment, and compliance with laws and regulations; and case studies that provide guidance on situations that raise complex ethical questions. It is available in 33 languages and our leaders affirm their commitment to complying with it when they first join our company and regularly thereafter as part of our compliance certification process described in the *Related Person Transactions* section of this proxy statement.

We regularly train employees on Code topics in instructor-led sessions held in person or virtually; in 2022, we held ~250 such sessions globally. We also deploy mandatory online training for our computer-based employees; in 2022 we launched one enterprise and five regional online courses using a targeted risk-based approach, with an average completion rate of ~98%. Our three "Talkabout" Toolkits (also available in 33 languages) that we develop and launch each year empower managers to engage in meaningful discussion with their teams regarding topics from the Code of Conduct. These toolkits consist of presentation slides, which are supplemented by internal social media campaigns that bridge connections among our team members and allow them to engage with their colleagues across the globe around our values and ethics.

Our global supplier standards extend our commitment to our third-party service providers, establishing our expectation that they do business in an ethical manner.

Business Conduct GuideLine

Our Business Conduct GuideLine (the "GuideLine") is a whistleblower hotline available at all hours for employees or third parties to report potential violations of our Code of Conduct or applicable laws, anonymously if they so choose.

The GuideLine may be reached by (i) calling 800.461.9330 toll-free in the U.S., toll-free outside of the U.S. using the country-specific numbers found in our Code of Conduct, or +1.720.514.4400 direct with applicable charges from any location or (ii) visiting www.averydennison.com/guidelinereport (www.averydennison.com/guidelinereport-eu in Europe).

The hotline is operated by an independent third party and accepts reports in any language to accommodate the needs of our global workforce and customer/supplier base. Reports are investigated under the direction of our Chief Compliance Officer, in consultation with our law department and senior management and with oversight from the Governance Committee. We prohibit retaliation for good-faith reporting.

Code of Ethics

Our Code of Ethics requires that our CEO, CFO and Controller/Chief Accounting Officer (CAO) act professionally and ethically in fulfilling their responsibilities. Only the Audit Committee or the Governance Committee can amend or waive the provisions of our Code of Ethics, and any amendments or waivers must be posted promptly on our website or timely filed with the SEC on a Current Report on Form 8-K. We last amended our Code of Ethics in April 2014 and have made no exemptions or granted any waivers since its inception.


Code of Ethics Responsibilities


- Avoid actual or apparent conflicts of interest
- Ensure complete and accurate SEC filings
- Respect confidentiality of financial and other information
- Employ corporate assets responsibly
- Report Code of Ethics violations to Chair of Audit or Governance Committees

Supporting fulfillment of these responsibilities, our controllership and internal audit functions ensure that we maintain a robust internal control environment, with the leaders of these functions regularly reporting to, and periodically meeting in executive session with, the Audit Committee.

COMPLAINT PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS

> The Audit Committee has adopted procedures for the confidential, anonymous submission of complaints related to accounting, accounting standards, internal accounting controls and audit practices.

These procedures relate to reports of (i) fraud or deliberate error in the preparation, evaluation, review or audit of our financial statements or other financial reports; (ii) fraud or deliberate error in the recording or maintenance of our financial records; (iii) deficiencies in, or noncompliance with, our internal accounting controls; (iv) misrepresentation or false statement regarding any matter contained in our financial records, statements or other reports; or (v) deviation from full and fair reporting of our financial condition. Any person, including third parties, may submit a good-faith complaint regarding accounting and auditing matters and employees may do so without fear of retaliation. The Audit Committee oversees these procedures, with investigations conducted under the direction of our internal audit department in consultation with our Corporate Secretary, Chief Legal Officer (CLO) and other members of senior management to the extent appropriate under the circumstances.

Stockholders and other interested parties interested in communicating regarding these matters may make a confidential, anonymous report by contacting the GuideLine or writing to the Audit Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

STOCK OWNERSHIP POLICY

Our stock ownership policy requires that our non-employee directors acquire and maintain a minimum ownership interest in our company of $500,000 and our CEO, Level 2 executives and Level 3 executives acquire and maintain a minimum ownership interest in our company equal to 6x, 3x and 2x their base salary, respectively, at least 50% of which must be held in vested shares.

The values of the following shares/units are considered in measuring compliance with our stock ownership policy: shares beneficially owned or deemed to be beneficially owned, directly or indirectly, under federal securities laws; for officers, shares or units held in qualified and non-qualified employee benefit plans, and 50% of the value of unvested MSUs at the target payout level; for non-employee directors, deferred stock units (DSUs); and, for officers and non-employee directors, unvested restricted stock units (RSUs) subject to time-based vesting. Neither stock options nor unvested PUs are considered in measuring compliance.

Until a director or officer achieves his or her respective ownership requirement, he or she is required to retain shares acquired, net of taxes, from the exercise of stock options or vesting of stock awards until the requirement is met. They are not allowed to transact in company stock until they certify that they will remain in compliance with our stock ownership policy after giving effect to the transaction they plan to effectuate.

The Compensation Committee and the Governance Committee reviewed the stock ownership of our non-employee directors in November 2022 and February 2023, respectively. Both committees determined that – excluding our two directors appointed within the last year – **our other non-employee directors had average ownership of ~11x the minimum requirement,** aligning their interests with those of our stockholders and further incenting their focus on long-term value creation. **All of our non-employee directors have exceeded the minimum ownership level required by the policy, except for Mr. Wagner and Ms. Reverberi, who have five years from the date of their respective appointments to our Board to reach that level.** The ownership levels of our non-employee directors in part reflects the inclusion of DSUs for purposes of our stock ownership policy; DSUs represent annual cash retainers deferred at a director's election. DSUs are included as owned under the policy because they are earned upon receipt and would be paid out to a director who has participated in the deferral program upon his or her separation from our Board.

The Compensation Committee reviewed executive stock ownership in November 2022 and determined that **all of our executive officers, including all NEOs (with Ms. Baker-Nel having made the required progress toward achieving her minimum ownership level), were in compliance with our stock ownership policy**. The compliance of our non-employee directors and NEOs with our stock ownership policy as of year-end 2022 is shown below.

STOCK OWNERSHIP POLICY COMPLIANCE

	Minimum Requirement[1]	Shares[2] as of 2022 FYE (#)	Requirement Multiple Achieved	Minimum Requirement Achieved
Non-Employee Directors	$ 500,000			
Bradley Alford		45,043	16x	✓
Anthony Anderson		14,945	5x	✓
Ken Hicks		44,995	16x	✓
Andres Lopez		9,504	3x	✓
Francesca Reverberi[3]		–	–	–
Patrick Siewert		17,534	6x	✓
Julia Stewart		59,442	21x	✓
Martha Sullivan		30,541	10x	✓
William Wagner[3]		–	–	–
Chairman/CEO				
Mitchell Butier	$7,200,000	304,908	8x	✓
Level 2 NEOs				
Deon Stander	$2,100,000	53,464	5x	✓
Gregory Lovins	$2,100,000	59,393	5x	✓
Level 3 NEOs				
Deena Baker-Nel[4]	$ 915,200	7,295	1x	–
Ignacio Walker	$ 935,826	10,551	2x	✓

[1] Minimum requirements for CEO, Level 2 NEOs and Level 3 NEOs reflect 6x, 3x and 2x, respectively, of year-end 2022 base salary.

[2] Reflects shares/units considered in measuring compliance with our stock ownership policy rather than vested shares, based on the average closing price of our common stock from October 1 to December 31, 2022.

[3] Ms. Reverberi and Mr. Wagner were appointed to our Board in February 2023 and October 2022, respectively, and have five years from their respective date of appointment to achieve the minimum ownership requirement.

[4] Ms. Baker-Nel has five years from her September 2021 promotion to a Level 2 NEO to achieve the minimum ownership requirement. She has made consistent progress toward achieving her requirement.

INSIDER TRADING POLICY

Our insider trading policy prohibits our Board members, officers and employees from engaging in transactions in our company's stock while in the possession of material non-public information; engaging in transactions in the stock of other companies while in possession of material non-public information that they become aware of in performing their duties; and disclosing material non-public information to unauthorized persons outside our company.

Limited Trading Windows

Our insider trading policy restricts trading by Board members, officers (including our NEOs) and director-level employees during blackout periods, which generally begin two weeks before the end of each fiscal quarter and end two business days after the issuance of our earnings release for the quarter. Additional blackout periods may be imposed with or without notice, as the circumstances require.

Prohibitions on Hedging and Pledging

Our insider trading policy prohibits our directors, officers (including our NEOs) and employees from purchasing financial instruments (such as prepaid variable forward contracts, equity swaps, collars and exchange funds) designed to hedge or offset any decrease in the market value of shares of our common stock they hold, directly or indirectly. In addition, directors and officers are expressly prohibited from – and our non-officer employees are strongly discouraged from – pledging shares of our common stock to secure personal loans or other obligations, including by holding their shares in a margin account, or making short-sale transactions in shares of our common stock.

To our knowledge based on our review of their written representations in our annual director and officer questionnaire, all of our Board members and executive officers complied with our insider trading policy during 2022, and none of them has hedged or pledged shares of our common stock.

ENVIRONMENTAL AND SOCIAL SUSTAINABILITY

Sustainability and Diversity are two of our core values, driving us to work within our company and across our entire value chain to address the environmental and social impacts of our products and practices.

We aim to continually improve the environmental sustainability of our products and processes, build a more diverse, equitable and inclusive workforce, and provide meaningful support for our communities.

BOARD OVERSIGHT AND MANAGEMENT RESPONSIBILITY

Board oversight over environmental sustainability and community investment is primarily conducted by the Governance Committee, which receives a report from management on each of these topics at least once a year. In addition, our full Board engages with business leaders on their sustainability initiatives during its regular review of their business strategies. **In early 2023, our full Board reviewed our 2022 integrated financial and sustainability report that shows our progress against our 2025 and 2030 sustainability goals, having met with our business leaders throughout 2022 on our innovation efforts to address the increasing need and demand for more sustainable products; our strategic innovation platforms focused on digital solutions, waste reduction/elimination and material circularity; and our business and enterprise ESG priorities.**

Board oversight over social sustainability is conducted primarily through the Compensation Committee, which reviewed DEI, including pay equity and transparency, at multiple meetings in 2022 and regularly discusses other matters related to talent management, including the impact of executive promotions, role changes and exits on U.S. racial/ethnic diversity and global gender and generational representation. **In late 2022, our full Board engaged with, and challenged, management on, our DEI progress, including by reviewing the results of our 2022 employee engagement survey; our global and regional DEI strategies, improvements and opportunities; and global female and U.S. racial/ethnic representation and inclusion progress.** They also discussed our people-related focus areas for 2023.

With strategic guidance and direction provided by Mitch Butier, our Chairman/CEO, management responsibility over ensuring that we continue to make progress toward achieving our sustainability goals resides with our enterprise Sustainability Council led by a senior sustainability leader from our Solutions Group, who serves as Chair and reports in this capacity to our President/COO, who is accountable for our progress. The council is composed of a cross-divisional and cross-functional group of management to continually accelerate our progress, and met regularly during 2022 to ensure we achieve our 2025 sustainability goals, activate roadmaps to achieve our 2030 sustainability goals and targets, and continually refine our ESG strategies. **Our Sustainability Council leader participated in substantially all of our fall 2022 stockholder engagements to provide his perspective on our ESG progress and answer questions from investors.**

ENGAGEMENT OF OUR STAKEHOLDERS

We seek to ensure that our sustainability efforts are consistent with the expectations of our stakeholders. We regularly communicate with individuals and organizations interested in how we do business generally and our sustainability efforts in particular, and also conduct stakeholder interviews as part of our biennial materiality assessments. These assessments help advance our sustainability agenda, focusing us on the areas in which we can have the most impact. In 2022, we engaged Environmental Resources Management to help us refresh our materiality assessment and reprioritize the sustainability topics most important to our industries, customers and brand owners, stakeholders, investors, suppliers and communities, as well as policymakers, non-governmental organizations (NGOs) and regulators. **In 2022, we updated our materiality assessment, through which we mapped our ESG priorities throughout the value chain. The following eight topics, which also offer our company the most value-creation opportunities, were ranked highest by our stakeholders: transition to a circular economy; advanced technologies and innovation; climate change; GHG emissions and reductions; supply chain; fair and inclusive workplace; materials management; and operational waste.** The sustainability feedback we received engaging with investors during 2022 can be found in the proxy summary.

PROGRESS TOWARD ACHIEVING OUR 2025 AND 2030 GOALS

We present our 2022 scorecards showing progress against our 2025 and 2030 sustainability goals in the proxy summary. You can find additional information in our 2022 integrated annual and sustainability report, as well as our ESG Downloads available on our ESG website at esg.averydennison.com. Information on our website is not and should not be considered part of, nor is it incorporated by reference into, this proxy statement.

We disclose our ESG metrics using the SASB and GRI frameworks and annually report to Climate, Water and Forests. We are a member of the United Nations Global Compact and have made commitments to the UN Sustainable Development Goals and the Science Based Targets initiative (SBTi), with our scope 1, 2 and 3 GHG emissions reduction targets having been approved by SBTi as consistent with levels required to meet the goals of the Paris Agreement.

DIVERSITY, EQUITY AND INCLUSION (DEI)

Diversity is one of our core values, reflecting our desire to ensure an equitable and inclusive environment for people of all backgrounds and orientations and our recognition that we gain strength from diverse ideas and teams. The importance of DEI to our company is evidenced by the engagement, inclusion and global gender diversity targets included in our 2030 sustainability goals. Highlights of our DEI journey are shown in the proxy summary, with additional information regarding our efforts in recent years described below.

Beginning in 2020, we redoubled our efforts on DEI, engaging with our employees across the globe to gather information on areas where we most needed to focus. After listening and learning from our employees, our leaders regularly met to discuss areas of focus, and each of our businesses began setting quantitative DEI targets, with their leaders evaluated on the progress they make.

In 2021, we engaged a third-party expert to help us perform an **enterprise inclusion assessment**, provide external benchmarking and obtain anonymous survey and focus group feedback from our team members worldwide. With this information, we identified our key priorities and formalized **our DEI strategy, which includes the four global pillars** shown below. These pillars, as well as the supporting regional focus areas, have been communicated to our employees worldwide.

- Increasing the number of women who hold leadership positions

- Enhancing the experience of our manufacturing employees

- Increasing representation and inclusion for underrepresented groups, with priority populations and actions determined by each region

- Making merit and transparency even more foundational to our employee experience

In 2022, we improved women representation in manager+ positions and were named one of Forbes America's Best Employers for Women; launched AD Advocate, a program pairing select executives to sponsor and mentor diverse top talent across the globe; and piloted "Manufacturing Week" in North America.

Each of our global DEI pillars is sponsored by one or more company leaders. To ensure we achieve our goals, we have bolstered our internal DEI capability, with a Global DEI Director and additional resources in each of our regions, together forming an enterprise infrastructure of fully dedicated resources that advise and support our Regional DEI Councils. We have continually enhanced transparency into our DEI journey through regular reporting to, and engagement with, our stakeholders so they can assess our progress and provide feedback to help us achieve our goals.

OTHER TALENT MANAGEMENT MATTERS

Succession Planning

The Compensation Committee conducts senior executive succession planning at least semiannually, reviewing succession plans for our members of our Company Leadership Team. In the spring of 2022, **the Compensation Committee reviewed leadership team changes, assessed our enterprise talent pipeline and discussed potential successors to the members of our Company Leadership Team**, which includes the leaders of our businesses and corporate functions (strategy/business development, finance, R&D, law, operations/supply chain, IT and HR). In the fall of 2022, **the Compensation Committee again reviewed leadership changes and the talent that is ready** – or, with continued development on their current trajectory with mentorship and coaching from our current leaders, will be ready – **to fill senior executive positions in the event of a vacancy; they also discussed with management our continued focus on leadership development for diverse talent and key succession planning focus areas for 2023**. Our Compensation

Committee Chair discussed these reviews with our full Board. Recognizing that we have had several leadership changes in the past few years, including the appointment of a new President/COO and other senior business leaders, **our full Board conducted leadership succession planning at multiple meetings during 2022.**

The Compensation Committee regularly receives reports on executive new hires, promotions and role changes, departures and open positions – as well as the impact of these developments on U.S. racial/ethnic and global gender and generational representation – to assist with succession planning.

Leadership Development

The Compensation Committee oversees our company's talent management program to assist with identifying and developing our future leaders. We maintain a robust performance review process and develop leadership development plans for our top talent, while also providing development opportunities to our employees more broadly. **Senior management reports to the Compensation Committee on leadership at executive levels of our organization by identifying high-potential talent, cultivating the skills and capabilities to allow identified individuals to become our future leaders, and ensuring that they have appropriate development plans in place to progress them toward roles with greater responsibility.** Through regular reports from, and social interactions with, management, our Board has the opportunity to actively engage with our business leaders and functional leaders in law, finance, IT and HR. In addition, Board members have freedom to directly contact any of our employees, and periodically visit our facilities to meet with local management.

COMMUNITY INVESTMENT

With Board oversight from the Governance Committee, our community investment efforts help strengthen the communities around the world in which we operate. We make most of our community investments through the Avery Dennison Foundation (ADF), which annually distributes at least 5% of its assets from the prior year. ADF's grantmaking is aided by our team members worldwide who help identify deserving nonprofit organizations serving the communities in which our employees live and work.

In recent years, ADF has given to organizations advancing education, women's empowerment and sustainability. It has also provided funding in response to the COVID-19 pandemic, natural disasters and the call for greater DEI worldwide. In 2022, our company and ADF also funded efforts to reduce food insecurity, support persons impacted by the Russian war in Ukraine and promote DEI in the regions in which we operate.

> After undertaking a strategic review process led by its board of trustees in consultation with a third-party expert, ADF revised its vision, mission and giving areas in 2022 to better respond to the evolving needs of our communities. **ADF now seeks to address inequities by funding efforts that increase education access, advance environmental sustainability, and secure livelihoods**.

ADF and our company collectively made $5.1 million in grants and other financial contributions during 2022, highlights of which are described below and on the following page.

Continuing to Make Grants

ADF's grants to nonprofit organizations in 2022 included the following:

~$750K to increase education access, including grants to:

- Vitensenteret i Sogn og Fjordane AS for youth science programming in Norway
- HOLA Ohio to support its Stabilizing Latino Workers, Families and Children program serving Northeast Ohio

~$400K to advance environmental sustainability, including grants to:

- Beijing Roots & Shoots Community Youth Service Center to support the Jane Goodall Institute's Young Compassionate Conservation Leader Development Project in Beijing, China
- Impact Hub Trust for its Youth Sustainable Packaging program in Shanghai, China
- Global Fund for Children to support youth-led climate justice in Southeast Asia

~$480K to secure livelihoods, including grants to:

- AAROHAN to support education and health programs for girls in India
- UNICEF Bangladesh to strengthen a program for working mothers
- Women Win to support female economic resilience in Africa, Asia, Latin America, the Middle East and the Caribbean

Evolving the Employee Assistance Fund

In 2020, ADF launched an Employee Assistance Fund (EAF) to support our employees around the world who had been significantly impacted by COVID-19. Through year-end 2022, the EAF distributed ~$4.6 million to 4K+ individuals across 27 countries. ADF, in a joint effort with our company, also provided funding to support pandemic-relief efforts by nonprofit organizations in India, Brazil, Vietnam and Sri Lanka between 2020 and 2022.

> Given the reduced global impact of COVID-19 in most of our communities and its success in supporting employees in need, ADF recently converted the EAF to an Employee Crisis Fund to provide assistance for employees impacted by natural disasters and other humanitarian crises.

Addressing Food Insecurity

ADF made the following $200K grants in 2022 through Global Impact to address food insecurity:

- Action Against Hunger to alleviate hunger in the Horn of Africa by improving access to clean water, food, community training and healthcare
- Islamic Relief USA to support programs in Sri Lanka, South Sudan, Sudan and Afghanistan that provide aid to disaster survivors
- The Global Foodbanking Network to support food banks and disaster response in Latin America and the Asia Pacific region

Supporting Those Affected by the War in Ukraine

In 2022, ADF identified a Ukraine Crisis Relief Fund to which our employees could donate, with their donations matched dollar for dollar, for a total contribution of $108K to NGOs serving affected communities in Ukraine and communities in surrounding countries aiding Ukrainian refugees. **ADF supplemented our employee-led efforts by making $1 million in grants to humanitarian relief efforts.** Guided by input from employees, ADF focused on giving directly to relief efforts, supporting three globally recognized organizations providing aid to the people in Ukraine and refugees in neighboring countries.

Promoting DEI

ADF supported organizations promoting DEI globally, with grants totaling $435K in 2022. ADF continued to work with our company's Regional DEI Councils and ERGs to ensure that it supported organizations making a difference in the communities in which our team members live or work. Grants were made to the following organizations:

- Campaign Against Homophobia to support LGBTQ+ programming in Poland, including workshops and training for parents of LGBTQ+ individuals
- Olimpiadas Especiales Latinoamerica to provide athletic training and competition for children and adults in Latin America with intellectual disabilities
- Ascendance, a program in Malaysia working to foster an entrepreneurial mindset in teenagers
- Beijing Qingyou Social Work Development Center to support wellness programs for youth in China

- International Rescue Committee to support individuals impacted by the crisis in Afghanistan

- Aviard Inspires to develop an internet-based learning platform for Black youth in London

- Leonard Cheshire to support a disability employment program in the United Kingdom

- Cohesion de Diversidades para la Sustenabilidad to provide health education to the LGBTQ+ population in Mexico

- Itacolomi Instituto de Apoio Social de Vinhedo to support job readiness for minority youth in Brazil

- The Haven Home to support a shelter in Cleveland, Ohio

- LGBT Lake County to expand programs for LGBTQ+ youth in the county in which we are headquartered

- Women in Manufacturing Education Foundation to support programs that advance women in manufacturing

- The Coalition for Humane Immigrant Rights to support immigrant student college access in Los Angeles, California

Supporting Disaster Relief Efforts

ADF partners with GlobalGiving to promote and supplement employee giving to support disaster relief efforts. Employees are able to give to organizations that are supporting impacted communities. In 2022, 500+ employees made donations totaling ~$62K to organizations responding to the war in Ukraine, political and economic crisis in Sri Lanka, flooding in Pakistan and South Africa, and hunger in East Africa. Contributions also helped support NGOs serving the people of Afghanistan. These donations were matched by ADF.

Engaging Employees

As the heart and hands of our company, our employees advance our community investment efforts through their own giving and volunteerism. ADF's signature program is Granting Wishes, which enables employees to recommend grants to, and volunteer with, local NGOs. In 2022, ADF made $800K in grants in five continents through Granting Wishes.

Providing College Scholarships

ADF provides college scholarships to the children of U.S. employees through Scholarship America. To date, 680+ scholarships have been awarded. In 2022, in partnership with the Institute of International Education, ADF began providing scholarships to the children of employees in Vietnam and Mexico, and intends to further expand the program to other countries in future years.

In 2022, ADF concluded its Spirit of Invention (InvEnt) program in India. Over the course of ten years, the program provided tuition assistance and professional development opportunities for 105 talented scholars in the fields of science, technology, engineering and mathematics who demonstrated a commitment to solving real-world problems.

OUR BOARD OF DIRECTORS

OVERVIEW

Our Board oversees, counsels and ensures management is serving the best interests of our company and stockholders, with the goal of maximizing the performance of our businesses and delivering long-term value for all our stakeholders.

PRIMARY BOARD RESPONSIBILITES

- Establish strong governance, with Board/Committee composition, structure and duties providing **independent oversight**

- **Conduct ongoing director succession planning** to maintain **engaged and diverse Board** with balance of skills, qualifications and demographic backgrounds to help us deliver on our strategies

- Oversee **businesses, strategy execution, ESG progress and ongoing risk mitigation**

- Approve **annual operating plan** and strategic decisions, including significant fixed and IT **capital expenditures and acquisitions**

- Maintain **integrity of financial statements**

- Evaluate performance of senior leaders and determine **executive compensation**

- Conduct **executive succession planning** and help us develop leaders that ensure high-performing teams, **diverse talent and inclusive culture**

Our Board's top priorities in 2022 were overseeing management in delivering for our customers despite the impacts of COVID-19 in China, the Russian war in Ukraine and supply chain disruptions; minimizing the impact of rising inflation and sizable currency movements on our investors; engaging, protecting and diversifying our global team; and supporting our communities.

2023 Director Nominees

Our Bylaws provide that our Board comprise between 8 and 12 directors, with the exact number fixed from time to time by Board resolution. Our Board has fixed the current number of directors at 10.

Our 2023 director nominees are shown in the chart below. Together they bring a balance of skills, qualifications and demographic backgrounds in overseeing our company in advancing our strategies and achieving our financial and sustainability goals, as shown by individual in the Board matrix included in the proxy summary.

Name	Age	Director Since	Principal Occupation	Independent	AC	CC	GC
Bradley A. Alford	66	2010	Retired Chairman & CEO, Nestlé USA	✓		●	●
Anthony K. Anderson	67	2012	Retired Vice Chair & Managing Partner, Ernst & Young LLP	✓	●		●
Mitchell R. Butier	51	2016	Chairman & CEO, Avery Dennison Corporation	–			
Ken C. Hicks	70	2007	Chairman, President & CEO, Academy Sports + Outdoors	✓		●	
Andres A. Lopez	60	2017	President & CEO, O-I Glass, Inc.	✓	●		
Francesca Reverberi^	51	2023	SVP, Sustainable Plastics & CSO, Trinseo PLC	✓			
Patrick T. Siewert★	67	2005	Managing Director & Partner, The Carlyle Group	✓	●		●
Julia A. Stewart	67	2003	Chair & CEO, Alurx, Inc.	✓		●	●
Martha N. Sullivan	66	2013	Retired CEO, Sensata Technologies Holding PLC	✓	●		
William R. Wagner^	56	2022	Retired President & CEO, GoTo Group, Inc.	✓			

AC = Audit Committee   CC = Compensation Committee   GC = Governance Committee
★ = Lead Independent Director   ● = Chair   ● = Member   ^ = New Director

The ages of our director nominees range from 51 to 70, with an average age of ~62. Their lengths of service range from less than one to 20 years, with an average tenure on our Board of ~10 years.

Board Meetings and Attendance

Our Board met five times during 2022. There were 21 Board Committee meetings during the year. **All our directors attended 100% of their respective Board and Committee meetings.** In addition, our directors regularly discussed strategic and business matters with our Chairman/CEO and President/COO outside of meetings, including the challenges we faced during the year and potential acquisitions. Directors are strongly encouraged to attend our annual stockholder meetings under our Governance Guidelines and **all then-serving directors attended the virtual 2022 Annual Meeting**.

Additional Board Engagement

Bringing their expertise, certain of our directors – together with third-party experts – are providing guidance to management in its execution of our strategic initiatives related to digital solutions and food. Mr. Alford serves as chair of our Food Advisory Council; Mr. Wagner and former director Mark Barrenechea are members of our Digital Advisory Council. We are planning to form an Environmental Sustainability Advisory Council in early 2023 to help advance our sustainability initiatives, on which we plan to ask Ms. Reverberi to be a member.

GOVERNANCE GUIDELINES

Our Governance Guidelines provide the governance framework for our company and reflect the values of our Board, as highlighted below. They are reviewed at least annually and amended from time to time to reflect changes in regulatory requirements, evolving market practices, recommendations from our advisors and feedback from our investors. Our Governance Guidelines were most recently amended in December 2021.

BOARD GOVERNANCE HIGHLIGHTS

Board Composition	✓ Reasonable Board size of 10 directors ✓ Mandatory retirement after age 72 with no exemptions or waivers allowed or granted ✓ On average, director age of ~62 years and tenure of ~10 years ✓ 60% of directors are women or from other underrepresented communities
Director Independence	✓ Directors 90% independent ✓ Executive sessions of independent directors held at all five 2022 Board meetings
Board Leadership Structure	✓ Annual review of Board leadership structure ✓ Robust Lead Independent Director role and independent Committee Chairs
Board Committees	✓ Annual composition review and periodic structural review and Chair/member rotation ✓ Act under annually reviewed charters reflecting best practices and stakeholder expectations ✓ Directors required to attend Board/Committee and stockholder meetings
Board Duties	✓ Regular leadership succession planning ✓ Ongoing review of long-term strategic plans, including key risks and mitigating strategies ✓ Directors entitled to rely on independent legal, financial or other advisors at our expense
Continuous Board Improvement	✓ New directors receive orientation materials and engage with members of management to familiarize themselves with our Board and company, as well as undergo additional orientation after joining Board committees to understand responsibilities ✓ Continuing education through meetings with management, visits to our facilities and participation in director education programs ✓ Annual evaluation process ensures Board, Committees, Chairman, Lead Independent Director and Committee Chairs are functioning effectively; includes soliciting feedback on other directors
Director Qualifications	✓ Regular review of Board composition (skills; qualifications; demographic backgrounds, including with respect to gender, race and ethnicity; and board commitments) and ongoing director succession planning

DIRECTOR INDEPENDENCE

Our Governance Guidelines require that our Board comprise a majority of directors who satisfy the criteria for independence under NYSE listing standards and that our audit, compensation and nominating committees be composed entirely of independent directors. An independent director is one who meets the independence requirements of the NYSE and who our Board affirmatively determines has no material relationship with our company, directly or indirectly as a partner, stockholder or officer of an entity with which we have a business relationship.

Each year, our directors complete a questionnaire designed to solicit information that may have a bearing on our Board's independence determination, including all relationships they have with our company, directly or indirectly through our company's sale or purchase of products or services to or from any companies or firms by which they are employed. The Governance Committee reviews any disclosures made in the questionnaires relevant to its independence assessment with our Corporate Secretary, as well as any transactions our company has with director-affiliated entities. **In February 2023, after review of the facts and circumstances relevant to each director nominee, the Governance Committee concluded that only Mr. Butier had a relationship that was disqualifying under NYSE listing standards, otherwise material or impairing of director independence.** Upon the recommendation of the Governance Committee, our Board affirmatively determined the 9 directors named below, representing 90% of our Board, to be independent.



Independent Directors	Director Independence
Bradley Alford Anthony Anderson Ken Hicks Andres Lopez Francesca Reverberi Patrick Siewert Julia Stewart Martha Sullivan William Wagner	90%

For a discussion of the potential impact of tenure on director independence, see the *Board Refreshment and Director Succession Planning* section of this proxy statement.

BOARD LEADERSHIP STRUCTURE

Our Governance Guidelines give our Board – acting through its independent directors – the discretion to separate or combine the roles of Chairman and CEO as it deems appropriate based on the needs of our company at any given time. To facilitate this decision-making, the Governance Committee annually reviews our Board leadership structure, providing its recommendation on the appropriate structure for the following one-year term to our independent directors giving consideration to, among other things, our financial position, business strategies, ESG priorities and any feedback received from our investors and other stakeholders.

Robust Lead Independent Director Role

Our robust Lead Independent Director role balances our combined Chairman/CEO role, exercising critical duties to ensure independent decision-making in the boardroom. Mr. Siewert began serving as our Lead Independent Director in April 2020 and was most recently reelected by our independent directors for a one-year term in April 2022. Our Governance Guidelines clearly define his primary responsibilities, which are shown below.

LEAD INDEPENDENT DIRECTOR	PRIMARY RESPONSIBILITIES
Designee: **Patrick Siewert**	• **Preside over executive sessions of independent directors** and Board meetings where Chairman/CEO is not present
Selected annually by independent directors	• **Approve Board meeting agendas, schedules and other information sent to our Board**
	• **Call meetings of independent directors**
	• **Consult and meet with stockholders**

Mr. Siewert also performed the activities described below as Lead Independent Director in 2022.

- Oversaw our new director search process, including interviewing high-potential candidates and engaging in director succession planning discussions with the Governance Committee he chairs, as well as with our Chairman/CEO and other Board members

- Led majority of our fall stockholder engagement discussions

- Led our Board/Committee evaluation process, interviewing each Board member and providing them feedback on their performance

- Consulted frequently with our independent directors and provided feedback to Chairman/CEO based on these discussions, including giving him our Board's evaluation of his 2022 performance with the Compensation Committee Chair

- Met regularly with Chairman/CEO and President/COO, as well as periodically with other members of senior management

Supplementing our Lead Independent Director in providing independent Board leadership are our Committee Chairs, all of whom are independent.

Board Leadership Assessment and Evaluation

In light of our recent appointment of two new directors, the Governance Committee plans to assess and make its recommendation to our Board on the post-Annual Meeting leadership structure in April 2023.

During our Board evaluation process conducted during the fourth quarter of 2021, Messrs. Butier and Siewert each received uniformly positive feedback from our independent directors in their respective roles as Chairman/CEO and Lead Independent Director. During our ongoing engagement with stockholders, few investors have expressed a desire that we consider separating the positions of Chairman and CEO, which we believe reflects support for our robust and clearly delineated Lead Independent Director role and Mr. Siewert's strong engagement in many of those meetings.

In February 2022, the Governance Committee evaluated our Board leadership structure and recommended to our Board that Mr. Butier be elected to continue serving as Chairman, noting that he had successfully led our company as CEO for the preceding six years and remained best positioned to lead our Board in overseeing our strategies to deliver long-term value for our employees, customers, investors and communities. The committee further noted that Mr. Butier had articulated and worked to realize a long-term vision for our company that delivered top quartile TSR performance and exceeded our 2017-2021 financial targets and that we could best continue to advance our strategies and ESG progress – as well as achieve our 2021-2025 financial targets and more ambitious 2030 sustainability goals – continuing with combined leadership in the boardroom. Upon the recommendation of the Governance Committee, our Board unanimously elected Mr. Butier (with him abstaining) to serve as our Chairman for a one-year term ending at the Annual Meeting.

At that time, the Governance Committee also recommended that Mr. Siewert (with him not participating in the discussion) continue serving as Lead Independent Director. Having a long-serving director with financial expertise and substantial international experience serve as Lead Independent Director had provided Mr. Butier valuable mentorship and guidance while ensuring robust independent Board oversight of management. The committee also recognized Mr. Siewert's support and substantial effort with our stockholder engagement program. The Governance Committee determined that, in light of his demonstrated commitment, engagement and leadership then in the second year in which he served in this capacity, Mr. Siewert should continue ensuring independent stewardship of our Board in its oversight of our strategies to deliver long-term value for all our stakeholders. The committee's decision took into account his significant contributions as a member of the Audit Committee since joining our Board and as its Chair for five years and as the current Chair of the Governance Committee, as well as his extensive international experience in Asia, a region from which ~35% of our sales originated and ~58% of our employees were located in 2021. Upon the recommendation of the Governance Committee, our independent directors unanimously selected Mr. Siewert (with him abstaining) to serve as Lead Independent Director for a one-year term ending at the Annual Meeting.

BOARD COMMITTEES

Given our recent addition of two new directors, the Governance Committee plans to assess and make its recommendation to the Board on the post-Annual Meeting Committee structure and appointments in April 2023, having preliminarily discussed these matters in February 2023.

Each of our Board Committees has a written charter that describes its purpose, membership and meeting structure, and responsibilities. These charters may be found on the investors section of our website under Corporate Governance and are reviewed by the respective committee at least annually, with any recommended changes adopted upon approval by our Board. Amended charters are promptly posted on our website. The charters of the Audit and Compensation Committees were most recently amended in December 2022 and the charter of the Governance Committee was most recently amended in October 2021.

Each of our Board Committees has the ability to delegate authority to subcommittees and may obtain advice and assistance from consultants, legal counsel or other advisors at our expense. In addition, each committee annually evaluates its performance. The primary responsibilities, membership and 2022 meeting and attendance information for the three standing committees of our Board are summarized below and on the following page.

AUDIT AND FINANCE COMMITTEE	PRIMARY RESPONSIBILITIES
Members: **Martha Sullivan (Chair)** **Anthony Anderson** **Andres Lopez** **Patrick Siewert** 2022 meetings: 8 2022 average attendance: 100% Audit committee financial experts: Anderson and Siewert All members satisfy NYSE enhanced independence standards	• **Oversee financial statement and disclosure matters**, including quarterly and annual earnings release documentation and SEC reports, internal controls, critical accounting policies and practices, and major financial risk exposures • **Appoint and oversee independent registered public accounting firm,** including evaluating its qualifications and independence, as well as the scope, staffing and fees for annual audit and other audit, review or attestation services and annually reviewing its performance and regularly considering whether to appoint a new firm; in addition, approve the compensation and engagement of any other registered public accounting firm preparing or issuing an audit report or related work or performing other audit review or attest services • **Oversee internal audit function**, including appointing/dismissing senior internal auditor, evaluating his performance, reviewing significant issues identified in internal audits and management's response, and discussing annual internal audit plan, budget and staffing • **Perform compliance oversight responsibilities**, including **overseeing cybersecurity risk management and risks related to information technology controls and security;** maintaining procedures for complaints regarding accounting, internal accounting controls or auditing matters; reviewing financially material legal matters; and making determinations regarding certain Code of Ethics violations • **Conduct finance oversight responsibilities**, including reviewing capital structure and financing plans, capital allocation strategy, funding status of pension plans and significant tax matters • **Approve Audit and Finance Committee Report** for proxy statement

TALENT AND COMPENSATION COMMITTEE	PRIMARY RESPONSIBILITIES
Members: **Julia Stewart (Chair)** **Bradley Alford** **Ken Hicks** 2022 meetings: 5 2022 average attendance: 100% All members satisfy NYSE enhanced independence standards and qualify as "non-employee directors" under Exchange Act Rule 16b-3	• Review and approve corporate goals and CEO objectives and evaluate company and individual performance to **determine annual CEO compensation** • Review and **approve senior executive compensation**, including base salaries and incentive compensation • **Conduct leadership succession and development planning**; regularly review executive new hires, promotions and role changes, departures and open positions • **Oversee appropriate compensation strategy**, incentive plans, equity-based plans and benefit programs • **Review and provide oversight of policies and strategies related to talent management**, including **DEI**; leadership compensation plans, benefit programs, recruiting and retention strategies, and development programs; and employee engagement • **Review stockholder engagement process, results and feedback** related to executive compensation and talent management • **Approve CD&A and Talent and Compensation Committee Report** for proxy statement • **Oversee stockholder approval of executive compensation matters**, including say-on-pay and say-on-frequency votes • **Ensure our compensation policies/programs do not encourage excessive risk-taking** • **Recommend non-employee director compensation**

GOVERNANCE COMMITTEE	PRIMARY RESPONSIBILITIES
Members: **Patrick Siewert (Chair)** **Bradley Alford** **Anthony Anderson** **Julia Stewart** 2022 meetings: 8 2022 average attendance: 100% All members satisfy NYSE independence standards	• **Regularly review Board composition,** identify potential Board members **and recommend director nominees** • **Annually consider Board leadership structure** and recommend whether to separate or combine positions of Chairman and CEO; if combined, recommend Lead Independent Director • **Recommend Board and Committee structure, Chairs and members** • **Recommend independent directors** based on NYSE independence standards • Review and **approve related person transactions** • **Oversee annual performance evaluation** of Board and Committees • **Review Governance Guidelines** and recommend changes • Review and provide **oversight of governance, environmental sustainability and community investment initiatives, policies and programs** • **Review stockholder engagement process, results and feedback** related to governance, environmental sustainability and community investment • **Review stockholder proposals** • **Oversee values and ethics program and Code of Conduct**, evaluate significant conflicts of interest and make determinations regarding certain Code of Ethics violations

EXECUTIVE SESSIONS

Our Board believes it is important to have separate executive sessions with our Chairman/CEO, with our President/COO, with both of them and without either of them, each of which was held at all Board meetings held after Mr. Stander's promotion to President/COO in March 2022. Our independent directors have candid discussions at the executive sessions that exclude Messrs. Butier and Stander during which they critically evaluate the performance of them, our company and management as a whole. **As Lead Independent Director, Mr. Siewert presided over the five executive sessions of independent directors held during 2022.**

Implementing previously received feedback from our Board evaluation process, our Board generally started its 2022 meetings with one of two executive sessions with our Chairman/CEO to discuss key focus areas and frame meeting discussions; the second such session at the end of the meeting provided time for the Board to reflect and align on key priorities, after which our independent directors met in executive session without our Chairman/CEO.

Executive sessions are also generally scheduled for meetings of the Audit, Compensation and Governance Committees. These sessions exclude members of management, unless the Committee requests one or more of them to attend to provide additional information or perspective, in which case the Committee generally meets independently thereafter.

RISK OVERSIGHT

Management is responsible for managing the day-to-day risks confronting our businesses, and our Board oversees enterprise risk management (ERM). **In performing its oversight role, our Board ensures that the ERM processes designed and implemented by management are functioning effectively, and that our culture promotes risk-adjusted decision-making.** The teams leading our businesses have incorporated risk-adjusted decision-making in refining and executing their strategies, assessing the risks impacting their businesses, and identifying and implementing appropriate mitigating actions on an ongoing basis. In addition, in consultation with our risk management team and senior management, they semiannually prepare a risk profile consisting of a heat map and a summary of their key risks and mitigating strategies, which are used to prepare a company risk profile based on identified business-specific risks as well as enterprise risks, including risks related to ESG matters such as climate change, GHG emissions and energy use; materials management; the circular economy; DEI; waste; and employee health and safety.

We have global processes that support our strong internal control environment and promote the early identification and ongoing mitigation of risks. Our legal and compliance functions, including our Chief Compliance Officer, report into our CLO to provide independent evaluation of the challenges facing our businesses and our Vice President of Internal Audit reports to the Audit Committee in the conduct of his operational responsibilities, helping ensure he maintains independence from management.

In 2022, we further enhanced our ERM program by expanding the time that we spent engaging with functional leaders in our RBIS and IHM businesses and each of the regions within our LGM business. Designated members of our law department became fully ingrained into the process, partnering with our risk management team to facilitate these discussions. We also devoted more time to our standalone compliance and information technology risk profiles to ensure heightened focus on these critical risk areas. **These advancements, as well as the expansion of our ERM Steering Committee, have embedded ERM deeper into our organization, allowing us to benefit from the critical thinking of a broad cross-section of company and business leaders.** We plan to continue advancing our ERM program, with leadership from our ERM Steering Committee composed of members of senior management and oversight by our Board.

Our Board as a whole oversees risks related to our five-year strategic plan horizon, exercising this responsibility by considering the risks related to its decisions. Our **Board annually receives reports on the ERM process and the resulting risk profiles, engaging throughout the year with management on the strategic plans and risks facing our businesses and company as a whole**; these risks include financial risks, geopolitical risks, legal and regulatory risks, supply chain risks, competitive risks, compliance risks, ESG risks, information technology risks and other risks related to the ways in which we do business. Employees who lead various risk areas – such as law, information technology, tax, compliance, sustainability, DEI and community investment – report periodically to Board Committees and occasionally to our full Board.

As shown on the following page, **our Board has delegated elements of its risk oversight responsibility to its Committees to more efficiently coordinate with management in serving the long-term interests of all our stakeholders**. Our Board receives reports from the Committee Chairs regarding topics discussed at committee meetings, including the areas of risk they primarily oversee, and engages with our leaders on these risk areas during its regular engagement with our leaders.

Risk Oversight



Board of Directors

- Business strategies
- Annual operating plan and significant fixed and IT capital expenditures
- Corporate governance
- Acquisitions, divestitures and other significant transactions
- Enterprise risk management



Audit Committee

- Financial reporting processes and statements, and internal controls
- Capital structure
- Financing, including debt, liquidity, capital allocation and pension plan funding
- Stockholder distributions (dividends and stock repurchases)
- Information technology and cybersecurity
- Certain legal, compliance and regulatory matters



Compensation Committee

- Executive compensation and CEO/senior executive succession planning
- Annual and long-term incentive plans
- Compensation plans and benefit programs
- Non-employee director compensation
- Social sustainability and talent management, including DEI; leadership compensation plans, benefit programs, recruiting and retention strategies and development progress; and employee engagement



Governance Committee

- Board and Committee structure and composition
- Director succession planning
- Values and Ethics/Code of Conduct
- Conflicts of interest and related person transactions
- Governance, environmental sustainability and community investment
- Certain legal, compliance and regulatory matters



Management

- Day-to-day management of risks facing our businesses

The Audit Committee oversees our internal control environment and evaluates the effectiveness of our internal controls at least annually. Supplementing these processes, the Audit Committee regularly meets in executive session with each of our CFO, Controller/CAO, Vice President of Internal Audit and representatives of our independent registered public accounting firm and as needed with other members of management such as our CEO, COO and CLO. The Governance Committee meets semiannually with our Chief Compliance Officer to discuss, among other things, significant internal investigations.

During 2022, our Board was particularly focused on the risk areas described below.

2022 Risk Focus Areas

- **Executing amidst continued uncertainty to deliver for customers** – Managing raw material and labor constraints and elevated lead times to provide high-quality service to customers, while also enhancing supply chain and energy resiliency

- **Inflation management** – Leveraging our rigorous scenario planning to offset the impact of rising inflation and prepare for a recessionary environment, identifying productivity and restructuring actions to mitigate the impact of slower demand and higher costs

- **Intelligent Labels** – Advancing digital solutions, developing the food and logistics markets and continuing to drive cross-business collaboration to deliver on the inflection point in this high-value growth platform

- **Innovation** – Reinforcing strategy and deployment focused on materials in our Label and Packaging Materials business and digital solutions across our company

- **M&A** – Expanding our M&A pipeline and deal conversion, as well as assessing and redirecting our IHM business

- **ESG/Sustainability** – Investing in sustainability-driven innovation and driving our enterprise digital journey with our newly-formed digital strategic innovation platform and Digital Advisory Council, as well as disruptively reducing GHG intensity and continuing to enable circularity

- **Cybersecurity** – Addressing the challenging threat landscape elevated by our digital business transformation, hybrid/remote workers and interconnected supply chains, as well as improving preparedness against ransomware attacks

Risks Associated with Compensation Policies and Practices

As described in the *Compensation Discussion and Analysis* section of this proxy statement, we maintain best practices in compensation that collectively encourage ongoing risk mitigation. The Compensation Committee annually discusses with management and its independent compensation consultant, WTW, whether our executive compensation programs are meeting the committee's objectives. In addition, the Compensation Committee periodically engages WTW to undertake a more formal assessment of our compensation programs to ensure they do not provide incentives that encourage our employees to take excessive risks in managing their respective businesses or functional areas. The committee most recently conducted this evaluation in 2022.

The Compensation Committee noted the risk-mitigating features of our compensation program described below.

Risk-Mitigating Compensation Features

Governance and Oversight	✓ Compensation Committee has discretion to decrease Annual Incentive Plan (AIP) awards and long-term incentive (LTI) grants to penalize potentially risky actions ✓ Clawback policy deters fraud or other misconduct that results in financial restatement, providing means to recoup inappropriately received AIP and LTI awards ✓ Incentive compensation plan structure and targets are reviewed within context of market practices, tied to operating business plans and corporate goals, and approved by Compensation Committee ✓ Compensation Committee annually evaluates CEO/senior executive performance against challenging strategic, financial and ESG goals ✓ Rigorous stock ownership policy consistent with best practices, with minimum ownership level of 6x for CEO; requires net shares acquired to be retained until compliance is achieved ✓ Officers prohibited from hedging or pledging company stock and required to engage in stock transactions only during limited trading windows
Pay Philosophy and Structure	✓ Focus on incenting stockholder value creation, balanced by retention and other considerations ✓ Substantial majority of leadership compensation delivered in long-term equity or cash-based awards to motivate pursuit of superior performance and sustainable growth ✓ Executive severance plans consistent with market practices, with double-trigger change of control benefits and only for most senior NEOs ✓ Incentive compensation designed to incent strong annual financial performance and long-term economic and stockholder value creation, balance growth and efficient capital deployment, and consider ESG progress and individual NEO contributions thereto

Incentive Program Design	✓ AIP and LTI awards incent annual profitable growth and long-term financial value creation, using multiple performance objectives
	✓ AIP awards not guaranteed, with below-threshold performance resulting in zero payout, payments subject to overall cap of 200%, and NEO individual modifiers generally capped at 100%
	✓ Equity awards use multiple performance objectives, vest over multiple time horizons and are subject to threshold and maximum payout opportunities
	  • Performance units (PUs) cliff vest at end of three years with payout for relative total stockholder return (TSR) component capped at 100% of target if absolute TSR is negative
	  • Market-leveraged stock units (MSUs) vest over one-, two-, three- and four-year performance periods (average performance period of 2.5 years), with threshold performance at absolute TSR of (15)% and target performance at absolute TSR of 10%

Given its assessed low risk in each of these categories and other factors, WTW advised the Compensation Committee that, in its view, our compensation program strikes an appropriate pay-risk balance and presents no risk-related concerns.

> The Compensation Committee has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on our company.

DIRECTOR EDUCATION

Initial Orientation

Our director orientation materials and discussions with management generally cover our (i) performance and leadership; (ii) investor messaging; (iii) the strategies, risks and mitigating actions, and ESG priorities of our businesses; (iv) Board composition and director succession planning process, as well as recent Board focus areas; (v) finance matters, including our financial reporting policies and practices, internal control environment, internal audit deployment, tax planning and compliance, and capital allocation; (vi) legal and compliance matters, including our Board and governance policies, Values and Ethics program, and ERM; (vii) executive compensation and talent management matters, including leadership succession planning and development, DEI and community investment; and (viii) information technology and cybersecurity.

In connection with his appointment to our Board in October 2022, we provided Mr. Wagner with information regarding our businesses, strategic plans and risk-mitigating actions, non-employee director compensation policies and other matters. Our CEO and other members of management met with Mr. Wagner to discuss these matters and ensure a smooth onboarding process. After his appointment, Mr. Wagner joined as an observer in select Board Committee meetings to better understand their respective responsibilities. We have begun to using this same process to onboard Ms. Reverberi, who joined our Board in February 2023.

Continuing Education

Our ongoing director education program consists of periodic visits to our facilities and regular interactions with and presentations from members of management regarding our business operations, performance, strategies and risk mitigation activities. We provide updates on these topics to our Board during its meetings and as needed throughout the year. **Our Board visited our Solutions Group's North American innovation center in Miamisburg, Ohio in the spring of 2022.** We also provide access to a boardroom news resource platform for them to keep informed of emerging best practices, and reimburse directors who attend continuing director education programs for fees and related expenses.

BOARD AND COMMITTEE EVALUATIONS

The Governance Committee oversees an annual performance evaluation of our Board, Chairman, Lead Independent Director and Board Committees, including the Committee Chairs. Our Board views the evaluation process as integral to assessing its effectiveness and identifying improvement opportunities in the pursuit of excellence. We have continually improved our Board processes as a result of this annual evaluation process, as shown on the following page.

As part of this process, our directors have the opportunity to provide our Lead Independent Director candid feedback on other directors to enable continuous boardroom improvement and assist with director succession planning. **In 2023, the Governance Committee plans to develop a more formal process for individual director self-assessments or evaluations.**

BOARD AND COMMITTEE EVALUATIONS

1

Process

- Written evaluations of Board/Committee
  - Composition, including diversity of skills, qualifications and demographic backgrounds
  - Meeting materials
  - Meeting mechanics and structure
  - Fulfillment of responsibilities
  - Meeting content and conduct
  - Overall performance
  - Effectiveness of Chairman, Lead Independent Director and Committee Chairs
- One-on-one discussions with Governance Committee Chair to provide additional perspective and discuss written feedback
- Solicitation of any feedback regarding individual directors to identify potential improvement opportunities and assist with director succession planning

2022 Review of Results

- Discussion of evaluation results and feedback
  - Chairman/CEO, Lead Independent Director/Governance Committee Chair, Corporate Secretary, and CLO
  - Governance Committee
  - Board in executive session with Chairman/CEO, aligning on improvement opportunities

Recent Improvement Actions

- Advanced **strategic and risk oversight**, expanding mentorships between individual directors and key business leaders, and ensuring meeting discussions prioritize debate of challenges and opportunities rather than presentation of information

- Heightened focus on **supply chain resiliency, cybersecurity preparedness, and ESG priorities and progress**

- Continuous discussion of **M&A pipeline and potential targets**, as well as performance of acquired companies and integration learnings

- Enhanced **director succession planning**, focusing on candidates with digital, retail/consumer product goods and applied science/technology expertise that could also increase gender or racial/ethnic diversity on our Board, resulting in appointment of two new directors to refresh our Board and mitigate impact of upcoming concentrated retirements

- Reviewed potential CEO successors and their development plans to ensure ready-now successors over multiple time horizons and increased engagement with leaders below NEO level to enhance **executive succession planning and leadership development**

- Increased **Chairman/CEO engagement with directors between meetings**, with more frequent updates and one-on-one discussions between him and each director, which were important in 2022 as we worked to address sizable currency movements, pandemic-driven challenges in China, the Russian war in Ukraine, rising inflation and supply chain disruptions, and continue advancing our ESG progress

- Refined **Board schedule and meeting process**, implementing executive sessions with both our Chairman/CEO and President/COO, as well as one only with our President/COO, and holding certain Committee meetings and one Board meeting per year virtually to maximize efficiency given equally high level of engagement and discussion in both formats

STOCKHOLDER ENGAGEMENT

We value feedback on our governance program and we actively solicit input through stockholder engagement to ensure that we reflect not only our evolving business strategies but also the expectations of our stakeholders. In addition to our extensive investor relations program through which members of management engage with our investors throughout the year, this supplemental engagement program is depicted – and the feedback we received on governance matters is described – in the proxy summary.

CONTACTING OUR BOARD

Our Board welcomes feedback from all our stockholders. We review every correspondence received from stockholders, discussing feedback received with senior management and/or our Board as appropriate.

Stockholders and other interested parties may contact our Board, Chairman, Lead Independent Director, any Committee Chair, or any other individual director concerning business matters by writing to Board of Directors (or particular Board subgroup or individual director), c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

ITEM 1 – ELECTION OF DIRECTORS

Our Bylaws provide for a Board of between 8 and 12 directors, with the exact number fixed by resolution of our Board. Our Board has fixed the current number of directors at 10.

Each of our nominees is presently serving on our Board and has consented to being named in this proxy statement and serving if elected by stockholders. All nominees are standing for election for a one-year term ending at the 2024 Annual Meeting.

Majority Voting Standard; Unelected Director Resignation Requirement

In voting for the election of directors, each share has one vote for each position to be filled and there is no cumulative voting. Our Bylaws provide for the approval by a majority of votes cast for the election of directors in uncontested elections like this one and require that an incumbent director who is not reelected tender his or her resignation from our Board. Our Board, excluding the tendering director, is required to determine whether to accept the resignation – taking into account the recommendation of the Governance Committee and any other factors it considers appropriate – and publicly disclose its decision regarding the tendered resignation, including the rationale for its decision, within 90 days from the date election results are certified.

Board Recommendation

Our Board of Directors recommends that you vote FOR each of our 10 director nominees. The persons named as proxies will vote for their election, unless you specify otherwise. If any director nominee were to become unavailable prior to the Annual Meeting, your proxy would be voted for a substitute nominee designated by our Board or we would decrease the size of our Board.

SELECTION OF DIRECTOR NOMINEES

Director nominees are generally recommended by the Governance Committee for nomination by our Board and election by our stockholders. Director nominees may also be recommended by the Governance Committee for appointment to our Board, with their election by stockholders taking place at the next Annual Meeting; Mr. Wagner and Ms. Reverberi were appointed to our Board in October 2022 and February 2023, respectively, and are first being voted on by stockholders at the Annual Meeting. As shown in the Board matrix contained in the proxy summary, **our directors bring a balance and diversity of skills, qualifications and demographic backgrounds that allows them to effectively discharge their oversight responsibilities.**

In evaluating whether to recommend a new or incumbent director nominee, the Governance Committee primarily considers the criteria in our Governance Guidelines, which are summarized below.

- **Independence**, to ensure substantial majority of Board is independent

- **Business and leadership experience**, including **industry experience** and **global exposure** and considering factors such as size, scope and complexity

- **Board service** at other U.S. publicly traded companies

- **Experience in finance, accounting and/or executive compensation**

- For incumbent directors, **previous Board/committee contributions, meeting attendance, compliance with our stock ownership policy and mandatory retirement date**

- **Time commitments,** including service on other boards; **directors joining our Board after 2021 who are public company executive officers may not serve on more than one other public company Board**

- Potential **conflicts of interest**

- **Demographic backgrounds** (including, without limitation, gender, race and ethnicity); **when evaluating nominees, the committee only considers (and asks any search firm engaged to provide) candidate slates that include highly qualified women and individuals from other underrepresented communities**

- Ability to contribute to our company's **governance and sustainability**

- Ability to **represent balanced interests of all stockholders**, as well as the interests of our other stakeholders, rather than those of any special interest group

The Governance Committee reviews the skills, qualifications and demographic background of any candidate with those of our current directors to ensure our Board has the diversity to effectively fulfill its oversight responsibilities. Sources for identifying potential nominees include current Board members, senior management, executive search firms and investors.

Stockholder Submission of Director Nominees

The Governance Committee considers stockholder nominees on the same basis as it considers all other nominees.

Advance Notice Nominees

Stockholders may recommend director candidates by submitting the candidate's name, together with his or her biographical information, professional experience, written consent to nomination and the additional information required by our Bylaws, to Governance Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060. To be considered at the 2024 Annual Meeting, advance notice stockholder nominations must comply with the requirements described in the *Voting and Meeting Q&A* section of this proxy statement.

Proxy Access Nominees

A stockholder, or a group of no more than 20 stockholders, owning at least 3% of our company's stock continuously for at least three years is permitted to submit director nominees (up to 20% of the Board) for inclusion in our proxy materials, subject to the requirements described in our Bylaws. For information on submitting proxy access nominees for the 2024 Annual Meeting, refer to the *Voting and Meeting Q&A* section of this proxy statement.

BOARD REFRESHMENT AND DIRECTOR SUCCESSION PLANNING

> Our Board's ongoing director succession planning is designed to ensure an independent, well-qualified Board, with diversity in skills, qualifications and demographic backgrounds that enables effective independent oversight and aligns with our business strategies and ESG priorities.

Tenure

Our Governance Guidelines currently provide that directors are not subject to tenure limits. While tenure limits could help ensure Board refreshment and thereby facilitate new viewpoints being brought to the boardroom, they could also result in the premature loss of a director who over a period of time has gained valuable experience and is continuing to significantly contribute to our Board's oversight of our business.

Our Board determines its refreshment policies in light of our strategies and financial position at any particular time, exercising its discretion in the best interest of our company and stockholders. Certain of our stakeholders have suggested that longer-tenured directors may have decreased independence and objectivity. However, the removal of knowledgeable directors and loss of oversight consistency they bring, particularly during periods of executive management change, such as the recent appointments of our President/COO and President of our newly-formed Materials Group, are important counterbalancing considerations. **In connection with its new director search process, the Governance Committee regularly reviewed during 2022 the skills, qualifications, demographic backgrounds, age, tenure and scheduled mandatory retirement of our Board members and conducted director succession planning to ensure that our Board continues to meet the needs of our businesses, help us advance our strategies and serve the interests of all our stakeholders.**

Policies and Events Supporting Regular Board Refreshment

Our Board has adopted the policies described below to facilitate regular refreshment and ensure that it continues to independently oversee and challenge our management team.

Policy	Description	Events Occurring at or Since 2022 Annual Meeting
Mandatory Resignation Policy	Incumbent directors not elected by stockholders must tender their resignation	All incumbent directors then standing for election were elected at the 2022 Annual Meeting
Mandatory Retirement Policy	Directors must retire on date of annual meeting of stockholders that follows their reaching age 72; no exemptions or waivers allowed or granted	No directors retired under this policy in 2022
Resignation Tendered Upon Change in Principal Employment	Directors who change their principal occupation, position or responsibility must volunteer to resign	No directors changed their principal employment since the 2022 Annual Meeting, except that Mr. Wagner retired as President/CEO of GoTo Group before being appointed to our Board
Prior Notice Requirement to Prevent Overboarding	Directors must give prior notice before accepting another U.S. public company directorship so that his/her ability to fulfill Board responsibilities may be evaluated if he/she serves on more than four other such boards	No directors joined another U.S. public company board since the 2022 Annual Meeting

Upon the recommendation of the Governance Committee, Ms. Reverberi and Mr. Wagner were appointed to our Board in February 2023 and October 2022, respectively. Mark Barrenechea left our Board in April 2022 (not due to any disagreement with our company) and Peter Barker retired from our Board under our mandatory retirement policy in April 2021. We believe that this recent experience with joining and departing directors demonstrates our Board's commitment to regular refreshment.

Both the Governance Committee and our full Board discussed director succession planning at every meeting held in 2022 to mitigate the impact of upcoming concentrated retirements, conduct a search for new directors that would both complement and advance the skills and qualifications currently represented on our Board – focusing on candidates from digital, retail/consumer packaged goods and applied science/technology backgrounds – and further enhance Board diversity.

BOARD COMPOSITION

Our Board supports and reflects our values, recognizing the benefits of diversity in the boardroom, including the healthy debate that results from different viewpoints that may stem from diverse backgrounds.

Age and Tenure

The average age of our director nominees is ~62, which we believe is slightly lower than the average director age in the S&P 500. The average tenure of our director nominees is ~10 years, which we believe is modestly higher than the average tenure for companies in the S&P 500. Our director nominees reflect a balance between newer directors bringing fresh ideas and insights into the boardroom and longer-serving directors with deep institutional knowledge of our Board and company.

Gender and Racial/Ethnic Diversity

Our Governance Guidelines reflect that the Governance Committee's assessment of director candidates includes consideration of their demographic backgrounds, including, without limitation, race, gender and ethnicity. The Governance Committee seeks to recommend individuals with a broad diversity of experience, skill, geographic representation and demographic background. While diversity is a consideration and area of focus, no nominee would be chosen or excluded solely on that basis; rather, the Governance Committee focuses on a candidate's overall profile to complement the existing members of our Board. **When evaluating director candidates, the Governance Committee considers (and asks any search firm engaged to provide) candidates that include highly qualified women and individuals from other underrepresented communities; two of our four most recently appointed and currently serving independent directors increased the gender or racial/ethnic diversity on our Board.**

Director Age, Tenure and Diversity



Age

AVG. ~62 YEARS

- 50-59
- 60-69
- 70+

Tenure

AVG. ~10 YEARS

- <1-4
- 5-10
- 11-14
- 15+

Diversity

60% DIVERSE

- 30% Women
- 30% From Other Underrepresented Communities

2023 DIRECTOR NOMINEES

The following pages provide information on our 2023 director nominees, including their age, length of service, independence, current Board roles and business experience during at least the past five years. We also indicate the name of any other U.S. public company board on which each nominee currently serves or has served during the past five years.

We present each nominee's skills and qualifications that led our Board to conclude that he or she should serve as a director, which includes senior leadership experience, industry expertise, global exposure, U.S. public company board experience and/or financial expertise as defined in the Board matrix shown in the proxy summary. **All of our nominees have demonstrated the ability to exercise sound judgment, fulfill the time commitments necessary to serve on our Board and advance the long-term interests of our stockholders, as well as those of our other stakeholders.**



Age 60

Director since February 2017

Independent

ANDRES A. LOPEZ

RECENT BUSINESS EXPERIENCE
O-I Glass, Inc., a glass container manufacturer and supplier to food and beverage brands
- President & CEO since January 2016
- COO & President, Glass Containers, from February 2015 to December 2015
- President, O-I Americas, from July 2014 to January 2015
- President, O-I Latin America, from April 2009 to July 2014

BOARD ROLES
Audit Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
    O-I Glass, Inc.
Past Five Years:
    None

SELECT SKILLS AND QUALIFICATIONS
Senior leadership experience
- Oversees company with $6.9 billion in revenues and ~24K employees in 2022

Industry expertise and global exposure
- Leads global packaging company in food and beverage segment of consumer goods industry into which our Materials Group sells
- Led Latin America and Americas divisions, after having worked in positions of increasing responsibility throughout the region

U.S. public company board experience
- Concurrent service on one other board



Age 67

Director since December 2012

Independent

ANTHONY K. ANDERSON

RECENT BUSINESS EXPERIENCE
Ernst & Young LLP, an assurance, tax, transaction and advisory services firm
- Vice Chair, Managing Partner and Member of Executive Board from 2000 to March 2012

BOARD ROLES
Audit Committee Member
Governance Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
    AAR Corporation
    Exelon Corporation
    Marsh & McLennan Companies, Inc.
Past Five Years:
    None

SELECT SKILLS AND QUALIFICATIONS
Senior leadership experience
- Served on executive board of Ernst & Young for 12 years, and as managing partner of Midwest and Pacific Southwest regions

Financial expertise
- 45+ years of financial statement and internal control expertise acquired through auditing global public companies
- Substantial experience advising audit committees of large multinational corporations
- Certified public accountant (now inactive)

U.S. public company board experience
- Concurrent service on three other boards and prior service on other boards



Age 66

Director since April 2010

Independent

BRADLEY A. ALFORD

RECENT BUSINESS EXPERIENCE
Nestlé USA, a nutrition, health and wellness company
- Chairman & CEO from January 2006 to October 2012

Nestlé Brands Company, an operating unit of Nestlé USA
- President & CEO from 2003 to December 2005

BOARD ROLES
Compensation Committee Member
Governance Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
    Perrigo Company PLC
Past Five Years:
    Conagra Brands, Inc.

SELECT SKILLS AND QUALIFICATIONS
Senior leadership experience
- Led company then with $12+ billion in annual revenues and ~26K employees

Industry expertise and global exposure
- 42+ years in consumer goods industry
- Knowledge of food and beverage segments into which our Materials Group sells
- Substantial M&A and integration experience

U.S. public company board experience
- Concurrent service on one other board and prior service on other boards



FRANCESCA REVERBERI

Age 51

Director since February 2023

Independent

RECENT BUSINESS EXPERIENCE

Trinseo PLC, a specialty materials solutions provider
- SVP, Sustainable Plastics & Chief Sustainability Officer since July 2021
- SVP, Engineered Materials & Synthetic Rubber, from March 2020 to December 2021
- General Manager, Engineered Materials, from October 2019 to May 2021
- Global Senior Business Director, Basic Plastics, from December 2017 to October 2019

BOARD ROLES
None

OTHER PUBLIC COMPANY BOARDS
Current:
  None
Past Five Years:
  None

SELECT SKILLS AND QUALIFICATIONS

Senior leadership experience
- Served in positions of increasing responsibility in global company with ~$5 billion in annual revenues and ~3,500 employees

Industry expertise
- Substantial materials science and packaging expertise
- Deep understanding of applied science in plastics, key focus of our environmental sustainability initiatives

Global exposure
- Lives and works in Europe, region driving sustainability-related legislative and regulatory change
- Brings track record of experience to help drive our focus on innovating more sustainable solutions

---



JULIA A. STEWART

Age 67

Director since January 2003

Independent

RECENT BUSINESS EXPERIENCE

Alurx, Inc., a health and wellness company
- Founder, Chair & CEO since January 2020

Dine Brands Global, Inc. (formerly DineEquity, Inc.), owner, operator and franchisor of IHOP and Applebee's restaurants
- Chairman & CEO from June 2008 to March 2017

BOARD ROLES
Compensation Committee Chair
Governance Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
  Bite Acquisition Corp.
Past Five Years:
  None

SELECT SKILLS AND QUALIFICATIONS

Senior leadership experience
- Leads private consumer-direct retail company and led company then with $600+ million in annual revenues and ~1K employees

Industry expertise and global exposure
- Substantial operational and marketing experience in retail/dining and health and wellness industries
- Expertise in brand positioning, risk assessment, financial reporting and governance

U.S. public company board experience
- Concurrent service on one other board and prior service on other boards

---



KEN C. HICKS

Age 70

Director since July 2007

Independent

RECENT BUSINESS EXPERIENCE

Academy Sports + Outdoors, a sports and recreation retailer
- Chairman, President & CEO since May 2018

Foot Locker, Inc., a specialty athletic retailer
- Executive Chairman from December 2014 to May 2015
- Chairman, President & CEO from February 2010 to November 2014
- President & CEO from August 2009 to February 2010

BOARD ROLES
Compensation Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
  Academy Sports + Outdoors
Past Five Years:
  Whole Foods Corporation

SELECT SKILLS AND QUALIFICATIONS

Senior leadership experience
- Leads company with ~$6.8 billion in annual revenues and ~17K employees

Industry expertise
- 35+ years of senior marketing and operational experience in retail industry into which our Solutions Group sells

U.S. public company board experience
- Concurrent service on one other board and prior service on other boards

---



Age 66

Director since February 2013

Independent

MARTHA N. SULLIVAN

RECENT BUSINESS EXPERIENCE
Sensata Technologies Holding PLC, a supplier of sensors and controls
- President & CEO from January 2013 to March 2020
- President & COO from September 2010 to December 2012
- COO from April 2006 to August 2010

Texas Instruments, Inc., Sensata's predecessor entity
- Vice President of Sensor Products from 1997 to 2006

BOARD ROLES
Audit Committee Chair

OTHER PUBLIC COMPANY BOARDS
Current:
  Sensata Technologies Holding PLC
Past Five Years:
  Goldman Sachs Acquisition Holding Company Corp II

SELECT SKILLS AND QUALIFICATIONS
Senior leadership experience
- Led company then with $3.5 billion in revenues and ~21K employees

Industry expertise and global exposure
- Oversaw all business segments, global operations and strategic planning
- Strong technology background, including experience overseeing an RFID business

U.S. public company board experience
- Concurrent service on one other board and prior service on another board



Age 51

Director since April 2016

Not Independent

MITCHELL R. BUTIER

RECENT BUSINESS EXPERIENCE
Avery Dennison Corporation
- Chairman & CEO since March 2022
- Chairman, President & CEO from April 2019 to February 2022
- President & CEO from May 2016 to April 2019
- President & COO from November 2014 to April 2016
- Senior Vice President & CFO from June 2010 to October 2014; continued serving as CFO until March 2015
- Vice President, Global Finance & Chief Accounting Officer from March 2007 to May 2010

BOARD ROLES
Chairman

OTHER PUBLIC COMPANY BOARDS
Current:
  None
Past Five Years:
  None

SELECT SKILLS AND QUALIFICATIONS
Senior leadership experience
- Held roles of increasing responsibility at our company, including CAO, CFO, COO and CEO

Industry expertise and global exposure
- Served in positions in our primary business segments, including international assignments in Europe, gaining packaging, industrial goods and materials science industry expertise

Financial expertise
- Served as our CAO for 3 years and CFO for 5 years



PATRICK T. SIEWERT

Age 67

Director since April 2005

Independent

RECENT BUSINESS EXPERIENCE
The Carlyle Group, a global alternative investment firm
- Managing Director and Partner since April 2007

The Coca-Cola Company, a beverage company
- Executive Committee member and Group President, Asia, from August 2001 to March 2007

BOARD ROLES
Lead Independent Director
Governance Committee Chair
Audit Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
  Mondēlēz International, Inc.
Past Five Years:
  None

SELECT SKILLS AND QUALIFICATIONS
Industry expertise and global exposure
- Led division of global consumer goods company in beverage segment of consumer goods industry into which our Materials Group sells
- Work experience, citizenship and residency in Asia, region in which we generate substantial amount of sales and majority of our employees is located

Financial expertise
- Advises on investments in consumer goods businesses globally, particularly in Asia

U.S. public company board experience
- Concurrent service on one other board



WILLIAM R. WAGNER

Age 55

Director since October 2022

Independent

RECENT BUSINESS EXPERIENCE
GoTo Group, Inc. (formerly LogMeIn, Inc.), a provider of software as a service and cloud-based remote work tools
- President & CEO from December 2015 to January 2022
- President & COO from May 2013 to December 2015

BOARD ROLES
None

OTHER PUBLIC COMPANY BOARDS
Current:
  Akamai Technologies, Inc.
  Semrush Holdings, Inc.
Past Five Years:
  LogMeIn, Inc.

SELECT SKILLS AND QUALIFICATIONS
Senior leadership experience
- Led leading digital solutions company with $1+ billion in revenues, which will help guide us in advancing our digital strategic priorities

Industry expertise
- Substantial software and IT/technology expertise
- Significant cybersecurity knowledge and experience

U.S. public company board experience
- Concurrent service on two other boards and prior service on other boards

DIRECTOR COMPENSATION

In recommending non-employee director compensation to our Board, the Compensation Committee seeks to **target compensation at the median** of similarly sized companies with which we compete for director talent. **The majority of compensation is delivered in equity** to align director interests with those of our stockholders.

Median Target Compensation

The components of our annual non-employee director compensation program are summarized in the charts below and described thereafter.

ANNUAL NON-EMPLOYEE DIRECTOR COMPENSATION	
Target Grant Date Fair Value of Restricted Stock Units (RSUs)	**$170K**
Retainer	**$100K**
Match of Charitable/Educational Contributions	**$ 10K**
Additional Retainer for Lead Independent Director	$ 30K
Additional Retainer for Audit Committee Chair	$ 25K
Additional Retainer for Compensation Committee Chair	$ 20K
Additional Retainer for Governance Committee Chair	$ 20K



Our 2017 Incentive Award Plan limits the sum of the grant date fair value of equity awards and the cash compensation provided to any non-employee director during any calendar year to $600K. **In 2022, all then-serving non-employee directors except for our Lead Independent Director/Governance Committee Chair and our Audit Committee Chair received less than half this maximum compensation amount.**

Compensation Setting

Non-employee director compensation is generally reviewed by the Compensation Committee every three years. In February 2021, at the Compensation Committee's request, its independent compensation consultant analyzed trends in non-employee director compensation and assessed the market competitiveness of our program.

Using benchmark data from public filings of companies ranked in the Fortune 350-500, WTW recommended that the additional retainers for our Audit, Compensation and Governance Committee Chairs each increase by $5K and the target grant date fair value of our annual equity award to non-employee directors increase by $15K. These modest increases would bring total direct compensation for regular Board service to $270K (or $280K with the charitable match), the projected median of Fortune 350-500 companies in 2024, the next time the Compensation Committee plans to review non-employee director compensation. Giving consideration to, among other things, the advice of WTW, the Compensation Committee recommended to our Board that the additional retainers for our Audit, Compensation and Governance Committee Chairs be increased to $25K, $20K and $20K, respectively, and the target grant date fair value of the annual award of RSUs be increased to $170K.

Based on the recommendation of the Compensation Committee and further discussion, our Board approved the revised non-employee director compensation program, beginning as of the date of the 2021 Annual Meeting.

Stock Ownership Policy

Our stock ownership policy requires non-employee directors to own $500K of our company stock, 50% of which must be held in vested shares. Only shares owned directly or in a trust, deferred stock units (DSUs) and unvested RSUs, which are subject only to time-based vesting, count for these purposes. Our non-employee directors are prohibited from hedging or pledging our common stock.

All our non-employee directors have achieved the minimum ownership required by our stock ownership policy other than Mr. Wagner and Ms. Reverberi who were appointed to our Board in October 2022 and February 2023, respectively. **The average ownership of all other non-employee directors was ~11x the minimum required level at year-end 2022**. Based on our review of their written representations in our 2022 director questionnaire, none of our non-employee directors has hedged or pledged our common stock.

Equity Compensation

The annual equity award to non-employee directors consisted of RSUs that vest on the one-year anniversary of the grant date, consistent with the one-year term to which directors were elected. Unvested RSUs (i) fully vest upon a director's death, disability, retirement from our Board after reaching age 72 or termination of service within 24 months after a change of control and (ii) are cancelled in the event a director is not reelected by stockholders or leaves our Board, unless otherwise determined by the Compensation Committee. On May 1, 2022, each of our then-serving non-employee directors was awarded 930 RSUs with a grant date fair value of $167,232.

On October 27, 2022, in connection with his appointment to our Board on that date, Mr. Wagner received an award prorated for his months of service during the term ending at the Annual Meeting of 510 RSUs with a grant date fair value of $83,470. On February 22, 2023, in connection with her appointment to our Board on that date, Ms. Reverberi received an award of 155 RSUs based on a prorated value of $28,333.

In connection with his departure from our Board on the date of the 2022 Annual Meeting and as permitted by our 2017 Incentive Award Plan, the Compensation Committee determined (with him abstaining) to accelerate the vesting of the RSUs granted to former director Mark Barrenechea in May 2021 that were scheduled to vest a few days after his separation from our Board. In making its determination, the Compensation Committee noted that Mr. Barrenechea had served nearly the entire one-year term for which he had been elected by our stockholders.

Deferrable Cash Compensation

Annual retainers are paid semiannually and prorated for any director's partial service during the year. Directors are also reimbursed for travel expenses incurred to attend Board meetings and continuing director education events.

Our non-employee directors may choose to receive this compensation in (i) cash, either paid directly or deferred into an account under our Directors Variable Deferred Compensation Program (DVDCP), which accrues earnings at the rate of return of certain bond and equity investment funds managed by a third party; (ii) DSUs credited to an individual account pursuant to our Directors Deferred Equity Compensation Program (DDECP); or (iii) a combination of cash and DSUs. Directors are able annually to enroll in these programs for the following year; for 2022, none of our non-employee directors participated in the DVDCP and five of them participated in the DDECP. Dividend equivalents, representing the value of dividends paid on shares of our common stock calculated based on the number of DSUs held as of a dividend record date, are reinvested on the applicable payable date in the form of additional DSUs credited to director DDECP accounts.

When a participant in the DDECP ceases serving as a director, the dollar value of the DSUs in his or her account is divided by the closing price of our common stock on the last date of the director's service, with the resulting number of shares of our common stock issued to the director. Mr. Barrenechea's DDECP account was paid out to him in shares of our common stock after his departure from our Board in April 2022 in accordance with program terms.

Charitable Match

We match up to $10K per year of each non-employee director's documented contributions to charitable organizations or educational institutions.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Bradley A. Alford	$100,000	$167,232	$10,000	$277,232
Anthony A. Anderson	$100,000	$167,232	—	$267,232
Mark J. Barrenechea[4]	—	—	$10,000	$ 10,000
Ken C. Hicks	$100,000	$167,232	$10,000	$277,232
Andres A. Lopez	$100,000	$167,232	—	$267,232
Patrick T. Siewert	$150,000	$167,232	$10,000	$327,232
Julia A. Stewart	$120,000	$167,232	$10,000	$297,232
Martha N. Sullivan	$125,000	$167,232	$10,000	$302,232
William R. Wagner	$ 50,000	$ 83,470	$10,000	$143,470

[1] Mr. Butier does not appear in the table because he serves as CEO of our company and receives no additional compensation to serve as director or Chairman. Ms. Reverberi does not appear in the table because she was appointed to the Board in February 2023 and therefore received no compensation in our 2022 fiscal year. Amounts represent retainers earned as shown in the table below. At their election, the following directors had, for one or more years during their service, deferred compensation through the DDECP, with the following number of DSUs in their accounts as of December 31, 2022, the last day of our 2022 fiscal year: Mr. Alford – 21,471; Mr. Anderson – 12,641; Mr. Hicks – 15,063; Mr. Lopez – 1,459; Ms. Stewart – 42,550; and Ms. Sullivan – 12,951. Mr. Barrenechea's DDECP account was paid out to him in shares of our common stock after his departure from our Board in April 2022 in accordance with program terms.

Director	Board Leadership Roles	Board Retainer	Committee Chair Retainer	Lead Director Retainer
Alford		$100,000	—	—
Anderson		$100,000	—	—
Hicks		$100,000	—	—
Lopez		$100,000	—	—
Siewert	Lead Independent Director, Governance Committee Chair	$100,000	$20,000	$30,000
Stewart	Compensation Committee Chair	$100,000	$20,000	—
Sullivan	Audit Committee Chair	$100,000	$25,000	—
Wagner		$ 50,000	—	—

[2] Amounts reflect the grant date fair value of RSUs in accordance with Accounting Standards Codification Topic 718, Compensation, Stock Compensation) (ASC 718). Fair value was determined based on the fair market value of our common stock on the grant date, adjusted for foregone dividends. Each non-employee director serving at year-end 2022 held 930 unvested RSUs, except that Mr. Wagner held 510 unvested RSUs.

[3] Amounts reflect our match of documented contributions made to charitable organizations or educational institutions.

[4] Mr. Barrenechea left our Board on the date of the 2022 Annual Meeting. Although he served as a non-employee director for four months of the year, he received no cash fees during this time since fees for the second half of a non-employee director's term are paid in December of the previous year. In addition, he received no stock awards during the year, which are granted after the date of the Annual Meeting. However, in connection with his departure from our Board on the date of the 2022 Annual Meeting and as permitted by our 2017 Incentive Award Plan, the Compensation Committee determined to accelerate Mr. Barrenechea's RSUs granted in May 2021 that were scheduled to vest a few days after his separation from our Board. In accelerating the vesting, the Compensation Committee noted that he had served nearly the entire one-year term for which he had been elected by stockholders.

ITEM 2 — ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

After considering the preliminary voting results of the advisory vote on the frequency of say-on-pay votes at the 2017 Annual Meeting, our Board determined to continue holding say-on-pay votes annually, at least until the next advisory vote on the frequency of say-on-pay votes taking place at the Annual Meeting (see Item3).

The advisory vote is a vote to approve the compensation of our NEOs, as described in the *Compensation Discussion and Analysis* and *Executive Compensation Tables* sections of this proxy statement. It is not a vote on our general compensation policies or any specific element of compensation, the compensation of our non-employee directors, our CEO pay ratio or pay vs. performance disclosures, or the features of our compensation program designed to prevent excessive risk-taking as described in the *Risks Associated with Compensation Policies and Practices* section of this proxy statement.

The results of the advisory vote are not binding on our Board. However, in accordance with SEC regulations, the Compensation Committee will disclose its consideration of the results of the vote in the *Compensation Discussion and Analysis* section of our 2024 proxy statement.

Board Recommendation

We are committed to maintaining ongoing engagement with our stockholders to seek their feedback and discuss why we believe our executive compensation program aligns with our strategies and incents our leaders to deliver strong financial performance and consistent ESG progress, creating superior long-term, sustainable value for our customers, investors, employees and communities. **Our Board recommends that you vote FOR approval, on an advisory basis, of our executive compensation.** Properly dated and signed proxies will be so voted unless you specify otherwise.

ITEM 3 — ADVISORY VOTE TO APPROVE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

Stockholders are given an advisory vote on the frequency with which we will hold advisory votes to approve executive compensation at least once every six years. This is a non-binding vote as to whether the executive compensation vote should occur every one, two or three years. Stockholders may also abstain from this vote.

Our stockholders last voted on the frequency of executive compensation votes at the 2017 Annual Meeting. At a meeting held immediately before that meeting, our Board reviewed the preliminary voting results from stockholders. Based on that review and the Compensation Committee's recommendation, our Board determined to hold advisory stockholder votes to approve executive compensation every one year. **In determining to recommend that stockholders again vote for a frequency of every one year, our Board noted that this frequency reflects the prevailing market practice and most closely aligns with our processes that annually establish performance objectives, evaluate executive performance and grant LTI awards, as well as engage with stockholders on our executive compensation program.**

Stockholders are being asked to vote on the following resolution:

RESOLVED, that the Company's stockholders determine, on an advisory basis, the frequency with which we will hold advisory votes to approve the compensation of the Company's Named Executive Officers, among the following choices:

Choice 1 – every one year;
Choice 2 – every two years;
Choice 3 – every three years; or
Choice 4 – abstain from voting.

The advisory vote on the frequency of executive compensation votes is not binding on our Board. However, our Board will take into account the voting results in determining the frequency of future executive compensation votes. We will disclose the number of votes cast for each of the above choices and our frequency determination in a Current Report on Form 8-K filed with the SEC on or before May 3, 2023. We will also state the determined frequency in future proxy statements.

Board Recommendation

Consistent with our existing practice, our Board recommends a vote FOR a frequency of ONE year for advisory votes to approve executive compensation. Properly dated and signed proxies will be so voted unless stockholders specify otherwise. Stockholders may choose among the four choices, none of which may receive a majority of the votes cast. The choice that receives the plurality of the votes cast will be deemed to represent the non-binding vote of our stockholders.

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)

This CD&A* describes our executive compensation program and the decisions of the Compensation Committee (referred to in this CD&A as the "Committee") on 2022 executive compensation. It includes the sections shown below.

EXECUTIVE SUMMARY

Business Strategy Overview

We have consistently executed our business strategies, delivering long-term, sustainable value for our customers, investors and employees and improving the communities in which we operate. We believe that this value for our investors is best measured by our TSR and cumulative EVA, both of which are performance objectives used in our LTI program and inform how we set our goals for sales growth, operating margin improvement, asset efficiency, ROTC and capital allocation.

Our strategic pillars and 2022 achievements are shown on the following page. Our overriding focus remains on ensuring the long-term success of all of our stakeholders, and we have a clear set of strategies to deliver for them.

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* This CD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from the expected results, performance or achievements expressed or implied thereby. For a detailed discussion of these risks, see Part I, Item 1a, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our 2022 Annual Report on Form 10-K, filed on February 22, 2023 with the SEC (our "2022 Annual Report"). Stockholders should note that statements contained in this CD&A regarding our company and business performance targets and goals should not be interpreted as management's expectations, estimates of results or other guidance.

STRATEGIC PILLARS

1

Drive outsized growth in high-value categories

- We aim to increase, both organically and through acquisitions, the proportion of our portfolio in high-value products and solutions that serve markets that are growing faster than GDP, represent large pools of potential profit and leverage our core capabilities. These products and solutions include our Intelligent Labels that use RFID tags and inlays, specialty and durable label materials, graphics and reflective solutions, industrial tapes, external embellishments, and shelf-edge pricing, productivity and consumer engagement solutions.
- In 2022, **we achieved organic sales growth in high-value product categories that outpaced that of our base businesses,** with strong growth in external embellishments, specialty labels and Intelligent Labels, and expanded our position in high-value product categories by acquiring two companies and making venture investments in two other companies to advance our capabilities. Over the past five years, **we have more than tripled the size of our Intelligent Labels platform, reaching net sales of $0.8 billion in 2022.**

2

Grow profitably in our base businesses

- We strive to grow profitability in our base businesses by carefully balancing volume, price and mix; reducing complexity; and tailoring our go-to-market strategies
- In 2022, we continued our product reengineering efforts to drive productivity and mitigate the impact of rising input costs

3

Focus relentlessly on productivity

- We employ product reengineering and enterprise lean sigma to expand our margins, enhance our competitiveness (particularly in our base businesses) and provide a funding source for reinvestment to decrease our costs as a percentage of sales
- In 2022, **we delivered ~$26 million in pre-tax savings from restructuring actions, net of transition costs**

4

Effectively allocate capital

- We balance our investments in organic growth, productivity, and acquisitions and venture investments, while continuing to return cash to stockholders through dividends and share repurchases and ensure that we maintain ample capacity to invest
- In 2022, leveraging our strong balance sheet, **we invested $298.5 million in fixed and IT capital expenditures to support future growth; completed two acquisitions and made two venture investments for a total of $39.5 million; increased our quarterly dividend rate by ~10%; and repurchased $379.5 million in shares of our common stock**

5

Lead in an environmentally and socially responsible manner

- We aim to deliver innovations that advance the circular economy, reduce the environmental impact of our operations and supply chain, and offer value-creation opportunities. We also seek to make a positive social impact by building a more diverse workforce and inclusive and equitable culture, maintaining operations that promote health and safety, and supporting our communities.
- In 2022, **we made further progress toward our 2025 sustainability goals and activated plans and began measuring our progress toward our more ambitious 2030 sustainability goals**; reduced the environmental impact of our operations and invested in our strategic innovation platforms focused on digital solutions, material circularity and waste reduction/elimination; drove sustainable change in DEI; and leveraged the $10 million we contributed to ADF in 2020 to provide meaningful support for our communities

On Track to Deliver 2025 Financial Targets

In March 2021, we announced financial targets through 2025. As shown below, based on our results for the first two years of this five-year period, we are on track to deliver these commitments to our investors.

In 2021-2022, on a two-year compound annual basis (with 2020 as the base period), GAAP reported net sales, operating income, net income and EPS increased by 13.9%, 15.2%, 16.7% and 18.0%, respectively. GAAP reported operating margin in 2022 was 11.9%.

	2021-2025 Targets	2021-2022 Results[1]
Sales Growth Ex. Currency[2]	5%+	15.8%
Adjusted EBITDA Growth[2][3]	6.5%	13%
Adjusted EBITDA Margin	16%+ in 2025	15.1% in 2022
Adjusted EPS Growth[2]	10%	13.5%
ROTC	18%+	17.4% in 2022

ON TRACK TO ACHIEVE 2025 FINANCIAL TARGETS

[1]   Results for non-GAAP measures are reconciled from GAAP in the last section of this proxy statement.
[2]   Percentages for targets reflect five-year compound annual growth rates, with 2020 as the base period. Percentages for results reflect two-year compound annual growth rates, with 2020 as the base period.
[3]   Although adjusted EBITDA growth was not one of our original financial targets, it was implied by our sales growth ex. currency and adjusted EBITDA margin targets.

2022 Financial Performance

In 2022, we achieved impressive results despite the extremely challenging environment we faced during the year. Highlights of our financial performance are shown below.

NET SALES

$9.0B

Reported sales increased by 7.5% from $8.4 billion in 2021; sales ex. currency grew by 13.1%, driven by higher prices and the impact of acquisitions

EPS

$9.21

Reported EPS increased by 4.3%; adjusted EPS increased by 2.7% to $9.15, which was below the low end of the $9.35 to $9.75 annual guidance range we provided to investors in February 2022, primarily reflecting significant currency movements during the year

CASH FROM OPERATING ACTIVITIES

$961.0M

We used free cash flow of $667.3 million to acquire two companies, make two venture investments, pay dividends of $238+ million and repurchase 2.2 million shares of our common stock

NET INCOME

$757.1M

Achieved ROTC of 17.4% in 2022

Effective Capital Allocation

We have invested in our businesses to support organic growth and acquired companies that expand our capabilities in high-value product categories, increase our pace of innovation and advance our sustainability initiatives. Our fixed and IT capital spending in 2022 was ~10% higher than in 2021, primarily reflecting our continued investment in high-value categories, particularly our fast-growing Intelligent Labels platform. During the year, we acquired TexTrace and Rietveld, adding capabilities in high-value product categories. We also made two venture investments in companies developing technological solutions that we believe have the potential to advance our strategies.

In 2022, we paid $238.9 million in dividends of $2.93 per share and repurchased 2.2 million shares of our common stock. **We raised our quarterly dividend rate by ~10% in April 2022.**

As shown below, **over the last five years, we have deployed nearly $2 billion to acquisitions and venture investments and over $2 billion to dividends and share repurchases**.



Capital Allocated to Dividends, Share Repurchases and Acquisitions

* Includes venture investments.

TSR Outperformance

Our TSR in 2022 was negative, reflecting the broad financial market downturn and consistent with the TSR of both the S&P 500 and the median of the S&P 500 Industrials and Materials subsets. More important, both our three- and five-year TSR outperformed these two comparator groups.



5-Year Cumulative TSR

1-, 3- and 5-Year TSR

	AVY	S&P 500	S&P Indus. & Mats.*
2018	(20)%	(4)%	(15)%
2019	49%	32%	34%
2020	21%	18%	17%
2021	41%	29%	24%
2022	**(15)%**	**(18)%**	**(11)%**
3-Year TSR	**45%**	**25%**	**32%**
5-Year TSR	**72%**	**57%**	**64%**

* Based on median of companies in both subsets as of December 31, 2022

2022 Say-on-Pay Vote and Feedback During Stockholder Engagement

At the 2022 Annual Meeting, our executive compensation was approved, on an advisory basis, by ~95% of the shares represented and entitled to vote. The level of support we received was consistent with the high approval rates we have received in recent years. **The Committee believes that these strong say-on-pay vote results, as well as the feedback we received during our 2022 engagement with stockholders, reflects investor support of our executive compensation program and our consistently improving CD&A disclosure.**

In 2022, we continued our active engagement with stockholders regarding executive compensation and talent management. The Committee makes changes to our executive compensation program when appropriate to address feedback from our stockholders or more closely align the program with our financial profile, business strategies and ESG priorities. We believe this ongoing review and the actions taken over time demonstrate the Committee's commitment to paying for performance and being responsive to investor feedback.

Strong ESG-Executive Compensation Linkage

In recent years, in part due to investor interest, the Committee has engaged in frequent discussions with its compensation consultant, WTW, and management and reviewed market practices regarding ESG-executive compensation linkage. The Committee noted that our strategic pillars include leading in an environmentally and socially responsible manner, and it aims to approve executive compensation that reflects our strategies and incents achievement of company goals.

The Committee has determined that our existing compensation practices and talent management priorities reflect our ESG strategies, hold our leaders accountable and reward results. The Committee has made, among other things, the observations described below.

- **Approximately one-third of the measures on our 2022 business group scorecards related to ESG,** incenting our leaders to achieve these objectives and providing visibility and accountability to ensure continuous improvement. These scorecards help surface any ESG underperformance relative to our goals and offer an assessment tool in year-end performance discussions.

- **Our senior leadership, including our NEOs and Vice Presidents, have accountability for driving our ESG progress.** In making their compensation decisions, our managers consider not only financial or business achievements, but also an individual's success in advancing our ESG priorities, consistent with our company's values and strategies.

- Although the AIP financial modifier does not include ESG metrics, our financial performance in part reflects our ESG progress and a key component in determining an AIP award is the individual modifier, which reflects an overall qualitative assessment of performance. **In determining their 2022 AIP awards, the Committee discussed the ESG achievements of our NEOs in assessing their performance and determining their individual modifiers.**

- **Diversity and Sustainability are two of our company's values.** Our annual Leadership Excellence Awards are granted to individuals and teams globally in each of these categories, with awardees receiving at least a 120% individual modifier on their AIP award, subject to the overall AIP award cap of 200%. In 2022, 68 employees received awards for either diversity or sustainability, with 17 additional individuals recognized for their work in their communities.

The Committee recognizes that our financial success in recent years has been inextricably linked to our substantial ESG progress. **We have consistently innovated more sustainable solutions, which have provided significant competitive advantage, helping fuel our success in the marketplace and deliver strong performance for all our stakeholders.** While our compensation programs have had a role in advancing our ESG progress, we are working to advance our journey primarily because we believe that our company can have a long-term positive impact on people and our planet.

After discussing benchmark data on market practices with management and WTW, the Committee noted that the majority of S&P 500 companies report considering ESG performance in their executive compensation programs, with most doing so in ways similar to the way in which we do. The Committee has committed to regularly reviewing evolving stakeholder expectations and market practices, and reevaluating the continued appropriateness of its approach. **In the fourth quarter of 2022, reflecting on the results of our stockholder engagement program and market practices, the Committee determined for the time-being to maintain its current approach to the consideration of ESG matters in approving executive compensation.**

2022 Named Executive Officers (NEOs)

In this CD&A and the *Executive Compensation Tables* section of this proxy statement, we provide compensation information for our 2022 NEOs, who are identified in the chart below. Mr. Stander began serving as President/COO, effective March 1, 2022; in connection with Mr. Stander's promotion, Mr. Butier ceased serving in the capacity of President. References in this CD&A to Level 2 NEOs are to Messrs. Stander and Lovins and references to Level 3 NEOs are to Ms. Baker-Nel and Mr. Walker.

NEOs

Name	Title at YE 2022
Mitchell R. Butier	Chairman & Chief Executive Officer
Deon M. Stander	President & Chief Operating Officer
Gregory S. Lovins	Senior Vice President & Chief Financial Officer
Deena Baker-Nel	Senior Vice President & Chief Human Resources Officer
Ignacio J. Walker	Senior Vice President & Chief Legal Officer

Overview of Pay Philosophy and Executive Compensation Components

Our executive compensation program reflects the Committee's philosophy that a substantial majority of compensation should be tied to our success in achieving our financial objectives and creating stockholder value, providing higher realized compensation when we deliver superior, sustained performance. The objectives of this strategy are to motivate our executives to achieve our annual and long-term financial goals, giving consideration to their achievement of their objectives and individual performance.

The Committee implements its pay-for-performance philosophy as follows:

- Establishing target TDC to incent strong operational and financial performance and stockholder value creation, giving consideration to median pay at similarly sized companies, role responsibilities, individual performance, tenure, retention and succession

- Aligning our annual incentives for executives with our company's annual operating plan and financial goals for the year

- Rewarding long-term performance using absolute and relative TSR, as well as our company's cumulative EVA, to focus our executives on delivering consistent and sustainable stockholder value creation

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Incentive compensation consists of target award opportunities under our AIP and our LTI compensation program, with payouts determined based on our performance against objectives established by the Committee. The Committee structures annual incentive compensation to reward NEOs primarily based on company performance to align their compensation with stockholder interests, while also giving consideration to their individual contributions. With respect to the AIP, **our adjusted EPS target was established above the midpoint of the annual guidance we gave to our investors and our top-line and cash flow targets were set consistent with our goals for the year; in each case, they were consistent with achievement of our long-term financial goals. Our LTI awards provide higher realized compensation for exceeding performance targets and downside risk (up to and including cancellation) for failing to achieve threshold performance, with EVA targets that are consistent with our long-term goals for earnings growth and ROTC.** The elements of 2022 TDC for our NEOs are shown on the following page.

ELEMENTS OF TARGET TDC FOR NEOs



Base Salary
- Generally set around market median

AIP Award

- Adjusted EPS 60%
- Free Cash Flow 20%
- Adjusted Sales Growth 20%

ANNUAL

LTI Awards

50%

Performance Units (PUs)
- 50% Relative TSR
- 50% Cumulative EVA
- 3-year cliff vesting

50%

Market-leveraged Stock Units (MSUs)
- 100% Absolute TSR
- 4-year ratable vesting
- Avg. performance period of 2.5 years

LONG-TERM

As shown in the graph below, the substantial majority of 2022 NEO target TDC was performance-based, meaning that they may not ultimately realize the value of at-risk TDC components if we fail to achieve the designated performance objectives.

2022 Target TDC

□ Performance-Based Compensation



Mr. Butier
- MSUs 35%
- PUs 36%
- AIP Award 17%
- Base Salary 12%

Mr. Stander*
- MSUs 31%
- PUs 32%
- AIP Award 16%
- Base Salary 21%

Mr. Lovins
- MSUs 29%
- PUs 29%
- AIP Award 18%
- Base Salary 24%

Ms. Baker-Nel
- MSUs 21%
- PUs 21%
- AIP Award 19%
- Base Salary 39%

Mr. Walker
- MSUs 21%
- PUs 21%
- AIP Award 19%
- Base Salary 39%

CEO'S 2022 TARGET TDC 88% PERFORMANCE-BASED

* Excludes special one-time award of RSUs with a grant date fair value of $1,429,469 made in connection with Mr. Stander's promotion to President/COO.

As shown in the graph below, our CEO's compensation, as reported in the Total column in the *Summary Compensation Tables* for the last four years, generally reflected our cumulative TSR.



Five-Year CEO Pay and Cumulative TSR

CEO Pay ($M): 2018 $8.7, 2019 $8.5, 2020 $8.7, 2021 $12.4, 2022 $9.1

AVY TSR Indexed to $100: 12/31/2017 $100, 2022 $172

Legend: CEO Pay ($M) ■ AVY TSR Indexed to $100 ▬

Strong Compensation Governance Practices

Our executive compensation program incorporates the best practices shown below and on the following page, which the Committee believes ensure that it serves the long-term interests of our stockholders.

Policy or Best Practice		Description
PAY FOR PERFORMANCE		
Compensation Primarily Performance-Based	✓	88% of 2022 CEO target TDC and 73% of average 2022 target TDC of other NEOs tied to company performance
Capped Annual Incentive Set Considering Guidance and Long-Term Targets	✓	AIP award based on achieving adjusted EPS at or above midpoint of annual guidance and other performance objectives consistent with annual financial goals, subject to limited upward and unlimited downward discretion based on Committee's assessment of performance of CEO and COO against predetermined strategic objectives and other NEOs' individual contributions; awards capped at 200% of target and individual modifiers for NEOs generally capped at 100%
Majority Long-Term Equity Incentive Compensation	✓	LTI awards prioritize long-term performance, with PUs cliff-vesting in 3 years and MSUs vesting over 1-, 2-, 3- and 4-year performance periods; realized compensation based on long-term performance and stockholder value creation
Strategic Targeting	✓	TDC (base salary + target AIP opportunity + target LTI opportunity) set to incent strong performance and value creation, giving consideration to pay at similarly sized companies, role responsibilities, performance, tenure, retention and succession
No Annual Stock Options	✓	Last made regular grant of stock options in 2012, though stock options may be granted for special purposes such as promotion
COMPENSATION BEST PRACTICES		
No Employment Contracts	✓	NEOs employed at-will
Rigorous Stock Ownership Policy	✓	CEO required to maintain ownership of 6x his base salary and owned 8x his requirement at YE 2022; Level 2 NEOs and Level 3 NEOs required to maintain ownership of 3x and 2x of base salary, respectively
No Hedging or Pledging	✓	Insider trading policy prohibits officers and employees from hedging – and officers from pledging – AVY common stock and all NEOs complied during 2022
Limited Trading Windows	✓	NEOs may only transact in our common stock during approved trading windows after satisfying clearance requirements, including certifying continued compliance with our stock ownership policy
Median Burn Rate	✓	Three-year average burn rate of 0.51% at YE 2022, in line with 50th percentile of S&P 500 companies
Clawback Policy	✓	Incentive compensation subject to clawback in event of fraud or other intentional misconduct that necessitates accounting restatement; policy to be revised in 2023 to reflect recently issued SEC rules
No Excise Tax Gross Ups	✓	No gross-up payments for excise taxes for termination following change of control
Double Trigger Equity Vesting	✓	Equity awards not accelerated on change of control, unless CEO or Level 2 NEO is terminated without cause or terminates employment for good reason within 24 months following change of control

Policy or Best Practice	Description
No Repricing/Exchange of Stock Options	✓ No repricing or exchange of underwater options without stockholder approval
Limited Perquisites	✓ Other than capped financial planning reimbursement only for CEO and Level 2 NEOs and payment for annual physical examinations, NEOs receive flat taxable executive benefit allowances not subject to tax gross-up
Reasonable Severance Benefits	✓ Severance for qualifying termination: *CEO:* 2x (annual salary + target AIP award for year of termination + cash value of annual health insurance premium) *All other NEOs:* 1x (annual salary + target AIP award for year of termination + cash value of annual health insurance premium)
Limited Change of Control Benefits	✓ Enhanced severance for qualifying termination within 24 months following a change of control: *CEO:* 3x (annual salary + target AIP award for year of termination + cash value of annual health insurance premium) + prorated target AIP award for year of termination *Level 2 NEOs only:* 2x (annual salary + target AIP award for year of termination + cash value of annual health insurance premium) + prorated target AIP award for year of termination
STRONG GOVERNANCE	
Independent Oversight	✓ Committee comprising independent directors with executive compensation decisions
Expert Compensation Consultant	✓ WTW is independent, free of conflicts of interest and provides Committee with expert executive compensation advice

SUMMARY OF COMPENSATION DECISIONS FOR 2022

The Committee approves executive compensation to pay for performance, with the target TDC of NEOs established to incent strong financial performance and stockholder value creation. Compensation is predominantly performance based, meaning that our executives may not ultimately realize some or all of the at-risk components of TDC if we fail to achieve our financial objectives. **In 2022, ~88% and ~73% of the target TDC of our CEO and the average of our other NEOs, respectively, was performance based.**

In determining 2022 NEO compensation – in addition to navigating the challenging environment, including currency movements, supply chain disruptions and rising inflation – the Committee considered the factors described below.

- **Annual Company Performance** – Our company's 2022 adjusted sales growth, adjusted EPS and free cash flow

- **Stockholder Returns** – Our TSR on an absolute basis, as well as relative to a designated group of peer companies

- **Individual Performance** – Their performance against the predetermined strategic objectives established at the beginning of the year for our CEO and COO and the individual contributions of our other NEOs

- **Market Competitiveness** – Pay practices and company performance relative to the market

- **Investor Feedback** – The results of our 2022 say-on-pay vote and any feedback on executive compensation received during our stockholder engagement program

The key elements of 2022 NEO target TDC are described in the table shown on the following page. **While we provide consistent, market-competitive target TDC opportunities for our NEOs, the actual compensation they realize each year varies based primarily on our financial performance**.

2022 EXECUTIVE COMPENSATION SUMMARY

Component	Decisions Impacting 2022 Compensation
BASE SALARY 12% of TDC for CEO; Avg. 27% of TDC for Other NEOs	As planned, Mr. Butier received no base salary increase in 2022. Mr. Stander received an increase of 23% in connection with his promotion to President/COO and Mr. Lovins received an increase of 6% to be more consistent with the market. After each having served more than a full year in their respective positions, the base salaries of Ms. Baker-Nel and Mr. Walker increased by 10% to be more consistent with market salaries for their global functional roles.
TARGET AIP AWARD 17% of TDC for CEO; Avg. 18% of TDC for Other NEOs	In connection with his promotion to President/COO, Mr. Stander's target AIP opportunity increased from 60% of base salary to 75% of base salary. There were no other changes to NEO target AIP opportunities in 2022. Company performance resulted in financial modifier of 58% for all NEOs.

TARGET LTI AWARD (50% PUs, 50% MSUs)
 	
71% of TDC for CEO;
Avg. 55% of TDC for Other NEOs
	LTI Awards Granted in 2022
	• In connection with his promotion to President/COO, Mr. Stander's target AIP opportunity increased from 180% of base salary to 300% of base salary. There were no other changes to NEO target LTI opportunities in 2022.
	
	• 50% in PUs that cliff-vest at the end of three-year period with payouts ranging from zero to 200% based on the achievement of the cumulative EVA and relative TSR performance objectives. Payout for the TSR component is capped at 100% of target for any three-year performance period in which absolute TSR is negative. There were no changes to PU performance objectives or weightings for 2022, except that Mr. Stander's PUs were tied to company performance rather than the performance of the RBIS business he led before his promotion to President/COO.
	
	• 50% in MSUs that vest based on absolute TSR over one-, two-, three- and four-year performance periods, with an average performance period of 2.5 years. Performance criteria are as follows: (i) threshold performance level, which results in payout at vesting of 85%, is TSR of (15)%; (ii) target performance level, which results in a payout at vesting of 100%, requires TSR of 10%; and (iii) maximum performance level, which results in payout at vesting of 200%, requires TSR of 75%. There were no changes to MSU performance criteria for 2022.
	
	LTI Awards Vesting at YE 2022
	• **2020-2022 PUs:** Our 2020-2022 TSR was at the 81st percentile relative to the objectively determined peer group established in February 2020, resulting in a payout of 200% on that performance objective for all NEOs. Our company's cumulative EVA was $1,217.2 million, resulting in a payout of 200% on that performance objective for all NEOs other than Mr. Stander. Cumulative EVA for RBIS was also 200% of target, resulting in a payout of 200% on that performance objective for Mr. Stander, whose PUs were tied to RBIS since he led that business at the time of grant. The 2020-2022 PUs paid out at 200% for all NEOs.
	
	• **MSUs Vesting at YE 2022**
	  • **4th Tranche of MSUs granted in 2019**
	    2019-2022 Absolute TSR of 113%
	    Paid out at 200% of target
	  • **3rd Tranche of MSUs granted in 2020**
	    2020-2022 Absolute TSR of 52%
	    Paid out at 164% of target
	  • **2nd Tranche of MSUs granted in 2021**
	    2021-2022 Absolute TSR of 24%
	    Paid out at 121% of target
	  • **1st Tranche of MSUs granted in 2022**
	    2022 Absolute TSR of (7)%
	    Paid out at 90% of target

In addition to the elements of our executive compensation program described above, we also provide our NEOs with limited perquisites and benefits that the Committee believes are comparable to those offered by other multinational public companies.

DISCUSSION OF COMPENSATION COMPONENTS AND DECISIONS IMPACTING 2022 EXECUTIVE COMPENSATION

The Committee aims to have base salaries at or around median pay at similarly sized companies, with the substantial majority of NEO compensation consisting of incentive compensation that delivers higher realized compensation when our financial performance is stronger and lower realized compensation when our financial performance is weaker.

Base Salary

Increases in base salary for NEOs are generally based on performance and market comparisons for positions with similar scope and responsibility. As planned, Mr. Butier's base salary did not increase in 2022. In connection with his promotion to President/COO, Mr. Stander's base salary increased by 23% in 2022 and Mr. Lovins received an increase of 6% to be more consistent with the market. After having served more than a full year in their respective positions, the base salaries of Ms. Baker-Nel and Mr. Walker increased by 10% to be more consistent with the market salaries for their global functional roles.

NEO BASE SALARIES

NEO	2022 YE Base Salary
Butier	$1,200,000
Stander	$ 700,000
Lovins	$ 700,000
Baker-Nel	$ 457,600
Walker	$ 467,913

2022 AIP Awards

The 2022 AIP was designed to incent management to create long-term stockholder value. **NEOs are not eligible for guaranteed AIP awards.** AIP awards are determined for each fiscal year using the formula below. Individual modifiers for NEOs are generally capped at 100% although the Committee retains the discretion to determine higher individual modifiers to reward individual performance, including for their ESG-related achievements, up to 150%.



Target AIP Opportunities

There were no changes to NEO target AIP opportunities, except that Mr. Stander's target AIP opportunity increased from 60% of base salary to 75% of base salary in connection with his promotion to President/COO, consistent with market practices for similar roles.

NEO TARGET AIP OPPORTUNITIES

NEO	AIP Opportunity (% of YE Base Salary)
Butier	140%
Stander	75%
Lovins	75%
Baker-Nel	50%
Walker	50%

AIP Performance Objectives and Weightings; Target-Setting Principles

The performance objectives and weightings shown below for the 2022 AIP were established by the Committee, which were consistent with the approach used in 2021 to continue incenting our NEOs to grow sales, improve profitability and generate strong cash flow. Our CEO, CFO, CHRO and other members of management participated during the portion of the meeting during which the Committee reviewed and recommended performance objectives for the AIP and assessed our performance against these objectives.

2022 AIP PERFORMANCE OBJECTIVES

Objective	Description
Adjusted Sales Growth (20%)	Focuses management on top-line growth, a key contributor to sustained long-term value creation
Adjusted EPS (60%)	Primary driver of stockholder value creation and measure we use to provide annual guidance to investors; focuses management on profitable growth and expense control
Free Cash Flow (20%)	Cash available after investment in our business, which we can deploy for acquisitions, venture investments, dividends and share repurchases; focuses management on improving capital efficiency, including working capital

Consistent with prior year, the threshold payout levels for the adjusted sales growth and free cash flow performance objectives were set at 50% and the threshold payout level for the adjusted EPS performance objective was set at 0%. For all performance objectives, the target payout level is 100% and the maximum payout level is 200%. In setting 2022 AIP targets, the Committee aimed to ensure consistency with our 2021-2025 financial targets, considering the factors described below.

- Target adjusted sales growth, reflecting sales growth ex. currency excluding the impact of acquisitions included in our annual operation plan, of 12.8% ($9,229M) was consistent with our 2021-2025 sales growth ex. currency target of 5%+ but below our 2021 sales growth ex. currency result of 18.6% due to the extraordinary impact of COVID-19 in 2020, which resulted in year-over-year comparisons that were substantially greater than what they otherwise would have been.

- Target adjusted EPS of $9.60 was set above the midpoint of the annual guidance we provided to investors in February 2022, consistent with our 2021-2025 compound annual growth target of 10%, and 8% higher than our 2021 result of $8.91.

- Although we did not externally communicate a free cash flow target as part of our 2021-2025 financial goals, our plan at the beginning of 2022 was to deliver free cash flow of $700+ million. Target for free cash flow was set below the record free cash flow we achieved in 2021, primarily reflecting our planned investment in high-value product categories and innovation growth platforms, particularly Intelligent Labels.

2022 AIP TARGETS VS. LONG-TERM TARGETS AND 2021 RESULTS

	2021-2025 Long-Term Target	2021 Results	2022 AIP Target
Sales Growth Ex. Currency	5%+	18.6%	12.8% ($9.229M)*
Organic Sales Growth	—	15.6%	9.5%
Adjusted EPS Growth	10%	$8.91	$9.60 (8% over 2021 results)
Free Cash Flow	N/A	$797.7M	$725M

* Represents AIP target for adjusted sales growth

Financial Modifiers

AIP financial modifiers are capped at 200%. In evaluating our achievement of these performance objectives, the Committee has the discretion to exclude the impact, positive or negative, of extraordinary items such as acquisitions and divestitures; restructuring and integration actions not included in our annual net income plan; currency translation fluctuations; changes in accounting principles, tax codes or related regulations and rulings; extraordinary events such as natural disasters, outbreaks of epidemiological disease, terrorism and war; costs related to the early extinguishment of debt and pension plan terminations; costs of litigation outside the normal course of business; and non-cash charges associated with the impairment of long-lived assets.

The table below shows the 2022 AIP financial modifier for our NEOs. **As shown, the target level of 100% was exceeded for the adjusted sales growth performance objective, the threshold level of 0% was exceeded for the adjusted EPS performance objective, and the threshold level of 50% was not achieved for the free cash flow performance objective.**

2022 AIP FINANCIAL MODIFIER

Performance Objective	Weighting	Threshold[1]	Target (100%)	Maximum (200%)	2022 Actual	Modifier	Weighted Average Modifier
Adjusted Sales Growth[2]	20%	$9,087M	$9,229M	$9,528M	$9,408M	149%	30%
Adjusted EPS[3]	60%	$8.95	$9.60	$10.56	$9.24	46%	28%
Free Cash Flow[4]	20%	$700M	$725M	$845M	$667M	0%	0%
Financial Modifier							**58%**

[1] Threshold for adjusted sales growth and free cash flow set at 50%; threshold for adjusted EPS set at 0%.

[2] Reflects reported net sales of $9,039.3 million, adjusted for the impact of currency translation since the target was set, removing the impact of new acquisitions, and excluding the impact of reduced sales due to the Russian war in Ukraine.

[3] Reflects reported net income per common share, assuming dilution, of $9.21, adjusted for restructuring charges and other items of $0.06, removing the combined ($0.09) impact of acquisitions completed after the targets were set and the Russian war in Ukraine.

[4] Reflects net cash provided by operating activites of $961.0 million, minus purchases of property, plant and equipment of $278.1 million and software and other deferred charges of $20.4 million, plus proceeds from sales of property, plant and equipment of $2.3 million, plus proceeds from insurance and sales (purchases) of investments, net, of $1.9 million, plus payments for certain acquisition-related transaction costs of $0.6 million.

NEO Performance Evaluations and Individual Modifiers

Our NEOs are evaluated on their individual performance for the year. The Committee approved the strategic objectives of our CEO and COO, and our CEO approved the goals of our other NEOs, in each case in February 2022. In February 2023, the Committee evaluated the performance of our CEO and COO against their strategic objectives; for our other NEOs, this assessment considered the totality of their performance.

Individual modifiers for all participants are capped at 150%, subject to the total cap on AIP awards of 200%. Although it retains the discretion to determine individual modifiers of up to 150%, the Committee has determined that the individual modifiers for our NEOs should generally be capped at 100%.

The Committee evaluated the 2022 performance of our CEO and COO, giving consideration to their leadership navigating sizable currency movements, pandemic-driven challenges in China, the Russian war in Ukraine, rising inflation and supply chain disruptions; our financial results for the year; their performance against their strategic objectives established in February 2022; and their performance self-assessment discussed with the Committee in February 2023. The Committee determined the individual modifiers for our CEO and COO based on its assessment of their respective performance.

For 2022, the Committee determined that – although we did not achieve target adjusted EPS or threshold free cash flow – our CEO and COO successfully steered our company through the challenging environment described above. Our shortcoming in achieving our adjusted EPS objective was entirely due to currency translation (which lowered the value of our results from international operations as measured in U.S. dollars) and the impact of lower demand due to COVID-related lockdowns in China – both of which were outside management's control – and our decision to exit the Russia market after the invasion of Ukraine. Overall, our CEO and COO exceeded their strategic objectives by meeting or surpassing the substantial majority of their individual strategic objectives. These strategic objectives did not have assigned weightings, reflecting the Committee's expectation that our CEO and COO deliver on all fronts. Our CEO's performance evaluation is shown on the following page.

2022 CEO PERFORMANCE EVALUATION

Strategic Objective	Evaluation
Drive outsized growth in high-value categories – Achieve targeted percentage of growth in Intelligent Labels, assuming continued recovery in its end markets	Exceeded objective for organic sales growth in high-value-categories; secured supply of integrated circuits crucial to our RFID-enabled Intelligent Labels platform and oversaw key commercial programs that position our company for accelerated Intelligent Labels growth in 2023; formed Food Advisory Council and Digital Advisory Council – in each case including current directors and third-party experts – to provide industry expertise and guidance to management as we seek to expand our capabilities and accelerate our push to drive outsized growth in high-value categories
Grow profitably in our base businesses – Minimize supply chain disruptions and adjust prices to reflect inflation	Achieved overall growth and profitability objectives in base businesses, although volumes were below expectations due to market conditions; managed and overcame impact of supply chain disruptions to ensure we were able to meet surging demand in mid-2022; and oversaw strategies and implementation of pricing actions to mitigate impact of rising inflation
Focus relentlessly on productivity – Deploy product reengineering and enterprise lean sigma to expand margins, enhance competiveness and provide a funding source for reinvestment	Exceeded targeted amount of savings from restructuring actions and, as inventory destocking in Q4 significantly impacted volumes, activated scenario plans to reduce costs in a recessionary environment
Allocate capital effectively – Invest targeted amount in accelerated growth platforms of Intelligent Labels, innovation and digital infrastructure, and continue to build M&A pipeline and integrate acquisitions	Invested targeted amount in high-value growth platforms and continued to build M&A pipeline, completing two acquisitions in 2022, agreeing to make additional acquisition in early 2023, and expanded pipeline of potential acquisition targets that can improve our capabilities in high-value categories, increase our pace of innovation and advance our sustainability initiatives
Lead in an environmentally and socially responsible manner – Progress innovation strategy and deployment program with emphasis on digital solutions and environmental sustainability; continue to reduce GHG emissions and formalize plan to reduce scope 3 emissions; progress cybersecurity strategy and deployment program to achieve targeted maturity level; further increase leadership diversity; and continue enhancing ESG reporting/transparency and integrate TCFD framework into enterprise ERM program	Reduced absolute GHG emissions by ~6% in 12 months through Q3 2022 and engaged CDP to formalize plan to further reduce scope 3 GHG emissions; enhanced cybersecurity preparedness; significantly increased percentage of women executives and, in the U.S., racially/ethnically diverse executives; continued enhancing ESG transparency, with improved scores from key ESG rating agencies, and completed benchmarking to develop plans to ensure timely TCFD compliance; and developed plans to form Environmental Sustainability Advisory Council to provide guidance to management in advancing our sustainability initiatives
Refine/Execute leadership succession plans – Progress leadership succession strategy to ensure ready-now CEO successors over multiple time horizons; provide targeted support and development for President/COO in new role; and refine/execute executive leadership development plans with focus on newly appointed leaders within our Materials and Solutions businesses	Progressed CEO succession strategy, identifying ready-now successors over multiple time horizons; mentored President/COO and provided development opportunities to key leaders within each segment; and refined and executed development plans for leadership, promoting senior leader to serve as Materials Group President and advancing Company Leadership Team complementarity
Individual Modifier Based on Evaluation	**100%**

Our COO's performance evaluation is shown below.

2022 PRESIDENT/COO PERFORMANCE EVALUATION

Strategic Objective	Evaluation
Drive outsized growth in high-value categories – Deliver above-average organic growth in LGM's graphics and specialty groups; achieve targeted levels of growth in RBIS' external embellishments business and Intelligent Labels; and manage IHM through challenging macroeconomic environment for industrial and automotive products	Achieved GDP+ organic sales growth in graphics and specialty categories, outpacing growth in base businesses; exceeded target level of external embellishment growth and delivered target level of Intelligent Labels organic sales growth; implemented pricing actions in IHM's industrial and automotive product categories to offset impact of significant inflation; and launched roadmap to integrate IHM into LGM to form Materials Group
Grow profitably in our base businesses – Minimize supply chain disruptions and adjust prices to reflect inflation; stabilize LGM share in North America and Europe, Middle East and North Africa (EMENA), while maintaining LGM share in other regions; maintain share in base RBIS categories (adjusted for Intelligent Labels); and accelerate near-term productivity in IHM, achieving targeted EBIT margin and positive EVA for 2022	Successfully managed significant supply chain disruptions to deliver service-level commitments; implemented pricing actions to mitigate impact of inflation; maintained share position in LGM North America, Asia Pacific and Latin America regions, but unable to stabilize share in LGM EMENA (excluding impact of Russian war in Ukraine); maintained share in base RBIS categories; and delivered positive 2022 EVA in IHM, despite below-target EBIT margin
Focus relentlessly on productivity – Deliver targeted amount of savings from restructuring actions; execute key cost-saving projects in RBIS; and achieve LGM North America operational productivity targets	Exceeded targeted level of savings from restructuring actions; achieved goals for key RBIS cost-saving projects; and delivered material reengineering productivity objectives to help offset impact of significant inflation in LGM North America although supply chain disruptions impacted ability to achieve operational productivity targets
Allocate capital effectively – Invest within targeted range in capital expenditures; continue to drive operating working capital productivity and invest targeted amount in accelerated growth platforms of Intelligent Labels, innovation and digital infrastructure; and continue to build M&A pipeline and integrate acquisitions	Intentionally and appropriately underspent targeted level of capital expenditures in base businesses given challenging environment, prioritizing investments in high-value categories; drove operating working capital productivity, satisfying service-delivery requirements but not achieving inventory working capital goal due to supply chain disruptions; invested targeted amount in Intelligent Labels and digital infrastructure; and continued to build and execute on M&A pipeline, making two value-accretive acquisitions to advance our strategic priorities
Lead in an environmentally and socially responsible manner – Progress innovation strategy and deployment program with emphasis on environmental sustainability and digital solutions; continue to reduce GHG emissions and formalize plan to reduce scope 3 emissions; deploy accelerated roadmap to enable greater recyclability of consumer product goods; and further increase leadership diversity	Exercised accountability to deliver progress in innovation in digital and environmental sustainability initiatives, providing strategic direction to key business leaders; achieved ~54% reduction in GHG emissions compared to 2015 baseline and formalized plans for scope 3 GHG emissions reduction; developed roadmap to address opportunities to better improve recyclability of consumer product goods; and improved female representation in manager+ positions, enabling achievement of goal well before 2030 target
Refine/Execute leadership succession/development plans – Refine/execute executive leadership development plans and execute personal immersion plan into Materials businesses	Mentored and promoted key leaders, resulting in appointments of Materials Group President and new leader of Materials Group EMENA; immersed himself into Materials businesses, helping shape go-forward strategies and innovation plans, engaging in monthly and quarterly business reviews, and visiting key sites to engage with leadership and team members more broadly
Individual Modifier Based on Evaluation	**100%**

The Committee Chair, together with our Lead Independent Director, discussed with our CEO the feedback from discussions of the Committee and our full Board regarding his 2022 performance. Our Chairman/CEO provided his feedback, as well as that of the Committee and our full Board, to our COO.

Our CEO recommended to the Committee the individual modifiers for our other NEOs based on his assessment of their 2022 performance. The Committee considered our CEO's recommendations, retaining the discretion to approve individual modifiers for them different than what our CEO had recommended. Other than discussing with our CEO their individual performance, our other NEOs played no role in their compensation determinations. In determining the individual modifiers for our other NEOs, the Committee noted the highlights of their 2022 performance described below.

- **Mr. Lovins** – Led our global finance function, including overseeing our controllership, tax, treasury, financial planning and operational finance teams; ensuring we delivered strong results in 2022 despite the challenging environment caused by rising inflation, supply chain disruptions and impacts from COVID-19 in China; driving productivity and enhanced controllership by expanding our finance shared service organization and implementing advanced planning tools in 2022; leveraging scenario planning to ensure we remain on track to deliver our long-term financial targets and sustainability goals; overseeing the continued expansion of our ESG disclosures; ensuring our balance sheet remained strong, with capacity to continue to invest in our businesses, both organically and through acquisitions, while also returning cash to stockholders; and ensuring we are allocating capital effectively across our portfolio to deliver strong returns and EVA growth over the long term. Mr. Lovins also served as a member of the Board of Trustees of the Avery Dennison Foundation.

- **Ms. Baker-Nel** – Led our enterprise human resources, communications and community investment functions, prioritizing the safety, health and well-being of our teams in a challenging environment; guiding senior leadership succession and transitions, including the recent appointment of our Materials Group President, and bolstering leadership in other senior roles; building on our DEI progress with increasingly diverse representation, as well as enhanced leadership development and sponsorship programs for diverse top talent; enabling continued workplace flexibility; improving employee engagement; and enhancing dialogue at all levels related to our future capability needs, DEI and employee well-being. Ms. Baker-Nel also served as a member of the Board of Trustees of ADF.

- **Mr. Walker** – Led our global legal function, advising our Board and management on M&A transactions, our investments in new and expanding markets, intellectual property and footprint optimization projects, with a particular focus on managing litigation; overseeing our Values & Ethics/compliance and risk management functions, securities and corporate governance matters and government relations efforts; focusing on organizational development to advance the function to further accelerate productivity, standardize processes and deploy best practices to help enable our digital solutions strategy; implementing strategic priorities related to business risk optimization, people and culture, operational efficiency and sustainability; and developing and engaging his team.

Based on these assessments and after giving consideration to the recommendations of our CEO (other than with respect to himself), **the Committee approved individual modifiers of 100% for all NEOs.**

AIP Awards

Our NEOs received the AIP awards shown in the table below for 2022, based on their respective year-end base salary, AIP opportunity, financial modifier and individual modifier.

2022 AIP AWARDS

NEO	2022 YE Base Salary	AIP Opportunity	Target AIP Award	Financial Modifier	Individual Modifier	AIP Award
Butier	$1,200,000	140%	$1,680,000	58%	100%	$974,400
Stander	$ 700,000	75%	$ 525,000	58%	100%	$304,500
Lovins	$ 700,000	75%	$ 525,000	58%	100%	$304,500
Baker-Nel	$ 457,600	50%	$ 228,800	58%	100%	$132,704
Walker	$ 467,913	50%	$ 233,957	58%	100%	$135,695

2022 GRANTS OF LTI AWARDS

Our LTI program provides variable incentive compensation to enhance alignment of executive interests with stockholder interests and drive long-term value creation. The **annual LTI awards granted to NEOs in 2022 were fully performance based** and delivered through the equity vehicles described below.

- 50% in PUs that cliff-vest at the end of a three-year period subject to the achievement of the cumulative EVA and relative TSR performance objectives established for the award
- 50% in MSUs that vest at the end of the one-, two-, three- and four-year performance periods, with an average performance period of 2.5 years, based on our absolute TSR

Annual LTI awards were granted on March 1, 2022. Actual amounts, if any, realized by our NEOs from the vesting of these awards will be based on our performance, as well as our stock price at the time of vesting.

> The Committee does not offset the loss or gain of prior year grants in determining current year grants, as doing so would compromise the intended risk/reward nature of these incentives.

Special LTI awards may be granted by the Committee for hiring, promotion, retention and/or other incentive purposes, with the awards granted on the first day of the last month of the quarter following the event or decision to make a grant. **After evaluating market data for similar promotions, in connection with his appointment as President/COO, Mr. Stander was granted a special one-time award of RSUs with a grant date fair value of $1,429,469, which cliff-vests on the third anniversary of the March 1, 2022 grant date.**

Target LTI Opportunity

There were no changes to target LTI award opportunities, except that Mr. Stander's target AIP opportunity increased from 180% of base salary to 300% of base salary in connection with his promotion to President/COO, consistent with market practices for similar roles. LTI opportunities were based on year-end 2021 base salary except that Mr. Stander's award was based on his increased base salary and LTI target opportunity effective March 1, 2022. **Target LTI award opportunities represented 71% and 53%, respectively, of our CEO's and other NEOs' average performance-based incentive compensation.**

NEO TARGET LTI OPPORTUNITIES

NEO	LTI Opportunity
Butier	585%
Stander	300%
Lovins	250%
Baker-Nel	120%
Walker	120%

Performance Units (PUs)

PUs cliff-vest in shares of our common stock after the end of a three-year period at threshold (50% payout), target (100% payout) and maximum (200% payout) levels based on our achievement of the performance objectives established for the award. PUs do not accrue dividend equivalents and are not counted for purposes of our stock ownership policy.

The Committee established the following performance objectives for the 2022-2024 PUs. The Committee believes that these objectives align executive compensation with the long-term interests of our stockholders because delivering cumulative EVA and strong TSR relative to peer companies reflects the value we create for our investors.

- **Cumulative EVA, weighted 50%.** EVA is calculated by deducting the economic cost associated with the use of capital (weighted average cost of capital multiplied by average invested capital) from after-tax operating profit, with the cost of capital fixed over the performance period. **The Committee established cumulative EVA targets consistent with our 2021-2025 financial goals for earnings growth and ROTC and our primary objective of delivering superior TSR, with the target payout set near the high end of these goals and the maximum payout exceeding the high end of these goals.** The 2022-2024 cumulative EVA targets require continued improvement in financial performance.

- **Relative TSR compared to an objectively determined peer group of companies, weighted 50%.** Consistent with its pay-for-performance philosophy, the Committee designed the TSR objective to provide realized compensation only if our stockholder value creation compares favorably relative to the designated peer group. The Committee set the threshold payout at TSR at the 40th percentile, target payout at TSR at the 50th percentile, and maximum payout at TSR at the 80th percentile, which were the same levels used for the 2021-2023 PUs. Payouts for the relative TSR component of PUs are capped at 100% of target if our absolute TSR is negative for the 2022-2024 performance period. **In assessing the rigor of the TSR objectives, the Committee noted that performing at the median relative to our peers over the 2022-2024 period would represent solid performance in light of anticipated headwinds from currency movements, inflationary pressures and supply chain challenges.**

  Consistent with the 2021-2023 PUs and with the advice of WTW, to benchmark TSR, the Committee utilized a peer group† composed of U.S. companies (i) in similar industries based on their classification in one of five GICS groups (diversified chemicals, specialty chemicals, metal and glass containers, paper packaging, and paper products) and (ii) with revenues during the last 12 months of $1 billion to $20 billion. Applying this objective criteria, the peer group changed from the prior year as follows: (A) Ferro Corporation was added because its last 12 months' revenues were more than $1 billion; (B) Sylvamo Corporation was added because it became a standalone public company; and (C) Domtar Corporation and W.R. Grace & Co. were deleted because they had been acquired by other companies.

2022-2024 PUs

Performance Objectives	Weighting
Cumulative EVA	50%
Relative TSR	50%

Market-leveraged Stock Units (MSUs)

MSUs are performance-based LTI awards tied to our absolute TSR. **MSUs are designed to achieve the Committee's combined objectives of retention and higher incentive compensation driven by stock price appreciation.**

MSUs vest based on our performance over periods as shown in the graph below, with the number of shares paid out at vesting based on our absolute TSR and the value realized reflecting both the number of shares paid out as well as our stock price at the time of vesting. Although dividend equivalents accrue on MSUs during the performance period, they are earned and paid only at vesting; if the threshold level of performance is not achieved, any dividend equivalents accrued during the performance period are cancelled with the tranche of awards subject to vesting.

The performance criteria for MSUs are shown in the chart below. The Committee determined to maintain the same MSU performance objectives for 2022 because they are achieving the Committee's goal of incenting strong performance and value creation.



MSU PERFORMANCE PERIODS

First 25%	1-Year
Second 25%	2-Year
Third 25%	3-Year
Fourth 25%	4-Year

AVG. PERFORMANCE PERIOD = 2.5 YEARS

MSU PERFORMANCE CRITERIA

	Absolute TSR	Unit Payout
Cancelled	<(15)%	0%
Threshold	(15)%	85%
Target	10%	100%
Above Target	>10%	>100%
Maximum	75%	200%

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† The peer group for the 2022-2024 PUs at the end of fiscal year 2022 is composed of the following companies: Albermarle Corporation; AptarGroup, Inc.; Ashland Global Holdings Inc.; Axalta Coating Systems Ltd.; Avient Corporation (formerly known as PolyOne Corporation); Ball Corporation; Berry Global Group, Inc.; Celanese Corporation; Clearwater Paper Corporation; Crown Holdings, Inc.; Eastman Chemical Company; Ecolab Inc.; Ecovyst Inc. (formerly PQ Group Holdings Inc.); Element Solutions Inc.; Graphic Packaging Holding Company; Greif, Inc.; H.B. Fuller Company; Huntsman Corporation; Ingevity Corporation; Innospec Inc.; International Flavors & Fragrances Inc.; Minerals Technologies Inc.; NewMarket Corporation; O-I Glass Inc.; Packaging Corporation of America; Pactive Evergreen; PPG Industries, Inc.; Quaker Chemical Corporation; Rayonier Advanced Materials Inc.; RPM International Inc.; Sealed Air Corporation; Sensient Technologies Corporation; Silgan Holdings Inc.; Sonoco Products Company; Stepan Company; Sylvamo Corporation; The Chemours Company; The Sherwin-Williams Company; Valhi, Inc.; and WestRock Company.

Annual LTI Awards

Our NEOs were granted the annual LTI awards shown in the table below in February 2022. Unless otherwise noted, the number of awards granted was based on the respective NEO's base salary at year-end 2021 and target LTI opportunity. The number of PUs granted for the EVA component was based on the average closing price for shares of our common stock during the first 10 trading days of February 2022; the numbers of PUs granted for the relative TSR component and MSUs granted was based on grant date fair value using the Monte-Carlo simulation method described in footnote (2) of the *2022 Summary Compensation Table.*


2022 ANNUAL LTI AWARDS


NEO	2021 YE Base Salary	Target LTI Opportunity	PUs (#)	PUs ($)	MSUs (#)	MSUs ($)	LTI Value
Butier	$1,200,000	585%	19,866	$3,259,534	24,753	$3,510,007	$6,769,541
Stander[1]	$ 700,000	300%	5,943	$ 975,103	7,405	$1,050,061	$2,025,164
Lovins	$ 661,260	250%	3,936	$ 767,711	5,829	$ 826,584	$1,594,295
Baker-Nel	$ 416,000	120%	1,413	$ 231,840	1,760	$ 249,568	$ 481,408
Walker	$ 425,375	120%	1,445	$ 237,090	1,800	$ 255,240	$ 492,330

[1] In connection with his promotion to President/COO in March 2022, Mr. Stander's base salary was increased from $569,007 to $700,000 and his target LTI opportunity increased from 180% to 300%. The Committee determined to grant his annual LTI awards based on his increased base salary and target LTI opportunity given that the awards incent his future performance, during which he would be serving in his new role. Amounts exclude Mr. Stander's special one-time award of 8,793 RSUs with a grant date fair value of $1,429,469.

2022 VESTING OF PREVIOUSLY GRANTED LTI AWARDS

2020-2022 PUs Eligible for Vesting

The PUs granted to our NEOs in February 2020 were eligible to vest for the three-year period ending in 2022 based (i) for our NEOs other than Mr. Stander, 50% on our company's cumulative EVA and 50% on our relative TSR compared to a peer group of companies determined using the same criteria used for the 2021-2023 PUs; and (ii) for Mr. Stander, who was leading RBIS at the time of grant, 75% on RBIS' cumulative three-year EVA and 25% on our relative TSR. **The key goal-setting principle in setting cumulative EVA targets was consistency with our 2017-2021 financial targets for earnings growth and ROTC, which the Committee believes translates into delivering above-average TSR.**

The company cumulative EVA target of $1,126 million for our NEOs other than Mr. Stander was consistent with our 2017-2021 financial goals for organic sales growth and operating margin expansion and recognized that increasing sales and operating margin, together with balance sheet efficiency, are key drivers of EVA improvement. Our company cumulative EVA target was ~32% higher than the cumulative EVA we achieved for the three-year period ending in 2019. EVA required for maximum payout – company cumulative EVA of $1,196 million – was consistent with the high end of our long-term growth and operating margin targets. As shown below, **we delivered cumulative EVA of $1,217 million for the 2020-2022 performance period, resulting in a payout of 200% for the EVA component for these NEOs.**


2020-2022 PUs: COMPANY CUMULATIVE EVA


($M)	2020	2021	2022	Cumulative EVA
Adjusted EBIT[1]	$ 813.6	$1,025.3	$ 983.9	
Taxes[2]	(196.1)	(256.3)	(243.0)	
Equity method investment net losses	(3.7)	(3.9)	–	
	613.8	765.1	740.9	
Capital charge[3]	(301.1)	(301.0)	(300.5)	
EVA	**$ 312.7**	**$ 464.1**	**$ 440.4**	**$1,217.2**

[1] Adjusted EBIT is a non-GAAP financial measure defined and reconciled from GAAP in the last section of this proxy statement.

[2] The GAAP tax rates for 2020, 2021 and 2022 were 24.1%, 25.0% and 24.2%, respectively. Taxes shown are based on adjusted tax rates of 24.1%, 25.0% and 24.7% for 2020, 2021 and 2022, respectively. The adjusted tax rate represents the full-year GAAP tax rate, adjusted to exclude certain unusual or infrequent events that are expected to significantly impact the rate, such as effects of certain discrete tax planning actions, impacts related to enactments of comprehensive tax law changes, and other items.

[3] 8.5% of average invested capital of $3.54 billion in each of 2020, 2021 and 2022, using an annual five-point average (December of prior year and March, June, September and December of current year) of short- and long-term debt plus equity, adjusted to exclude the impact of acquisitions completed since the target was set.

Cumulative EVA for RBIS exceeded the maximum level of performance, resulting in a payout of 200% on that performance objective for Mr. Stander, whose PUs were tied to the RBIS business he led at the time of grant. EVA targets or results at the segment level are not disclosed due to their competitively sensitive nature.

Relative TSR for the 2020-2022 performance period was at the 81st percentile of the designated peer group§, resulting in a 200% payout for this component for all NEOs.

PUs for the 2020-2022 performance period paid out at 200% for Mr. Stander, whose PUs were primarily tied to the performance of RBIS, and 200% for all other NEOs, whose PUs were solely tied to company performance.





MSUs Eligible for Vesting at YE 2022

Four tranches of MSUs were eligible for vesting at the end of 2022 based on our absolute TSR for the four-, three-, two- and one-year performance periods shown below, with the number of shares paid out at vesting determined in accordance with the formula shown below.

| Stock price at settlement (avg. closing price for trading days of January 2022) + reinvested dividends during period | ÷ | Stock price at grant (avg. closing price for trading days of January of year of grant) | = | Payout at vesting |

4TH TRANCHE OF MSUs GRANTED IN 2019

Performance period of 4 years
2019-2022 Absolute TSR of 113%

Paid out at 200% of target

3RD TRANCHE OF MSUs GRANTED IN 2020

Performance period of 3 years
2020-2022 Absolute TSR of 52%

Paid out at 164% of target

2ND TRANCHE OF MSUs GRANTED IN 2021

Performance period of 2 years
2021-2022 Absolute TSR of 24%

Paid out at 121% of target

1ST TRANCHE OF MSUs GRANTED IN 2022

Performance period of 1 year
2022 Absolute TSR of (7)%

Paid out at 90% of target

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§ The peer group for the 2020-2022 PUs at the time of payout is composed of the following companies: Albermarle Corporation; AptarGroup, Inc.; Ashland Global Holdings Inc.; Axalta Coating Systems Ltd.; Avient Corporation (formerly known as PolyOne Corporation); Ball Corporation; Berry Global Corp., Inc.; Celanese Corporation; Clearwater Paper Corporation; Crown Holdings Inc.; Eastman Chemical Company; Ecolab Inc.; Ecovyst Inc. (formerly PQ Group Holdings Inc.); Element Solutions Inc.; Graphic Packaging Holding Company; Greif Inc.; H.B. Fuller Company; Huntsman Corporation; Ingevity Corporation; Innospec Inc.; International Flavors & Fragrances Inc.; Minerals Technologies Inc.; NewMarket Corporation; O-I Glass, Inc.; Packaging Corporation of America; PPG Industries Inc.; Rayonier Advanced Materials Inc.; RPM International Inc.; Sealed Air Corporation; Sensient Technologies Corporation; Silgan Holdings Inc.; Sonoco Products Company; Stepan Company; The Chemours Company; The Sherwin-Williams Company; Valhi Inc.; and WestRock Company.

PERQUISITES

Our NEOs receive the perquisites shown in the chart below. We do not reimburse our NEOs for the tax consequences of their receipt of these perquisites.

LIMITED PERQUISITES

Perquisite	Description and Limitations	Benefit to Stockholders
Executive Benefit Allowance	$70,000 for CEO, $65,000 for Level 2 NEOs and $50,000 for Level 3 NEOs; amounts taxable with no gross-up	Flat allowance reduces expense of administering variety of separate perquisites
Financial Planning	Annual reimbursement of up to $25,000 for CEO and $15,000 for Level 2 NEOs; taxable with no gross-up	Allows most senior executives to focus on job duties
Annual Physical Examination	Paid directly to the service provider only to the extent received; as such, not taxable	Helps ensure leaders maintain good overall health

GENERAL BENEFITS

Nonqualified Deferred Compensation Benefits

Our NEOs are eligible to participate in our nonqualified deferred compensation plan, which allows eligible U.S. employees to defer up to 75% of their base salary and up to 90% of their AIP award. The plan provides NEOs and other eligible employees with a long-term capital accumulation opportunity because deferred amounts accumulate on a pre-tax basis. Participating executives may select from a number of investment options. **Our deferred compensation plan does not offer above-market interest rates.** Deferrals are 100% vested.

We made an annual contribution effective as of the first business day of 2022 to the deferred compensation accounts of our U.S. NEOs for 401(k) eligible earnings and deferred compensation in 2021 in excess of the Internal Revenue Code of 1986, as amended (the "Code") compensation limit. This annual contribution provided an automatic contribution of 3% of pay and a matching contribution of up to 50% of the first 7% of pay above the Code compensation limit. This benefit is designed to supplement 401(k) contributions that are limited under the Code.

For additional information regarding our deferred compensation plan and accrued NEO benefits thereunder, see 2022 *Nonqualified Deferred Compensation* in *Executive Compensation Tables*.

Retirement Benefits

Messrs. Butier and Lovins are our only NEOs eligible for retirement benefits under our benefit restoration plan, a nonqualified excess benefit plan, subject to the same terms and conditions as our other eligible U.S. employees. Because the accrual of benefits under the benefit restoration plan was frozen as of year-end 2010, none of our eligible NEOs accrued additional retirement benefits during 2022. For additional information regarding the benefit restoration plan and accrued NEO benefits thereunder, see 2022 *Pension Benefits* in *Executive Compensation Tables*.

Defined Contribution Benefits

Our NEOs are eligible to participate in our employee savings plan, a qualified 401(k) plan that permits U.S. employees to defer up to 100% of their eligible earnings less payroll deductions on a pre-tax basis and 25% of their eligible earnings on an after-tax basis, subject to the annual limit prescribed by the Internal Revenue Service (IRS) for the aggregate of company contributions and employee pre- and post-tax contributions. Employee deferrals are immediately vested upon contribution. In 2022, we contributed up to 6.5% of an employee's eligible compensation, 3% of which was an automatic contribution and up to 3.5% of which was a matching contribution of 50% of the employee's contributions up to 7% of pay, subject to the federal compensation limit. Participants vest in our contributions to their savings plan account after two years of service and all NEOs are vested.

All NEOs participated in the savings plan in 2022, subject to the terms and conditions as our other U.S. employees.

Life Insurance Benefits

In addition to the $50,000 in life insurance benefits we provide to all U.S. employees, our NEOs are provided with supplemental life insurance benefits equal to three times the NEO's base salary less $50,000, up to a maximum coverage amount of $1 million.

Executive Long-Term Disability Insurance Benefits

If our NEOs elect to enroll in executive long-term disability coverage, their long-term disability benefit is equal to 65% of their eligible pre-disability monthly earnings up to a maximum of $25,000 per month. Coverage is available only for the NEO; their dependents are not covered.

Personal Excess Liability Insurance Benefits

We provide $3 million of personal excess liability insurance coverage to our NEOs. Personal excess liability coverage provides an additional layer of liability coverage that supplements the coverage provided by the individual's personal liability insurance. To receive any benefit from this excess liability insurance, the NEO must maintain certain minimum coverage requirements under his or her personal liability policy.

Charitable Match Benefits

We match up to $10,000 of our CEO's and $5,000 of our other NEOs' annual documented contributions to charitable organizations or educational institutions.

SEVERANCE BENEFITS

None of our NEOs has an employment contract, and each is employed at-will, which reflects our pay-for-performance philosophy; if an NEO is no longer performing at the expected level, he or she can be terminated immediately without receiving a contractually guaranteed payment. However, consistent with market practices, the Committee believes that providing our executives with severance benefits helps ensure that they act in the best interests of our company and stockholders, even if doing so may be contrary to their personal interests, such as where it could lead to termination of their employment or a change of control of our company.

The compensation of our NEOs in the event of termination not for cause is governed by our Amended and Restated Executive Severance Plan (the "Severance Plan") and, as applicable, our Amended and Restated Key Employee Change of Control Severance Plan (the "COC Severance Plan"). We use these plans rather than individually negotiated agreements to provide us with the flexibility to change the severance benefits for which applicable NEOs are eligible to reflect market practices without the need to obtain their individual consent. In addition, this plan-based approach eliminates the time and expense it would require to individually negotiate severance arrangements and ensures that eligible NEOs receive benefits on the same terms and conditions as employees with similar levels of responsibility. Receipt of benefits under these plans is conditioned on the executive signing a waiver and general release of claims against our company, as well as agreeing to certain restrictive covenants in favor of our company. Any violation of these covenants could result in our company seeking to recover some or all severance benefits previously paid or pursuing any other claims that may be appropriate under the circumstances.

Unvested equity awards outstanding on the date of termination are generally cancelled, except for employees who qualify as retirement eligible under the terms of our equity incentive plans, whose awards are accelerated upon termination of service. None of our NEOs qualified as retirement eligible at year-end 2022.

For additional information regarding potential NEO benefits under these plans, including the treatment of equity awards under various termination scenarios, see *Payments Upon Termination as of December 31, 2022* in *Executive Compensation Tables*.

Severance Following Involuntary Termination Not for Cause

All of our NEOs are eligible to receive severance benefits upon involuntary termination not for "cause," in accordance with the terms and conditions of the Severance Plan. **In the event of a qualifying termination, our CEO would be eligible to receive two times the sum of his annual salary, target AIP award for the year of termination and the cash value of 12 months of his qualified medical and dental insurance premiums; our other NEOs would be eligible to receive one times their respective sum of these amounts.** NEOs would also be eligible to receive up to $25,000 in outplacement services for up to one year following termination of employment. Any payments made under the Severance Plan would be offset by any payments received by the NEO under any statutory, legislative and regulatory requirement or, if applicable, the COC Severance Plan.

Severance Following Change of Control

Messrs. Butier, Stander and Lovins are our only NEOs eligible for enhanced severance payments upon termination not for "cause" or by the executive for "good reason" within 24 months of a "change of control" of our company, in accordance with the terms and conditions of the COC Severance Plan. **In the event of a qualifying termination following a change of control, our CEO would be eligible to receive three times the sum of his annual salary, target AIP award for the year of termination and the cash value of 12 months of his qualified medical and dental insurance premiums; our Level 2 NEOs would be eligible to receive two times their respective sum of these amounts**. These NEOs would also be eligible to receive a prorated AIP award for the year of termination and up to $25,000 in outplacement services for up to one year following termination of employment. Any payments under the COC Severance Plan would be offset by any payments received by the NEO under the Severance Plan and any other statutory, legislative and regulatory requirement. In the event of termination following a change of control, our Level 3 NEOs would be entitled to receive benefits under the Severance Plan described above.

Under our equity incentive plans, unvested equity awards granted to our NEOs would generally vest only if an eligible NEO is terminated without cause or resigns for good reason within 24 months after the change of control. Outstanding PUs and MSUs vest based on actual performance, if determinable, and otherwise based on target performance.

Participating NEOs are not eligible to receive any excise tax gross-up on amounts payable under the COC Severance Plan. If the NEO would otherwise incur excise taxes under Section 4999 of the Code, payments under the COC Severance Plan would be reduced so that no excise taxes would be due if the reduction results in a greater after-tax benefit to the NEO.

COMPENSATION-SETTING TOOLS

Market Survey Data

The Committee annually considers market survey data to target TDC, looking at companies of similar size based on annual revenues that span all industries to reflect the broad talent market across which we seek our executives. The Committee reviews results from a third-party survey to understand market compensation practices and assess our competitiveness, narrowing the scope of the results to account for variations caused by company size.

In February 2022, the Committee was presented with industry-wide data from the most recent WTW U.S. Compensation General Industry Database, which was narrowed in scope to focus on data of the 67 companies with $6 billion to $10 billion in annual revenue. The Committee reviewed the data with executive matches based on job and functional responsibility on an aggregated basis, with no consideration of the survey's component companies, which were not determined or known by the Committee.

The Committee uses the survey data as a reference point to target TDC and the components thereof, giving consideration to median pay at similarly sized companies, responsibilities, individual performance, tenure, retention and succession.

Peer Groups

For determining relative TSR for our PUs, the Committee uses a peer group composed of U.S. companies satisfying objective criteria for industry classification and revenue size. The names of these peer group companies are disclosed earlier in this CD&A. The Committee does not utilize a peer group for any other purpose.

Tally Sheets

The Committee annually reviews tally sheets that reflect the components of each NEO's compensation. The tally sheets reviewed in February 2022 included the information shown below for each of the most recent three fiscal years.

- Compensation history, including annual cash compensation (base salary and AIP awards), LTI awards, value of vested LTI awards, and annualized cost of benefits and perquisites

- Value of annual compensation, including base salary, AIP award and grant date fair value of LTI awards

- Accumulated value of compensation, including outstanding LTI awards and accumulated benefit values under retirement and deferred compensation plans

- Potential payments under various termination scenarios

- Compliance with our stock ownership policy

The Committee believes that reviewing tally sheets is useful in determining executive compensation because they provide a historical perspective on NEO compensation and include information that will be contained in our proxy statement.

INDEPENDENT OVERSIGHT AND EXPERTISE

Our Board believes that retaining our executives and providing them with market-competitive compensation are essential to the success of our company and advancing the interests of our stockholders. The Committee, which is composed solely of independent directors, is responsible for approving executive compensation. The Committee may delegate authority to subcommittees or, in certain circumstances not related to the compensation of our executive officers, to our CEO.

Under its charter, the Committee may retain and terminate any compensation consultant or other external advisor at our expense and has sole authority to approve the advisor's fees and other terms and conditions of the retention. In engaging its advisors, the Committee considers each advisor's independence from management, as required by NYSE listing standards.

The Committee has retained WTW as its independent compensation consultant, with the firm performing the services described below for or at the request of the Committee in 2022.

WTW 2022 SERVICES

- Assisted with determining CEO and COO compensation

- Assessed the market consistency of our stock ownership policy

- Conducted an assessment of the potential for excessive risk-taking in our executive compensation program

- Advised on executive compensation trends and talent market dynamics

- Evaluated a proxy advisory firm's projected pay-for-performance analysis

- Commented on our 2022 CD&A and certain other proxy statement disclosures

- Provided incentive compensation advice (including recommending relative TSR peer group for the 2022-2024 PUs)

- Conducted analyses of share utilization and stockholder value transfer related to LTI compensation

- Prepared for, attended and reviewed documentation for Committee meetings

In 2022, WTW received $243,358 in compensation from our company for professional services performed for or at the request of the Committee. We also reimbursed the firm for its reasonable out-of-pocket expenses.

The Committee conducted its annual assessment of WTW's performance in October 2022, which included an evaluation of the services it had provided during the year, as well as the additional criteria described below.

- *Experience* – The firm's depth and breadth of executive compensation and board advisory knowledge and experience; qualifications as a board-level consultant; quality of resources available, including staff and data; and understanding of our business strategy, challenges, industry, performance drivers and talent considerations

- *Independence* – The firm's objectivity in giving advice and making recommendations, and its candid feedback regarding management and Committee proposals, questions and concerns

- *Preparation* – The quality and timeliness of the firm's reports, including accuracy, type and amount of information, and responsiveness to issues); its review and feedback on management proposals; and the firm's preparation with the Committee Chair and our management, as appropriate

- *Committee Relationship* – The accessibility and availability and communication effectiveness of members of the engagement team and the firm's reporting relationship with the Committee Chair and working relationship with clear communication and management

Based on this evaluation, the Committee expressed its continued satisfaction with the performance of WTW and the individual members of the advisory team serving the Committee.

Advisor Independence

WTW and the Committee have had the following protocols in place since the engagement commenced to ensure the firm's independence from management: **the Committee has the sole authority to select, retain and terminate WTW and, acting through its Chair, authorize the firm's fees, determine the terms and conditions that govern the engagement** and direct WTW on the delivery and communication of its work product; **in the performance and evaluation of its duties, WTW is accountable, and reports directly, to the Committee**; and members of the Committee may consult with WTW at any time, with or without members of management present, at their sole discretion.

As required by SEC regulations and NYSE listing standards, the Committee considered the independence of its advisors – including WTW and the law firms providing executive compensation counsel to the Committee and/or our company – in October 2022. The Committee has noted the factors described below in making its independence assessments of WTW.

- WTW performed only one discrete project for our company in 2022 outside of the executive compensation services it performed at the request of the Committee

- Fees from our company reflected approximately 0.003% of WTW's revenue for its fiscal year ended December 31, 2022

- WTW has several policies and procedures to ensure its advice is objective and independent, including a comprehensive code of conduct and ethics and quality policies that mandate rigorous work reviews and periodic compliance reviews, which the firm has represented to the Committee are highly effective

- Based on disclosures from WTW and members of the Committee, there are no business or personal relationships between them

- No members of the WTW team serving the Committee own stock in our company, other than potentially through investments in mutual or other funds managed without the member's input

- Based on disclosures from the firm and our executive officers, there are no business or personal relationships between WTW or the members of the engagement team advising the Committee with any executive officer of our company

OTHER CONSIDERATIONS

Clawback Policy

In the event of fraud or other intentional misconduct on the part of an NEO that necessitates a restatement of our financial results (including, without limitation, any accounting restatement due to material noncompliance with any financial reporting requirement), under our current clawback policy, the NEO would be required to reimburse our company for any AIP or LTI awards paid or granted in excess of the amount that would have been paid or granted based on the restated financial results. These remedies would be in addition to, not instead of, any other actions taken by our company (through the imposition of any discipline up to and including termination), law enforcement agencies, regulators or other authorities. This clawback policy is contractually acknowledged by our NEOs in their annual LTI award agreements.

Our clawback policy is designed to subject incentive compensation to forfeiture if our financial results are not achieved consistent with our high ethical standards. This policy is expressly incorporated into our AIP and LTI plans. The Committee plans to revise the policy as may be necessary to comply with recently issued rules by the SEC upon their effectiveness.

Tax Implications of Executive Compensation

The Committee aims to compensate our NEOs in a manner that is tax effective for our company. However, the Committee may, in its discretion, adopt or implement compensation programs and/or practices that are not fully tax deductible if it believes that doing so is in the best interests of our company and stockholders.

Section 162(m) of the Code

Following the enactment of the Tax Cuts and Jobs Act (TCJA), for taxable years beginning on or after January 1, 2018, compensation in excess of $1 million paid to executive officers covered by Section 162(m) of the Code ("Section 162(m)") generally is not deductible, unless it qualifies for limited transition relief under the TCJA. To qualify for transition relief, compensation must, among other things, have been payable pursuant to a written binding contract that was in effect on November 2, 2017 and not subsequently modified in any material respect.

While in the past we have structured certain of our incentive compensation in a manner intended to be tax-deductible for purposes of Section 162(m), due to the TCJA and the uncertainties in the application of Section 162(m), as amended by the TCJA, and the regulations thereunder, there is no guarantee that any deductions claimed under Section 162(m) will not be challenged or disallowed by the IRS and our ability to deduct compensation under Section 162(m) may be restricted. Furthermore, although the Committee believes that the deductibility of executive compensation is a relevant consideration and may continue to consider the effects of Section 162(m) on our future pay practices, it reserves the right to approve incentive compensation that is not fully tax deductible, and/or modify executive compensation without regard to tax deductibility, if it believes that doing so is in the best interests of our company and stockholders.

Section 409A of the Code

Nonqualified deferred compensation must be deferred and paid under plans or arrangements that satisfy the requirements of Section 409A of the Code with respect to the timing of deferral elections and payments and certain other matters. Failure to satisfy these requirements could expose individuals to accelerated income tax liabilities, penalty taxes and interest on their compensation deferred under these plans. As a general matter, we design and administer our compensation and benefit plans and arrangements in a manner intended to cause them to be either exempt from, or satisfy the requirements of, Section 409A of the Code.

TALENT AND COMPENSATION COMMITTEE REPORT

The Talent and Compensation Committee (referred to in this report as the "Committee") of our Board of Directors has reviewed and discussed the Compensation Discussion and Analysis (CD&A) required by Item 402(b) of Regulation S-K with management and, based on its review and those discussions, has recommended to our Board of Directors that the CD&A be included in our 2023 proxy statement and incorporated by reference into our 2022 Annual Report on Form 10-K.

The Committee welcomes feedback regarding our executive compensation program. Stockholders may communicate with the Committee by writing to the Compensation Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

Julia A. Stewart, Chair	Bradley A. Alford	Ken C. Hicks
		

EXECUTIVE COMPENSATION TABLES

2022 SUMMARY COMPENSATION TABLE

The table below shows the compensation of our NEOs in accordance with SEC regulations; it does not reflect the compensation actually realized by our NEOs for these years.

Name and Principal Position	Year	Salary[1]	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change In Pension Value and NQDC Earnings[4]	All Other Compensation[5]	Total
Mitchell R. Butier Chairman & Chief Executive Officer	2022	$1,176,923	$6,769,541	$ 974,400	–	$186,875	$ 9,107,739
	2021	$1,183,250	$7,047,669	$3,360,000	$662,480	$180,322	$12,433,721
	2020	$1,133,000	$5,598,133	$1,331,275	$464,100	$182,840	$ 8,709,348
Deon M. Stander President & Chief Operating Officer	2022	$ 664,706	$3,454,633	$ 304,500	–	$125,982	$ 4,549,821
	2021	$ 565,537	$1,508,802	$ 635,012	$142,139	$124,331	$ 2,975,821
	2020	$ 555,129	$ 791,699	$ 379,708	$120,727	$122,642	$ 1,969,906
Gregory S. Lovins Senior Vice President & Chief Financial Officer	2022	$ 690,315	$1,594,295	$ 304,500	–	$136,184	$ 2,725,295
	2021	$ 650,445	$1,550,961	$ 991,890	$133,115	$126,497	$ 3,452,908
	2020	$ 618,000	$1,232,041	$ 653,535	$ 76,327	$125,223	$ 2,705,126
Deena Baker-Nel Senior Vice President & Chief Human Resources Officer	2022	$ 447,200	$ 481,408	$ 132,704	$ 13	$104,697	$ 1,166,022
	2021	$ 412,000	$ 481,950	$ 416,000	$ 87,340	$104,164	$ 1,501,454
Ignacio J. Walker Senior Vice President & Chief Legal Officer	2022	$ 457,278	$ 492,330	$ 135,695	–	$ 94,665	$ 1,179,969
	2021	$ 422,781	$ 499,927	$ 425,375	$ 320	$ 91,282	$ 1,439,685

(1) Amounts include any portions of salary contributed to our employee savings plan or deferred under our deferred compensation plan. Changes in base salary, if any, generally become effective in April.

(2) Amounts in 2022 include the grant date fair value of PUs, which are eligible for vesting at the end of a three-year period provided that the designated performance objectives are achieved as of the end of the period. The number of shares vesting can range from 0% to 200% of the target units at the time of grant. The performance objectives that determine the number of shares that may be earned for the PUs granted in 2022 are (i) cumulative EVA (weighted 50%), which is a performance condition under Accounting Standards Codification Topic 718, *Compensation-Stock Compensation* (ASC 718), and (ii) relative TSR (weighted 50%), compared to a peer group of companies determined based on GICS code and revenue size, which is a market condition under ASC 718, in each case computed over the 2022-2024 performance period. The fair value of the performance condition component was determined based on the fair market value of our common stock on the grant date, adjusted for foregone dividends during the performance period. The maximum grant date fair values of the performance condition component of PUs were $3,009,161, $900,310, $708,803 and $218,819 for Messrs. Butier, Stander, Lovins and Walker, respectively, and $213,941 for Ms. Baker-Nel. The fair value of the market condition component was determined using the Monte-Carlo simulation method, which utilizes multiple input variables to estimate the probability of meeting the performance objectives established for the award, including the expected volatility of our stock price relative to the group of peer companies listed on page 69 of this proxy statement at the end of the three-year performance period and a risk-free interest rate of 1.73% derived from linear interpolation of the term structure of Treasury Constant Maturities yield rates for the period. Based on the Monte-Carlo simulation method, the grant date fair value of the market condition component of PUs was 96.22% of our average stock price on the grant date. The target grant date fair values of the market condition component of PUs were $1,754,953, $524,948, $413,310 and $127,681 for Messrs. Butier, Stander, Lovins and Walker, respectively, and $124,869 for Ms. Baker-Nel. Their maximum grant date fair values were the same as their target grant date fair values.

Amounts in 2022 also include the grant date fair value of MSUs, which are eligible for vesting over one-, two-, three- and four-year performance periods provided that the designated performance objective is achieved as of the end of each period. The number of shares vesting can range from 0% to 200% of one-quarter of the target units on the grant date. The sole performance objective that determines the number of units that may be paid out for MSUs is absolute TSR, which is a market condition under ASC 718. The grant date fair value was 82.49% of our average stock price on the grant date and determined using the Monte-Carlo simulation method, which utilizes multiple input variables to estimate the probability of meeting the performance objective established for the award, including the expected volatility of our stock price and risk-free interest rates of 1.10%, 1.52%, 1.72% and 1.78% for the first, second, third and fourth MSU tranches, respectively, derived from linear interpolation of the term structure of Treasury Constant Maturities yield rates for the respective performance periods. The target grant date fair values of MSUs were $3,510,007, $1,429,469, $826,584 and $255,240 for Messrs. Butier, Stander, Lovins and Walker, respectively, and $249,568 for Ms. Baker-Nel. Their maximum grant date fair values were the same as their target grant date fair values.

Amount in 2022 for Mr. Stander also includes grant date fair value of RSUs, without adjustment for forfeitures, awarded in connection with his promotion to President/COO, which cliff-vest on the third anniversary of the grant date, subject to his continued service. The fair value of these RSUs was determined based on the closing price of our common stock on the grant date, adjusted for foregone dividends. The grant date fair value of these RSUs was $1,429,469.

(3) Amounts reflect AIP awards for the applicable year, which are determined in February and paid in March of the following year.

(4) The change in the actuarial present value of accumulated benefits under the Benefit Restoration Plan for 2022 was $(138,171) for Mr. Butier and $(19,304) for Mr. Lovins. No other NEOs have accumulated benefits under the Benefit Restoration Plan.

(5) The table shown below shows the components of these amounts for 2022.

| Name | Perquisites | | Benefits | | | | | | | | |
	Executive Benefit Allowance	Executive Physical	Company Contribution/ Match, Savings Plan	Company Contributions, Deferred Comp. Plan	Company Match, Charitable Contribution	Excess Life Insurance	Executive Long-Term Disability Insurance	Executive Group Term Life Insurance	Excess Executive Liability Insurance	Total
Butier	$68,654	$3,936	$19,825	$76,171	$10,000	$2,572	$1,944	$2,619	$1,154	$186,875
Stander	$63,750	–	$20,213	$33,730	–	$2,572	$1,944	$2,619	$1,154	$125,982
Lovins	$63,750	–	$19,825	$39,868	$ 5,000	$2,024	$1,944	$2,619	$1,154	$136,184
Baker-Nel	$49,039	–	$19,825	$22,566	$ 5,000	$2,572	$1,944	$2,597	$1,154	$104,697
Walker	$49,039	–	$19,825	$21,026	–	$1,677	$1,944	–	$1,154	$ 94,665

2022 GRANTS OF PLAN-BASED AWARDS

The table below provides information regarding plan-based incentive awards granted to our NEOs during 2022.

| Name | Award Type | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards (#)[2] | | | All Other Stock Awards: Number of Shares of Stock Units (#) | Grant Date Fair Value of Stock and Option Awards ($)[3] |
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Mitchell R. Butier										
	MSUs	03/01/22	–	–	–	21,040	24,753	49,506	–	$3,510,007
	PUs	03/01/22	–	–	–	9,933	19,866	39,732	–	$3,259,534
	AIP Award	–	$336,000	$1,680,000	$3,360,000	–	–	–	–	–
Deon M. Stander										
	RSUs	03/01/22							8,793	$1,429,469
	MSUs	03/01/22	–	–	–	6,294	7,405	14,810	–	$1,050,061
	PUs	03/01/22	–	–	–	2,972	5,943	11,886	–	$ 975,103
	AIP Award	–	$105,000	$ 525,000	$1,050,000	–	–	–	–	–
Gregory S. Lovins										
	MSUs	03/01/22	–	–	–	4,955	5,829	11,658	–	$ 826,584
	PUs	03/01/22	–	–	–	1,968	3,936	7,872	–	$ 767,711
	AIP Award	–	$105,000	$ 525,000	$1,050,000	–	–	–	–	–
Deena Baker-Nel										
	MSUs	03/01/22	–	–	–	1,496	1,760	3,520	–	$ 249,568
	PUs	03/01/22	–	–	–	707	1,413	2,826	–	$ 231,840
	AIP Award	–	$ 45,760	$ 228,800	$ 457,600	–	–	–	–	–
Ignacio J. Walker										
	MSUs	03/01/22	–	–	–	1,530	1,800	3,600	–	$ 255,240
	PUs	03/01/22	–	–	–	723	1,445	2,890	–	$ 237,090
	AIP Award	–	$ 46,791	$ 233,957	$ 467,913	–	–	–	–	–

[1] Amounts represent threshold, target and maximum opportunities under the 2022 AIP. Target AIP awards are established by multiplying each NEO's base salary at the end of 2022 by the following target opportunities: 140% for Mr. Butier; 75% for Messrs. Stander and Lovins; and 50% for Ms. Baker-Nel and Mr. Walker. The actual number of shares eligible for vesting ranges from zero for below-threshold performance; 20% for threshold performance based on threshold of 0% for the adjusted EPS performance objective and threshold of 50% for the adjusted sales growth and free cash flow performance objectives; 100% for target performance with respect to each of the performance objectives; and 200% for maximum performance with respect to each of the performance objectives.

[2] Amounts for MSUs represent threshold, target and maximum opportunities, which are paid out in shares of our common stock over one-, two-, three- and four-year performance periods provided that the absolute TSR performance objective is achieved as of the end of each period. The actual number of shares eligible for vesting at each vesting date ranges from 0% to 200% of one quarter of the target number of units on the grant date, with a threshold payout of 85%. MSUs accrue dividend equivalents during the performance period, which are earned and paid only at vesting.

Amounts for PUs represent threshold, target and maximum opportunities for the 2022-2024 PUs, which are eligible for vesting at the end of the three-year performance period provided that the cumulative EVA and relative TSR performance objectives are achieved at the end of the period. The actual number of shares eligible for vesting ranges from 0% to 200% of the target number of units on the grant date, with a payout of 50% if threshold performance is achieved with respect to each of the performance objectives.

[3] The grant date fair value of MSUs was determined using the Monte-Carlo simulation method, which utilizes multiple input variables, including expected volatility of our stock price and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the performance objective established for the award.

The grant date fair value for the performance condition component of PUs was determined based on the fair market value of our common stock on the grant date, adjusted for foregone dividends during the performance period. The grant date fair value for the market condition component of PUs was determined using the Monte-Carlo simulation method described above.

The grant date fair value of RSUs was determined based on the fair market value of our common stock on the grant date, adjusted for foregone dividends.

For information on the inputs to the Monte-Carlo simulation method, see footnote (2) of the *2022 Summary Compensation Table*. For additional information regarding the assumptions we use for our stock-based compensation, see Note 12, "Long-Term Incentive Compensation," to the consolidated financial statements contained in our 2022 Annual Report.

2022 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The table below shows NEO equity awards outstanding as of December 31, 2022, the end of our 2022 fiscal year.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options – Exercisable (#)	Number of Securities Underlying Unexercised Options – Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Mitchell R. Butier									
	06/01/16	141,108	–	$73.96	06/01/26	–	–	–	–
	02/28/19	–	–	–	–	–	–	10,258[2]	$ 1,856,698
	02/27/20	–	–	–	–	–	–	38,182[3]	$ 6,910,942
	02/27/20	–	–	–	–	–	–	26,548[2]	$ 4,805,188
	03/01/21	–	–	–	–	–	–	35,772[3]	$ 6,474,732
	03/01/21	–	–	–	–	–	–	21,530[2]	$ 3,896,930
	03/01/22	–	–	–	–	–	–	39,732[3]	$ 7,191,492
	03/01/22	–	–	–	–	–	–	24,561[2]	$ 4,445,541
		141,108	–	–	–	–	–	196,583	$35,581,523
Deon M. Stander									
	02/28/19	–	–	–	–	–	–	1,851[2]	$ 335,031
	02/27/20	–	–	–	–	–	–	7,174[3]	$ 1,298,494
	02/27/20	–	–	–	–	–	–	3,802[2]	$ 688,162
	03/01/21	–	–	–	–	–	–	5,500[3]	$ 995,500
	03/01/21	–	–	–	–	–	–	5,094[3]	$ 922,014
	03/01/21	–	–	–	–	–	–	3,064[2]	$ 554,584
	03/01/22	–	–	–	–	–	–	7,347[2]	$ 1,329,807
	03/01/22	–	–	–	–	–	–	11,886[2]	$ 2,151,366
	03/01/22	–	–	–	–	8,793	$1,591,533[4]	–	$ 1,591,533
		–	–	–	–	8,793	$1.591.533	45,718	$ 9,866,491
Gregory S. Lovins									
	02/28/19	–	–	–	–	–	–	2,859[2]	$ 517,479
	02/27/20	–	–	–	–	–	–	10,960[3]	$ 1,983,760
	02/27/20	–	–	–	–	–	–	5,878[2]	$ 1,063,918
	03/01/21	–	–	–	–	–	–	7,872[3]	$ 1,424,832
	03/01/21	–	–	–	–	–	–	4,739[2]	$ 857,759
	03/01/22	–	–	–	–	–	–	9,358[3]	$ 1,693,798
	03/01/22	–	–	–	–	–	–	5,784[2]	$ 1,046,904
		–	–	–	–	–	–	47,450	$ 8,588,450
Deena Baker-Nel									
	02/28/19	–	–	–	–	–	–	686[2]	$ 124,166
	02/27/20	–	–	–	–	–	–	2,864[3]	$ 518,384
	02/27/20	–	–	–	–	–	–	1,535[2]	$ 277,835
	03/01/21	–	–	–	–	–	–	2,446[3]	$ 442,726
	03/01/21	–	–	–	–	–	–	1,473[2]	$ 266,613
	03/01/22	–	–	–	–	–	–	2,826[3]	$ 511,506
	03/01/22	–	–	–	–	–	–	1,739[2]	$ 314,759
		–	–	–	–	–	–	13,569	$ 2,455,989
Ignacio J. Walker									
	02/28/19	–	–	–	–	–	–	706[2]	$ 127,786
	02/27/20	–	–	–	–	–	–	2,698[3]	$ 488,338
	02/27/20	–	–	–	–	–	–	1,448[2]	$ 262,088
	09/01/20	–	–	–	–	867	$ 156,927[4]	–	$ 156,927
	03/01/21	–	–	–	–	–	–	2,538[3]	$ 459,378
	03/01/21	–	–	–	–	–	–	1,527[2]	$ 276,387
	03/01/22	–	–	–	–	–	–	2,890[3]	$ 523,090
	03/01/22	–	–	–	–	–	–	1,786[2]	$ 323,266
		–	–	–	–	867	$ 156,927	13,593	$ 2,617,260

[1] Market value calculated based on the closing price of our common stock of $181.00 on December 30, 2022, the last trading day of our 2022 fiscal year.

[2] MSUs are eligible for vesting over one-, two-, three- and four-year performance periods, subject to achievement of the absolute TSR performance objective. Amounts are shown at (i) 200%, 164%, 121% and 90% of target for the vesting tranches of the MSUs granted in 2019, 2020, 2021 and 2022, respectively, the payouts based on our actual performance for the respective performance period as determined by the Compensation Committee in February 2023; (ii) the maximum level of performance for the remaining tranches of the MSUs granted in 2020 and 2021, as actual performance through December 31, 2022 would result in above-target payouts; and (iii) at target for the remaining tranches of the MSUs granted in 2022, as actual performance through December 31, 2022 would result in below-target payouts.

[3] PUs are eligible for vesting at the end of a three-year performance period, subject to achievement of cumulative EVA and relative TSR performance objectives. Amounts are shown at (i) 200% of target for the 2020-2022 PUs, which were the payouts based on our actual performance for the period as determined by the Compensation Committee in February 2023 and (ii) the maximum level of performance for the 2021-2023 PUs and 2022-2024 PUs for all NEOs, as actual performance through December 31, 2022 would result in above-target payouts. The special one-time award of PUs granted to Mr. Stander in 2021 is shown at the maximum level of performance, as actual performance through December 31, 2022 would result in an above-target payout.

[4] RSUs awarded to Mr. Stander cliff-vest on the third anniversary of the grant date and RSUs awarded to Mr. Walker vest ratably on the first, second and third anniversaries of the grant date, in each case subject to their continued service.

2022 OPTION EXERCISES AND STOCK VESTED

The table below provides information regarding the number of shares acquired and the value realized by our NEOs upon the vesting of equity awards during 2022.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Mitchell R. Butier	–	–	83,660	$14,272,396
Deon M. Stander	–	–	11,650	$ 1,987,490
Gregory S. Lovins	–	–	22,169	$ 3,782,031
Deena Baker-Nel	–	–	5,844	$ 996,986
Ignacio J. Walker	–	–	6,616	$ 1,140,255

[1] Amounts reflect the number of shares acquired on vesting multiplied by the fair market value of our common stock on the vesting date. The number of shares acquired on vesting for MSUs includes the payout of accrued dividend equivalents.

2022 PENSION BENEFITS

The present value of accumulated pension benefits shown in the table below has been calculated based on the assumptions we used to calculate our pension benefit obligations in the consolidated financial statements contained in our 2022 Annual Report. Amounts shown reflect the lump-sum present value of the pension benefits accumulated as of December 31, 2022, the last day of our fiscal year. Ms. Baker-Nel and Messrs. Stander and Walker are not included in the table because they have no accumulated pension benefits.

Name	Plan Name	Number of Years of Credited Service(#)	Present Value of Accumulated Benefit($)[1]	Payments During Last Fiscal Year($)[1]
Mitchell R. Butier	Benefit Restoration Plan	9.33	$224,263	–
Gregory S. Lovins	Benefit Restoration Plan	15.58	$ 29,633	–

[1] The Benefit Restoration Plan allows for lump-sum payment. For information regarding the assumptions we use to determine the present value of accumulated benefits for our pension plans, see Note 6, "Pension and Other Postretirement Benefits," to the consolidated financial statements contained in our 2022 Annual Report.

Benefit Restoration Plan

Our Benefit Restoration Plan (BRP) is a nonqualified excess benefit plan that provides for the payment of supplemental retirement benefits to eligible participants in an amount equal to the amount by which their benefits payable under our now terminated U.S. pension plan would have been reduced under the Code. Messrs. Butier and Lovins are our only NEOs eligible to receive benefits under the BRP. No accruals were made during 2022 as the plan was frozen in 2010.

Compensation covered by the BRP includes base salary and AIP awards through the date the plan was frozen, up to applicable statutory limitations each plan year. Employees vested in the BRP after five years of service, or at age 55 upon termination of employment. Benefits under the BRP are based on pensionable earnings, length of service, when benefits commence and how they are paid. Benefits are calculated separately for each year of applicable service using a formula equal to 1.25% times compensation up to the breakpoint (which for each year prior to our freezing the accrual of additional benefits was the average of the Social Security wage bases for the preceding 35 years) plus 1.75% times compensation in excess of the breakpoint. The results of the calculation for each year of service are added together to determine the annual single life annuity benefit under the BRP for an employee at retirement at age 65, which is not subject to reduction for Social Security payments. Payments are made in a lump-sum distribution, unless a timely election is made for monthly payments over the lifetime of the participant and, if applicable, a designated beneficiary, generally payable upon the later of separation from service and age 55.

2022 NONQUALIFIED DEFERRED COMPENSATION

The table below provides information regarding NEO and company contributions to our Executive Variable Deferred Retirement Plan (EVDRP). Under the EVDRP, participants may choose among publicly available funds ranging from money market and bond funds to index and other equity/mutual funds. Their rate of return depends on the funds selected by the participant.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last FYE ($)
Mitchell R. Butier	–	$76,171	$(628,880)	–	$2,820,490
Deon M. Stander	$193,473	$33,730	$(208,327)	–	$1,197,797
Gregory S. Lovins	–	$39,868	$(114,316)	–	$ 522,167
Deena Baker-Nel	$ 8,320	$22,566	$(135,152)	–	$ 656,663
Ignacio J. Walker	–	$21,026	$ 1,885	–	$ 111,988

[1] Company contributions to the EVDRP are included in the All Other Compensation column of the 2022 *Summary Compensation Table*.

[2] Amounts reflect EVDRP vested account balances as of December 31, 2022, the last day of our 2022 fiscal year. Because the amounts do not represent above-market earnings, they are not reported in the 2022 *Summary Compensation Table*. The amounts shown below were reported under the All Other Compensation column of the *Summary Compensation Table* in previous proxy statements.

Name	Aggregate Company Contributions Previously Reported ($)
Butier	$756,247
Stander	$111,777
Lovins	$147,788
Baker-Nel	$ 18,783
Walker	$ 14,446

Executive Variable Deferred Retirement Plan

Under the EVDRP, eligible employees can defer up to 75% of their salary and 90% of their AIP award. Deferrals are immediately vested. Earnings are based on a fixed rate and/or the performance of variable bond and equity funds selected by the participant from available options under the EVDRP. **The EVDRP does not offer investment options that provide above-market interest rates.**

Eligible employees are able to defer U.S. taxes until their investment is withdrawn, providing an opportunity for them to accumulate savings on a pre-tax basis. We also benefit from this arrangement because we can use this cash for other corporate purposes until a deferred compensation account is paid to a participant based on his or her election to receive withdrawals either in-service or after termination of employment. All deferred compensation accounts are unfunded obligations of our company and subject to the same risks as any of our general debts and obligations. As a result, these accounts help mitigate risk-seeking behavior by management that could be detrimental to the long-term health of our company.

As of the first business day of our 2022 fiscal year, we made a contribution to the deferred compensation accounts of eligible employees based on 401(k) eligible earnings in excess of the federal compensation limit and deferred compensation in 2021. This annual contribution provided an automatic contribution of 3% of pay plus a matching contribution of 50% on the first 7% of pay not covered by company contributions to our 401(k) Plan. This contribution was added to the deferred compensation accounts of eligible participants employed at year-end 2021, which included all our NEOs. This benefit is designed to supplement 401(k) contributions that are limited under federal law.

Contributions to deferred compensation accounts are required to be distributed following an eligible employee's separation from service. Subject to Section 409A of the Code, eligible employees may elect to receive separation from service withdrawals in the form of a lump-sum payment or monthly installments over two to 20 years. Eligible employees may change the method in which payments are distributed provided that they do so at least 12 months before the date of distribution; however, any change results in the distribution occurring or beginning five years later than it would have otherwise. All NEOs are "specified employees" under Section 409A; as a result, their distributions cannot be made until at least the seventh month after separation from service, except in the event of death.

PAYMENTS UPON TERMINATION AS OF DECEMBER 31, 2022

The table below shows the potential benefits that would have been payable to our NEOs had they been terminated on December 31, 2022, the last day of our fiscal year. Amounts paid or distributed upon actual termination may differ from amounts shown due to timing and any future changes to our benefit plans.

		Termination Scenarios as of End of Fiscal Year 2022			
Name	Benefit	Death	Qualifying Disability	Involuntary Termination Not for Cause	Termination within 24 Mos. of Change of Control
Mitchell R. Butier					
	Severance Payment	–	–	$ 5,811,498	$ 8,717,246
	Unvested PUs[1]	$ 2,158,244	$ 2,158,244	–	$ 6,833,112
	Unvested MSUs[1]	$ 1,663,951	$ 1,663,951	–	$ 5,973,456
	Outplacement	–	–	$ 25,000	$ 25,000
	Total	$ 3,822,195	$ 3,822,195	$ 5,836,498	$21,548,814
	Forfeited Equity[1]	$(8,984,372)	$(8,984,372)	$(12,806,568)	–
Deon M. Stander					
	Severance Payment	–	–	$ 1,250,749	$ 2,501,498
	Unvested RSUs[1]	–	–	–	$ 1,591,533
	Unvested PUs[1]	$ 639,171	$ 639,171	–	$ 2,034,440
	Unvested MSUs[1]	$ 270,944	$ 270,944	–	$ 1,431,764
	Outplacement	–	–	$ 25,000	$ 25,000
	Total	$ 910,115	$ 910,115	$ 1,275,749	$ 7,584,235
	Forfeited Equity[1]	$(4,147,623)	$(4,147,623)	$ (5,057,737)	–
Gregory S. Lovins					
	Severance Payment	–	–	$ 1,250,749	$ 2,501,498
	Unvested PUs[1]	$ 474,944	$ 474,944	–	$ 1,559,315
	Unvested MSUs[1]	$ 418,913	$ 418,913	–	$ 1,437,728
	Outplacement	–	–	$ 25,000	$ 25,000
	Total	$ 893,857	$ 893,857	$ 1,275,749	$ 5,523,541
	Forfeited Equity[1]	$(2,103,185)	$(2,103,185)	$ (2,997,043)	–
Deena Baker-Nel					
	Severance Payment	–	–	$ 712,149	$ 712,149
	Unvested PUs[1]	$ 147,575	$ 147,575	–	$ 477,116
	Unvested MSUs[1]	$ 119,165	$ 119,165	–	$ 424,095
	Outplacement	–	–	$ 25,000	$ 25,000
	Total	$ 266,740	$ 266,740	$ 737,149	$ 1,638,360
	Forfeited Equity[1]	$ (643,471)	$ (643,471)	$ (901,211)	–
Ignacio J. Walker					
	Severance Payment	–	–	$ 727,618	$ 727,618
	Unvested RSUs[1]	$ 156,927	$ 156,927	–	$ 156,927
	Unvested PUs[1]	$ 153,126	$ 153,126	–	$ 491,234
	Unvested MSUs[1]	$ 118,142	$ 118,142	–	$ 429,956
	Outplacement	–	–	$ 25,000	$ 25,000
	Total	$ 428,195	$ 428,195	$ 752,618	$ 1,830,735
	Forfeited Equity[1]	$ (649,922)	$ (649,922)	$ (1,078,117)	–

[1] Values for PUs, MSUs and RSUs determined based on the number of shares that would have been acquired or forfeited on vesting multiplied by the fair market value of our common stock of $181.00 on December 30, 2022; the last trading day of our 2022 fiscal year.

In the event of termination, our NEOs would be entitled to receive their accrued balance under the EVDRP. These amounts would be distributed in accordance with the participant's distribution election and the terms and conditions of the plan, and are not included in the table. See *2022 Nonqualified Deferred Compensation* for more information.

All of our NEOs are employed at-will; if an NEO were no longer performing at the expected level, he or she could be terminated for cause immediately without receiving a contractually guaranteed payment. The other potential payments upon termination are described below and on the following page.

Executive Severance Plan

All NEOs are eligible participants under the Severance Plan. Upon involuntary termination not for cause, they would be entitled to the benefits shown below.

Lump-sum payment equal to annual base salary + target AIP award for year of termination + cash value of 12 months of employer and employee medical and dental insurance premiums	×	**2** For CEO **1** For all other NEOs	+	Outplacement services of up to $25,000 for up to one year

Benefits Not Subject to Gross-up. Benefits are subject to withholding for all applicable taxes and not grossed-up for taxes.

Trigger for Benefits. Involuntary termination, which excludes termination for cause or due to disability, death, voluntary resignation, or an executive declining simultaneous or continuing employment in a comparable position.

Definition of Cause. Cause is defined as (i) commission of a crime or other act that could materially damage the reputation of our company or its subsidiaries; (ii) theft, misappropriation, or embezzlement of company or subsidiary property; (iii) falsification of company or subsidiary records; (iv) substantial failure to comply with written policies and procedures; (v) misconduct; or (vi) substantial failure to perform material job duties not cured within 30 days after written notice.

Key Executive Change of Control Severance Plan

The COC Severance Plan provides enhanced severance benefits to certain key executives to incent their retention during a period in which a change of control transaction is being negotiated or a hostile takeover is being attempted. Messrs. Butier, Stander and Lovins are the only NEOs eligible to participate in the COC Severance Plan, **entitling them to benefits only if they are terminated not for "cause" or terminate employment for "good reason" within 24 months of the change of control (a "double trigger")**. In these circumstances, these NEOs would be entitled to the benefits shown below. In the event of termination following a change of control, our Level 3 NEOs would be entitled to receive benefits under the Severance Plan described above.

Lump-sum payment equal to annual base salary + target AIP award for year of termination + cash value of 12 months of employer and employee medical and dental insurance premiums	×	**3** For CEO **2** For Level 2 NEOs	+	Prorated target AIP award for year in which termination occurs	+	Outplacement services of up to $25,000 for up to one year

Benefits Not Subject to Gross-up. **Benefits are subject to withholding for all applicable taxes and not grossed-up for excise or other taxes.** However, if the payment would trigger an excise tax, the participating NEO can elect to receive (i) full benefits, retaining responsibility for paying any applicable excise taxes, or (ii) reduced benefits to an amount sufficient to eliminate any excise tax liability. In the 2022 termination payments table, COC payments would not have triggered an excise tax for any of the eligible participants.

Definition of Change of Control. Change of control is defined as (i) replacement of a majority of our Board during any 12-month period by directors whose appointment or election was not endorsed by a majority of the members of our Board; or (ii) acquisition by any person, group or corporation that has entered into a merger, acquisition, consolidation, purchase, stock acquisition, asset acquisition or similar business transaction with our company, of (A) together with any of our company's stock previously held, more than 50% of the total fair market value or the total voting power of our company's stock; (B) 30% or more of the total voting power of our company's stock during any 12-month period; or (C) assets of our company having a total gross fair market value of 40% or more of the total gross fair market value of all of our company's assets during any 12-month period.

Definition of Cause. Cause is defined as it is under the Severance Plan.

Definition of Good Reason. Good reason is defined as (i) material diminution in base compensation; (ii) material diminution in authority, duties or responsibilities or supervisor's authority, duties or responsibilities; (iii) material change in geographic job location; or (iv) any other action or inaction that constitutes a material breach by our company.

Equity Incentive Plans

Under our 2017 Incentive Award Plan, unvested equity awards held by our NEOs on the date of termination would vest as shown in the table below, subject to the plan's one-year minimum vesting requirement. None of our NEOs qualified as retirement eligible as of year-end 2022.

VESTING OF EQUITY AWARDS ON TERMINATION EVENTS

	PUs	MSUs	RSUs	Stock Options
Resignation/Involuntary Termination, Whether or Not for Cause	Cancelled	Cancelled	Cancelled	Cancelled
Death	Vest at time of event on prorated basis based on target performance	Vest at time of event on prorated basis based on target performance	Vest	Cancelled
Qualifying Disability	Same as death	Same as death	Vest	Cancelled
Qualifying Retirement	Vest after end of performance period on prorated basis based on actual performance	Vest after end of performance period on prorated basis based on actual performance	Vest	Vest and exercisable for term of option
Change of Control	Vest based on actual, if determinable, and otherwise target performance only in event of termination without cause or for good reason within 24 months after change of control	Vest based on actual, if determinable, and otherwise target performance only in event of termination without cause or for good reason within 24 months of change of control	Vest only in event of termination without cause or for good reason within 24 months after change of control	Vest only in event of termination without cause or for good reason within 24 months after change of control

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2022

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders			
Amended and Restated Stock Option and Incentive Plan[1]	141,108	$73.96	–
2017 Incentive Award Plan[2]	1,265,827	–	3,082,755
Total	1,406,935	$73.96	3,082,755

[1] Our Amended and Restated Stock Option and Incentive Plan was last approved by stockholders in April 2012. We ceased issuing awards under this plan in March 2017. Under this plan, shares issuable under outstanding equity awards only include stock options for officers. Amount in column (A) reflects 141,108 stock options.

[2] Our 2017 Incentive Award Plan was approved by our stockholders in April 2017. We began issuing awards under this plan in May 2017. Shares issuable under outstanding equity awards granted under this plan include (i) RSUs and DSUs for non-employee directors and (ii) restricted stock awards (RSAs), RSUs, PUs and MSUs for officers and other eligible employees. Amount in column (A) includes 62,273 RSAs, 59,841 RSUs, 106,137 DSUs, 307,228 MSUs (including accrued dividend equivalents and reflecting the tranches granted in 2020, 2021 and 2022) and 730,347 PUs (reflecting the tranches granted in 2020, 2021 and 2022). For awards subject to vesting as of December 31, 2022, payouts were based on actual performance. For unvested awards as of December 31, 2022, awards with projected performance at or below target were calculated using the target payout and awards with actual performance above target were calculated using the maximum payout. Amount in column (C) represents the aggregate number of shares available for future issuance, with each full-value award decreasing the number of shares available for future issuance by 1.5 shares

PAY VS. PERFORMANCE DISCLOSURE

The table below reflects information regarding the compensation of our NEOs for fiscal years 2022, 2021 and 2020, as well as our financial performance for each of these fiscal years in accordance with SEC rules.

Year	Summary Compensation Table Total for CEO ($)[1]	Compensation Actually Paid to CEO ($)[2]	Average Summary Compensation Table Total for Non-CEO NEOs ($)[1]	Average Compensation Actually Paid to Non-CEO NEOs ($)[2]	Value of Initial Fixed $100 Investments Based on:		Net Income ($)	Adjusted EPS ($)[4]
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[3]		
2022	$ 9,107,739	$ 7,588,568	$2,405,277	$2,220,289	$145.18	$129.34	$757,092,000	$9.15
2021	$12,433,721	$31,508,041	$2,342,467	$5,263,092	$170.92	$138.82	$740,087,000	$8.91
2020	$ 8,709,348	$13,337,289	$2,248,966	$2,725,777	$120.86	$113.66	$555,863,000	$7.10

[1] For each fiscal year, represents amount reported for our CEO and average amount reported for our non-CEO NEOS, in each case in the Total column of the *Summary Compensation Table*. Our NEOs for each of these fiscal years are shown below.

Year	CEO	Non-CEO NEOs
2022	Mitchell Butier	Deon Stander, Gregory Lovins, Deena Baker-Nel and Ignacio Walker
2021	Mitchell Butier	Deon Stander, Gregory Lovins, Deena Baker-Nel and Ignacio Walker
2020	Mitchell Butier	Deon Stander, Gregory Lovins, Anne Hill and Susan Miller

[2] Amounts represent Compensation Actually Paid to our CEO and the average Compensation Actually Paid to our non-CEO NEOs for the relevant fiscal year. Compensation Actually Paid represents the amount reported in the Total column of the *Summary Compensation Table* for the applicable fiscal year, adjusted as shown below. Fair value or change in fair value, as applicable, of equity awards in the Compensation Actually Paid columns was determined as follows: (i) for RSUs, the closing price of our common stock on the applicable fiscal year-end date, or, in the case of vesting RSUs, the closing price of our common stock on the applicable vesting date; (ii) for the performance condition component of PUs, the same valuation methodology as RSUs except that year-end values were multiplied by a factor reflecting achievement of the probable outcome of the cumulative EVA performance objective as of the measurement date; and (iii) for the market condition component of PUs and MSUs, using a Monte-Carlo simulation method, which utilizes multiple input variables, including expected volatility of our stock price and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the performance objectives established for the respective award. For information on the inputs to our Monte-Carlo simulations, see footnote (2) of our *Summary Compensation Tables* for 2022, 2021 and 2020.

Adjustments	2022		2021		2020	
	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs
Deduction for amounts reported under Stock Awards and Option Awards columns in Summary Compensation Table for applicable FY	$(6,769,541)	$(1,505,667)	$ (7,047,669)	$(1,010,410)	$(5,598,133)	$ (911,123)
Increase based on ASC 718 fair value of awards granted during applicable FY that remain unvested as of applicable FY-end, determined as of applicable FY-end	8,129,671	1,759,513	10,778,535	1,629,157	7,438,091	1,099,351
Increase based on ASC 718 fair value of awards granted during applicable FY that vested during applicable FY, determined as of vesting date	1,025,415	173,855	1,202,830	150,733	1,038,151	220,605
Increase/Deduction for awards granted during prior FYs that were outstanding and unvested as of applicable FY-end, determined based on change in ASC 718 fair value from prior FY-end to applicable FY-end	(2,070,799)	(321,514)	6,376,386	1,070,390	1,060,708	(168,217)
Increase/Deduction for awards granted during prior FYs that vested during applicable FY, determined based on change in ASC 718 fair value from prior FY-end to vesting date	(1,833,917)	(291,175)	7,764,238	1,080,755	760,280	260,825
Deduction for change in the actuarial present values reported under the change in pension value and nonqualified deferred compensation earnings column of the summary compensation table for applicable FY	–	–	–	–	(71,156)	(24,630)
Increase for service cost and, if applicable, prior service cost for pension plans	–	–	–	–	–	–
Total Adjustments	**$(1,519,171)**	**$ (184,988)**	**$19,074,320**	**$ 2,920,625**	**$ 4,627,941**	**$ 476,811**

[3] For the relevant fiscal year, represents the cumulative TSR (the "Peer Group TSR") of the average return (weighted by market capitalization) of the S&P 500 Industrial and Materials subsets (the "Peer Group").

[4] Adjusted EPS is a non-GAAP financial measure reconciled from GAAP in the last section of this proxy statement.

Relationship Between Financial Performance Measures

The graphs below compare the Compensation Actually Paid to our CEO and the average of the Compensation Actually Paid to our non-CEO NEOs, with (i) our cumulative TSR, (ii) our Peer Group TSR, (iii) our net income and (iv) our adjusted EPS, in each case for our 2020, 2021 and 2022 fiscal years. TSR amounts assume $100 invested on December 31, 2019 and reinvestment of dividends.

Reflecting the Compensation Committee's philosophy on paying for performance and incenting our executives using long-term equity awards primarily tied to our TSR, the Compensation Actually Paid to our NEOs was strongly aligned with our TSR performance. In 2020 and 2021, as our TSR significantly grew, the Compensation Actually Paid to our CEO and non-CEO NEOs also increased above the amounts reported in the Total column in the *Summary Compensation Table*. In 2022, when our TSR decreased, the Compensation Actually Paid also significantly decreased. We believe that the inclusion of both absolute and relative TSR as performance objectives for our annual LTI awards to NEOs ensures ongoing alignment of Compensation Actually Paid to our TSR performance.

During 2020 and 2021, our TSR outperformed the average return (weighted by market capitalization) of the TSR of the S&P 500 Industrial and Materials Subsets. Our TSR in 2022 – while negative, reflecting the broad financial market downturn – slightly outperformed the TSR of the Peer Group. More important, our three-year cumulative TSR significantly outperformed the TSR of this comparator group.

The growth in our net income from 2020 through 2022 does not directly align with our outcomes on Compensation Actually Paid. In each of the past three years, our net income has grown; however, our Compensation Actually Paid has varied over that same period of time (with larger increases in 2020 and 2021 and a significant reduction in 2022). Compensation Actually Paid is less sensitive to net income because our executive compensation program prioritizes pay-for-performance compensation tied to our TSR, which we expect will continue to have a much greater impact than these financial outcomes on Compensation Actually Paid, as described above.

Outside of our TSR performance, we believe that adjusted EPS is the most important financial measure that ties our executives' compensation to our performance. We believe that adjusted EPS is the primary driver of stockholder value creation; it is also the measure we use to provide guidance to our investors on our anticipated annual performance. While adjusted EPS increased in 2022, Compensation Actually Paid significantly declined, primarily due to a substantially lower AIP financial modifier in 2022 compared to 2021 (58% vs. 200%) and secondarily due to a significant decline in the change in pension value/non-qualified deferred compensation. Adjusted EPS is defined, qualified and reconciled from GAAP in the last section of this proxy statement.


Compensation Actually Paid vs.
Total Shareholder Return
Compensation Actually Paid ($M)
$40
$30
$20
$10
$0
$175
$150
$125
$100
Total Shareholder Return ($)
FY2020
FY2021
FY2022
PEO CAP
Non-PEO Average CAP
Cumulative TSR
Peer Group TSR





Pay vs. Performance Financial Performance Measures

We believe the financial performance measures shown below, all of which are performance objectives used in our executive compensation program, were the most important in linking compensation actually paid to our NEOs for 2022. For additional information regarding these measures, see the *Compensation and Discussion Analysis* section of this proxy statement.

- Absolute TSR and Relative TSR
- Adjusted EPS
- Cumulative EVA
- Adjusted Sales Growth
- Free Cash Flow

CEO PAY RATIO

With ~72% of our 2022 revenues originating outside the U.S. and ~40% of our revenues originating in emerging markets (Asia, Latin America, Eastern Europe and Middle East/Northern Africa), our employees are located in over 50 countries to best serve our customers. At year-end 2022, ~83% of our employees were located outside the U.S. and ~67% were located in emerging markets, where median compensation is substantially lower than it is in the U.S.

The charts below show the demographics of our global workforce by region and function. At year-end 2022, 20,613 of our ~36K employees, representing ~57% of our global workforce, were in Asia, serving customers in that region. In addition, ~66% of our global workforce was working in the operations of our manufacturing facilities or in positions directly supporting them from other locations.



We offer market-based, competitive wages and benefits in all the markets where we compete for talent. All of our employees were paid at least the applicable legal minimum wage, and ~98% of our employees were paid above the applicable legal minimum wage, at year-end 2022. Our CEO's compensation is substantially driven by pay-for-performance incentive compensation, consistent with U.S. market practices.

2022 PAY RATIO

- The annual total compensation of our median employee (among all employees except for our CEO) was $13,688.

- Our CEO's annual total compensation, as reported in the Total column of the 2022 *Summary Compensation Table*, was $9,107,739.

- Based on this information, a reasonable estimate of the 2022 ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was approximately 665 to 1.

We calculated this ratio based on SEC rules and guidance, which allow for companies to use varying methodologies to identify their median employee. Other companies may have different workforce demographics and employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions. As a result, the CEO pay ratios reported by other companies may not be meaningful comparisons to our CEO pay ratio.

IDENTIFICATION OF MEDIAN EMPLOYEE

Given that there were no significant changes in the composition or compensation arrangements of our global workforce from 2021 to 2022, as allowed by SEC rules, we used the same median employee in 2022 as we did in 2021.

To identify our median employee in 2021, we considered annual base compensation, which is the most common pay element for all our employees, as reflected in our global human resources information system. We selected this compensation element because it represents the principal broad-based compensation element for the vast majority of our employees globally. We measured compensation for purposes of determining the median employee using the 12-month period ended December 31, 2021, making no cost-of-living adjustments.

We selected January 1, 2022, the last day of our 2021 fiscal year, as the date on which to determine our median employee. As of that date, we had 35,971 employees, 30,320 of which were located outside of the U.S. and 24,571 of which were located in emerging markets. We utilized the de minimis exemption to eliminate those countries representing no more than 5% of our global population in the aggregate. The countries excluded were Mauritius (19 employees), the Dominican Republic (120 employees), Pakistan (353 employees), Indonesia (527 employees) and Sri Lanka (669 employees), representing approximately 0.1%, 0.3%, 1.0%, 1.5% and 1.9%, respectively, of our global workforce at that time.

To determine our medianable group, we used a statistical sampling approach known as stratified sampling to concentrate on medianable employees, which were those within a narrow range of the estimated median salary of $10,645, because these employees were all reasonably likely to be our median employee. As a result of this statistical sampling process, we identified 819 employees with a salary within $500 of this amount. Employees from China represented approximately 58% of the medianable group; as a result, we narrowed the medianable group to those 478 employees. Finally, we identified the 5 employees who were potentially our median employee by analyzing additional qualitative and quantitative characteristics, including pay volatility.

MEDIAN EMPLOYEE COMPENSATION

Our median employee was a full-time, salaried employee working at a manufacturing facility in China, with annual base compensation of $10,572. For purposes of this disclosure, we converted the employee's base compensation from Chinese Yuan to U.S. dollars using the average monthly exchange rate during 2022 of 0.1489384269.

As required by SEC rules, in determining the annual total compensation of $13,688 for our median employee, we calculated the employee's compensation consistent with how we determined our CEO's total compensation for the *2022 Summary Compensation Table*.

ITEM 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee – which is directly responsible for the appointment, compensation (including approval of audit and non-audit fees) and evaluation of the independent registered public accounting firm that audits our financial statements and internal control over financial reporting – has appointed PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for fiscal year 2023 and our Board is seeking stockholder ratification of the appointment.

Stockholder ratification is not required by our Bylaws or applicable laws and regulations. However, our Board annually submits the appointment for stockholder ratification as an element of our strong governance program. If stockholders were not to ratify the appointment, the Audit Committee would reconsider whether or not to retain PwC, but could determine to do so at its discretion. In addition, even if the appointment is ratified, the Audit Committee could subsequently appoint a different independent registered public accounting firm without stockholder ratification if the committee were to determine that doing so was in the best interests of our company and stockholders.

Representatives of PwC will be available during the Annual Meeting to answer questions from stockholders.

Audit Committee Evaluation

In determining whether to reappoint PwC, the Audit Committee considered the firm's qualifications, performance, independence and tenure, as well as the performance of the audit engagement team servicing our company; the quality of its discussions with PwC; and the fees charged by PwC for the quality and scope of services provided. In connection with the 2023 appointment, the Audit Committee considered, among other things, the factors described below.

- **Audit Quality** – The quality of PwC's audit and non-audit work based on its oversight of the firm's work product, considering the firm's (i) compliance with accounting, auditing and regulatory requirements; (ii) understanding of our businesses and the financial environments in which we operate; (iii) use of its experience to identify and resolve issues in a timely manner; and (iv) exercise of integrity, objectivity and professional skepticism when performing our audits, as reflected in its Audit Quality Report provided to the Audit Committee in November 2022

- **Performance** – PwC's performance during our 2022 and prior-year audits, noting the firm's agility and strong performance in 2022 despite the continued impact of COVID-19 in certain countries in which we operate, as well as its actions to address the impacts of remote/hybrid work environments and engage subject matter experts from the firm to deliver additional value

- **Qualitative Review** – The results of our survey of members of management and the Audit Committee evaluating PwC's (i) expertise and resources; (ii) quality and timeliness of audit planning; (iii) communication and interaction; (iv) independence, objectivity and professional skepticism; and (v) value from fees, noting identified areas of strength and improvement opportunities

- **Self-Assessment** – PwC's self-assessment of its performance during the 2022 audit and its satisfaction of the service needs and expectations of the Audit Committee and management

- **Regulatory Reviews** – External data on the firm's audit quality and performance, including the most recent Public Company Accounting Oversight Board (PCAOB) report on PwC

- **Fees** – The reasonableness of PwC's fees for audit and non-audit services, both on an absolute basis and relative to peer firms; **the Audit Committee is benchmarking independent auditor fees in 2023**

- **Independence** – PwC's processes to ensure it maintains independence, written disclosures from the firm and the independence letter required by the PCAOB

- **Tenure** – PwC's tenure as our independent auditor, reflecting on feedback from certain of our investors counterbalanced against the benefits of having a longer-tenured auditor, as well as the controls we and PwC have in place to mitigate any potential independence risk. **In 2022, the Audit Committee deliberated on conducting a request for proposal process to consider the selection of a new independent auditor, determining not to do so given its continued overall satisfaction with PwC's performance; our engagement of other large auditing firms for non-audit services to our company, which could impair their independence and limit their ability to serve as our independent registered public accounting firm; the Committee's adherence to regular rotation of PwC's lead engagement partner and lead relationship partner; and potential risks to audit quality and timeliness.**

The Audit Committee has determined that the appointment of PwC is in the best interest of our company and stockholders. The Audit Committee has appointed PwC as our independent registered public accounting firm for fiscal year 2023 and our Board recommends that stockholders ratify the appointment.

Board Recommendation

Our Board recommends that you vote FOR ratification of the appointment of PwC as our independent registered public accounting firm for fiscal year 2023. Properly dated and signed proxies will be so voted unless you specify otherwise.

AUDIT MATTERS

AUDITOR TENURE

PwC has been our independent registered public accounting firm since 1998 and served in that capacity during fiscal year 2022. Through its predecessor entities, we believe that the firm has served as our independent auditor since at least 1954 based on records we have been able to locate. We have been unable to determine the exact year PwC began serving as the independent auditor for our company. PwC is well-qualified to continue serving as our independent registered public accounting firm, understands our operations and accounting practices, and maintains rigorous procedures to ensure auditor independence, which are discussed with and evaluated by the Audit Committee. A few of our investors have suggested that, because longer tenure poses a risk to auditor independence, the Audit Committee should consider the appointment of a new firm. After giving these views due consideration, the Audit Committee determined not to undertake a request for proposal process at this time, and to reappoint PwC because it continues to believe that PwC provides independent, high-quality audit services on the scale and with the efficiency the Committee requires, giving consideration to the factors shown below.

- **Audit Quality and Performance** – PwC has deep institutional knowledge regarding our operations, businesses, and accounting policies and practices, and optimizes its people and technology to deliver quality assurance services, consistently performing well

- **Scale –** PwC has a global presence with resources in virtually all of the countries in which we do business, enabling the firm to cost-effectively perform statutory audit work on our subsidiary accounts

- **Capability –** PwC's capability and experience handling the breadth and complexity of our global operations

- **Efficiency** – PwC brings customized knowledge using judgment tailored to our audits, allowing for significant time savings

- **Cost –** PwC's ability to cost-effectively perform audit, audit-related, tax compliance, tax planning and other services

In conducting its regular review of whether to appoint a new independent registered public accounting firm, among other things, the Audit Committee considers the fact that onboarding a new firm would require a significant time commitment on the part of management, potentially distracting from the paramount focus on financial reporting and internal controls, without necessarily increasing audit quality.

> The Audit Committee recognized PwC's investment of significant time and resources to maintain and continually enhance audit quality; provide its people with greater flexibility in how and where they work; and identify new ways for them to work with one another and our company to improve the audit experience.

PwC continuously provides the Audit Committee and management with accounting/financial reporting insights and best practices relevant to our business, as well as advance notice of legislative and regulatory developments that have the potential to significantly impact our company.

The Audit Committee has several controls in place to mitigate any potential independence risk related to auditor tenure, including those described below and on the following page.

- **Annual Review of Performance and Independence** – In addition to its ongoing assessment and feedback provided to PwC, the Audit Committee formally evaluates both performance and independence, as well as other factors such as tenure, in determining whether or not to reappoint the firm for the following year

- **Limits on Non-Audit Services** – The Audit Committee assesses the impact providing non-audit services may have on PwC's independence each time it approves the firm's provision of these services, as well as during its annual assessment of the firm's independence; our company regularly uses other independent registered public accounting firms to provide non-audit services, engaging PwC only where such services are permissible and where doing so confers significant benefits given its role as our independent auditor

- **Regular Consideration of Auditor Rotation** – The Audit Committee regularly considers whether to change the independent registered public accounting firm based on its assessment of PwC's audit quality, performance, compensation, independence and tenure, having most recently done so in 2022, deliberating on whether to undertake a request for proposal process and ultimately determining instead to benchmark the firm's fees in 2023

- **Executive Sessions** – The Audit Committee meets regularly both with PwC without management present and with management without PwC present

- **Lead Engagement Partner Rotation and Selection** – To regularly bring a fresh perspective to the audit, a new lead engagement partner is designated at least every five years; a new lead engagement partner was most recently designated in advance of the 2019 audit. The Audit Committee interviewed the partner prior to his designation, and the Audit Committee was directly responsible for making the selection, in consultation with management and representatives from PwC. **The Audit Committee began discussions with the firm regarding the next lead engagement partner in mid-2022, who would lead audits conducted by PwC beginning in 2024.**

- **Oversight by Lead Relationship Partner** – PwC designates a separate lead relationship partner to provide additional assurance and objective oversight; this partner meets at least annually with the Audit Committee and is available as needed to resolve any issues that may arise. A new lead relationship partner was designated in 2022, having been selected by the Audit Committee in consultation with leadership from PwC. **This additional oversight and escalation point to address issues that may arise strengthens the independence of the audit engagement team and helps ensure continuous improvement in service quality.**

AUDITOR INDEPENDENCE

PwC has advised us that neither the firm nor any member thereof has any financial interest, direct or indirect, in our company or our subsidiaries, confirming to the Audit Committee that it is in compliance with the rules, standards and policies of the PCAOB and the regulations of the SEC governing auditor independence. In February 2023, the Audit Committee reviewed the non-audit services pre-approved by the committee and provided by PwC during 2022, including the related fees associated with previously pre-approved services, and in assessing whether the firm's provision of these services would impair PwC's independence.

The Audit Committee discussed with PwC its independence from our company, Board and management and concluded that PwC was independent during 2022.

AUDITOR COMPENSATION

In approving PwC's services and fees, the Audit Committee considers whether PwC is best positioned to provide the services effectively and efficiently due to its familiarity with our operations, businesses, accounting policies and practices, internal controls, and financial and information technology systems, as well as whether the services enhance our ability to manage control risks and maintain audit quality. The Audit Committee regularly receives updates on the services provided by, and fees paid to, PwC to ensure that they are within the parameters approved by the Audit Committee.

COMMITTEE APPROVAL OF SERVICES AND FEES

The Audit Committee has adopted procedures for the pre-approval of all audit and non-audit services and fees provided by the independent registered public accounting firm. In the fourth quarter of 2021, the Audit Committee approved the (i) audit, audit-related and other services PwC would perform in the 2022 audit and (ii) permissible tax services the firm could provide during the year. The Audit Committee pre-approved PwC's budgeted fees for audit, audit-related, tax compliance, tax planning and other services in February 2022, received updates on year-to-date fees incurred in July and November of that year, and assessed the final fees in connection with its review of the results of the audit in February 2023. These procedures include reviewing and approving a plan for audit and permitted non-audit services, which includes a description of, and estimated fees for, each category of audit and non-audit services. Additional Audit Committee approval is required for services not included in the initial plan or substantially in excess of the budgeted amount for the particular category of services. The Audit Committee has delegated interim pre-approval authority to its Chair for services not included in the audit plan; these services are presented for approval to the entire Audit Committee at a subsequent meeting.

AUDIT FEES

In fiscal years 2022 and 2021, PwC provided the services shown below for our company – all of which were approved by the Audit Committee under the procedures described above – for which we paid the firm the fees indicated.

	2022	2021
Audit Fees[1]	$ 9,158,000	$ 8,690,000
Audit-Related Fees[2]	203,000	236,000
Tax Fees:		
Tax Compliance[3]	2,212,000	2,610,000
Tax Planning[4]	2,062,000	1,647,000
All Other Fees[5]	15,000	16,000
Total	**$13,650,000**	**$13,199,000**

[1] Includes fees for services performed to comply with the standards established by the PCAOB, including the audit of our financial statements and the effectiveness of our internal control over financial reporting; audits in connection with statutory filings; and other services that the principal independent registered public accounting firm most effectively and efficiently can provide, such as procedures related to comfort letters, consents and review of our SEC filings.

[2] Includes fees associated with assurance and related services traditionally performed by the independent registered public accounting firm and reasonably related to the performance of the audit or review of our financial statements, including assistance in financial due diligence related to acquisitions and divestitures and the audit or compliance services not required by applicable statutes or regulations. This category also includes audits of pension and other employee benefit plans, as well as the audit or review of information technology systems and internal controls unrelated to the audit of the financial statements. As required by revised proxy rules, amount in 2022 excludes $31,000 of audit-related fees for PwC's audit of our pension plan in the Netherlands, which had been approved by the Committee but were ultimately paid by the plan rather than our company.

[3] Includes fees associated with tax compliance such as preparation of tax returns in foreign jurisdictions, tax audits and transfer pricing documentation.

[4] Includes fees for domestic and international tax planning, and tax planning related to restructuring actions, acquisitions and divestitures.

[5] Includes fees for any services other than those described in the above categories. In both years, included subscriptions and licenses to accounting and tax resources and other permissible services.

AUDIT AND FINANCE COMMITTEE REPORT

COMPOSITION AND QUALIFICATIONS

The Audit and Finance Committee (referred to in this report as the "Committee") of our Board of Directors (our "Board") is composed of the directors named and pictured at the end of this report, each of whom meets the enhanced independence and experience standards for audit committee members required by Securities and Exchange Commission (SEC) rules and New York Stock Exchange (NYSE) listing standards. Our Board has determined all members to be financially literate and designated each of Anthony Anderson and Patrick Siewert as an "audit committee financial expert" under applicable SEC regulations. Members of the Committee are prohibited from sitting on the audit committee of more than two other public companies, and all members are in compliance with this restriction.

PRIMARY RESPONSIBILITIES

The Committee has a written charter adopted by our Board, which is available under Corporate Governance in the investors section of our website. The Committee annually reviews the charter and recommends changes to the Board for approval. The charter was most recently amended in December 2022.

During fiscal year 2022, the Committee primarily performed the activities described below on behalf of our Board.

- Reviewed and discussed with management and the independent registered public accounting firm our quarterly and annual financial results, earnings release documentation and the related reports we file with the SEC

- Reviewed and discussed with management, our Vice President of Internal Audit and the independent registered public accounting firm our internal controls report and the independent registered public accounting firm's attestation thereof

- Evaluated the qualifications, performance and independence of the independent registered public accounting firm and met with representatives of the firm to discuss the scope, budget, staffing and progress of its audit

- Supervised our Vice President of Internal Audit with respect to the scope, budget, staffing and progress of the internal audit and evaluated his personal performance, as well as the performance of his function

- Discussed significant financial risk exposures, including our cybersecurity risk management program and risks related to our company's information technology controls and security, and the steps taken by management to monitor and control these exposures

OVERSIGHT OF CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for our consolidated financial statements, accounting and financial reporting policies, internal control over financial reporting, and disclosure controls and procedures. The Committee appointed the independent registered public accounting firm of PricewaterhouseCoopers LLP (PwC) to provide audit, audit-related and tax compliance services, with limited tax planning and other services to the extent approved by the Committee. PwC performed an independent audit of our 2022 consolidated financial statements and our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), issuing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America (GAAP). The Committee's responsibility is to monitor and oversee our accounting and financial reporting processes and the audits of our consolidated financial statements and internal control over financial reporting. The members of the Committee are not professionally engaged in the practice of auditing or accounting and rely without independent verification on the information provided to them and the representations made by management and PwC.

The Committee reviewed and discussed our consolidated financial statements and related footnotes for the fiscal year ended December 31, 2022 – including our company's critical accounting policies and management's significant estimates and judgments – with management and PwC, as well as PwC's report and unqualified opinion on its audits. Management represented to the Committee and PwC that our consolidated financial statements were prepared in accordance with GAAP. PwC presented the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*. The Committee received these written disclosures and the letters from PwC required by the applicable requirements of the PCAOB regarding communications concerning independence – including Rule 3524, *Audit Committee Pre-approval of Certain Tax Services*, and Rule 3526, *Communication with Audit Committees Concerning Independence* – and discussed with PwC its independence from our company, Board and management.

Based on the Committee's review and discussions with management and PwC described above, as well as the Committee's review of the representations of management and the audit report and unqualified opinion of PwC, the Committee recommended that our Board approve the inclusion of the audited consolidated financial statements for our fiscal year ended December 31, 2022 in our Annual Report on Form 10-K filed with the SEC.

OVERSIGHT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Committee is responsible for appointing the independent registered public accounting firm, and monitoring and overseeing the firm's qualifications, compensation, performance and independence. In this capacity, the Committee reviewed with PwC the overall scope of services and fees for its audit, and monitored the progress of PwC's audit in assessing our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including the firm's findings and required resources.

PwC provided to the Committee the written disclosures and independence letter required by the PCAOB. The Committee discussed with PwC its independence from our company and management and concluded that PwC was independent during fiscal year 2022. The Committee has a policy requiring pre-approval of fees for audit, audit-related, tax compliance, tax planning and other services and has concluded that PwC's provision of limited non-audit services to our company in 2022 was compatible with maintaining its independence.

Under its charter, the Committee is required to regularly consider whether it is appropriate to change the independent registered public accounting firm, having most recently formally evaluated with management whether it may be appropriate to do so in 2022 with a view to ensuring that audit quality would continue to be paramount. **Recognizing that – aided by the regular rotation of both the lead engagement partner and the lead relationship partner – PwC has continued to exercise independence in challenging management, the Committee determined to retain PwC, noting the firm's strong performance and consistently improving service delivery with top talent assigned to our audit.** The Committee is benchmarking PwC's fees against those of other large auditing firms in 2023.

The Committee has determined that the appointment of PwC as our independent registered public accounting firm for fiscal year 2023 is in the best interest of our company and stockholders. The Committee has appointed PwC in this capacity and recommends that stockholders ratify the appointment.

OVERSIGHT OF INTERNAL AUDIT

The Committee's responsibility is to monitor and oversee our internal audit function, reviewing the significant audit results reported to management and management's responses thereto. In this capacity, the Committee reviews with our Vice President of Internal Audit the overall scope and budget for the internal audit, and regularly monitors the progress of the internal audit in assessing our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including key findings and required resources. The Committee supervises our Vice President of Internal Audit in the conduct of his operational responsibilities and evaluates his individual performance as well as that of the entire internal audit function.

EXECUTIVE SESSIONS

The Committee regularly meets separately in executive session without management present with each of our Vice President of Internal Audit and PwC to review and discuss their evaluations of the overall quality of our accounting and financial reporting and internal control. The Committee also regularly meets, without PwC or our Vice President of Internal Audit present, with management, our CFO and our Controller/CAO, and meets as needed with other members of management such as our CEO, COO and CLO, to discuss, among other things, significant risk exposures impacting our financial statements and accounting policies.

STOCKHOLDER FEEDBACK

The Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints regarding our accounting, internal controls and auditing matters. See *Complaint Procedures for Accounting and Auditing Matters* in the *Governance* section of this proxy statement. The Committee welcomes feedback regarding its oversight of our audit and finance programs. Stockholders may communicate with the Committee by writing to the Audit Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

Martha N. Sullivan, Chair	Anthony K. Anderson	Andres A. Lopez	Patrick T. Siewert
			

SECURITY OWNERSHIP INFORMATION

SECURITY OWNERSHIP OF MANAGEMENT AND SIGNIFICANT STOCKHOLDERS

The table below shows the number of shares of our common stock beneficially owned by our (i) directors; (ii) NEOs; (iii) current directors and executive officers as a group; and (iv) greater-than-five-percent, or "significant," stockholders, in each case as of the February 27, 2023 record date for the Annual Meeting.

Name of Beneficial Owner	Common Stock[1]	Number of Rights Exercisable and Vesting within 60 Days[2]	Number of Shares Beneficially Owned	Percent of Class[3]
Directors				
Bradley A. Alford	22,642	21,471	44,113	*
Anthony K. Anderson	558	12,641	13,199	*
Mitchell R. Butier	278,792	201,118	479,910	*
Ken C. Hicks	29,002	15,063	44,065	*
Andres A. Lopez	7,115	1,459	8,574	*
Francesca Reverberi	–	–	–	*
Patrick T. Siewert	16,604	–	16,604	*
Julia A. Stewart	21,642	42,550	64,192	*
Martha N. Sullivan	16,660	12,951	29,611	*
William R. Wagner	–	–	–	*
Non-Director NEOs				
Deon M. Stander	38,639	11,339	49,978	*
Gregory S. Lovins	52,877	16,112	68,989	*
Deena Baker-Nel	5,422	4,316	9,738	*
Ignacio J. Walker	7,795	4,134	11,929	*
All current directors and executive officers as a group (16 persons)	536,307	352,488	888,795	1.1%
Significant stockholders				
The Vanguard Group[4]	9,856,108	–	9,856,108	12.2%
BlackRock, Inc.[5]	6,514,175	–	6,514,175	8.0%

[1] Except as otherwise noted herein, each director, NEO and current executive officer has sole voting and investment power with respect to the shares indicated and no shares have been pledged as security by any such person. Includes for the following beneficial owners the following amounts of shares held in our employee savings plan as of February 27, 2023: Butier – 4,083, Lovins – 2,124, Baker-Nel – 1,307, Walker – 555, and all current directors and executive officers as a group – 10,535.

[2] Numbers reported in this column are not entitled to vote during the Annual Meeting. Includes the following number of DSUs deferred through the DDECP by the following directors as of February 27, 2023, as to which they have no voting or investment power: Alford – 21,471; Anderson – 12,641; Hicks – 15,063; Lopez – 1,459; Stewart – 42,550; and Sullivan – 12,951. DSUs are included as beneficially owned because, if the director were to resign or retire from our Board, his or her DDECP account would be valued as of the date of separation and the equivalent number of shares of our common stock would be issued to the separating director. For Mr. Butier and all non-director NEOs, includes PUs and MSUs vesting within 60 days of February 27, 2023.

[3] Percent of class based on 81,108,975 shares of our common stock outstanding as of February 27, 2023. Individuals with an (*) beneficially own less than 1% of our outstanding common stock.

[4] Number of shares beneficially owned based on information as of December 31, 2022 contained in Amendment No. 12 to Schedule 13G filed with the SEC on February 9, 2023. The Vanguard Group has sole voting power with respect to no shares; shared voting power with respect to 118,071 shares; sole dispositive power with respect to 9,519,827 shares; and shared dispositive power with respect to 336,281 shares. The Vanguard Group is an investment adviser, in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act, with a business address of 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[5] Number of shares beneficially owned based on information as of December 31, 2022 contained in Amendment No. 14 to Schedule 13G filed with the SEC on February 3, 2023. BlackRock, Inc. has sole voting power with respect to 5,747,686 shares; shared voting power with respect to no shares; sole dispositive power with respect to all 6,514,175 shares; and shared dispositive power with respect to no shares. BlackRock, Inc. is a parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act, with a business address of 55 East 52nd Street, New York, New York 10055.

RELATED PERSON TRANSACTIONS

Both our Code of Conduct and our Conflict of Interest Policy ("COI Policy") provide that conflicts of interest should be avoided. Under our Governance Guidelines, Board members are expected to comply with our Code of Conduct and avoid any action, position or interest that conflicts with those of our company, or gives the appearance of a conflict. The Governance Committee oversees our COI Policy, which proscribes any of our officers (including our executive officers) or employees – or any of their immediate family members – from directly or indirectly doing business, seeking to do business or owning an interest in an entity that does business or seeks to do business with our company without having received prior written approval. Any officer or employee who has a question as to the interpretation of the policy or its application to a specific activity, transaction or situation may submit the question in writing to our law department for any further necessary review by the Governance Committee.

All employees at the level of manager and above and all non-supervisory professionals are regularly required to complete a compliance certification in which they must (i) disclose, among other things, whether they or any of their immediate family members have a job, contract or other position with an entity that has commercial dealings with our company and (ii) certify that they have complied with our Code of Conduct and company policies. All disclosures are reviewed by our compliance and law departments in consultation with senior management to determine whether the activity has the potential to significantly influence our business. The Governance Committee receives a report from our Chief Compliance Officer on the disclosures elicited in the compliance certification and, in the event that an unresolved disclosure potentially gives rise to a significant conflict of interest, determines whether a conflict of interest exists or whether there is a reasonable likelihood that the activity, transaction or situation would influence the individual's judgment or actions in performing his or her duties for our company. **In 2022, we relaunched the compliance certification process after suspending it in 2021 to implement improvement opportunities recommended by an independent third-party expert we engaged to benchmark our compliance program, as well as improve the overall efficiency of the process.**

In addition, each of our directors and executive officers annually completes a questionnaire designed to solicit information about any potential related person transactions. Transactions involving directors are reviewed with the Governance Committee by our Corporate Secretary in connection with the annual assessment of director independence. Responses from executive officers are reviewed by our Corporate Secretary with oversight by the Governance Committee in the event any such transactions are identified.

We review internal financial records to identify transactions with security holders known by us from information contained in Schedules 13D or 13G filed with the SEC to be beneficial owners of more than 5% of our common stock to determine whether we have any relationships with the security holders that might constitute related person transactions under Item 404(a) of Regulation S-K. Our Corporate Secretary discusses any such findings with the Governance Committee.

During fiscal year 2022, there were no related person transactions requiring disclosure under SEC rules and regulations. To our knowledge, all related person transactions were reviewed under our policies and procedures.

VOTING AND MEETING Q&A

ANNUAL REPORT AND PROXY MATERIALS

WHEN WILL I RECEIVE THE 2022 ANNUAL REPORT?

We expect to mail or make available our 2022 Annual Report to all stockholders of record on or about March 15, 2023.

HOW DO I ACCESS THE 2023 PROXY MATERIALS?

We have elected to provide access to our proxy materials on the internet. Accordingly, we are sending the Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record. Brokers, banks and other nominees (collectively, "nominees") who hold shares on behalf of beneficial owners (also called "street name" holders) will send a similar notice. You will have the ability to access our proxy materials on the website referred to in the Notice. Instructions on how to request printed proxy materials by mail, including an option to receive paper copies in the future, may be found in the Notice and on the website referred to in the Notice.

On or about March 15, 2023, we intend to make this proxy statement available online and mail the Notice to all stockholders entitled to vote. On or about the same date, we intend to mail this proxy statement, together with a proxy card, to stockholders entitled to vote during the Annual Meeting who have previously requested paper copies. In addition, if you request paper copies of these materials for the first time, they will be mailed within three business days of your request. If you hold your shares in street name, you may request paper copies of the proxy statement and proxy card from your nominee by following the instructions on the notice your nominee provides to you.

Stockholders of record may obtain a copy of this proxy statement without charge by writing to our Corporate Secretary at 8080 Norton Parkway, Mentor, Ohio 44060.

WHAT IS HOUSEHOLDING?

We will deliver one copy of our 2022 integrated sustainability and annual report, which includes our 2023 notice and proxy statement, to stockholders sharing the same address. Householding allows us to reduce our printing and postage costs, prevents duplicative information from being received at your household and impacts only the delivery of proxy materials; it does not impact the delivery of dividend checks.

For holders who share an address, we are sending only one integrated report to that address unless we have received instructions to the contrary from any stockholder at that address. If you wish to receive an additional copy of our integrated report, or if you receive multiple copies of our integrated report and wish to receive a single copy in the future, you may make your request by writing to our Corporate Secretary at 8080 Norton Parkway, Mentor, Ohio 44060.

If you are a beneficial holder and wish to revoke your consent to householding and receive separate copies of our proxy statement and annual report in future years, you may call Broadridge Investor Communications Services toll-free at 866.540.7095 in the U.S. and Canada or write them c/o Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

HOW CAN I ACCESS THE ANNUAL REPORT AND PROXY MATERIALS ELECTRONICALLY?

Instead of receiving paper copies of proxy statements and annual reports by mail in the future, you can elect to receive an email that will provide a link to these documents on the internet. By electing to access proxy materials online, you can access them more quickly, save us the cost of printing and mailing them to you, reduce the amount of mail you receive from us, and help us preserve environmental resources.

You may enroll to access proxy materials and annual reports electronically for future Annual Meetings by registering online at the following website: https://enroll.icsdelivery.com/avy. If you are voting online, you can follow the links on the voting website to reach the electronic enrollment website.

VOTING

WHO IS ENTITLED TO VOTE?

Stockholders of record as of the close of business on February 27, 2023 are entitled to notice of, and to vote at, the Annual Meeting. Our common stock is the only class of shares outstanding, and there were 81,108,975 shares of common stock outstanding on February 27, 2023. The list of stockholders entitled to vote will be available for inspection during the virtual Annual Meeting, as well as starting 10 days before the Annual Meeting during regular business hours at our company headquarters in Mentor, Ohio. You are entitled to one vote for each share of common stock you held on the record date.

HOW DO I VOTE?

You may vote by submitting a proxy or voting during the Annual Meeting at www.virtualshareholdermeeting.com/AVY2023. If you are a beneficial holder, you may only vote during the meeting if you properly request and receive a legal proxy in your name from the nominee that holds your shares.

The method of voting by proxy differs depending on whether you are viewing this proxy statement online or reviewing a paper copy.

- If you are viewing this proxy statement online, you may vote your shares by (i) submitting a proxy by telephone or online by following the instructions on the website or (ii) requesting a paper copy of the proxy materials and following one of the methods described below.

- If you are reviewing a paper copy of this proxy statement, you may vote your shares by (i) submitting a proxy by telephone or online by following the instructions on the proxy card or (ii) completing, dating and signing the proxy card included with the proxy statement and returning it in the preaddressed, postage-paid envelope provided.

Whether or not you plan to attend the Annual Meeting, we urge you to vote promptly using one of the methods described in the proxy materials. We encourage you to vote by telephone or online since these methods immediately record your vote and allow you to confirm that your votes have been properly recorded. Telephone and online votes must be received by 11:59 p.m. Eastern Time on April 26, 2023.

WHAT IF MY SHARES WERE ACQUIRED THROUGH THE DIRECT SHARE PURCHASE AND SALE PROGRAM?

Shares acquired through our Direct Share Purchase and Sale Program may be voted by following the procedures described above.

WHAT IF MY SHARES ARE HELD IN THE EMPLOYEE SAVINGS PLAN?

If you hold shares as a participant in our Employee Savings (401(k)) Plan, your vote serves as a voting instruction to Fidelity Management Trust Company, the trustee of the plan, on how to vote your shares. Your voting instruction must be received by the trustee by 11:59 p.m. Eastern Time on April 24, 2023.

If the trustee does not receive your instruction in a timely manner, your shares will be voted in the same proportion as the shares voted by participants in the plan who timely furnish instructions. Shares of our common stock that have not been allocated to participant accounts will also be voted by the trustee in the same proportion as the shares voted by participants in the plan who timely furnish instructions.

HOW DO I REVOKE MY PROXY OR CHANGE MY VOTE AFTER I HAVE VOTED?

If you give a proxy pursuant to this solicitation, you may revoke it at any time before it is acted upon during the Annual Meeting by (i) submitting another proxy by telephone or online (only your last voting instructions will be counted); (ii) sending a later dated paper proxy; or (iii) if you are entitled to do so, voting during the Annual Meeting. Simply attending the Annual Meeting will not revoke your proxy.

If your shares are held in street name, you may only change your vote by submitting new voting instructions to your nominee. You must contact your nominee to find out how to change your vote. Shares held in our Employee Savings Plan cannot be changed or revoked after 11:59 p.m. Eastern Time on April 24, 2023, nor can they be voted during the Annual Meeting.

IS MY VOTE CONFIDENTIAL?

Except in contested proxy solicitations, when required by law or as authorized by you (such as by making a written comment on your proxy card, in which case the comment, but not your vote, may be shared with our company), your vote or voting instruction is confidential and will not be disclosed other than to the broker, trustee, agent or other entity tabulating your vote.

HOW WILL VOTES BE COUNTED?

Votes cast by proxy or during the Annual Meeting will be tabulated by a representative from Broadridge Financial Solutions, Inc., the independent inspector of election appointed by our Board. The inspector of election will also determine whether a quorum is present. During the Annual Meeting, shares represented by proxies that reflect abstentions or broker non-votes (which are shares held by a nominee that are represented during the meeting, but with respect to which the nominee neither has discretionary authority to vote nor has been given actual authority to vote on a particular item) will be counted as shares that are present and entitled to vote during the Annual Meeting for purposes of determining the presence of a quorum. Items 1, 2 and 3 are non-routine under the rules of the NYSE and Item 4 is routine. Nominees are prohibited from voting on non-routine items in the absence of instructions from the beneficial owners of the shares; as a result, if you hold your shares in street name and do not submit voting instructions to your nominee, your shares will not be voted on Item 1, election of directors; Item 2, approval, on an advisory basis, of our executive compensation; or Item 3, approval, on an advisory basis, of the frequency of votes to approve executive compensation. We urge you to promptly provide voting instructions to your nominee so that your vote is counted.

The vote required to approve each of the Annual Meeting items, as well as the impact of abstentions and broker non-votes, is shown in the chart below.

Item	Vote Required	Impact of Abstentions	Impact of Broker Non-Votes
1 Election of directors	Majority of votes cast	Not counted as votes cast; no impact on outcome	Not counted as votes cast; no impact on outcome
2 Advisory vote to approve executive compensation	Majority of shares represented and entitled to vote	Negative impact on outcome	Not counted as represented and entitled to vote; no impact on outcome
3 Determine, on an advisory basis, the frequency (whether every one, two or three years) with which our stockholders will have advisory votes to approve executive compensation	Plurality of shares represented and entitled to vote	No impact on outcome	Not counted as represented and entitled to vote; no impact on outcome
4 Ratification of appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm for fiscal year 2023	Majority of shares represented and entitled to vote	Negative impact on outcome	Not applicable

WHAT IF THERE IS ADDITIONAL BUSINESS TO BE VOTED ON?

As of the date of this proxy statement, we know of no other business to be presented for consideration during the meeting. If any other business properly comes before the meeting, your vote will be cast on any such other business in accordance with the best judgment of the individuals acting pursuant to your proxy.

HOW DO I FIND VOTE RESULTS?

We expect to announce preliminary voting results during the Annual Meeting and report final voting results in a Current Report on Form 8-K filed with the SEC on or before May 3, 2023.

ANNUAL MEETING INFORMATION

WHAT IS THE TIME, DATE AND FORMAT OF THE ANNUAL MEETING?

The Annual Meeting will take place at 1:30 p.m. Pacific Time on April 27, 2023. To allow more stockholders to attend without the time and expense of doing so in person, the meeting will be held virtually, with attendance via the internet. To attend the virtual Annual Meeting, you will need to log in to www.virtualshareholdermeeting.com/AVY2023 using the 16-digit control number on your Notice of Internet Availability of Proxy Materials or proxy card.

HOW CAN I ATTEND THE VIRTUAL MEETING?

To attend the virtual Annual Meeting, you will need to log in to www.virtualshareholdermeeting.com/AVY2023 using the 16-digit control number on the Notice or proxy card mailed or made available to you on or about March 15, 2023. Online access to the live audio webcast of the Annual Meeting will open at 1:15 p.m. Pacific Time to allow time for you to log in and test your device's audio system. We encourage you to access the meeting in advance of its designated start time as we plan to begin conducting the meeting promptly.

HOW DO I ASK QUESTIONS DURING THE MEETING?

We have designed the virtual Annual Meeting to ensure that you have the same rights and opportunities to participate as you would at an in-person meeting, using easy-to-use online tools that allow you to attend, vote and ask questions. Only stockholders as of the record date or their properly appointed proxies may ask questions during the meeting, and our Chairman may limit the length of discussion on any particular matter. During the Annual Meeting, you can view our Ground Rules for Conduct of Meeting and submit questions on www.virtualshareholdermeeting.com/AVY2023.

After the business portion of the Annual Meeting concludes and the meeting is adjourned, **we will hold a Q&A session during which we intend to answer all questions submitted before or during the meeting** that are pertinent to our company and the items being brought before stockholder vote during the Annual Meeting, as time permits and in accordance with our Ground Rules for Conduct of Meeting. Questions and answers will be grouped by topic and substantially similar questions will be answered only once. To promote fairness and ensure all stockholder questions are able to be addressed, we will respond to no more than three questions from any single stockholder. **Answers to questions not addressed during the meeting, if any, will be posted promptly after the meeting on the investors section of our website.**

As a result of time constraints and other considerations, we cannot assure you that every stockholder wishing to address the meeting will have the opportunity to do so. However, all stockholders are invited to direct inquiries or comments regarding business matters to our Investor Relations department by email to investorcom@averydennison.com or by mail to 8080 Norton Parkway, Mentor, Ohio 44060. In addition, stockholders wishing to address matters to our Board or any of its members may do so as described under Contacting Our Board in the *Our Board of Directors* section of this proxy statement.

WHAT DO I DO IF I AM HAVING TECHNICAL ISSUES ACCESSING OR PARTICIPATING IN THE MEETING?

Beginning 15 minutes prior to, and during, the Annual Meeting, we will have support available to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulty accessing, or during, the virtual meeting, please call the support team at 1.844.986.0822 (toll-free in the U.S. and Canada) or +1.303.562.9302 (for international participants).

HOW ARE PROXIES BEING SOLICITED?

We have retained D.F. King & Co., Inc. to assist in soliciting proxies for a fee of $12,000, plus reimbursement of out-of-pocket expenses incident to preparing and mailing our proxy materials. Certain of our employees may solicit proxies by telephone or email; these employees will not receive any additional compensation for their proxy solicitation efforts. We will bear all costs related to this solicitation of proxies and we will reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur in forwarding our proxy materials to beneficial stockholders. You can help reduce these costs by consenting to access our proxy materials electronically.

MATTERS RELATED TO 2024 ANNUAL MEETING

HOW DO I SUBMIT ITEMS FOR POTENTIAL CONSIDERATION AT THE 2024 ANNUAL MEETING?

To propose business otherwise satisfying the eligibility requirements of SEC Rule 14a-8 to be considered for inclusion in our proxy statement for the 2024 Annual Meeting, you must provide notice of proposed items so they are received at our principal executive offices on or before November 16, 2023. If you wish to nominate persons for election to our Board or bring any other business before an annual meeting under the advanced notice provisions or our Bylaws, you must notify our Corporate Secretary at our principal executive offices in writing 90 to 120 days prior to the first anniversary of the preceding year's annual meeting (with respect to the 2024 Annual Meeting, no earlier than December 29, 2023 and no later than January 28, 2024) and comply with the other requirements set forth in the Bylaws.

Your notice must include, among other things, the information described below and in greater detail in Article II, Section 14 of our Bylaws, which are available under Corporate Governance in the investors section of our website.

- As to each person who you propose to nominate for election or reelection as a director:
  - All information relating to the person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14 under the Exchange Act
  - The person's written consent to be named in our proxy statement and accompanying proxy card as a nominee and serve as a director if elected for a full term until the next meeting at which such nominee would face reelection
  - All information with respect to such person that would be required to be set forth in a stockholder's notice pursuant to our Bylaws if such person were a stockholder
  - A description of any material relationships between you (and your associates and affiliates) and the nominee (and his or her associates and affiliates), as more particularly set forth in our Bylaws
- As to any other item of business you propose to bring before the meeting, a brief description of the business, the reasons for conducting the business during the meeting, a reasonably detailed description of all agreements, arrangements and understandings between or among any stockholders and between or among any stockholder and other person or entity in connection with the proposal of such business by such stockholder and any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act
- Your name and address, and the class and number of shares you own beneficially and as of record, as well as information relating to your security ownership in our company.

Stockholder items of business that do not fully comply with the advance notice and other requirements contained in our Bylaws will not be permitted to be brought before the 2024 Annual Meeting. In addition to satisfying the foregoing requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our company's nominees must provide written notice to our Corporate Secretary at our principal executive offices that includes the information required by Rule 14a-19 under the Exchange Act no later than February 27, 2024.

We intend to file a proxy statement and a white proxy card with the SEC in connection with our solicitation of proxies for the 2024 Annual Meeting.

HOW DO I NOMINATE DIRECTORS FOR INCLUSION IN THE 2024 PROXY STATEMENT?

Our Bylaws permit a stockholder, or a group of no more than 20 stockholders, owning at least 3% of our company's outstanding shares of common stock continuously for at least three years to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two nominees or 20% of our Board, subject to the requirements contained in Article II, Section 17 of our Bylaws, which are available under Corporate Governance in the investors section of our website. Notice of proxy access director nominees for the 2024 Annual Meeting must be delivered to our Corporate Secretary at our principal executive offices no earlier than October 17, 2023 and no later than November 16, 2023 and must otherwise comply with our Bylaws.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES FROM GAAP

We report our financial results in conformity with accounting principles generally accepted in the United States of America, or GAAP, and also communicate with investors using certain non-GAAP financial measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement the presentation of our financial results prepared in accordance with GAAP. Based on feedback from investors and financial analysts, we believe that the supplemental non-GAAP financial measures we provide are useful to their assessment of our performance and operating trends, as well as liquidity.

Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it more difficult to assess our underlying performance in a single period. By excluding the accounting effects, positive or negative, of certain items (such as restructuring charges, outcomes of certain legal proceedings, certain effects of strategic transactions and related costs, losses from debt extinguishments, gains or losses from curtailment or settlement of pension obligations, gains or losses on sales of certain assets, gains or losses on venture investments and other items), we believe that we are providing meaningful supplemental information that facilitates an understanding of our core operating results and liquidity measures. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency or timing.

We use these non-GAAP financial measures internally to evaluate trends in our underlying performance, as well as to facilitate comparison to the results of competitors for quarters and year-to-date periods, as applicable.

We use the following non-GAAP financial measures in this proxy statement:

- *Sales change ex. currency* refers to the increase or decrease in net sales, excluding the estimated impact of foreign currency translation and the reclassification of sales between segments, and, where applicable, an extra week in our fiscal year and the calendar shift resulting from the extra week in the prior fiscal year, and currency adjustment for transitional reporting of highly inflationary economies. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior period results translated at current period average exchange rates to exclude the effect of currency fluctuations.

- *Organic sales change* refers to sales change ex. currency, excluding the estimated impact of acquisitions and product line divestitures.

  We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales change from the ongoing activities of our businesses and enhance their ability to evaluate our results from period to period.

- *Adjusted EBITDA* refers to adjusted operating income before depreciation and amortization. Adjusted operating income is income before taxes; interest expense; other non-operating expense (income), net; and other expense (income), net.

- *Adjusted EBITDA margin* refers to adjusted EBITDA as a percentage of net sales.

- *Adjusted net income per common share, assuming dilution (adjusted EPS)*, refers to adjusted net income divided by the weighted average number of common shares outstanding, assuming dilution. Adjusted net income is income before taxes, tax-effected at the adjusted tax rate, and adjusted for tax-effected restructuring charges and other items. Adjusted tax rate is the full-year GAAP tax rate, adjusted to exclude certain unusual or infrequent events that are expected to significantly impact that rate, such as effects of certain discrete tax planning actions, impacts related to enactments of comprehensive tax law changes, and other items.

  We believe that adjusted EBITDA, adjusted EBITDA margin and adjusted EPS assist investors in understanding our core operating trends and comparing our results with those of our competitors.

- *Free cash flow* refers to cash flow provided by operating activities, less payments for property, plant and equipment, software and other deferred charges, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from insurance and sales (purchases) of investments. Free cash flow is also adjusted for, where applicable, certain acquisition-related transaction costs. We believe that free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases and acquisitions.

- *Return on total capital* (ROTC) refers to net income excluding interest expense and amortization of intangible assets from acquisitions, net of tax benefit, divided by the average of beginning and ending invested capital. We believe that ROTC assists investors in understanding our ability to generate returns from our capital.

- *Adjusted earnings before interest and taxes* (EBIT) refers to earnings before interest expense, other non-operating expense (income), taxes and equity method investment losses, excluding non-cash restructuring costs, acquisitions completed since the targets were set, and other items. We believe that adjusted EBIT assists investors in understanding our core operating trends and comparing our results with those of our competitors. We use adjusted EBIT to calculate economic value added (EVA), one of the performance objectives used in our long-term incentive compensation program.

SALES CHANGE EX. CURRENCY AND ORGANIC SALES CHANGE

($ in millions)	2020	2021	2022	2021-2022 2-YR CAGR[1]
Net sales	**$6,971.5**	**$8,408.3**	**$9,039.3**	**13.9%**
Reported net sales change	(1.4)%	20.6%	7.5%	
Foreign currency translation	0.9%	(3.4)%	5.6%	
Extra week impact	(1.3)%	1.4%	–	
Sales change ex. currency (non-GAAP)[2]	(1.7)%	18.6%	13.1%	15.8%
Acquisitions and product line divestiture	(1.7)%	(3.1)%	(3.6)%	
Organic sales change (non-GAAP)[2]	(3.4)%	15.6%	9.5%	12.5%

[1] Reflects two-year compound annual growth rates, with 2020 as the base period.

[2] Totals may not sum due to rounding.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

($ in millions)	2020	2021	2022	2021-2022 2-YR CAGR[1]
Net sales	**$6,971.5**	**$8,408.3**	**$9,039.3**	
Operating income before interest expense, other non-operating expense (income) and taxes, as reported	**$ 809.2**	**$1,058.7**	**$1,074.0**	**15.2%**
Operating margins, as reported	**11.6%**	**12.6%**	**11.9%**	
Non-GAAP adjustments:				
Restructuring charges:				
Severance and related costs	$ 49.1	$ 10.5	$ 7.6	
Asset impairment and lease cancellation charges	6.2	3.1	0.1	
Other items[2]	(1.7)	(8.0)	(8.3)	
Adjusted operating income (non-GAAP)	$ 862.8	$1,064.3	$1,073.4	
Adjusted operating margins (non-GAAP)	12.4%	12.7%	11.9%	
Depreciation and amortization	$ 205.3	$ 244.1	$ 290.7	
Adjusted EBITDA (non-GAAP)	$1,068.1	$1,308.4	$1,364.1	13.0%
Adjusted EBITDA margins (non-GAAP)	15.3%	15.6%	15.1%	

[1] Reflects two-year compound annual growth rates, with 2020 as the base period.

[2] Includes pre-tax gain/loss on venture investments, gain on sale of product line, gain/loss on sales of assets, outcomes of legal proceedings, and transaction and related costs.

ADJUSTED EPS

($ in millions, except per share amounts)	2020	2021	2022	2021-2022 2-YR CAGR[1]
As reported net income	**$555.9**	**$740.1**	**$757.1**	**16.7%**
As reported net income per common share, assuming dilution	**$ 6.61**	**$ 8.83**	**$ 9.21**	**18.0%**
Non-GAAP adjustments per common share, net of tax:				
Restructuring charges and other items[2]	0.48	0.05	(0.06)	
Pension plan settlement and curtailment losses	0.01	0.03	–	
Adjusted net income per common share, assuming dilution (non-GAAP)	$ 7.10	$ 8.91	$ 9.15	13.5%

The adjusted tax rates were 24.1%, 25% and 24.7% for 2020, 2021 and 2022, respectively.

[1] Reflects two-year compound annual growth rates, with 2020 as the base period.

[2] Other items include gain/loss on venture investments, gain on sale of product line, gain/loss on sales of assets, outcomes of legal proceedings, and transaction and related costs.

FREE CASH FLOW

($ in millions)	2020	2021	2022
Net cash provided by operating activities	**$ 751.3**	**$1,046.8**	**$ 961.0**
Purchases of property, plant and equipment	(201.4)	(255.0)	(278.1)
Purchases of software and other deferred charges	(17.2)	(17.1)	(20.4)
Proceeds from sales of property, plant and equipment	9.2	1.1	2.3
Proceeds from insurance and sales (purchases) of investments, net	5.6	3.1	1.9
Payments for certain acquisition-related transaction costs	–	18.8	0.6
Free cash flow (non-GAAP)	$ 547.5	$ 797.7	$ 667.3

RETURN ON TOTAL CAPITAL (ROTC)

($ in millions)	2021	2022
As reported net income	**$ 740.1**	**$ 757.1**
Interest expense, net of tax benefit	52.7	63.7
Intangible amortization, net of tax benefit	33.5	62.0
Effective tax rate	25.0%	24.2%
Net income, excluding interest expense and intangible amortization, net of tax benefit	$ 826.3	$ 882.8
Total debt	$3,104.7	$3,102.1
Shareholders' equity	$1,924.4	$2,032.2
Total debt and shareholders' equity	$5,029.1	$5,134.3
ROTC (non-GAAP)	19.1%	17.4%

ADJUSTED EARNINGS BEFORE INTEREST AND TAXES (EBIT)

($ in millions)	2020	2021	2022
As reported net income	**$555.9**	**$ 740.1**	**$ 757.1**
Adjustments:			
Interest expense	70.0	70.2	84.1
Other non-operating expense (income), net	1.9	(4.1)	(9.4)
Provision for income taxes	177.7	248.6	242.2
Equity method investment losses	3.7	3.9	–
Operating income before interest expense, other non-operating expense (income), taxes, and equity method investment losses	$809.2	$1,058.7	$1,074.0
Reconciling items:			
Non-cash restructuring costs	6.2	2.4	0.1
Other items[1]	(1.8)	(35.8)	(90.2)
Adjusted earnings before interest expense, other non-operating expense (income), taxes, equity method investment losses, non-cash restructuring costs, acquisitions completed since the targets were set, and other items (non-GAAP)	$813.6	$1,025.3	$ 983.9

[1] Includes impact of acquisitions completed after targets were set, gain/loss on venture investments, gain on sale of product line, gain/loss on sales of assets, outcomes of legal proceedings, transaction and related costs, and other items.

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2022
Sustainability and
Annual Reports

2023
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Statement

 

 

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